Annual Report 2025

ENCOMPASS HEALTH



Encompass Health Corporation
Who we are



#1 Owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues and number of hospitals

Number of states in which we operate

39

and Puerto Rico

173 Inpatient rehabilitation hospitals

*as of December 31, 2025

AMERICA'S **BEST** PHYSICAL REHABILITATION CENTERS 2020-2025
Newsweek statista
AMERICA'S MOST AWARDED LEADER IN INPATIENT REHABILITATION

Forbes 2026 | AMERICA'S **BEST COMPANIES**

Forbes MOST TRUSTED COMPANIES IN AMERICA 2025

FORTUNE **WORLD'S MOST ADMIRED COMPANIES**™ 2026

nrc HEALTH EXCELLENCE IN Patient Experience AWARD 2025

Financial highlights 2025
Strong financial performance

$5,935.2
million in net operating revenue – up 10.5% from 2024

$1,267.9
million in adjusted EBITDA – up 14.9% from 2024

1.9x
net leverage ratio, down from 2.2x in 2024

$817.9
million in adjusted free cash flow - up 18.5% from 2024



2023-2027 GROWTH TARGETS
We are well positioned for future growth

 **6** to **10**
de novos **per year**

 **80** to **120**
bed additions **per year**

 **6%** to **8%**
discharge **CAGR**

Disclosures, including reconciliations to the most comparable GAAP financial measure, for non-GAAP financial information can be found in Appendix A to the Proxy Statement herein and at the end of the letter from the Chairman and CEO in this Annual Report.

Operational highlights 2025
Key accomplishments



Capacity expansion
- Opened **8** hospitals, adding 390 beds
- Added **127 beds** to existing hospitals
- A total of **517** beds added to IRF capacity across 8 states and Puerto Rico

Quality
We operate 149 hospitals that hold one or more of the following **Joint Commission Disease-Specific Care Certifications** in rehabilitation: stroke, hip fracture, cardiac, pulmonary, brain injury, amputee, Parkinson's disease and spinal cord injury.

Total discharge growth
- Total discharge growth of **6.0%**
- Treated approximately **7.5%** of patients recovering from a stroke in the United States

Advanced technology
We expanded **in-house hemodialysis service** to a total of 127 hospitals. Providing our patients dialysis on site without interrupting therapy or requiring travel improves patient satisfaction and lowers our cost of treatment.

Clinical innovation
In 2021, we initiated our fall prevention model which combines predictive modeling with our core clinical practice protocols. **Since then we have seen our fall rates per 1,000 patient days improve 32%.**





Superior outcomes 2025

We continued to provide high-quality care by placing our patients first.



Measure	Encompass Health	Benchmark	
Discharge to community	84.6%	82.0%	Higher is better
Discharge to SNF	6.1%	8.3%	Lower is better
Discharge to acute	8.6%	8.9%	Lower is better











Forward-looking statements

The information contained here includes forward-looking statements that reflect Encompass Health's current outlook, views and plans with respect to future events, including the business outlook and growth targets. These forward-looking statements are based on assumptions the Company believes, as of the date hereof, are reasonable. Inevitably, there will be differences between such estimates and actual events or results, and those differences may be material. There can be no assurance any estimates, projections or forward-looking statements will be realized.

All such estimates, projections and forward-looking statements speak only as of the date hereof. Encompass Health undertakes no duty to publicly update or revise the information contained herein.

You are cautioned not to place undue reliance on the estimates, projections and other forward-looking statements here as they are based on current expectations and general assumptions and are subject to various risks, uncertainties and other factors, including those set forth in the Form 10-K for the year ended December 31, 2025, many of which are beyond Encompass Health's control, that may cause actual events or results to differ materially from the views, beliefs and estimates expressed herein.



Dear fellow shareholders,

Encompass Health produced strong financial results in 2025, generating revenue growth of 10.5% and adjusted EBITDA growth of 14.9%.[1] These results reflect the skill and dedication of our workforce and our long-term investments in clinical initiatives and capacity expansion. We continue to believe these efforts have established important and sustainable competitive advantages.

Our value proposition resonates with referral sources, payors and patients. In 2025, we cared for more than 260,000 patients, resulting in total discharge growth of 6.0%.

We generate significant levels of free cash flow. In 2025, our adjusted free cash flow of approximately $818 million[1] funded our capacity investments; the repurchase of $158.0 million of our common stock; and cash dividends on our common stock totaling $71.1 million. Our year-end net leverage was 1.9x.[1]

Our quality and patient outcome scores improved yet again and remain ahead of industry averages. For 2025, our full-year discharge-to-community rate was 84.6% — up 100 basis points from 2024 — and our discharge-to-acute-care rate decreased 50 basis points to 8.6%. We are helping more patients recover and return home without subsequent 30-day acute care hospital readmissions. Acute care hospitals know they can reliably send complex patients to us when the time is right, reducing the number of unnecessary patient days in the relatively expensive acute setting. Our attractiveness as a partner is evidenced by the fact that 67 of our 173 hospitals operated as joint ventures.

Encompass Health's use of data analytics and Artificial Intelligence (AI) continues to benefit our patients and our company. In 2015, we began implementing predictive analytics to assess clinical variables related to acute care transfer risk and to generate action items, including clinician intervention when appropriate. We fully implemented our acute care transfer risk reduction model in 2017 and have achieved more than a 200-basis point decline in our acute care transfer rate since then. We have expanded this platform to provide clinicians with near-real-time evaluations of each patient's fall risk. Since implementation of our fall risk model in 2021, our patient fall rate has decreased by 32%. In 2025, we leveraged our relationship with Palantir to focus on AI initiatives to streamline admission documentation and enhance our responses to claim denials. We recently extended and expanded our strategic relationship with Palantir and look forward to additional successes in 2026 and beyond.

Further on the technology front, in 2025 we converted our Enterprise Resource Planning system to Oracle Fusion. Fusion provides us with a flexible and sustainable, cloud—based IT infrastructure to support our growing business.

Our investment in new hospitals and bed additions exceeded $525 million in 2025. We opened eight new hospitals with 390 beds and added 127 beds to existing hospitals, providing a total of 517 beds of new patient capacity. In 2026, we expect to open eight new hospitals and add approximately 175 beds to existing hospitals. In addition to our two-pronged capacity expansion strategy — de novo hospitals and bed additions — we will begin opening small-format hospitals in 2027. This third modality of capacity expansion will facilitate a hub-and-spoke strategy in larger and growing markets.

There remains a significant unmet need for inpatient rehabilitation services in the U.S. The population in our average Medicare patient age range of 75 to 79 is growing approximately 4% annually, yet the supply of licensed inpatient rehabilitation facilities (IRFs) has grown only modestly since 2010. As a result, demand for intensive inpatient rehabilitative care for complex medical conditions, such as stroke, remains significantly underserved.

Encompass Health is one of very few providers with the means to alter this equation. We treat more IRF-appropriate patients than any other provider, enabling us to develop and refine best-in-class clinical protocols that are implemented across our hospitals. Our state-of-the-art information systems, including our IRF-specific electronic medical record, support the identification, development and deployment of these clinical protocols. Our scale and clinical capabilities position us as a low-cost provider of high-quality inpatient rehabilitation care — exactly where we aim to be within the value chain.

Encompass Health has never had greater opportunity, and we have never been better positioned to capitalize on it.

Thank you for your continued support.

Sincerely,

Greg Carmichael
Chairman, Board of Directors

Mark Tarr
President and Chief Executive Officer

---

[1] Adjusted EBITDA and Adjusted free cash flow are non-GAAP financial measures, and the net leverage ratio referenced is defined as the ratio of consolidated total debt, net of cash on hand, to Adjusted EBITDA for the trailing four quarters. The corresponding GAAP financial measures, including reconciliations to those financial measures, can be found in Appendix A to the Proxy Statement herein and below.

(Millions)	2025	2024
Net cash provided by operating activities	$ 1,175.6	$ 1,002.8
Impact of discontinued operations	1.4	3.1
Net cash provided by operating activities of continued operations	1,177.0	1,005.9
Capital expenditures for maintenance	(209.5)	(184.6)
Distributions paid to noncontrolling interests of consolidated affiliates	(152.1)	(125.0)
Items not indicative of ongoing operating performance:		
Transaction costs and related liabilities	2.5	(6.0)
Adjusted free cash flow	$ 817.9	$ 690.3



April 7, 2026

Dear fellow stockholder:

I am pleased to invite you to attend our 2026 Annual Meeting of Stockholders of Encompass Health Corporation, to be held on Thursday, May 7, 2026, at 11:00 a.m., central time. We will conduct this year's annual meeting by live webcast only. If you owned Encompass Health common stock on March 9, 2026, you will be able to attend by visiting www.virtualshareholdermeeting.com/EHC2026. The meeting website will be accessible beginning 15 minutes prior to the meeting. To participate in the meeting or vote at the meeting, you must enter the 16-digit control number included on your proxy card.

We will consider the items of business described in the Proxy Statement accompanying this letter and respond to any questions you may have. The Proxy Statement contains important information about the matters to be voted on and the process for voting, along with information about Encompass Health, its management and its directors.

Every stockholder's vote is important to us. Even if you plan to attend the annual meeting by logging into the virtual annual meeting website, *please promptly vote* by submitting your proxy by phone, by internet or by mail. The "Commonly Asked Questions" section of the Proxy Statement and the enclosed proxy card contain detailed instructions for submitting your proxy.

On behalf of the directors, management and employees of Encompass Health, thank you for your continued support of and ownership in our company.

Sincerely,

Greg D. Carmichael
Chairman of the Board of Directors

ENCOMPASS HEALTH CORPORATION

Notice of Annual Meeting of Stockholders

TIME	11:00 a.m., central time, on Thursday, May 7, 2026
PLACE	This year's annual meeting will be conducted by live webcast. You may attend and participate in the meeting by visiting www.virtualshareholdermeeting.com/EHC2026 and entering the 16-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials. If you hold your shares through an intermediary, such as a bank or broker, and do not have a control number, please contact the bank or broker.

ITEMS OF BUSINESS	• To elect 10 directors to the board of directors to serve until our 2027 annual meeting of stockholders.
	
	   ➢ **The board of directors recommends a vote FOR each nominee.**
	
	• To ratify the appointment by Encompass Health's Audit Committee of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm.
	
	   ➢ **The board of directors recommends a vote FOR ratification.**
	
	• To approve, on an advisory basis, the compensation of the named executive officers as disclosed in Encompass Health's Definitive Proxy Statement for the 2026 annual meeting.
	
	   ➢ **The board of directors recommends a vote FOR the approval of the compensation of our named executive officers.**
	
	• To transact such other business as may properly come before the annual meeting and any adjournment or postponement.

RECORD DATE	You can vote if you are a holder of record of Encompass Health common stock on March 9, 2026.
PROXY VOTING	Your vote is important. Please vote in one of these ways: • Via internet: Prior to meeting date, go to http://www.proxyvote.com and follow the instructions. You will need to enter the control number printed on your proxy card; • By telephone: Call toll-free 1-800-690-6903 and follow the instructions. You will need to enter the control number printed on your proxy card; • In writing: Complete, sign, date and promptly return your proxy card in the enclosed envelope; or • At the annual meeting: Go to www.virtualshareholdermeeting.com/EHC2026 at the time of the meeting, enter the control number printed on your proxy card, and follow the instructions.

**Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting of Stockholders to be Held on May 7, 2026**

Encompass Health's Proxy Statement on Schedule 14A, form of proxy card, and 2025 Annual Report (including the 2025 Annual Report on Form 10-K) are available at http://www.proxyvote.com after entering the control number printed on your proxy card.

Patrick Darby

Birmingham, Alabama
April 7, 2026

Patrick Darby
Secretary

ENCOMPASS HEALTH CORPORATION
PROXY STATEMENT

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "Encompass Health," "we," "us," "our," and the "Company" refer to Encompass Health Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. We use the term "Encompass Health Corporation" to refer to Encompass Health Corporation alone wherever a distinction between Encompass Health Corporation and its subsidiaries is required or aids in the understanding of this filing.

This proxy statement and the accompanying form of proxy are first being sent to our stockholders on April 7, 2026.

ENCOMPASS HEALTH CORPORATION
PROXY STATEMENT

PROXY SUMMARY

This summary highlights selected information about the items to be voted on at our annual meeting and information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider in deciding how to vote, so you should read the entire proxy statement carefully before voting.

Proposals That Require Your Vote

Proposals	Board Recommendation	Votes Required for Approval	More Information
1. Election of 10 directors to serve until our 2027 annual meeting	**FOR each nominee**	Votes for the director exceed the votes against the director	Page 8
2. Ratification of the appointment of our independent registered public accounting firm	**FOR**	Votes for the proposal exceed the votes against the proposal	Page 15
3. Approval, on an advisory basis, of our executive compensation	**FOR**	Votes for the proposal exceed the votes against the proposal	Page 17

Say-on-Pay Highlights

We have received a say-on-pay approval vote of greater than 93% every year. We believe our stockholders have overwhelmingly endorsed our pay-for-performance track record, strong corporate governance, and compensation risk mitigation practices, including the following best practices related to executive compensation:

✓ **Annual and long-term incentive plans have maximum award opportunities**

✓ **Annual and long-term incentive plans are designed with multiple measures of performance**

✓ **Annual incentive plan includes financial and sustainability metrics (human capital and quality of care)**

✓ **Long-term incentive plan has 3-year performance period and relative total shareholder return component**

✓ **Compensation "claw-back" policy applies to all officers, covers misconduct in some cases where a financial restatement has not occurred, and otherwise complies with NYSE claw-back requirements**

✓ **Equity ownership guidelines for executives require retention of 50% of net shares at the time of exercise/ vesting until the ownership multiple is met. Non-employee directors must hold awards until departure**

✓ **Insider trading policy expressly prohibits hedging or pledging of our stock by executives and directors**

✓ **Change-of-control compensation arrangements include "double triggers" and do not gross-up for taxes**

Our pay-for-performance and other compensation best practices are discussed further beginning on page 35.

Governance Highlights

✓ **Independent, non-executive chairman of the board**

✓ **9 of 10 of our directors are independent**

✓ **All standing board committees are fully independent**

✓ **Heightened board independence requirement (75% of directors must be independent)**

✓ **Independent sessions are scheduled at every regular meeting of our board and its committees (no members of management are present at these independent sessions)**

✓ **Average tenure of director nominees is 6.8 years (see page 8 for individual tenures)**

✓ **All directors attended at least 75% of the meetings of the board and the respective committees in 2025**

✓ **Robust stock ownership requirements for directors and officers**

✓ **Majority voting in uncontested director elections, combined with contingent resignations of directors**

✓ **Declassified board with annual elections**

✓ **None of our directors serve on more than 2 outside public company boards**

✓ **No poison pill in place**

✓ **Annual board and committee performance evaluations and periodic involvement of outside advisors in such evaluations**

✓ **Active stockholder engagement program**

✓ **Regular reviews of succession plans for CEO and other senior executives**

✓ **Stockholders may amend our bylaws by simple majority vote**

✓ **Proxy reimbursement bylaw for stockholder proxy solicitation expenses (see page 27)**

✓ **Stockholder-adopted exclusive forum bylaw for internal corporate claims**

✓ **Stockholders may act by written consent**

✓ **Stockholders representing 20% of outstanding shares may call a special meeting**

✓ **Term limit for directors of 15 years, subject to exceptions at the board's discretion**

✓ **Mandatory retirement age for directors of 75, subject to exceptions at the board's discretion**

✓ **Limitations on directorships for executive officers**

✓ **Enterprise risk management, including cybersecurity, oversight by full board and designated committees on regular schedule (see page 19)**

✓ **Sustainability oversight by full board and designated committees on regular schedule (see pages 19-20)**

✓ **Sustainability targets in the executive compensation program (quality of care and employee turnover metrics)(see page 40)**

✓ **Organizational focus on a strong culture and employee development and engagement (see the discussion in our 2025 Annual Report on Form 10-K)**

COMMONLY ASKED QUESTIONS

Why did I receive these proxy materials?

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at our 2026 annual meeting of stockholders and at any adjournment or postponement. As a reminder, our annual meeting will be entirely by means of live internet webcast, frequently referred to as a "virtual annual meeting." At our annual meeting, stockholders will act upon the following proposals:

(1) to elect 10 directors to the board of directors to serve until our 2027 annual meeting of stockholders;

(2) to ratify the appointment by the Audit Committee of our board of directors of PricewaterhouseCoopers LLP as our independent registered public accounting firm;

(3) to approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this proxy statement for the 2026 annual meeting; and

(4) to transact such other business as may properly come before the 2026 annual meeting of stockholders and any adjournment or postponement.

These proxy solicitation materials are being sent to our stockholders on or about April 7, 2026 and summarize the purposes of the meeting and the information you need to know to vote at the annual meeting.

How can I participate in the virtual annual meeting?

Participation in the 2026 annual meeting of stockholders is limited to stockholders. You will be able to attend and participate in the virtual annual meeting by visiting www.virtualshareholdermeeting.com/EHC2026 and entering the 16-digit control number included on your proxy card or Notice of Internet Availability of Proxy Materials. If you hold your shares through an intermediary or nominee, such as a bank or stockbroker, and do not have a control number, please contact the bank, broker or nominee for instructions. Please log in to the website by 10:45 a.m., central time, on the day of the meeting.

You may vote and submit questions during the annual meeting by following the instructions available on the meeting website. All questions that comply with the rules for the meeting posted on the meeting website will be answered. If the time allotted for the meeting is not sufficient to allow for answering all the questions submitted, we will post the question and our response on our website at https://investor.encompasshealth.com at our earliest convenience. Out of fairness and respect to all attendees, we will not answer questions that are:

- not pertinent to the business of the Company or to the business of the annual meeting,
- related to material non-public information of the Company,
- related to personal grievances or individual personnel matters or not otherwise a matter of interest to stockholders generally,
- derogatory references to individuals or that are otherwise offensive or in bad taste,
- repetitious questions or statements already submitted or made by another stockholder,
- related to pending or threatened litigation, or
- otherwise not in compliance with the rules for the meeting posted on the meeting website.

Who is entitled to vote at the meeting?

The board of directors has determined that those stockholders who are recorded in the books of our transfer agent as owning shares of our common stock as of the close of business on March 9, 2026, are entitled to receive notice of and to vote at the annual meeting of stockholders. As of February 12, 2026, there were 99,416,162 shares of our common stock issued and outstanding. Your shares may be (1) held directly in your name as the stockholder of record or (2) held for you as the beneficial owner through a stockbroker, bank or other nominee, or both. Our common stock is our only class of outstanding voting securities. Each share of common stock owned as of the close of business on March 9, 2026 is entitled to one vote on each matter properly brought before the annual meeting.

A complete list of stockholders entitled to vote at the meeting will be available for examination by our stockholders for any purpose germane to the meeting, during ordinary business hours at 9001 Liberty Parkway, Birmingham, Alabama 35242, for ten days prior to the meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent directly to you by us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote during the meeting on the virtual annual meeting website. If you requested a paper copy of the proxy materials, we have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank, or nominee which is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the meeting. However, because you are not the stockholder of record, you may not vote these shares during the meeting on the website unless you have a control number from the voting instruction card you received. Your broker, bank, or nominee has enclosed or provided a voting instruction card for you to use in directing the broker or nominee how to vote your shares. If you do not provide the stockholder of record with voting instructions, your shares will constitute broker non-votes. The effect of broker non-votes is more specifically described in "What vote is required to approve each item?" below.

How can I vote my shares at the virtual annual meeting?

Shares held directly in your name as the stockholder of record may be voted during the virtual annual meeting, and you will need the control number included on your proxy card or Notice of Internet Availability of Proxy Materials. Submitting your proxy by telephone, by internet or by mail will in no way limit your right to vote during the virtual annual meeting.

Shares held beneficially in street name may be voted by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares. Owners of shares held in street name that expect to attend and vote during the virtual annual meeting should contact their broker, bank or nominee as soon as possible to obtain the necessary proxy.

Even if you currently plan to attend the virtual annual meeting, we recommend that you also submit your proxy as described below so your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct your vote without attending the meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your broker, bank, or nominee.

Please refer to the summary instructions below and those included on your proxy card or, for shares held in street name, the voting instruction form provided by your broker, bank, or nominee. The internet and telephone voting procedures established for our stockholders of record are designed to authenticate your identity, to allow you to give your voting instructions, and to confirm those instructions have been properly recorded. Internet and telephone voting for stockholders of record will be available 24 hours a day, and will close at 11:59 p.m. eastern time on May 6, 2026. The availability of internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other holder of record. Therefore, we recommend that you follow the voting instructions you receive.

- BY INTERNET – If you have internet access, you may submit your proxy from any location in the world by following the "internet" instructions on the proxy card. Please have one of those documents in hand when accessing the website as you will need the control number found there.

- BY TELEPHONE – If you live in the United States, Puerto Rico, or Canada, you may submit your proxy by following the "telephone" instructions on your proxy card. Please have one of those documents in hand when you call as you will need the control number found there.

- BY MAIL – If you requested a paper copy of the proxy materials, you may vote by mail by marking, signing, and dating your proxy card or, for shares held in street name, the voting instruction card included by your broker, bank, or nominee and mailing it in the accompanying enclosed, pre-addressed envelope. If you provide specific voting instructions, your shares will be voted as you instruct. If you do not have the pre-addressed envelope available, please mail your completed proxy card to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Mailed proxy cards must be received no later than May 6, 2026 in order to be counted.

If you cast your vote in any of the ways set forth above, your shares will be voted in accordance with your voting instructions unless you validly revoke your proxy. We do not currently anticipate that any other matters will be presented for action at the annual meeting. If any other matters are properly presented for action, the persons named as your proxies will vote your shares on these other matters in their discretion, under the discretionary authority you have granted to them in your proxy.

Can I access the proxy statement and annual report on the internet?

Yes. This proxy statement, the form of proxy card and our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K") are available at http://www.proxyvote.com after entering the control number printed on your proxy card. If you received a paper copy of the proxy materials, you have made a previous election to that effect. If you are a stockholder of record and would like to access future proxy materials electronically instead of receiving paper copies in the mail, there are several ways to do this. You can mark the appropriate box on your proxy card or follow the instructions if you vote by telephone or the internet. If you have internet access, we hope you make this choice. Receiving future annual reports and proxy statements via the internet will be simpler for you, will save the Company money and is friendlier to the environment.

A copy of our 2025 Form 10-K and the proxy materials are also available without charge from the "Investors" section of our website at https://investor.encompasshealth.com. **The 2025 Form 10-K and the proxy materials are also available in print to stockholders without charge and upon request, addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary.**

Are you planning on making the proxy materials only available by internet this year, unless paper copies are requested?

No. Although many public companies mail a notice to their shareholders so they can provide proxy materials through the internet, we have elected to use the "full set delivery" option and are providing paper copies of proxy materials to all of our shareholders, unless otherwise previously requested by the shareholder. Our proxy materials and 2025 Form 10-K comprising our Annual Report are also available via the internet. See "Can I access the proxy statement and annual report on the internet?" directly above. We may decide not to use the "full set delivery" option in the future; however, you will still have the right to request a free set of proxy materials by mail. Alternatively, you may elect at http://www.proxyvote.com to receive our proxy materials by electronic mail in the future.

Can I change my vote after I submit my proxy?

Yes. Even after you have submitted your proxy, you may change your vote by:

- filing with our corporate secretary at 9001 Liberty Parkway, Birmingham, Alabama 35242, a signed, original written notice of revocation dated later than the proxy you submitted, provided such notice is received by on or before May 6, 2026;

- submitting a duly executed proxy bearing a later date that is received on or before May 6, 2026;

- voting by telephone or internet on a later date; or

- attending the virtual annual meeting and voting during the meeting on the meeting website.

In order to revoke your proxy without voting again, you must send an original notice of revocation of your proxy to the address in the first bullet above sent by U.S. mail or overnight courier prior to the voting deadline. If you grant a proxy, you are not prevented from attending the virtual annual meeting and voting. However, your attendance at the virtual annual meeting will not by itself revoke a proxy you have previously granted; you must vote during the virtual annual meeting to revoke your proxy.

If your shares are held by a broker, bank or other nominee, you may revoke your proxy by following the instructions provided by your broker, bank, or nominee. All valid proxies not revoked will be voted at the annual meeting.

What is "householding" and how does it affect me?

We are delivering the proxy materials addressed to all stockholders who share a single address unless they have notified us they wish to "opt out" of the program known as "householding." Under the householding procedure, stockholders of record who have the same address and last name receive only one copy of the proxy materials. Householding is intended to reduce our printing and postage costs and material waste. WE WILL DELIVER A SEPARATE COPY OF THE ANNUAL REPORT OR PROXY STATEMENT PROMPTLY UPON WRITTEN OR ORAL REQUEST. You may request a separate copy by contacting our corporate secretary at 9001 Liberty Parkway, Birmingham, Alabama 35242, or by calling 1-205-967-7116.

If you are a stockholder of record and you choose not to have these disclosure documents sent to a single household address as described above, you must "opt-out" by writing to: Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095, and we will cease householding disclosure documents within 30 days. If we do not receive instructions to remove your account(s) from this service, your account(s) will continue to be householded. Conversely, if you are receiving multiple copies of these disclosure documents and wish to receive only one copy, you should contact your bank or broker for information regarding householding of disclosure documents and to request a change in delivery status

What constitutes a quorum to transact business at the meeting?

Before any business may be transacted at the annual meeting, a quorum must be present. The presence at the annual meeting, by participation in the virtual meeting or by proxy, of the holders of a majority of the shares of all of our capital stock outstanding and entitled to vote on the record date will constitute a quorum. At the close of business on February 12, 2026, 99,416,162 shares of our common stock were issued and outstanding. Proxies received but marked as withholds, abstentions, and broker non-votes will be included in the calculation of the number of shares considered to be present at the annual meeting for purposes of a quorum.

If a quorum is not present or if we decide that more time is necessary for the solicitation of proxies, we may adjourn the annual meeting. We may do this with or without a stockholder vote. If the stockholders vote to adjourn the annual meeting in accordance with our Bylaws, the named proxies will vote all shares of common stock for which they have voting authority in favor of adjournment.

What is the recommendation of the board of directors?

Our board of directors unanimously recommends a vote:

1. **"FOR" the election of each of our 10 nominees to the board of directors;**
2. **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm;**
3. **"FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission; and**

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote in accordance with their judgment on such matter.

What vote is required to approve each item?

The vote requirements for Proposals 1 and 2 are as follows:

• Each nominee for director named in Proposal 1 will be elected if the votes for the nominee exceed the number of votes against with respect to such nominee. Votes cast with respect to a nominee will exclude abstentions and broker non-votes.

• Proposal 2, the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm, will be approved if the votes cast for the proposal exceed those cast against the proposal. Broker non-votes will not be counted as votes cast for or against.

Please note that "say-on-pay," Proposal 3, is only advisory in nature and has no binding effect on the Company or our board of directors. For Proposal 3, our board of directors will consider the proposal approved if the votes cast in favor of the proposal exceed the votes cast against it. Broker non-votes will not be counted as votes cast for or against.

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record is permitted to vote your shares on the ratification of the independent registered public accounting firm even if the record holder does not receive voting instructions from you. Absent instructions from you, the record holder may not vote on any "nondiscretionary" matter including a director election, an equity compensation plan, a matter relating to executive compensation, certain corporate governance changes, or any stockholder proposal. In that case, without your voting instructions, a broker non-vote will occur. An "abstention" will occur at the annual meeting if your shares are deemed to be present at the annual meeting because you attend the annual meeting but you do not vote on any proposal or other matter which is required to be voted on at the annual meeting. You should consult your broker if you have questions about this.

What does it mean if I receive more than one proxy or voting instruction card?

It means your shares of common stock are registered differently or are in more than one account. Please return each proxy and voting instruction card you receive. Please submit your vote for each control number you have been assigned.

Where can I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will publish the voting results in a Current Report on Form 8-K to be filed with the SEC no later than four business days following the end of the annual meeting. If preliminary results are reported initially, we will update the filing when final, certified results are available.

Who will count the votes?

A representative of Broadridge Financial Solutions, Inc., acting as the inspector of election, will tabulate and certify the votes.

Who will pay for the cost of this proxy solicitation?

We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing, and distributing these proxy materials. If you choose to access the proxy materials or vote over the internet, however, you are responsible for internet access charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone, or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. We will request banks, brokers, nominees, custodians, and other fiduciaries who hold shares of our stock in street name, to forward these proxy solicitation materials to the beneficial owners of those shares and we will reimburse the reasonable out-of-pocket expenses they incur in doing so.

Who should I contact if I have questions?

If you hold our common stock through a brokerage account and you have any questions or need assistance in voting your shares, you should contact the broker or bank where you hold the account. If you are a registered holder of our common stock and you have any questions or need assistance in voting your shares, please call our Investor Relations department at 1-205-969-4600. As an additional resource, the SEC website has a variety of information about the proxy voting process at www.sec.gov/spotlight/proxymatters.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT WILL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ITEMS OF BUSINESS REQUIRING YOUR VOTE

Proposal 1 – Election of Directors

Director Nominees

       The board of directors of Encompass Health consists of 10 members. Based on the recommendation of the Nominating/Corporate Governance Committee, our board proposes that each of the nominees listed below be elected as directors at this annual meeting and serve until our 2027 annual meeting of stockholders. Mr. Carmichael is the independent chairman of the board.

       Each director nominee named in this Proposal 1 will be elected if the votes for that nominee exceed the number of votes cast against that nominee. Votes cast with respect to a nominee will exclude abstentions and broker non-votes. If a nominee becomes unable or unwilling to accept the nomination or election, the persons designated as proxies will be entitled to vote for any other person designated as a substitute nominee by our board of directors. We have no reason to believe that any of the following nominees will be unable to serve. Below we have provided information relating to each of the director nominees proposed for election by our board, including a brief description of why he or she was nominated.

Name of Nominee	Age	Current Roles	Date Became Director
Greg D. Carmichael*	64	Chairman of the board; member of Compensation and Human Capital Committee and Nominating/Corporate Governance Committee	1/1/2020
Edward M. Christie III*	55	Member of Audit Committee and Compliance and Quality of Care Committee	11/27/2023
Cain A. Hayes*	56	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee	1/30/2026
Joan E. Herman*	72	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee	1/25/2013
Leslye G. Katz*	71	Member of Audit Committee and Nominating/Corporate Governance Committee (Chair)	1/25/2013
Kevin J. O'Connor*	58	Member of Compensation and Human Capital Committee (chair) and Nominating/Corporate Governance Committee	3/30/2022
Christopher R. Reidy*	69	Member of Audit Committee (Chair) and Compliance and Quality of Care Committee	10/1/2021
Nancy M. Schlichting*	71	Member of Compensation and Human Capital Committee and Compliance and Quality of Care Committee (Chair)	12/11/2017
Mark J. Tarr	64	President and Chief Executive Officer	12/29/2016
Terrance Williams*	57	Member of Audit Committee and Nominating/Corporate Governance Committee	1/1/2020

* Denotes independent director.

   There are no arrangements or understandings known to us between any of the nominees listed above and any other person pursuant to which that person was or is to be selected as a director or nominee, other than any arrangements or understandings with persons acting solely as directors or officers of Encompass Health.

All of the director nominees have public company, senior leadership and strategic planning experience and financial literacy. The following matrix is intended to summarize the other primary experiences, skills, and qualifications of the nominees. Each nominee's individual experiences and qualifications are described in more detail in the biographies below.

	Mr. Carmichael	Mr. Christie	Mr. Hayes	Ms. Herman	Ms. Katz	Mr. O'Connor	Mr. Reidy	Ms. Schlichting	Mr. Tarr	Mr. Williams
Marketing / Brand Development		x	x						x	x
Healthcare / Medical	x		x	x	x	x	x	x	x	
Governance	x			x	x	x	x	x		
Financial / Accounting	x	x	x	x	x		x	x		x
Legal / Compliance / Risk Management	x	x	x	x	x	x	x	x		x
Public Policy / Regulatory / Government Relations	x	x	x	x		x	x	x	x	x
Technology / Cybersecurity	x			x			x			
Human Capital Management	x	x	x				x	x	x	x
Stakeholder Relations	x	x	x		x		x		x	x



Greg D. Carmichael

Mr. Carmichael has served as executive chair of the board of directors of City National Bank, a subsidiary of Royal Bank of Canada ("RBC"), since October 2023. Additionally, he serves as executive chair of RBC U.S. Group Holdings, LLC, RBC's intermediate holding company in the United States. Mr. Carmichael retired as the executive chairman of Fifth Third Bancorp in April 2023. In July 2022, he retired as president and chief executive officer of Fifth Third. He originally joined Fifth Third in 2003 and served in various other executive roles, including chief operating officer and chief information officer. From 2000 to 2003, Mr. Carmichael was vice president and chief information officer for Emerson Electric, a worldwide provider of technology and energy solutions. From 1996 to 2000, he served in the same roles for a subsidiary of Emerson, and from 1986 to 1996, he served in several information technology and leadership roles at General Electric. On March 12, 2023, the Federal Deposit Insurance Corporation (the "FDIC") appointed Mr. Carmichael as chief executive officer of Signature Bridge Bank, N.A., the successor to Signature Bank, which went into FDIC receivership that same date.

Mr. Carmichael has extensive experience in matters of information technology, finance, corporate strategy and information technology, finance, corporate strategy and senior leadership relevant to large public companies. His extensive experience with IT matters includes cybersecurity oversight as a result of his leadership roles in multiple IT departments.



Edward M. Christie III

Most recently, Mr. Christie served as president and chief executive officer of Spirit Airlines, Inc. from January 2019 until April 2025. In his tenure with Spirit, which began in April 2012, Mr. Christie held a number of leadership roles and responsibilities, including as Chief Financial Officer. On November 18, 2024, Spirit filed a voluntary petition under Chapter 11 of the federal bankruptcy code in the Southern District of New York. Prior to joining Spirit, he served as Vice President and Chief Financial Officer of Pinnacle Airlines Corp. from July 2011 to March 2012. Prior to that, Mr. Christie was a partner in the management consulting firm of Vista Strategic Group LLC from May 2010 to July 2011. From 2002 to 2010, Mr. Christie served in various positions, including Chief Financial Officer, at Frontier Airlines. Mr. Christie also recently served on the board of directors of Spirit.

Mr. Christie has significant experience in finance, strategic and public company leadership, operations, and governmental relations and regulation. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.



Cain A. Hayes

Most recently, Mr. Hayes served as the president and chief executive officer at Point32Health, Inc., a leading health plan in the United States, before retiring in 2024. Prior to joining Point32Health, he served as the president and chief executive officer of Gateway Health Plan, Inc., a managed care organization, from 2018 to 2021. Prior to that, he served in various leadership roles with insurance and prominent financial services companies such as Aetna, Nationwide Insurance, and the Principal Financial Group. He currently serves on the board of directors of Docusign, Inc., where he is a member of the compensation and leadership development committee. He also serves on a number of not-for-profit boards, including the Andy Warhol Museum.

Mr. Hayes has extensive experience in the healthcare payor and financial services industries, both of which are highly regulated. In addition to his operational and strategic leadership, he brings valuable experience in risk management, sales and marketing. He has earned the Certified Employee Benefit Specialist (CEBS) designation from The Wharton School, University of Pennsylvania.



Joan E. Herman

Ms. Herman has served as the president and chief executive officer of Herman & Associates, LLC, a healthcare and management consulting firm, since 2008. Herman & Associates provides services to healthcare providers, managed care organizations, and private equity firms. From 1998 to 2008, she served in a number of senior management positions, including president and chief executive officer for two corporate divisions, at Elevance, Inc. (f/k/a Anthem, Inc. and WellPoint, Inc.), a leading managed healthcare company that offers network-based managed care plans. Prior to joining Elevance, she served in a number of senior positions at Phoenix Life Insurance Company for 16 years, lastly as senior vice president of strategic development. She currently serves as a director and a member of the compensation, audit, and compliance committees of Ionis Pharmaceuticals, Inc., an RNA-targeted drug discovery and development firm. She also serves on the boards of two Fifth Avenue Private Equity funds.

Ms. Herman has extensive experience leading large complex businesses, including in the healthcare and insurance industries. With Elevance, she gained experience dealing with government reimbursement issues as well as state and federal healthcare and insurance regulators. Additionally, she has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program, which is designed to enhance cybersecurity literacy and strengthen cyber-risk oversight practices, and holds a CERT Certificate in Cybersecurity Oversight. Her senior involvement and board service with various community and charity organizations evidences her leadership skills and character.



Leslye G. Katz

Most recently, Ms. Katz served as senior vice president and chief financial officer of IMS Health, Inc., a provider of information, services, and technology for clients in the pharmaceutical and healthcare industries. Prior to that, she served as vice president and controller for five years. From July 1998 to July 2001, Ms. Katz served as senior vice president and chief financial officer of American Lawyer Media, Inc., a privately held legal media and publishing company. Prior to joining American Lawyer Media, Ms. Katz held a number of financial management positions with The Dun & Bradstreet Corporation, followed by two years as vice president and treasurer of Cognizant Corporation, a spin off from D&B. She currently serves as vice-chair of the board of directors of My Sisters' Place, a not-for-profit provider of shelter, advocacy, and support services to victims of domestic violence.

Ms. Katz has extensive experience in financial management at companies serving the healthcare and pharmaceutical industries, as well as expertise in mergers and acquisitions, treasury, financial planning and analysis, SEC reporting, investor relations, real estate, and procurement. She has further demonstrated her leadership and character in her board service with community charities and her synagogue. She qualifies as an "audit committee financial expert" within the meaning of SEC regulations.



Kevin J. O'Connor

Mr. O'Connor is the Senior Vice President, General Counsel and Corporate Secretary of Lockheed Martin Corporation, a leading global defense technology company. From 2020 through 2024, Mr. O'Connor served as senior vice president and chief legal officer of Carrier Corporation. Prior to joining Carrier in 2020, he was Chief Legal Officer of Point72 Asset Management from 2015 through early 2020. Prior to that, he served as Vice President, Global Ethics and Compliance for United Technologies Corporation from 2012 to 2015. Prior to his corporate leadership roles, Mr. O'Connor practiced law for 20 years in both private and public practice, including serving in various roles at the United States Department of Justice, including Associate Attorney General and United States Attorney for the District of Connecticut, and at the United States Securities and Exchange Commission, Division of Enforcement. He previously served on the strategic advisory council of Vencore, Inc., a private defense contractor serving intelligence, defense, and other agencies, and the board of trustees for the University of Connecticut.

Mr. O'Connor has extensive senior leadership, legal, compliance, and regulatory/risk management experience as described above. He also has healthcare provider experience having served as the chair of the board of directors of Trinity Health of New England, a large integrated health system.



Christopher R. Reidy

Prior to retirement in 2022, Mr. Reidy served as executive vice president, chief financial officer, and chief administrative officer of Becton, Dickinson and Company ("BD"), one of the largest global medical technology companies in the world. In that role he managed strategic transactions and oversaw many functions, including finance, information technology and security, business development, and enterprise risk management. Prior to joining BD in 2013, he served in many senior finance and accounting roles, including corporate vice president and chief financial officer for ADP Corporation; vice president, controller & chief accounting officer and division CFO roles at AT&T Corporation; chief financial officer for the National Basketball Association; and audit partner at Deloitte & Touche. He currently serves on the board of directors of Embecta Corp., one of the largest pure-play diabetes management companies in the world, where he serves as chair of the technology committee and a member of the audit committee. He also sits on the board of Atlantic Health System and is a member of the executive committee and chair of the finance and investment committee.

Mr. Reidy has extensive senior management and administrative experience with a vendor for a wide range of healthcare providers as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. He also has significant experience in finance, accounting, strategic planning, risk management, and information technology and security. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations. He also has extensive cybersecurity oversight experience as a result of his roles at both BD and ADP where the chief information security officers reported directly to him and he was heavily involved in the respective cybersecurity programs. At BD, the information technology department reported to him. Additionally, he has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program and holds a CERT Certificate in Cybersecurity Oversight.



Nancy M. Schlichting

Ms. Schlichting retired in 2016 as the president and chief executive officer at Henry Ford Health System, Inc., a position she held from June 2003. Prior to that, Ms. Schlichting served as HFHS's executive vice president and chief operating officer from 1998 to 2003. She also served as president and chief executive officer of HFHS's Henry Ford Hospital from 2001 to 2003. During her time at HFHS, the company garnered significant national recognition, including the Malcolm Baldrige National Quality Award and the John M. Eisenberg Patient Safety and Quality Award. Prior to joining HFHS in 1998, Ms. Schlichting served as the president of the Eastern Region of Catholic Health Initiatives, president and chief executive officer of Riverside Methodist Hospitals and executive vice president and chief operating officer of Akron City Hospital and Summa Health System. Ms. Schlichting currently serves as a director of Baxter International Inc., where she serves on the quality, compliance and technology committee and chairs the compensation and leadership performance committee. She recently served on the boards of Hill-Rom Holdings, Inc., Pear Therapeutics, Inc., and Walgreens Boots Alliance, Inc.

Ms. Schlichting has extensive senior management and administrative experience with large healthcare provider organizations as described above and as a result brings a wealth of knowledge and understanding of the healthcare industry. She has demonstrated leadership and character through involvement, including board roles, over many years in numerous community and healthcare related non-profit organizations.



Mark J. Tarr

Mr. Tarr became our President and Chief Executive Officer on December 29, 2016. Previously, he served as executive vice president of our operations since October 1, 2007, to which the chief operating officer designation was added on February 24, 2011. Mr. Tarr joined us in 1993 and has held various management positions with us, including serving as president of our inpatient division from 2004 to 2007, as senior vice president with responsibility for all inpatient operations in Texas, Louisiana, Arkansas, Oklahoma, and Kansas from 1997 to 2004, as director of operations of our 80-bed rehabilitation hospital in Nashville, Tennessee from 1994 to 1997, and as chief executive officer/administrator of our 70-bed rehabilitation hospital in Vero Beach, Florida from 1992 to 1994. Mr. Tarr serves on the board of directors of Protective Life Corp.

Mr. Tarr, as our president and chief executive officer, directs the strategic, financial and operational management of the Company and, in this capacity, provides unique insights into its detailed operations. He also has the benefit of more than 30 years of experience in the operation and management of inpatient rehabilitation hospitals.



Terrance Williams

   Mr. Williams is the President and Chief Executive Officer at TruStage Financial Group, Inc., a large provider of insurance and financial services solutions serving over 40 million customers in the United States, Canada and Caribbean. Prior to joining TruStage in June 2023, he served as the executive vice president and president of protection products and services at Allstate Corporation, where he had accountability for a portfolio of businesses outside of the core insurance market with nearly $5 billion in revenues and over 3,800 employees globally. Before joining Allstate in January 2020, he served as executive vice president and chief marketing officer for Nationwide Mutual Insurance Company, as well as the president of the Nationwide's emerging businesses group, which included legacy niche and emerging businesses, innovation teams, and a venture capital fund. During 24 years with Nationwide, he advanced through leadership roles touching almost every aspect of the business, including underwriting, claims, operations, sales and various profit and loss management roles.

   Mr. Williams has a deep and broad base of marketing, sales, insurance (payor), and regulated-industry experience. He also brings extensive experience in operational and strategic leadership. He qualifies as an "audit committee financial expert" within the meaning of SEC regulations.

Board Recommendation

   The board of directors unanimously recommends that you vote "FOR" the election of all 10 director nominees.

Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm

Appointment of PricewaterhouseCoopers LLP

In accordance with its charter, the Audit Committee of our board of directors selected the firm of PricewaterhouseCoopers LLP to be our independent registered public accounting firm for the 2026 audit period, and with the endorsement of the board of directors, recommends to our stockholders that they ratify that appointment. The Audit Committee will reconsider the appointment of PricewaterhouseCoopers LLP for the next audit period if such appointment is not ratified. Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting and will have the opportunity to make a statement if they desire, and are expected to be available to respond to appropriate questions.

The Audit Committee recognizes the importance of maintaining the independence of our independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit Committee has evaluated PricewaterhouseCoopers LLP's qualifications, performance, and independence, including that of the lead audit partner. The Audit Committee reviews and approves, in advance, the audit scope, the types of non-audit services, if any, and the estimated fees for each category for the coming year. For each category of proposed service, PricewaterhouseCoopers LLP is required to confirm that the provision of such services does not impair their independence. Before selecting PricewaterhouseCoopers LLP, the Audit Committee carefully considered that firm's qualifications as an independent registered public accounting firm for the Company. This included a review of its performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee has expressed its satisfaction with PricewaterhouseCoopers LLP in all of these respects. The Audit Committee's review included inquiry concerning any litigation involving PricewaterhouseCoopers LLP and any proceedings by the SEC against the firm. The Audit Committee concluded that the ability of PricewaterhouseCoopers LLP to perform services for us is in no way adversely affected by any such investigation or litigation.

Pre-Approval of Principal Accountant Services

The Audit Committee is responsible for the appointment, oversight, and evaluation of our independent registered public accounting firm. In accordance with our Audit Committee's charter, our Audit Committee must approve, in advance of the service, all audit and permissible non-audit services provided by our independent registered public accounting firm. Our independent registered public accounting firm may not be retained to perform the non-audit services specified in Section 10A(g) of the Securities Exchange Act of 1934, as amended. The Audit Committee has concluded that provision of the non-audit services described in that section is not compatible with maintaining the independence of PricewaterhouseCoopers LLP.

The Audit Committee has established a policy regarding pre-approval of audit and permissible non-audit services provided by our independent registered public accounting firm, as well as all engagement fees and terms for our independent registered public accounting firm. Under the policy, the Audit Committee must approve the services to be rendered and fees to be charged by our independent registered public accounting firm. Typically, the Audit Committee approves services up to a specific amount of fees. The Audit Committee must then approve, in advance, any services or fees exceeding those pre-approved levels, provided that the chair may approve any excess fees up to 5% of previously approved amounts. To the extent permitted by applicable regulations and the rules of the New York Stock Exchange, the Audit Committee may delegate general pre-approval authority to a subcommittee of one or more of its members.

Principal Accountant Fees and Services

With respect to the audits for the years ended December 31, 2025 and 2024, the Audit Committee approved the audit services to be performed by PricewaterhouseCoopers LLP, as well as certain categories and types of audit-related and permitted non-audit services. In 2025 and 2024, the Audit Committee approved all audit, audit-related, and other fees in accordance with SEC pre-approval rules. The following table shows the aggregate fees paid or accrued for professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2025 and 2024, with respect to various services provided to us and our subsidiaries.

	For the Year Ended December 31,	
	2025	**2024**
	(In Millions)	
Audit fees[1]	$ 3.36	$ 3.22
Audit-related fees	—	—
Total audit and audit-related fees	3.36	3.22
Tax fees	—	—
All other fees[2]	0.26	0.27
Total fees	$ 3.62	$ 3.49

[1] *Audit fees* – Represents aggregate fees paid or accrued for professional services rendered for the audit of our consolidated financial statements and internal control over financial reporting for each year presented; fees for professional services rendered for the review of financial statements included in our Form 10-Q filings, and fees for professional services normally provided by our independent registered public accounting firm in connection with statutory and regulatory engagements required by various partnership agreements or state and local laws in the jurisdictions in which we operate or manage hospitals.

[2] *All other fees* – Represents fees paid or due to our independent auditor for (i) an automated disclosure checklist, (ii) other subscription fees, and (iii) consulting on implementation of new enterprise resource planning application.

Board Recommendation

The board of directors and the Audit Committee unanimously recommend that you vote "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as Encompass Health's independent registered public accounting firm for the 2026 audit period.

Proposal 3 – Advisory Vote on Executive Compensation

We seek your advisory vote on our executive compensation programs and ask that you support the compensation of our named executive officers as disclosed under the heading "Executive Compensation," including the "Executive Summary" section, beginning on page 32 and the accompanying tables and related narrative disclosure. This proposal, commonly referred to as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of the named executive officers and the philosophy, policies, and practices described in this proxy statement.

As described under the heading "Compensation Discussion and Analysis," the Company provides annual and long-term compensation programs, as well as other benefit plans, to attract, motivate, and retain the named executive officers, each of whom is critical to the Company's success, and to create a remuneration and incentive program that aligns the interests of the named executive officers with those of stockholders. The board of directors believes the program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing the named executive officers to dedicate themselves fully to value creation for our stockholders. At the 2025 annual meeting, 97.6% of stockholders voting on the say-on-pay proposal approved of our executive compensation programs.

You are encouraged to read the information detailed under the heading "Executive Compensation" beginning on page 32 for additional details about the Company's executive compensation programs.

The board of directors strongly endorses the Company's executive compensation programs and recommends that the stockholders vote in favor of the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Encompass Health Corporation Definitive Proxy Statement for the 2026 annual meeting of stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

This say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation and Human Capital Committee or the board of directors. Our board of directors and its Compensation and Human Capital Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we will consider stockholders' concerns and the Compensation and Human Capital Committee will evaluate whether any actions are necessary to address those concerns. The board has elected to hold the say-on-pay advisory vote annually until further notice, so the next advisory vote is expected to be in connection with the 2027 annual meeting of stockholders.

Board Recommendation

The board of directors unanimously recommends a vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

CORPORATE GOVERNANCE AND BOARD STRUCTURE

Corporate Governance

Corporate Governance Guidelines

Our board of directors has developed corporate governance policies and practices in order to help fulfill its responsibilities to stockholders and provide a flexible framework for it to review, evaluate, and oversee the Company's business operations and management. The board-adopted Corporate Governance Guidelines provide, among other things, that each member of the board will:

• dedicate sufficient time, energy, and attention to ensure the diligent performance of his or her duties;

• comply with the duties and responsibilities set forth in the guidelines and in our Bylaws;

• comply with all duties of care, loyalty, and confidentiality applicable to directors of publicly traded Delaware corporations; and

• adhere to our Standards of Business Ethics and Conduct, including the policies on conflicts of interest.

Our Nominating/Corporate Governance Committee oversees and periodically reviews the Guidelines, and recommends any proposed changes to the board for approval.

Code of Ethics

We have adopted the Standards of Business Ethics and Conduct, our "code of ethics," that applies to all employees, directors and officers, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The purpose of the code of ethics is to promote:

• honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

• full, fair, accurate, timely, and understandable disclosure in periodic reports required to be filed by us;

• compliance with all applicable rules and regulations that apply to us and our employees, officers, and directors;

• prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

• accountability for adherence to the code.

We disclose any amendments to, or waivers from, the code of ethics for executive officers and directors on our website promptly following the date of the amendment or waiver. Upon written request to our corporate secretary, we will also provide a copy of the code of ethics free of charge.

Insider Trading Policy

We have adopted an Insider Trading Policy that applies to all employees, directors and officers, including when acting on behalf of the Company, and is designed to promote compliance with insider trading laws, rules and regulations and the New York Stock Exchange listing standards. The policy also applies to any of our vendors, consultants and contractors with access to material nonpublic information. The policy is available on our website and filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025.

Corporate Website

We maintain a "Corporate Governance" section on our website at https://investor.encompasshealth.com where you can find copies of our principal governance documents, including:

• Certificate of Incorporation and Bylaws;

• Charters of each of the standing committees of our board of directors;

• Standards of Business Ethics and Conduct;

• Corporate Governance Guidelines; and

• Insider Trading Policy.

PROXY

Board Oversight of the Company's Risks

We maintain a comprehensive enterprise risk management program designed to identify potential events and conditions that may affect the Company and to manage risks to avoid materially adverse effects on the Company. Our management, including an executive risk committee, is responsible for the design and implementation of the enterprise risk management, or ERM, program. The Audit Committee of the board of directors, pursuant to its charter, is responsible for reviewing and evaluating our policies and procedures relating to risk assessment and management. The full board of directors monitors the ERM program by way of regular reports from our senior executives on management's risk assessments and risk status as well as our risk response and mitigation activities. Individual committees monitor, by way of regular reports, the material risks that relate to the responsibilities of that committee and report to the full board appropriate information. For example, the Compliance and Quality of Care Committee oversees assessment and management of several risk-related topics, such as cybersecurity, privacy, Medicare claims audits, patient satisfaction data, quality of care data, and compliance program administration. The board, along with the Compliance and Quality of Care Committee, oversee the risks related to the Company's use of artificial intelligence, and both receive updates on the applications of artificial intelligence that have potential for meaningful impact on the Company's operations. For further discussion of the committee and board oversight of our cybersecurity program, see Item 1C, *Cybersecurity,* of our Annual Report on Form 10-K for the year ended December 31, 2025.

The Compensation and Human Capital Committee reviews and considers our compensation policies and programs in light of the board of directors' risk assessment and management responsibilities on an annual basis. In 2025, Mercer (US) Inc. in consultation with our human resources department prepared and presented to the Compensation and Human Capital Committee a risk assessment report that addressed the incentive compensation structure, programs, and processes at the corporate and field operation levels. The assessment included, among other things, a review of pay mix (fixed v. variable, cash v. equity and short v. long-term), performance metrics, target setting, performance measurement practices, pay determination, mitigation practices such as the Compensation Recoupment Policy, and overall governance and administration of pay programs. After reviewing this report and making inquiries of management, the Compensation and Human Capital Committee determined we have no compensation policies and programs that give rise to risks reasonably likely to have a material adverse effect on us. Additionally, the Compensation and Human Capital Committee oversees assessment and management of human capital-related risks, such as those involving recruitment, retention, inclusion and diversity, employee engagement, and employment litigation. For further discussion of our human capital management, see Item 1, *Business,* of our Annual Report on Form 10-K for the year ended December 31, 2025.

Board Oversight of Sustainability Matters

As a healthcare provider, our business model by definition promotes sustainable ends. We serve our patients and communities through customized rehabilitation that exceeds expectations. Our care teams are committed to achieving the best possible outcomes and getting patients back to what matters most. In other words, our goal is to treat our patients' medical conditions so that they can resume their lives to the greatest extent possible. The commitment we have to caring for our patients extends to our employees, as well as the communities in which we serve. For further detail on our sustainability report, please visit https://investor.encompasshealth.com/resources/investor-faqs/default.aspx. Our website is not and shall not be deemed to be a part of this proxy statement by reference or otherwise incorporated into any other filings we make with the SEC.

In the context of our ERM program, our board has historically overseen those matters commonly referred to as environmental, social and governance, or ESG, matters that are reasonably likely to be material to the Company. Much of that oversight has been delegated to the board's committees. The board formalized and approved the reporting structure, set out in the table below, and schedule based in large part on the original Sustainability Accounting Standards Board, or SASB, standards for healthcare delivery. Given our business model, not all topics below are material to us. Therefore, those topics are not reviewed by the board on a regular basis. However, we monitor changes in our operations, business model, regulatory requirements, and the broader business environment to assess the materiality of ESG topics over time. The board is committed to monitoring our business as well as the broader concerns of our stockholders to identify changes in the importance of issues we face.

Board Committee	ESG Topic
Compliance and Quality of Care	Quality of Care and Patient Satisfaction* Patient Privacy and Electronic Health Records* Employee Health and Safety* Pricing and Billing Transparency* Management of Controlled Substances*
Audit	Fraud and Unnecessary Procedures* Access for Low-Income Patients* Energy and Waste Management* Water Usage Supply Chain Risks
Compensation and Human Capital	Employee Recruitment, Development, and Retention* Inclusion and Diversity Gender Pay Equality Employee Relations Matters (including discrimination and harassment allegations)
Nominating/Corporate Governance	Political Spending Anti-competitive Practices Stockholder Engagement Climate Change Impacts on Human Health and Infrastructure*

* Topics from SASB's Health Care Delivery SAS.

Annual Evaluation of the Performance of the Board and Its Committees

On an annual basis, members of our board complete an evaluation of the performance of the board as well as each committee on which they serve, as required by the Corporate Governance Guidelines. The chair of the Nominating/ Corporate Governance Committee oversees the evaluation process and conducts private interviews with the other members of the board as part of the process. The evaluations are intended to assist in determining whether the board and its committees are functioning effectively and fulfilling the requirements set forth in the Corporate Governance Guidelines and the committee charters, as applicable. The evaluations provide the members of the board and its committees with an opportunity to reflect upon and improve processes and effectiveness. Specific questions also elicit feedback on topics reviewed by the board, including the substance of materials on specific subjects, the time dedicated to various topics, and access to management and external advisors. On a periodic basis, the board obtains the advice and assistance of an outside advisor in performing the evaluation, including conducting private interviews to provide for unattributed feedback. Results are reviewed by the Nominating/Corporate Governance Committee which then shares those results and any follow up recommendations with all members of the board. Each committee also reviews its own members' evaluation feedback.

Stockholder Engagement and Communications to Directors

We believe that thoughtful stockholder engagement is important, and we have an active engagement program in which we meet regularly with stockholders to discuss our business, strategy, operational initiatives, and corporate governance, as well as other topics of interest to them. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives, and concerns, and enable the Company to effectively address issues that matter most to our stockholders. Members of management attend several investor conferences throughout the year. We have participated in the Council of Institutional Investors in order to engage with members of the institutional shareholder community more generally. From time to time, we have hosted investor days in New York City to give a broad base of our stockholders the opportunity to engage in person with members of our senior management. Our board of directors receives regular reports on feedback given by investors to management.

Stockholders and other parties interested in communicating directly to the board of directors, any committee, or any non-employee director or group of directors may do so by writing to:

ENCOMPASS HEALTH CORPORATION
BOARD OF DIRECTORS
9001 LIBERTY PARKWAY
BIRMINGHAM, ALABAMA 35242
ATTENTION: [Addressee*]

* Including the name of the specific addressee(s) will allow
us to direct the communication to the intended recipient.

All written communications will be opened by the office of our general counsel for the sole purpose of determining whether the contents represent a message to our directors. Correspondence appropriately directed to the board that is not in the nature of advertising, promotions of a product or service, or offensive material will be forwarded promptly to the addressee(s). In the case of communications to the board of directors or any group or committee of directors, sufficient copies of the contents will be made for all of the addressees.

Board Structure and Committees

Board Structure and Meetings

Our business, property, and affairs are managed under the direction of our board of directors. Our Corporate Governance Guidelines provide for an independent director to serve as the non-executive chairman of the board who sets the agenda for, and presides over, board meetings, coordinates the work of the committees of our board of directors, and performs other duties delegated to the chairman by the board. The non-executive chairman also presides over independent sessions generally held at each board meeting. The board adopted this structure to promote decision-making and governance independent of that of our management and to better perform the board's monitoring and evaluation functions. Members of the board are kept informed of our business through discussions with our Chief Executive Officer and other officers, by reviewing materials provided to them, by visiting our offices and facilities, and by participating in meetings of the board and its committees.

Our board met five times during 2025. Each current member of the board attended 75% or more of the meetings of the board and the committees on which he or she served during the year. In addition, it is our expectation that each director attend the annual meeting of stockholders. All members of our board attended the annual meeting in 2025.

The board currently has the four standing committees set out in the table below, each of which is governed by a charter and reports its actions and recommendations to the full board. Each committee has the authority to retain, at the expense of the Company, outside advisors, including consultants and legal and accounting advisors. The following table shows the number of meetings and the membership of each board committee as of December 31, 2025.

	Audit	Compensation and Human Capital	Compliance/ Quality of Care	Nominating/ Corporate Governance
Number of Meetings in 2025:	11	6	4	6
Greg D. Carmichael		X		X
Edward M. Christie III	X		X	
Cain A. Hayes*				
Joan E. Herman		X	X	
Leslye G. Katz	X			Chair
Kevin J. O'Connor		Chair		X
Christopher R. Reidy	Chair		X	
Nancy M. Schlichting		X	Chair	
Mark J. Tarr				
Terrance Williams	X			X

* The board of directors elected Mr. Hayes on January 30, 2026 and subsequently appointed him to the Compensation and Human Capital Committee and the Compliance and Quality of Care Committee.

Audit Committee

The Audit Committee's purpose, per the terms of its charter, is to assist the board in fulfilling its responsibilities to the Company and its stockholders, particularly with respect to the oversight of the accounting, auditing, financial reporting, and internal control and compliance practices of the Company as well as the use and development of its financial resources, including financial structure, investment policies and other matters of a financial and investment nature. The specific responsibilities of the Audit Committee are, among others, to:

- assist the board in the oversight of the integrity of our financial statements and compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, and the performance of our internal audit function and our independent auditor;

- appoint, compensate, replace, retain, and oversee the work of our independent auditor;

- at least annually, review a report by our independent auditor regarding its internal quality control procedures, material issues raised by certain reviews, inquiries or investigations relating to independent audits within the last five years, and relationships between the independent auditor and the Company;

- review and evaluate our quarterly and annual financial statements with management and our independent auditor, including management's assessment of and the independent auditor's opinion regarding the effectiveness of our internal control over financial reporting;

- discuss earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies with management;

- review annually risk exposure topics assigned by the board as well as management's efforts to monitor and mitigate those exposures;

- review, evaluate, and make recommendations to the board regarding capital structure and proposed changes thereto, including new issuances, purchases, or redemptions of our securities and dividend declarations, plans for allocation and disbursement of capital expenditures, and long-term financial and investment strategy;

- review and evaluate our material environmental and social risk exposures in any areas assigned by the board of directors and the steps management takes to monitor and mitigate exposure;

- discuss policies with respect to risk assessment and risk management; and

- appoint and oversee the activities of our Inspector General who has the responsibility to identify violations of Company policy and law relating to accounting or public financial reporting.

The Audit Committee Report appears on page 30 of this proxy statement.

Compensation and Human Capital Committee

The Compensation and Human Capital Committee's purpose and objectives are to attract and retain high-quality personnel to better ensure the long-term success of the Company and the creation of long-term shareholder value. Accordingly, this committee oversees our compensation and employee benefit objectives, plans and policies and approves, or recommends to the independent members of the board of directors for approval, the individual compensation of our executive officers. This committee also reviews our human capital strategy and management activities, such as employee and management recruiting, retention, engagement, and development initiatives. For further discussion of our human capital management, see Item 1, *Business,* of our Annual Report on Form 10-K for the year ended December 31, 2025.

The specific responsibilities of this committee are, among others, to:

- review and approve our compensation programs and policies, including our benefit plans, incentive compensation plans and equity-based plans and administer those plans as may be required;
- review and approve (or recommend to the board in the case of the Chief Executive Officer) goals and objectives relevant to the compensation of the executive officers and evaluate their performances in light of those goals and objectives;
- determine and approve (together with the other independent directors in the case of the Chief Executive Officer) the compensation levels for the executive officers;
- review and discuss with management the Compensation Discussion and Analysis and recommend inclusion thereof in our annual report or proxy statement;
- review and approve (or recommend to the board in the case of the Chief Executive Officer) employment arrangements, severance arrangements and termination arrangements and change in control arrangements to be made with any executive officer;
- review at least annually our management succession plan as it relates to compensation and benefits;
- oversee long-term succession plans for senior management;
- review at least annually compensation and human capital related risk exposures as well as management's efforts to monitor and mitigate those exposures; and
- review and recommend to the board the compensation for the non-employee members of the board.

The Compensation and Human Capital Committee Report appears on page 31 of this proxy statement.

The committee has engaged Pay Governance as its independent compensation consultant to assist it in its review and evaluation of executive compensation practices. The committee has reviewed the independence of Pay Governance and of each individual employee of the firm with whom it works. Pay Governance does not perform other services for the Company. The committee has determined Pay Governance has no conflict of interest in providing advisory services.

Compliance and Quality of Care Committee

The Compliance and Quality of Care Committee's function is to assist our board of directors in fulfilling its fiduciary responsibilities relating to our regulatory compliance and cyber risk management activities and to ensure we deliver quality care to our patients. The committee is primarily responsible for overseeing, monitoring, and evaluating our compliance with all of its regulatory obligations other than tax and securities law-related obligations and reviewing the quality of services provided to patients. The specific responsibilities of the Compliance and Quality of Care Committee are, among others, to:

- ensure the establishment and maintenance of a regulatory compliance program and the development of a comprehensive quality of care program designed to measure and improve the quality of care and safety furnished to patients;
- appoint and oversee the activities of a chief compliance officer and compliance office with responsibility for developing and implementing our regulatory compliance program;
- oversee the cyber risk management program designed to monitor, mitigate and respond to cyber risks, threats, and incidents, and review periodic reports from the chief information officer, including developments in cyber threat environment and cyber risk mitigation efforts;

- review annually compliance and quality of care related risk exposures as well as management's efforts to monitor and mitigate those exposures;
- review periodic reports from the chief compliance officer, including an annual regulatory compliance report summarizing compliance-related activities undertaken by us during the year, and the results of all regulatory compliance audits conducted during the year; and
- review and approve annually the quality of care program and review periodic reports from the chief medical officer regarding our efforts to advance patient safety and quality of care.

Nominating/Corporate Governance Committee

The purposes and objectives of the Nominating/Corporate Governance Committee are to assist our board of directors in fulfilling its duties and responsibilities to us and our stockholders, and its specific responsibilities include, among others, to:

- oversee the emergency succession plans for the Chief Executive Officer;
- recommend nominees for board membership to be submitted for stockholder vote at each annual meeting, and to recommend to the board candidates to fill vacancies on the board and newly-created positions on the board;
- review and make recommendations on the size and composition of the board and assist the board in determining the appropriate characteristics, skills and experience for the individual directors and the board as a whole and create a process to allow the committee to identify and evaluate individuals qualified to become board members;
- evaluate annually and make recommendations to the board regarding the composition of each standing committee of the board, the policy with respect to rotation of committee memberships and chairs, and the functioning of the committees;
- review the suitability for each board member's continued service as a director when his or her term expires, and recommend whether or not the director should be re-nominated, including review of each director's outside commitments as an employee or director;
- assist the board in considering whether a transaction between a board member and the Company presents an inappropriate conflict of interest and/or impairs the independence of any board member and conduct a prior review of any such transaction;
- review annually risk exposure topics assigned by the board as well as management's efforts to monitor and mitigate those exposures; and
- develop Corporate Governance Guidelines that are consistent with applicable laws and listing standards, periodically review those guidelines, and recommend to the board any changes the committee deems necessary or advisable.

Board Composition and Director Nomination Process

Board Composition

Our board of directors is almost entirely independent, with Mr. Tarr being the only non-independent member. Additionally, we maintain a beneficial mix of short- and long-tenured directors in order to ensure that fresh perspectives are provided and that experience, continuity, and stability exist on the board. The average tenure of the directors is approximately 6.8 years. Both the board of directors and the Nominating/Corporate Governance Committee believe diversity of skills, perspectives and experiences as represented on the board as a whole, in addition to the primary factors, attributes or qualities discussed below, promote improved monitoring and evaluation of management on behalf of the stockholders and produces more creative thinking and solutions. The Nominating/Corporate Governance Committee considers the distinctive skills, perspectives, and experiences that candidates of various backgrounds, geographic origins, and professional experiences offer in the broader context of the primary evaluation described below. Three of our directors are female, and three of our directors identify as members of underrepresented groups. For a discussion of the individual experiences and qualifications of our board members, please refer to the section entitled "Items of Business Requiring Your Vote - Proposal 1: Election of Directors" in this proxy statement.

Criteria for Board Members

In evaluating the suitability of individual candidates and nominees, the Nominating/Corporate Governance Committee and our board of directors consider relevant factors, including, but not limited to: a general understanding of marketing, finance, information technology and cybersecurity, governmental relations, corporate strategy and other elements relevant to the operation of a large publicly-traded company in today's business environment, senior leadership experience, an understanding of our business or a related healthcare business, educational and professional background, diversity of skills, perspectives and experiences, character, and whether the candidate would satisfy the independence standards of the New York Stock Exchange (the "NYSE"). The Nominating/Corporate Governance Committee also considers the following attributes or qualities in evaluating the suitability of candidates and nominees to the board:

- *Integrity*: Candidates should demonstrate high ethical standards and integrity in their personal and professional dealings.
- *Accountability*: Candidates should be willing to be accountable for their decisions as directors.
- *Judgment*: Candidates should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
- *Responsibility*: Candidates should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. Directors must be able to comply with all duties of care, loyalty, and confidentiality.
- *High Performance Standards*: Candidates should have a history of achievements which reflects high standards for themselves and others.
- *Commitment and Enthusiasm*: Candidates should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. Directors should be free from conflicts of interest and be able to devote sufficient time to satisfy their board responsibilities.
- *Financial Literacy*: Candidates should be able to read and understand fundamental financial statements and understand the use of financial ratios and information in evaluating financial performance.
- *Courage*: Candidates should possess the courage to express views openly, even in the face of opposition.

The Nominating/Corporate Governance Committee and our board of directors also consider whether each candidate is able to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties. The Corporate Governance Guidelines set out the standards, including a policy on over-boarding, for assessing the ability of each candidate to fulfill his or her duties and responsibilities to the Company. Those standards include specific limitations that (i) directors should not hold more than four outside directorships with publicly-traded companies, provided, if he or she is employed on a full-time basis, then he or she should hold no more than two outside directorships with publicly traded companies; and (ii) members of the Audit Committee should serve on the audit committee of no more than three publicly-traded companies.

Process for Identifying and Evaluating Candidates

The Nominating/Corporate Governance Committee has two primary methods for identifying director nominees. First, on a periodic basis, the committee solicits ideas for possible candidates from members of the board of directors, senior level executives, and individuals personally known to the members of the board of directors. Second, the committee from time to time uses its authority under its charter to retain, at the Company's expense, one or more search firms to identify candidates.

The Nominating/Corporate Governance Committee will consider all candidates duly identified and will evaluate each of them based on the same criteria. The process that will be followed by the committee will include meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating/Corporate Governance Committee, other members of the board and senior management. The committee emphasizes creating a diverse pool of candidates. The candidates recommended for the board's consideration will be those individuals from that pool who the committee believes will create a board of directors that is, as a whole, strong in its collective knowledge of, and diverse in skills, perspectives, and experience with respect to, accounting and finance, management and leadership, vision and strategy, business operations, business judgment, crisis management, risk assessment and management, information technology and cybersecurity, industry knowledge, governmental relations for a heavily regulated industry, and corporate governance.

Board Succession Planning

The Nominating/Corporate Governance Committee oversees and plans for director succession and refreshment of our board of directors to ensure a mix of skills, perspectives, experience, tenure, and diversity that promote and support our long-term strategy. Historically, the Nominating/Corporate Governance Committee has focused on succession planning issues in advance of the expected departure date for longer-termed directors. Specifically, new directors have been recruited prior to the expected departures to facilitate onboarding and integration of a new director or directors. The board believes the temporary expansion of the board allows for an orderly transition from the legacy board composition to the newly constituted board and for each longer-tenured director to contribute his or her extensive knowledge of, and experience with, the Company to each new director. In connection with director succession planning, the committee engages, from time to time, a search firm to identify director candidates for consideration by the board.

Director Nominees Proposed by Stockholders

The Nominating/Corporate Governance Committee will consider written proposals from stockholders for director nominees. In considering candidates submitted by stockholders, the Nominating/Corporate Governance Committee will take into consideration the needs of the board of directors and the qualifications of the candidate. In accordance with our Bylaws, any formal nominations must be received by the Nominating/Corporate Governance Committee, c/o the corporate secretary, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event the annual meeting is called for a date that is not within 30 days before or after such anniversary date, a nomination, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. The Nominating/Corporate Governance Committee received no nominee recommendations from stockholders for the 2026 annual meeting. Pursuant to our Bylaws, stockholder nominations for our 2027 annual meeting of stockholders must be received at our principal executive offices on or after January 7, 2027 and not later than February 6, 2027. All stockholder nominations must be sent by mail or courier service and addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary. Other electronic mail and facsimile delivery are not monitored routinely for stockholder submissions or may change from time to time, so timely delivery cannot be ensured.

Stockholder nominations must include the information set forth in Section 3.4 of our Bylaws and be accompanied by a written consent of each proposed nominee to being named as a nominee and to serving as a director if elected. A stockholder providing notice of a nomination must update and supplement the notice so that the information in the notice is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a nomination for the board of directors should read the entirety of the requirements in Section 3.4 of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com. Shareholders who intend to solicit proxies in support of director nominees other than our board's nominees must comply with the additional requirement of Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended. The chairperson of the meeting shall have the power to determine and declare to the meeting whether or not a nomination was made in accordance with the procedures set forth in our Bylaws and, if the chairman determines that a nomination is not in accordance with the procedures set forth in the Bylaws, to declare to the meeting that the defective nomination will be disregarded.

Finally, our Bylaws provide for reimbursement of certain reasonable expenses incurred by a stockholder or a group of stockholders in connection with a proxy solicitation campaign for the election of one nominee to the board of directors. This reimbursement right is subject to conditions including the board's determination that reimbursement is consistent with its fiduciary duties. We will reimburse certain expenses that a nominating stockholder, or group of nominating stockholders, has incurred in connection with nominating a candidate for election to our board if the conditions set out in Section 3.4(c) of our Bylaws are met. If those conditions are met and the proponent's nominee is elected, we will reimburse the actual costs of printing and mailing the proxy materials and the fees and expenses of one law firm for reviewing the proxy materials and one proxy solicitor for conducting the related proxy solicitation. If those conditions are met and the proponent's nominee is not elected but receives 40% or more of all votes cast, we will reimburse the proportion of those qualified expenses equal to the proportion of votes that the nominee received in favor of his or her election to the total votes cast. For additional detail including the conditions to which any potential reimbursement is subject, please read Section 3.4(c) of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com.

Director Independence

The NYSE listing standards require that the Company have a majority of independent directors and provide that no director will qualify as "independent" for these purposes unless the board of directors affirmatively determines that the director has no material relationship with the Company. Additionally, the listing standards set forth a list of relationships and transactions that would prevent a finding of independence if a director or an immediate family member of that director were a party.

On an annual basis, our board of directors undertakes a review of the independence of the nominees. In accordance with the NYSE listing standards, we do not consider a director to be independent unless the board determines (i) the director meets all NYSE independence requirements and (ii) the director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Members of the Audit, Compensation and Human Capital, and Nominating/Corporate Governance Committees must also meet applicable independence tests of the NYSE and the SEC. In connection with this determination, each director and executive officer completes a questionnaire which requires disclosure of, among other topics: any transactions or relationships between any director or any member of his or her immediate family and the Company, its subsidiaries or affiliates, its independent registered public accounting firm or any advisors to the Compensation and Human Capital Committee; any transactions or relationships between any director or any member of his or her immediate family and members of the senior management of the Company or their affiliates; and any charitable contributions to not-for-profit organizations for which our directors or immediate family members serve as executive officers. There were no material director-related relationships, transactions or contributions in 2025.

Our board has determined that all nine of our non-employee director nominees are independent in accordance with our Corporate Governance Guidelines and the NYSE listing standards. All of the members of the Audit, Compensation and Human Capital, Nominating/Corporate Governance, and Compliance and Quality of Care Committees satisfy those independence tests. Additionally, our board has determined that each of the members of the Audit Committee qualifies as an "audit committee financial expert" under SEC regulations.

Compensation of Directors

Every year, pursuant to its charter, the Compensation and Human Capital Committee evaluates the compensation of our non-employee directors, including the respective chairperson fees, and recommends any changes it deems advisable to the full board of directors, which is responsible for adopting the final form and amount of non-employee director compensation. As part of its annual review, the Compensation and Human Capital Committee receives comparative peer and industry data and recommendations from its independent compensation consultant, Pay Governance. This peer group is the same one used for executive compensation and discussed on page 38. Recognizing there are timing differences in the data and variability year to year, the Compensation and Human Capital Committee and the board attempt to ensure non-employee director compensation, including chairperson fees, is competitive with the corresponding market median compensation levels. In 2025, based on market pay trends and the comparison to the peer group compensation elements (taking into account the Company's relative size at the 64th percentile for total revenues and 80th percentile for market capitalization), the board made no change to the non-employee director compensation. Additionally, the terms of our 2025 Omnibus Performance Incentive Plan, approved by our stockholders in 2025, establish a maximum value ($500,000) for both the equity awards granted and the cash fees paid to a non-employee director in a given year. The total of both cannot exceed $1,000,000.

In 2025, we provided the following annual compensation to directors who are not employees:

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Greg D. Carmichael	260,000	165,099	10,112	435,211
Edward M. Christie III	110,000	165,099	2,797	277,896
Cain A. Hayes[4]	—	—	—	—
Joan E. Herman	110,000	165,099	32,510	307,609
Leslye G. Katz	130,000	165,099	32,510	327,609
Patricia A. Maryland[5]	97,500	165,099	7,268	269,867
Kevin J. O'Connor	115,000	165,099	5,981	286,080
Christopher R. Reidy	140,000	165,099	6,834	311,933
Nancy M. Schlichting	130,000	165,099	14,474	309,573
Terrance Williams	110,000	165,099	10,112	285,211

[1] The amounts reflected in this column are the retainer and chairperson fees earned for service as a director for 2025, regardless of when such fees are paid.

[2] Each non-employee director received an award of restricted stock units, or RSUs, with a grant date fair value, computed in accordance with Accounting Standards Codification 718, *Compensation – Stock Compensation*, of $165,099 (1,424 units). These awards are fully vested in that they are not subject to forfeiture; however, no shares underlying a particular award will be issued until after the date the director ends his or her service on the board. As of December 31, 2025, each director held the following aggregate RSU awards: Mr. Carmichael - 14,787, Mr. Christie - 4,442, Ms. Herman - 46,752, Ms. Katz - 46,752, Mr. O'Connor - 8,895, Mr. Reidy - 10,148, Ms. Schlichting - 21,219, and Mr. Williams - 14,787. There were no other outstanding stock awards.

[3] The amounts reflected in this column represent the value of additional RSUs granted as dividend equivalents in connection with the payment of dividends on our common stock during 2025 as required by the terms of the original grants.

[4] The Board elected Mr. Hayes effective January 30, 2026. He will receive compensation as described in this section pro rated for the portion of the current term from the date of his election until the 2026 Annual Meeting of Stockholders.

[5] Ms. Maryland retired from the Board effective September 17, 2025 for personal health reasons.

Our non-employee directors receive an annual base cash retainer of $110,000 paid quarterly. We pay the following chairperson fees to compensate for the enhanced responsibilities and time commitments associated with those positions:

Chair Position	Fees Earned or Paid in Cash ($)
Chairman of the Board	150,000
Audit Committee	30,000
Compensation and Human Capital Committee	20,000
Compliance and Quality of Care Committee	20,000
Nominating/Corporate Governance Committee	20,000

Our non-employee directors may elect to defer all or part of their cash fees under our Directors' Deferred Stock Investment Plan. Elections must be made prior to the beginning of the applicable year. Under the plan, amounts deferred by non-employee directors are promptly invested in our common stock by the plan trustee at the market price at the time of the payment of the fees. Stock held in the deferred accounts is entitled to any dividends paid on our common stock, which dividends are promptly invested in our common stock by the plan trustee at the market price. Fees deferred under the plan and/or the acquired stock are held in a "rabbi trust" by the plan trustee. Accordingly, the plan is treated as unfunded for federal tax purposes. Amounts deferred and any dividends reinvested under the plan are distributed in the form of our common stock upon termination from board service. As of December 31, 2025, Messrs. Christie and Reidy held 2,462 and 4,937 shares, respectively, under the plan.

In addition, each non-employee member of the board of directors received a grant of restricted stock units valued at approximately $165,000 in 2025. When dividends are paid on our common stock, the directors receive the equivalent in restricted stock units based on the number of restricted stock units held and the value of the stock. The restricted stock units held by each director will be settled in shares of our common stock following the director's departure from the board.

In furtherance of the goal to align the interests of our management with those of our stockholders, we have equity ownership guidelines for senior management and members of the board of directors. Each non-employee director should own equity equal in value to $550,000 within five years of appointment or election to the board. As of February 12, 2026, all of our non-employee directors with five or more years of service have attained the ownership levels under the guidelines.

Mr. Tarr received no additional compensation for serving on the board.

AUDIT COMMITTEE REPORT

The board of directors has the ultimate authority for effective corporate governance, including the role of oversight of the management of the Company. The Audit Committee's purpose is to assist the board of directors in fulfilling its responsibilities to the Company and its stockholders by overseeing the accounting and financial reporting processes, the qualifications and selection of the independent registered public accounting firm engaged by the Company, and the performance of the Company's Inspector General, internal auditors and independent registered public accounting firm. The Audit Committee members' functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm.

In its oversight role, the Audit Committee relies on the expertise, knowledge and assurances of management, the internal auditors, and the independent registered public accounting firm. Management has the primary responsibility for establishing and maintaining effective systems of internal and disclosure controls (including internal control over financial reporting), for preparing financial statements, and for the public reporting process. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements, for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles in the United States, and for expressing its own opinion on the effectiveness of the Company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. In this context, the Audit Committee:

- reviewed and discussed with management and PricewaterhouseCoopers LLP the fair and complete presentation of the Company's consolidated financial statements and related periodic reports filed with the SEC (including the audited consolidated financial statements for the year ended December 31, 2025, and PricewaterhouseCoopers LLP's audit of the Company's internal control over financial reporting);
- discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Securities and Exchange Commission; and
- received the written disclosures and the letter from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communication with Audit Committees Concerning Independence) and discussed with PricewaterhouseCoopers LLP its independence from the Company and its management.

The Audit Committee also discussed with the Company's internal auditors and PricewaterhouseCoopers LLP the overall scope and plans for their respective audits; reviewed and discussed with management, the internal auditors, and PricewaterhouseCoopers LLP the significant accounting policies applied by the Company in its financial statements, as well as alternative treatments and risk assessment; and met periodically in executive sessions with each of management, the internal auditors, and PricewaterhouseCoopers LLP.

The Audit Committee was kept apprised of the progress of management's assessment of the Company's internal control over financial reporting and provided oversight to management during the process.

Based on the reviews and discussions described above, the Audit Committee recommended to the board of directors, and the board of directors approved, that the audited consolidated financial statements for the year ended December 31, 2025, and management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC. The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2026.

Audit Committee
Christopher R. Reidy (Chair)
Edward M. Christie III
Leslye G. Katz
Terrance Williams

COMPENSATION AND HUMAN CAPITAL COMMITTEE MATTERS

Scope of Authority

The Compensation and Human Capital Committee acts on behalf of our board of directors to establish the compensation of our executive officers, other than the Chief Executive Officer, and provides oversight of the Company's compensation philosophy for senior management. The Compensation and Human Capital Committee reviews and recommends to the board for final approval the compensation of the Chief Executive Officer and the non-employee directors. The Compensation and Human Capital Committee also acts as the oversight committee and administrator with respect to our equity compensation, bonus and other compensation plans covering executive officers and other senior management. In overseeing those plans, the Compensation and Human Capital Committee may delegate authority for day-to-day administration and interpretation of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers of the Company. However, the Compensation and Human Capital Committee may not delegate any authority under those plans for matters affecting the compensation and benefits of the executive officers. The Compensation and Human Capital Committee may also delegate other responsibilities to a subcommittee comprised of no fewer than two of its members, provided that it may not delegate any power or authority required by any applicable law or listing standard to be exercised by the committee as a whole. In addition to its compensation oversight authority, the Compensation and Human Capital Committee reviews our human capital strategy and management activities and oversees assessment and management of human capital-related risks, such as those involving recruitment, retention, inclusion and diversity, employee engagement, and employment litigation.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation and Human Capital Committee is an officer or employee of the Company. None of our current executive officers serves or has served as a member of the board of directors or compensation committee of any other company that had one or more executive officers serving as a member of our board of directors or Compensation and Human Capital Committee.

Compensation and Human Capital Committee Report

The Compensation and Human Capital Committee reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and, based upon such review and discussions, the Compensation and Human Capital Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Compensation and Human Capital Committee
Kevin J. O'Connor (Chair)
Greg D. Carmichael
Joan E. Herman
Nancy M. Schlichting

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section presents the key components of our executive compensation program. We explain why we compensate our executives in the manner we do and how these philosophies guide the individual compensation decisions for our named executive officers, or "NEOs." Our 2025 compensation decisions were directed by our board of directors and its Compensation and Human Capital Committee, which we refer to as the "Committee" in this section only. Our NEOs for 2025, whose compensation arrangements are discussed in this proxy statement, are:

Name	Title
Mark J. Tarr	President and Chief Executive Officer
Patrick W. Tuer	Executive Vice President and Chief Operating Officer
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer
Patrick Darby	Executive Vice President, General Counsel and Secretary
Elissa J. Charbonneau	Chief Medical Officer

Mr. Tuer assumed this position effective April 24, 2025. The compensation for this position did not take effect until May 1, 2025. The following discussion reflects his compensation upon assuming the role of Executive Vice President and Chief Operating Officer.

EXECUTIVE SUMMARY

Strategy and Business Overview

Encompass Health is a leading provider of inpatient rehabilitation healthcare services, offering facility-based patient care through our network of inpatient rehabilitation hospitals. As of March 10, 2026, our national footprint spans 39 states and Puerto Rico and includes 174 hospitals. We are committed to delivering high-quality, cost effective patient care. Our inpatient rehabilitation hospitals offer specialized rehabilitative care across a wide array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. The majority of our patients have experienced significant physical and cognitive disabilities or injuries due to medical conditions, such as strokes, hip fractures, and a variety of debilitating neurological conditions, that are generally nondiscretionary in nature and require rehabilitative healthcare services in an inpatient setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of returning patients to home and work. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leads to a higher level of care and superior outcomes.

We believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs. For additional information regarding our business, including our competitive strengths, refer to Item 1, *Business*, in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K").

2025 Business Highlights and Recent Track Record

Our clinicians have consistently provided high quality, compassionate care to patients in need of our services. The dedication of our team members allowed us to make significant operational and strategic progress and to generate strong financial results in 2025:

Operational Achievements

✓ Total patient discharges and "same store" discharges increased 6.0% and 3.4%, respectively, over 2024.

✓ Net operating revenues increased 10.5% over 2024.

✓ Our hospital teams delivered high-quality outcomes in a cost-effective manner.

✓ We entered new markets and enhanced our geographic coverage in existing markets in 2025 by adding seven new hospitals (340 beds). We also expanded existing hospitals by 177 beds (inclusive of a new 50-bed remote hospital).

Quality of Care and Outcomes for Our Patients

✓ We continued to outperform industry averages in the inpatient rehabilitation quality of care measures of discharge to community.

✓ 149 of our hospitals hold one or more Joint Commission specialty accreditations in rehabilitation.

✓ We reduced overall nurse turnover by 20 basis points.

✓ We were named America's Most Awarded Leader in Inpatient Rehabilitation by Newsweek and Statista and ranked among Fortune's World's Most Admired Companies™ and Forbes' Most Trusted Companies in America.

Operating Performance and Executive Compensation

We utilize performance objectives in our compensation plans which we believe will, over time, lead to enhanced stockholder value. We have a long track record of delivering strong results from operations, and we are proud of our very strong 2025 operational and financial performance, broad-based volume growth, and significant advancement of our strategic positioning.

Healthcare is a highly regulated industry. Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, engaged employees, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so.

Overview of Executive Compensation Actions in 2025

For 2025, our board of directors (for actions related to our President and Chief Executive Officer) and the Committee (for all other NEOs) considered the total compensation packages, both in whole and by component, of our NEOs to determine appropriateness in light of our executive compensation philosophy and 2025 anticipated challenges. We took the following actions:

2025 Executive Compensation Actions Summary		
Compensation Component	**Actions Related to Plans from Prior Years**	**Actions Related to 2025 Plans**
Base Salary	Not applicable	• Increased base salaries as follows: ◦ Mr. Tarr to $1,100,000 ◦ Mr. Coltharp to $750,000 ◦ Dr. Charbonneau to $435,000
Senior Management Bonus Plan ("SMBP")	Approved payout of 2024 SMBP awards at 169.1% of target performance	• No changes in plan design • Increased SMBP targets as follows: ◦ Mr. Tarr to 135% ◦ Mr. Coltharp to 100% ◦ Mr. Darby to 80% ◦ Dr. Charbonneau to 60%
Long-Term Incentive Plan ("LTIP")	Approved 2023 PSU EPS & ROIC award performance compared to targets for 2023-24 performance period; awards equaled a weighted average of 196.7% of target opportunity; final award pending 2023-25 rTSR results	• No changes in plan design • Increased LTIP targets as follows: ◦ Mr. Tarr to $6,000,000 ◦ Mr. Coltharp to 300% ◦ Mr. Darby to 175%
Other	Not applicable	• Increased Mr. Tarr's annual allowance for personal corporate aircraft use to $100,000

Mr. Tuer's Promotion and Resulting Compensation

Upon promotion to Executive Vice President and Chief Operating Officer, Mr. Tuer became a Section 16 officer for the Company. Accordingly, the Committee approved his new compensation package effective May 1, 2025 after taking into consideration internal pay equity and benchmark data from Pay Governance and Mercer. At that time, Mr. Tuer's annual base salary rate increased from $450,000 to $600,000. His SMBP target increased from 65% to 80% of base salary. His annual LTIP target increased to 175% of base salary, but he did not receive an LTIP award at this new level in 2025 due to the timing of his promotion. Additionally, the Committee approved a one-time restricted stock award, valued at $700,000, to Mr. Tuer in recognition of his new role and the gap between his 2025 LTIP award as group president and the market median for the chief operating officer role.

Response to 2025 Say-on-Pay Vote

The Committee believes the 97.6% affirmative vote on our 2025 "say-on-pay" vote indicates that our stockholders support our current executive compensation program's alignment with our business strategy in the evolving healthcare industry.

EXECUTIVE COMPENSATION PHILOSOPHY

Our Compensation Philosophy	• Provide a competitive rewards program for our senior management that aligns management's interests with those of our long-term stockholders • Correlate compensation with corporate, regional and business unit outcomes by recognizing performance with appropriate levels and forms of awards • Establish financial and operational goals to sustain strong performance over time • Place 100% of annual cash incentives and a majority of equity incentive awards at risk by directly linking those incentive payments and awards to the Company's absolute performance as well as relative shareholder returns • Provide limited scope of executive benefits to promote individual health, security, and peace of mind

We believe this philosophy will enable us to attract, motivate, and retain talented and engaged executives who will enhance long-term stockholder value.

Pay and Performance

Our executive compensation program is designed to provide a strong correlation between pay and performance. Pay refers to the value of an executive's total direct compensation, or "TDC."	**Base Salary** + **Annual Cash Incentives** + **Long-Term Equity Incentives** **Total Direct Compensation**

NEO Target Total Direct Compensation as of December 31, 2025

Named Executive Officer	Base Salary	Target Annual Cash Incentive (% of Base)	Target Long-Term Equity Incentive	Target Total Direct Compensation
Mark J. Tarr	$1,100,000	135%	$6,000,000	$8,585,000
Patrick W. Tuer	600,000	80%	1,050,000	2,130,000
Douglas E. Coltharp	750,000	100%	2,250,000	3,750,000
Patrick Darby	625,000	80%	1,093,750	2,218,750
Elissa J. Charbonneau	435,000	60%	478,500	1,174,500

In 2025, all cash incentive target amounts and a substantial majority of NEO equity award values were dependent on performance measured against predetermined, board- or committee-approved objectives. The graphs below approximately reflect: (i) the portion of our NEOs' target TDC that is performance-based and (ii) the time frame (i.e., annual vs. long-term) for our NEOs to realize the value of the various TDC components.

President & Chief Executive Officer (Tarr)

73.2% Performance Based

Base Pay	Annual Cash Incentive	Options	PSU	RSA
12.8%	17.3%	14.0%	41.9%	14.0%

69.9% Long-Term

Average for Executive Vice Presidents (Tuer, Coltharp and Darby)

64.9% Performance Based

Base Pay	Annual Cash Incentive	Options	PSU	RSA
24.4%	21.4%	10.9%	32.6%	10.9%

54.4% Long-Term

Chief Medical Officer (Charbonneau)

46.6% Performance Based

Base Pay	Annual Cash Incentive	PSU	RSA
37.0%	22.2%	24.4%	16.3%

40.7% Long-Term

Note: Numbers may not sum to 100% due to rounding.

Other Best Practices

To ensure the Company has strong corporate governance and risk mitigation, the board of directors also adopted the following best practices related to executive compensation:

✓ Annual and long-term incentive plans have capped, maximum award opportunities.

✓ Annual and long-term incentive plans are designed with multiple measures of performance.

✓ Annual incentive plan includes financial, quality of care, and workforce retention metrics in support of a sustainable business model.

✓ Performance-based long-term incentive awards have three-year performance periods and include relative Total Shareholder Return modifier.

✓ Long-term equity awards for senior vice presidents and above provide for continued vesting post-retirement in support of longer range decision making.

✓ Compensation recoupment, or "claw-back," policy applies to all officers, covers misconduct in some cases where a financial restatement has not occurred, and otherwise complies with NYSE claw-back requirements

✓ Equity ownership guidelines for senior executives require retention of 50% of net shares at the time of exercise/vest until ownership multiple is met.

✓ Insider trading policy expressly prohibits hedging or pledging of our stock by executives and directors.

✓ Supplemental executive benefits or perquisites are substantially limited to a nonqualified 401(k) plan, optional financial planning services, optional executive physical examinations, CEO/CFO security assessments, and a capped amount of personal use of corporate aircraft by CEO.

✓ The Committee's independent consultant, Pay Governance, is retained directly by the Committee and performs no other work for the Company.

✓ Independent sessions are scheduled at every regular meeting of our board and the Committee (no members of management are present at these independent sessions).

✓ Change-of-control compensation arrangements include a "double trigger" requiring generally both a change in control and termination of employment to receive cash benefits and accelerated vesting of equity and do not provide tax gross-ups.

DETERMINATION OF COMPENSATION

Key Participants	Roles and Responsibilities
Compensation and Human Capital Committee	Oversees our compensation and employee benefit and human capital objectives, plans, and policies. Reviews and approves (or recommends for approval of the independent directors of our board in the case of the Chief Executive Officer) the individual compensation of the executive officers. The Committee is comprised solely of four independent directors. Its responsibilities related to the compensation of our NEOs, include: • review and approve the Company's compensation programs and policies, including incentive compensation plans and equity-based plans; • review and approve corporate goals and objectives relevant to the compensation of our NEOs, then (i) evaluate their performance and (ii) determine and approve their base compensation levels and incentive compensation based on this evaluation; and, in the case of our Chief Executive Officer, recommend such compensation to the board for approval. The Committee receives support from the Chief Human Resources Officer and the human resources staff and also engages its own executive compensation consultant as described below.
Chief Executive Officer	Makes recommendations to the Committee regarding our executive compensation plans and, for all other NEOs, proposes adjustments to base salaries and awards under our annual incentive compensation and long-term equity-based plans, establishes individual objectives, and reviews with the Committee the performance of the other NEOs on their individual objectives. The Chief Executive and Chief Human Resources Officers regularly attend meetings of the Committee.
Compensation Consultant	The Committee relies on Pay Governance for independent executive compensation advice and support. Pay Governance is retained by, and works directly for, the Committee and attends meetings of the Committee, as requested by the Committee chair. Pay Governance has no decision making authority regarding our executive compensation. Services provided include, among others: • updates and advice to the Committee on the regulatory environment as it relates to executive compensation matters; • advice on trends and best practices in executive compensation and executive compensation plan design; • market data, analysis, evaluation, and advice in support of the Committee's role; and • commentary on our executive compensation decisions and disclosures. Management has separately engaged Mercer (US) Inc. The scope of that engagement includes providing data and analysis on competitive executive and non-executive compensation practices. Mercer data on executive compensation practices was provided to the Committee, subject to review by, and input from, Pay Governance. Mercer also provides a diagnostic tool and support to our assessment of risk related to our compensation practices. Mercer does not directly advise the Committee in determining or recommending the amount or form of executive compensation.

Assessment of Competitive Compensation Practices

The Committee does not employ a strict formula in determining executive compensation. A number of factors are considered in determining executive base salaries, annual incentive opportunities, and long-term incentive awards, including:

- ✓ the executive's responsibilities
- ✓ the executive's experience
- ✓ the executive's performance

- ✓ internal equity within senior management
- ✓ succession plans and business continuity
- ✓ competitive market data

To assess our NEOs' target TDC, the Committee reviews competitive data from two sources:

- compensation survey data noted below, and
- healthcare peer group data - Pay Governance, at the direction of the Committee, assembles data for a targeted group of healthcare industry peers.

The survey data provides a significant sample size, includes information for management positions below senior executives, and includes companies in healthcare and other industries from which we might recruit for executive positions.

Survey Sources	
Mercer Benchmark Database	WTW Executive Compensation Data Bank
Mercer Integrated Health Networks	Radford Global Compensation Database

For decisions made in February 2025, the Committee utilized the previously adopted formulaic approach for developing the healthcare peer group by filtering the Russell 3000 index by Global Industry Classification Standard sub-industry codes to include only healthcare services, healthcare facilities, and managed healthcare, with revenues between 40% and 300% of Encompass Health's and predominately operating in the continental United States. The Committee believes this method provides for a sufficiently-sized peer group.

2025 Healthcare Peer Group

◆ Acadia Healthcare	◆ Chemed	◆ PACS Group
◆ Agilon health	◆ Community Health Systems	◆ Quest Diagnostics
◆ Alignment Healthcare	◆ DaVita	◆ R1 RCM
◆ Amedisys	◆ Ensign Group	◆ Select Medical Holdings
◆ AMN Healthcare	◆ Labcorp Holdings	◆ Surgery Partners
◆ BrightSpring Health Services	◆ ModivCare	◆ Universal Health Services
◆ Brookdale Senior Living	◆ Option Care Health	

Note: Aveanna Healthcare Holdings, Cano Health, Cross Country Healthcare, and Pediatrix Medical Group were removed from the prior year's group. Additions for 2025 are highlighted.

The Committee reviews competitive data on base salary levels, annual incentives, and long-term incentives for each executive and the NEO group as a whole. Pay Governance provides commentary on how each NEO's responsibilities compare to the nominal title used for competitive benchmarking. In preparation for 2025 compensation decisions, the Committee reviewed total direct compensation opportunities for our NEOs. Referencing the 50th and 75th percentiles of both the Mercer survey data and the healthcare peer group data, as well as the assessment factors discussed above, the Committee determined the aggregate target TDC for the NEOs was within the competitive range. It is important to note the Committee, with input from Pay Governance, recognizes the benchmark data changes from year to year, so the comparison against those benchmarks places emphasis on sustained compensation trends to avoid short-term anomalies. In general, the Committee views compensation 15% above or below the 50th percentile to be within a competitive range given year to year variability in the data and also considers our size relative to the companies in the healthcare peer group and implications for compensation (Encompass Health's revenues were at the 61st percentile at the time of the Committee's review). At the time of the review, each NEO's 2025 Target TDC fell within +/-15% of the 50th percentile of the peer group, except Mr. Coltharp's target TDC was slightly below that range. Separately, at the time of Mr. Tuer's promotion, it was determined that his TDC was well below the 50th percentile for the benchmark chief operating officer role.

The Committee has considered the appropriate competitive target range to attract and retain the kind of executive talent necessary to successfully achieve our strategic objectives. The Committee's objective is to establish target performance goals that will result in strong performance by the Company. Executives may achieve higher actual compensation for exceptional performance relative to these target performance goals and below-median levels of compensation for performance that is not as strong as expected.

ELEMENTS OF EXECUTIVE COMPENSATION

Elements of Annual Total Rewards at a Glance

Total Reward Component	Purpose	2025 Structural Changes
Base Salary	Provide our executives with a competitive level of regular income.	N/A
Annual Incentives	Intended to drive Company performance while focusing on annual objectives.	None
Long-Term Incentives	Intended to focus executive attention on longer-term strength of the business and align their interests with our stockholders.	None
Health and Welfare Benefits	Provide our executives with programs that promote health and financial security.	None
Other Benefits and Perquisites	Encourage supplemental tax deferral savings beyond 401(k) limitations and promote health awareness and personal safety.	Introduced optional financial advisory service
Change in Control and Severance	Provide business continuity during periods of transition.	None

The primary elements of our executive compensation program are:

Base Salary + Annual Cash Incentives + Long-Term Equity Incentives

Base Salary

We provide executives and other employees with base salaries to compensate them with regular income at competitive levels. Base salary considerations include the factors listed under "Assessment of Competitive Compensation Practices" above.

The base salaries of our NEOs are reviewed annually. As a result of the 2025 review, salaries for several of our NEOs were increased. Mr. Tarr's salary was increased by $50,000 to $1,100,000 in recognition of his performance. Mr. Coltharp's salary was increased by $50,000 to $750,000 to better align TDC to market while recognizing Mr. Coltharp's leadership responsibilities and promoting retention. Dr. Charbonneau's salary was increased by $20,000 to $435,000 to further internal pay equity. The salary for Mr. Darby was determined to be appropriate and competitive and maintained at 2024 levels. Mr. Tuer's salary increased in connection with his promotion as previously discussed.

Annual Base Salaries as of December 31, 2025

Mark J. Tarr	President and Chief Executive Officer	$1,100,000
Patrick W. Tuer	Executive Vice President and Chief Operating Officer	600,000
Douglas E. Coltharp	Executive Vice President and Chief Financial Officer	750,000
Patrick Darby	Executive Vice President, General Counsel and Secretary	625,000
Elissa J. Charbonneau	Chief Medical Officer	435,000

Annual Incentives

Plan Objectives and Structure

The Senior Management Bonus Plan, or "SMBP," was designed to incentivize and reward our NEOs and others for annual performance as measured against predetermined corporate quantitative objectives intended to improve the Company's performance and promote stockholder value. For 2025, Mr. Tarr's SMBP target opportunity increased from 120% to 135% of his base salary in recognition of company and individual performance and his tenure in the role. Mr. Coltharp's SMBP target opportunity increased from 85% to 100% of his base salary to better align TDC to market while recognizing Mr. Coltharp's leadership responsibilities and promoting retention. Mr. Darby's SMBP target opportunity increased from 75% to 80% of his base salary to better align TDC to market while recognizing expanded responsibilities. Dr. Charbonneau's SMBP target opportunity increased from 50% to 60% of her base salary to further internal pay equity. Mr. Tuer's SMBP target opportunity increased in connection with his promotion as previously discussed.

The Committee retained the SMBP structure, including the corporate quantitative objectives of Adjusted EBITDA[1] and the Quality/Strategic Objectives Scorecard[2] for 2025. The Quality/Strategic Objectives Scorecard approach provides the flexibility to adjust the non-financial metrics year over year as needed to reflect changes in our business or the healthcare operating environment. Achievement of each of the Quality/Strategic Objectives Scorecard metrics is measured by the percentage of hospitals meeting or exceeding their goals. Hospital-specific goals are established for each metric based on prior performance and relative performance to other hospitals.

2025 SMBP Quantitative Objectives

		Award Range			
		Not Eligible	**Threshold**	**Target**	**Maximum**
Objective		**0%**	**50%**	**100%**	**200%**
Adjusted EBITDA		< $1,091,606,000	$1,091,606,000	$1,180,114,000	> $1,268,623,000
Quality/Strategic Objectives Scorecard Sub-Objective	**Sub-Weight**	**% of Hospitals Meeting or Beating Hospital-Specific Goal**			
Discharge to Community	35%	<60%	60%	70%	80%
Acute Transfer	15%	<60%	60%	70%	80%
Patient Satisfaction	30%	<60%	60%	70%	80%
First Year RN Turnover	20%	<60%	60%	70%	80%

To reward exceptional performance, the NEOs have the opportunity to receive a maximum payout in the event actual results reach a predetermined level for each objective. Conversely, if attained results are less than threshold for a component of the corporate or regional quantitative objectives, then no payout for that component of the quantitative objectives occurs. It is important to note the following:

- performance measures can be achieved independently of each other; and
- as results increase above the threshold, a corresponding percentage of the target cash incentive will be awarded. In other words, levels listed are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels shown in the table above.



Base Salary X Annual Target Cash Incentive Opportunity X [Sum of the products of (weighting %) X (performance as % of target) for each applicable metric] = SMBP Payout

The components of the 2025 SMBP represent overall company performance. The Committee, and the board of directors in the case of our President and Chief Executive Officer, has the authority to recognize significant individual achievement or underperformance by modifying a final SMBP award up or down; however, no SMBP payout may exceed 200% of target. There were no modifications to the final awards under the 2025 SMBP.

[1] For purposes of the 2025 SMBP, Adjusted EBITDA on a consolidated basis is the same as the measure described in the 2025 Form 10-K, and the results for SMBP purposes may be adjusted further for certain unusual or nonrecurring unbudgeted items. The Committee has established in advance the following five categories of adjustments for these unusual or nonrecurring unbudgeted items: acquisitions and divestitures, capital structure changes, litigation expenses and settlements, material legislative changes, and public health emergencies. The Committee believes these pre-approved categories, along with the application of the same GAAP standards to the calculation of a metric during the life of the award, help the metric to more accurately reflect items within management's control while also minimizing unintended incentives and disincentives associated with the accounting treatment for or impacts of unbudgeted, discretionary transactions. For 2025, the only adjustments for unbudgeted items were reductions for: (i) the repurchase of a joint venture equity interest and (ii) the syndication of equity (divestiture) in a joint venture.

[2] The Quality/Strategic Objectives Scorecard is a compilation of quality and strategic metrics that track patient satisfaction, patient discharge status, and employee turnover by hospital. Patient Satisfaction results are derived by NRC Health through their Customer Intelligence Platform, a standardized survey of hospital patients. Patient discharge statuses and employee turnover are tracked via internal systems.

Establishing the Target Cash Incentive Opportunity

Under the SMBP, the Committee approves a target cash incentive opportunity for each NEO, based upon a percentage of his or her base salary, "Target Cash Incentive Opportunity as a % of Salary" in the table below. This target cash incentive opportunity is established as a result of the Committee's "Assessment of Competitive Compensation Practices" described above. The Committee also assigns relative weightings (as a percentage of total cash incentive opportunity) to the objectives as noted below.

2025 Senior Management Bonus Plan Weightings

Named Executive Officer	Target Cash Incentive Opportunity as a % of Salary	Consolidated Adjusted EBITDA	Quality/ Strategic Objectives Scorecard
Mark J. Tarr	135%	70%	30%
Patrick W. Tuer	75%*	*	*
Douglas E. Coltharp	100%	70%	30%
Patrick Darby	80%	70%	30%
Elissa J. Charbonneau	60%	70%	30%

* Mr. Tuer's SMBP percentages are weighted averages based on the four months as Group President and eight months as EVP, COO, and the metrics prior to his promotion are specific to the regions he managed.

Assessing and Rewarding 2025 Achievement of Objectives

After the close of the year, the Committee assesses performance against the quantitative objectives to determine a weighted average result, or the percentage of each NEO's target incentive that has been achieved, for each objective. Actual 2025 Plan results for the quantitative objectives were as follows:

2025 Consolidated Adjusted EBITDA Results

Target	Result	% of Target Metric Achievement
$1,180,114,000	$1,266,211,000[3]	197.3%

2025 Quality/Strategic Objectives Scorecard Results

Objective	% of Target Metric Achievement	Weight	Weighted Metric Achievement
Discharge to Community	200.0%	35.0%	70.0%
Acute Transfer	90.5%	15.0%	13.6%
Patient Satisfaction	84.3%	30.0%	25.3%
First Year RN Turnover	51.0%	20.0%	10.2%
Combined		**100%**	**119.1%**

---

[3] Publicly reported financial results included Consolidated Adjusted EBITDA of $1,267.9 million for 2025.

2025 Senior Management Bonus Plan Awards - Calculated Actual

Named Executive Officer	Adjusted EBITDA	Quality/ Strategic Objectives Scorecard	Total Payout		Result as % of Target
Mark J. Tarr	$2,050,934	$530,591	$2,581,525		173.8%
Patrick W. Tuer	628,099	158,762	786,861	*	175.0%
Douglas E. Coltharp	1,035,825	267,975	1,303,800		173.8%
Patrick Darby	690,550	178,650	869,200		173.8%
Elissa J. Charbonneau	360,467	93,255	453,722		173.8%

* $230,573 earned under applicable regional metrics (through April 2025) and $556,288 earned under consolidated metrics (beginning May 2025).

Long-Term Incentives

Plan Objectives and Structure

        To further align the interests of management and stockholders, a significant portion of each NEO's total direct compensation is in the form of long-term equity awards. We believe such awards promote strategic and operational decisions that align the long-term interests of management and the stockholders and help retain executives. In support of our performance-driven total compensation philosophy, earned equity values are driven by stock price and financial and operational performance. All of the annual grants vest over three years. Participants must remain employed for three years to receive the entirety of the awards or, in the case of senior vice presidents and above (including our NEOs), have retired and satisfied the "good leaver" requirements described on page 54.

        Our equity incentive plan provides participants at all officer levels with the opportunity to earn performance-based restricted stock, or "PSUs," time-based restricted stock, or "RSAs," and, for the Chief Executive Officer and the Executive Vice Presidents, stock options. The Committee believes these awards align all levels of management with stockholders and place a significant portion of TDC at risk. RSAs are included to enhance retention incentives.

        Changes in target award opportunities in 2025 include:

2025 Target LTIP Award Changes

Named Executive Officer	2024 Target	2025 Target	Board Rationale
Mark J. Tarr	$5,425,000	$6,000,000	to recognize performance and increase in peer group median pay
Douglas E. Coltharp	275%	300%	to recognize leadership responsibilities and promoting retention
Patrick Darby	165%	175%	to recognize additional functional responsibilities
Patrick W. Tuer	150%	175%	to reflect promotion

        The following table summarizes the 2025 target equity award opportunity levels and forms of equity compensation for each of our NEOs as approved by the Committee and board. These amounts differ from the equity award values reported in the Summary Compensation Table on page 49 due to the utilization of a 20-day average stock price to determine the number of shares granted as opposed to the grant date values used for accounting and reporting purposes.

2025 Equity Incentive Plan Structure

Named Executive Officer	Total Target Equity Award Opportunity	Options as % of the Award	PSUs as a % of the Award	RSAs as a % of the Award
Mark J. Tarr	$6,000,000	20%	60%	20%
Patrick W. Tuer	* 675,000	—%	60%	40%
Douglas E. Coltharp	2,250,000	20%	60%	20%
Patrick Darby	1,093,750	20%	60%	20%
Elissa J. Charbonneau	478,500	—%	60%	40%

* Mr. Tuer's 2025 LTIP award was granted while he was in the Group President role.

<u>PSU Awards in 2025</u>

The Committee determined that performance-based vesting conditions for the majority of restricted stock granted to NEOs are appropriate to further align executives with the interests of stockholders and promote specific performance objectives while facilitating executive stock ownership. Under our equity incentive plan, PSUs entitle the recipients to receive a predetermined range of shares of common stock upon achievement of specified performance objectives. PSU awards do not provide for voting rights unless and until shares are earned and issued after the measurement period. For the 2025 PSU awards, the number of shares earned will be determined at the end of a three-year performance period. Dividends accrue and are only paid on shares issued after completion of the measurement period.

2025 PSU Objective Weightings



Normalized Earnings Per Share:60.0% — Return on Invested Capital:40.0%

PSUs are earned and vest based on the level of achievement of Normalized Earnings Per Share[4] ("EPS") and Return on Invested Capital[5] ("ROIC"). The weighting of these metrics are outlined above. The Committee chose these metrics because the Committee believes they directly align with our stockholders' interests.

The 2025 PSU awards to senior vice presidents and above (including all NEOs) have a three-year relative total shareholder return ("TSR") modifier applied to both the EPS and ROIC performance metrics. For this modifier, our TSR is ranked within a group of companies that are included in both the S&P Health Care Services Select Industry Index and the S&P 1500 Index. If our TSR is at the 75th percentile or above of the TSRs of the companies in that group, the number of shares earned from the achievement of the financial metrics will be multiplied by 1.25, not to exceed the existing 200% of target achievement cap. Conversely, if our TSR is at the 25th percentile or lower of the TSRs of the companies in that group, the number of shares earned from the achievement of the financial metrics will be multiplied by 0.75. If the Company's TSR is at the 50th percentile, there is no change in the number of shares earned. Other TSRs falling between the 25th and 75th percentiles will result in an interpolated modifier.

It is important to note:

- management provides a report to the Committee that sets out the calculations of the actual results and engages an accounting firm to produce a report on the accuracy of the calculations;
- if results attained are less than the threshold, then no restricted shares are earned for that performance measure in that performance period; and

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[4] For purposes of 2025 PSUs, normalized EPS is calculated on a weighted-average diluted shares outstanding basis by adjusting net income from continuing operations attributable to Encompass Health for the normalization of income tax expense, fair value adjustments to the value of marketable securities, and certain unusual or nonrecurring unbudgeted items. The Committee has established in advance the following five categories for these unusual or nonrecurring unbudgeted items for Committee consideration: acquisitions and divestitures, changes in capital structure, litigation expenses and settlements, material legislative changes, and public health emergencies. The Committee believes these pre-approved categories, along with the application of the same GAAP standards to the calculation of a metric during the life of the award, help the metric to more accurately reflect items within management's control while also minimizing unintended incentives or disincentives associated with the accounting treatment for unbudgeted, discretionary transactions. For the 2023 EPS performance period ended December 31, 2024, those unbudgeted items included a closure (divestiture) of a hospital, a syndication of equity (divestiture) in a joint venture, net debt redemptions, a real estate lease buyout, and CON accelerated amortization, for which the net adjustment to normalize EPS was an increase of $0.05/share. The diluted share count for LTIP purposes includes, as is the case in our 2025 Form 10-K, the shares associated with restricted stock awards, performance share units, restricted stock units, and dilutive stock options but does not include the impact of stock repurchases, if any. The calculation of normalized earnings per share differs from that of basic and diluted earnings per share and adjusted earnings per share used in our earnings releases and publicly available financial guidance. We believe the calculation for compensation purposes for the associated performance period more accurately represents those matters within the control of management compared to that used in communications with the market.

[5] For purposes of 2025 PSUs, ROIC is defined as the three-year average net operating profit after taxes ("NOPAT") divided by the average invested capital as of December 31, 2024, 2025, 2026, and 2027. Invested capital is calculated as total assets less deferred tax assets, assets from discontinued operations, current liabilities, long-term operating lease liabilities, noncontrolling interests and redeemable noncontrolling interests plus current portion of long-term debt. NOPAT is defined as income from continuing operations attributable to Encompass Health common shareholders, excluding interest expense, fair value adjustments to the value of marketable securities, and loss on early extinguishment of debt, as adjusted for a normalized income tax expense. Both the numerator and the denominator are adjusted based on applicable items from the five categories for these unusual or nonrecurring unbudgeted items described above. For the 2023 ROIC performance period ended December 31, 2024, those unbudgeted items included a closure (divestiture) of a hospital, a syndication of equity (divestiture) in a joint venture, net debt redemptions, a real estate lease buyout, common stock repurchases, and CON accelerated amortization, for which the average annual net adjustment to NOPAT was an increase of $6.6 million and the net adjustments to the invested capital amounts at year end 2023 and 2024 were a decrease of $16.9 million and an increase of $227.5 million, respectively.

- as results increase above the threshold, a corresponding percentage of target equity value will be awarded. In other words, levels are on a continuum, and straight-line interpolation is used to determine the payout multiple between two payout levels.

Summary of 2023 PSU Award Results

As reported in our 2025 proxy statement, the 2023 PSU awards completed their EPS and ROIC performance period on December 31, 2024. The 2023 PSU awards held by our NEOs remained subject to a three-year relative TSR modifier. The company achieved a 91.4% TSR through December 31, 2025, which represented the 83.7th percentile of the peer group and resulted in a 1.25 PSU modifier. The following table shows the final achievement components:

Objective	Target	Result[6]	Target Metric Achievement	rTSR Modifier	Modified Metric Achievement	Weight	Weighted Metric Achievement
EPS	$6.56	$8.11	194.5%	1.25	200%	60%	120.0%
ROIC	9.39%	11.03%	200.0%	1.25	200%	40%	80.0%
Combined						100%	200.0%

Time-Based Restricted Stock Awards in 2025

The Committee believes the portion of the 2025 award value denominated in RSAs provides retention incentives to our executives and facilitates stock ownership, which further links executives to our stockholders. Under our equity incentive plan, NEOs may be granted RSAs which entitle them to receive a predetermined number of restricted shares upon completion of a specified service period. The 2025 RSA awards vest ratably in equal annual increments over three years from the award date. The recipients of RSA awards have rights to vote and receive dividends. Dividends accrue when paid on outstanding shares, but the holders of RSAs will not receive the cash payments related to these accrued dividends until the associated restricted shares vest.

Stock Option Awards in 2025

The Committee believes nonqualified stock options also are an appropriate means to align the interests of our most senior executives with our stockholders since they provide an incentive to grow stock price. Each vested stock option permits the holder, for a period of ten years, to purchase one share of our common stock at the exercise price, which is the closing market price on the date of issuance. The 2025 options awards vest ratably in equal annual increments over three years from the award date. The number of options awarded equaled 20% of the total target equity award opportunity approved for the related officer divided by the individual option value determined using the Black-Scholes valuation model.

Equity Award Timing

Our long-standing practice is to have the independent members on our board of directors approve, based on recommendations of the Committee, equity awards for management at the February board meeting which is the first scheduled meeting each year and allows time to review and consider our prior year performance. The number of shares of common stock underlying the PSU, RSA, and stock option awards is determined using the average closing price for our common stock over the 20-day trading period preceding the February board meeting at which the awards are approved. The averaging of prices mitigates the risk of unintended consequences of using a single closing price that may reflect an anomalous price swing on that day. Of note, we customarily issue our fourth quarter earnings release well before the annual stock award grant at the February meeting of the board. The strike price for the stock option awards is set at the closing price on the second trading day after the filing of our Form 10-K, which is also the date of issuance. This timing for the pricing and issuance of stock options allows for the exercise price to reflect a broad dissemination of our financial results from the prior year and other material nonpublic information that may be included in the Form 10-K. Other than timing the establishment of the strike price for options to follow the release of our next annual or quarterly report, our board of directors and the Committee has not taken material nonpublic information into account in the schedule for granting awards in 2025. Likewise, in 2025, we have not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

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[6] Publicly reported financial results do not otherwise include the normalized EPS or ROIC metrics.

Executive Compensation Program Changes for 2026

For Mr. Tarr, the Board approved, in recognition of his performance, an increase in base salary from $1,100,000 to $1,200,000 and an increase in LTIP target from $6,000,000 to $6,500,000.

For Mr. Tuer, the Committee approved an increase in base salary from $600,000 to $700,000, an increase in SMBP target from 80% to 95% of base salary and an increase in LTIP target from 175% to 275% of base salary in recognition of increased responsibility and competitive pay levels within the peer group.

For 2026, the SMBP Quality/Strategic Objectives Scorecard metrics were modified. Discharge to Community, Acute Transfer, and First Year Registered Nurse Turnover were replaced by Program Evaluation Model (PEM), All Employee Turnover, and Falls with Major Injury. PEM includes discharge outcomes while including other important functional outcome metrics. All Employee Turnover provides a broader retention emphasis than just RN retention. Falls with Major Injury are a leading cause of morbidity and mortality among IRF patients, and an important health outcome for IRFs to monitor.

2026 Quality/Strategic Objectives Scorecard Metrics

Metric	2025 Weight	2026 Weight
Program Evaluation Model (PEM)	n/a	30%
Patient Satisfaction	30%	30%
All Employee Turnover	n/a	20%
Falls with Major Injury	n/a	20%
Combined		**100%**

Benefits

In 2025, our NEOs were eligible for the same benefits offered to other employees, including medical and dental coverage. NEOs are also eligible to participate in a qualified 401(k) plan, subject to the limits on contributions imposed by the Internal Revenue Service. In order to allow deferrals above the limits set by the IRS, executives and certain other officers are eligible to participate in a nonqualified deferred compensation plan that is intended to mirror our qualified 401(k) plan. Other than the nonqualified deferred compensation plan referenced here, we did not provide our executives with compensation in the form of a pension plan or a retirement plan.

Perquisite Practices

In general, we do not believe significant personal benefits are necessary for us to attract and retain executive talent. We do not provide tax payment reimbursements, gross ups, or any other tax payments to any of our executive officers. In 2025, we began offering financial advisory services to our senior vice presidents and above at no cost to the executive. We do offer to pay for optional executive physical examinations (historically at a cost of less than $3,000 each) that we believe encourage proactive health management by our executives, which in turn benefits the business. We also offer reimbursement of relocation expenses when a senior officer is asked to move for business purposes. On occasion, there may be incidental perquisites arising from important business activities that have, in part, a direct or indirect personal benefit for the executives involved, such as entertainment associated with stockholder engagement or employee retreat functions. Additionally, from time to time, officers and directors may be allowed, if space permits, to have family members accompany them on business flights on our aircraft, at no material incremental cost to us.

Beginning in 2024, our board of directors granted Mr. Tarr a limited annual allowance for personal aircraft usage for security and flexibility purposes. The allowance for 2025 was approximately $100,000.

In addition, in 2025, the Board authorized personal security assessments for Messrs. Tarr and Coltharp given widely publicized executive security concerns not specific to the Company.

OTHER COMPENSATION POLICIES & PRACTICES

Equity Ownership Guidelines for Management and Non-Employee Directors

To further align the interests of our management with those of our stockholders, we have adopted equity ownership guidelines for senior management and members of our board of directors. Executive officers and outside directors have five years to reach their ownership level and upon each tax recognition or option exercise event, a covered officer must hold at least 50% of the after-tax value of the related equity award until ownership levels are achieved. Equity grants to our non-employee directors must be held until the director leaves the board. For purposes of determining ownership guideline compliance, "ownership" includes the value of shares owned, unvested restricted stock or units, and measured performance-based restricted stock. All of our NEOs and non-employee directors with five or more years of service have attained the ownership levels under the guidelines and all of our NEOs and non-employee directors with less than five years of tenure are on track to meet the guidelines. Outlined in the table below were the ownership guidelines for 2025:

Position	Required Value of Equity Owned
Chief Executive Officer	5 times annual base salary
Executive Vice Presidents	3 times annual base salary
other executive officers	1.5 times annual base salary
outside director	$550,000

Compensation Recoupment Policy

Our compensation recoupment policy is an exhibit to our 2025 Form 10-K. The policy includes provisions described below that are specifically applicable to current and former executive officers. The policy also delegates administration of the policy to the Compensation and Human Capital Committee.

The policy provides that if it is determined that any fraud, illegal conduct, intentional misconduct, or gross neglect by any officer was a significant contributing factor to our having to restate all or a portion of our financial statements, the Company may:

- require reimbursement of any incentive compensation paid to that officer,
- cause the cancellation of that officer's restricted or deferred stock awards and outstanding stock options, and
- require reimbursement of any gains realized on the exercise of stock options attributable to incentive awards,

if and to the extent (i) the amount of that compensation was calculated based upon the achievement of the financial results that were subsequently reduced due to that restatement and (ii) the amount of the compensation that would have been awarded to that officer had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, if an officer is found to have committed fraud or engaged in intentional misconduct in the performance of his or her duties, as determined by a final, non-appealable judgment of a court of competent jurisdiction, and the Committee determines the action caused substantial harm to the Company, the Committee may, in its sole discretion, utilize the remedies described above.

The policy requires, in the event of a financial restatement, recoupment of any incentive-based compensation paid to current and former executive officers in the prior three fiscal years. The policy defines "financial restatement" to include any required accounting restatement to correct an error in previously issued financial statements that is material to those statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The required recoupment applies to incentive compensation relating to financial report measures, such as EBITDA, EPS, ROIC and relative TSR, to the extent that such compensation exceeds the amount of the compensation that would have been awarded to that executive officer had the financial measures been properly reported initially. The Committee may only elect not to seek recoupment in very limited circumstances, including where there is a determination that such recovery would be impracticable and the amounts paid to a third party to assist in enforcing the policy would exceed the amount to be recovered.

Anti-Hedging Policy

The Company prohibits executive officers and directors from pledging our securities as collateral, including as part of a margin account. The Company also prohibits the following transactions for all employees and directors:

- short-term trading of our securities,
- short sales of our securities, and
- hedging or monetization transactions, such as zero-cost collars and forward sale contracts.

Severance Arrangements

It is not our common practice to enter into individual employment agreements with our senior executives. To provide our senior executives with competitive levels of certainty as a retention tool, potential benefits are provided to our senior executives under our change of control and severance plans. The Committee determined the value of benefits were reasonable, appropriate, and competitive with our healthcare provider peer group. As a condition to receipt of any payment or benefits under either plan, participating employees must enter into a restrictive covenant agreement. The duration of the restrictive covenants would be equal to the benefit continuation periods described below for each plan. Payments made under either plan are explicitly subject to the Compensation Recoupment Policy described above. As a matter of policy, payments under either plan do not include "gross ups" for taxes payable on amounts paid. Definitions of "cause," "retirement," "change in control," and "good reason" are provided on page 54.

Executive Severance Plan

The goal of the Executive Severance Plan is to help retain qualified, senior officers whose employment is subject to termination under circumstances beyond their control. Our NEOs are participants in the plan, which is an exhibit to our 2025 Form 10-K. Under the plan, if a participant's employment is terminated by the participant for good reason or by Encompass Health other than for cause (as defined in the plan), then the participant is entitled to receive a cash severance payment, health benefits, and the other benefits described below. Voluntary retirement, death, and disability are not payment triggering events. The terms of the plan, including the payment triggering events, were determined by the Committee to be consistent with healthcare industry market data from the Committee's and management's consultants.

The cash severance payment for participants is the multiple (shown in the table below) of annual base salary in effect at the time of the event plus any accrued, but unused, paid time off, and accrued, but unpaid, salary. This amount is to be paid in a lump sum within 60 days following the participant's termination date. In addition, except in the event of termination for cause or resignation for lack of good reason, the participants and their dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of time set forth in the following table.

Position	Severance as Multiple of Annual Base Salary	Benefit Plan Continuation Period
Chief Executive Officer	3x	36 months
Executive Vice Presidents	2x	24 months
other executive officers	1x	12 months

Amounts paid under the plan are in lieu of, and not in addition to, any other severance or termination payments under any other plan or agreement with Encompass Health. As a condition to receipt of any payment under the plan, the participant must waive any entitlement to any other severance or termination payment by us, including any severance or termination payment set forth in any employment arrangement with us.

Upon termination of a participant without cause, or his or her resignation for good reason, a prorated portion of any equity award subject to time-based vesting only that is unvested as of the effective date of the termination or resignation will automatically vest. If any restricted stock awards are performance-based, the Committee will determine the extent to which the performance goals for such restricted stock have been met and what awards have been earned.

Change in Control Benefits Plan

The goal of the Change in Control Benefits Plan is to help retain certain qualified senior officers, maintain a stable work environment, and encourage officers to act in the best interest of stockholders if presented with decisions regarding change in control transactions. Our NEOs and other officers are participants in the plan, which is an exhibit to our 2025 Form 10-K. The terms of the plan, including the definition of a change in control event, were reviewed and determined to be consistent with healthcare industry market data from the Committee's and management's consultants. The plan includes a "double trigger" for the vesting of equity in the event of a change in control for all future awards to executives. The plan is reviewed annually for market competitiveness but no material benefit changes have been made since 2014.

Under the Change in Control Benefits Plan, participants are divided into tiers as designated by the Committee. The President and Chief Executive Officer, Mr. Coltharp and Mr. Darby are Tier 1 participants; the Executive Vice President and Chief Operating Officer and the Chief Medical Officer are Tier 2 participants. Any person named as an Executive Vice President in the future will participate at the Tier 2 level.

If a participant's employment is terminated within 24 months following a change in control or during a potential change in control, either by the participant for good reason (as defined in the plan) or by Encompass Health without cause, then the participant shall receive a lump sum severance payment. Voluntary retirement is not a payment triggering event. For Tier 1 and 2 participants, the lump sum severance is 2.99 times and 2.0 times, respectively, the sum of the highest base salary in the prior three years and the average of actual annual incentives for the prior three years for the participant, plus a prorated annual incentive award for any incomplete performance period. In addition, except in the event of termination for cause or resignation for lack of good reason, the participant and the participant's dependents continue to be covered by all life, healthcare, medical and dental insurance plans and programs, excluding disability, for a period of 36 months for Tier 1 participants and 24 months for Tier 2 participants.

If a change in control occurs as defined in the plan, outstanding equity awards vest as follows:

Stock Options	Restricted Stock
Outstanding options will only vest if the participant is terminated without cause or leaves for good reason within 24 months of a change in control or if not assumed or substituted and, for Tier 1 and 2 participants, all options will remain exercisable for three and two years, respectively.	Restricted stock will only vest if the participant is terminated without cause or leaves for good reason within 24 months of a change in control or if not assumed or substituted.

Note: For performance-based restricted stock, the Committee will determine the extent to which the performance goals have been met and vesting of the resulting restricted stock will only accelerate as provided above.

The Committee has the authority to cancel an award in exchange for a cash payment in an amount equal to the excess of the fair market value of the same number of shares of the common stock subject to the award immediately prior to the change in control over the aggregate exercise or base price (if any) of the award.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)"), generally limits to $1 million per year income tax deductions available to publicly held corporations for compensation paid to the corporation's CEO, CFO, certain other NEOs, and certain former NEOs (each a "Covered Executive"). As a result, most compensation in excess of $1 million paid to our Covered Executives is not deductible.

The Compensation Committee has considered the effect of Section 162(m) on the Company's executive compensation program. The Compensation Committee exercises discretion in setting base salaries, structuring incentive compensation awards and in determining payments in relation to levels of achievement of performance goals. The Compensation Committee believes that the total compensation program for Covered Executives should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, compensation paid by the Company may not be deductible because such compensation exceeds the limitations for deductibility under Section 162(m).

Summary Compensation Table

The table below shows the compensation of our named executive officers for services in all capacities. For a discussion of the various elements of compensation and the related compensation decisions and policies, including the amount of salary and bonus in proportion to total compensation and the material terms of awards reported below, see "Compensation Discussion and Analysis" beginning on page 32. The Company had no employment agreements or other compensation arrangements in effect with its NEOs in 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Mark J. Tarr	2025	1,100,000	—	5,285,381	1,165,376	2,581,525	164,976	10,297,258
President and Chief Executive Officer	2024	1,050,000	—	4,856,982	1,085,288	2,131,038	178,621	9,301,929
	2023	1,050,000	—	4,453,885	951,957	2,313,612	66,922	8,836,376
Patrick W. Tuer [5]	2025	550,000	—	1,425,095	—	786,861	81,432	2,843,388
Executive Vice President and Chief Operating Officer								
Douglas E. Coltharp	2025	750,000	—	1,982,088	437,007	1,303,800	48,276	4,521,171
Executive Vice President and Chief Financial Officer	2024	700,000	—	1,723,516	385,120	1,006,324	53,776	3,868,736
	2023	700,000	—	3,565,288	354,450	1,092,539	38,093	5,750,370
Patrick Darby	2025	625,000	—	963,693	212,463	869,200	11,750	2,682,106
Executive Vice President, General Counsel and Secretary	2024	625,000	—	923,376	206,321	792,797	11,500	2,558,994
	2023	550,000	—	1,681,318	167,109	757,433	11,250	3,167,110
Elissa J. Charbonneau	2025	435,000	—	518,452	—	453,722	37,409	1,444,583
Chief Medical Officer	2024	415,000	—	501,762	—	350,945	23,880	1,291,587
	2023	415,000	—	483,789	—	381,012	18,411	1,298,212

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[1] The stock awards for each year consist of performance-based restricted stock, or "PSUs," and time-based restricted stock, or "RSAs," as part of the long-term incentive plan for the given year. Additionally, Mr. Tuer received an award of RSAs with three-year cliff vesting valued at $700,000 in connection with his promotion. The amounts shown in this column are the grant date fair values computed in accordance with Accounting Standards Codification Topic 718, *Compensation - Stock Compensation* ("ASC 718"), assuming the most probable outcome of the performance conditions as of the grant dates (i.e., target performance). All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the applicable vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 12, *Share-Based Payments*, to the consolidated financial statements in our 2025 Form 10-K.

The values of the PSU awards at the varying performance levels for our current NEOs are set forth in the table below. The threshold number also assumes relative TSR modifier, explained on page 43, at the lowest level (0.75x based on a TSR at or below the 75th percentile).

Name	Year	Threshold Performance Value ($)	Target Performance Value ($)	Maximum Performance Value ($)
Mark J. Tarr	2025	1,526,819	4,071,518	8,143,036
	2024	1,406,981	3,751,948	7,503,896
	2023	1,286,158	3,429,640	6,859,281
Patrick W. Tuer	2025	171,792	458,111	916,222
Douglas E. Coltharp	2025	572,583	1,526,889	3,053,778
	2024	499,270	1,331,386	2,662,772
	2023	478,912	1,277,052	2,554,105
Patrick Darby	2025	278,376	742,337	1,484,674
	2024	267,474	713,263	1,426,526
	2023	225,798	602,037	1,204,074
Elissa J. Charbonneau	2025	121,787	324,765	649,530
	2024	118,419	315,784	631,568
	2023	113,612	302,853	605,706

[2] The values of option awards listed in this column are the grant date fair values computed in accordance with ASC 718 as of the grant date. All of the values in this column are consistent with the estimate of aggregate compensation expense to be recognized over the three-year vesting period, excluding any adjustment for forfeitures. The assumptions used in the valuations are discussed in Note 12, *Share-Based Payments*, to the consolidated financial statements in our 2025 Form 10-K.

[3] The amounts shown in this column are bonuses earned under our senior management bonus plan in the corresponding year but paid in the first quarter of the following year.

[4] The items reported in this column for 2025 are described in the table below. Mr. Tarr's amount also includes $90,491 for personal aircraft usage, $2,500 for an executive physical, $8,000 for a personal security survey, and $54 for incidental meal expenses provided at the office. Mr. Tuer's

amounts include $33,745 for relocation expenses, $2,500 for an executive physical, and $14,066 for financial advisory services. Dr. Charbonneau's amounts include $2,500 for an executive physical and $12,083 for financial advisory services.

Name	Qualified 401(k) Match ($)	Nonqualified 401(k) Match ($)
Mark J. Tarr	—	63,931
Patrick W. Tuer	10,697	20,424
Douglas E. Coltharp	9,596	38,680
Patrick Darby	11,750	—
Elissa J. Charbonneau	11,639	11,187

For SEC purposes, the cost of personal use of the Company aircraft, if any, is calculated based on the incremental cost to us. To determine the incremental cost, we calculate the variable costs on a per hour of flight time basis over the year. The variable cost calculation method includes fuel, maintenance, flight planning/weather services, on-board catering, landing/ramp fees, crew expenses and other miscellaneous flight-related variable costs and excludes the costs which do not change based on incremental usage, such as pilots' salaries and aircraft leasing expenses. The variable cost per hour is then multiplied by the total personal usage hours to determine the incremental cost of personal use of the corporate aircraft.

Occasionally, our executives are accompanied by guests on the corporate aircraft for personal reasons when there is available space on a flight being made for business reasons. There is no incremental cost associated with that use of the aircraft when the guests do not comprise 50% or more of the passengers, except for a pro rata portion of catering expenses and our portion of employment taxes attributable to the income imputed to that executive for tax purposes.

(5)   Mr. Tuer became an executive officer at the time of his appointment as Executive Vice President and Chief Operating Officer on April 24, 2025.

Grants of Plan-Based Awards During 2025

Name	Grant Date	Date of Board Approval of Grant	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Unit[6] (#)	All Other Option Awards: Number of Securities Underlying Options[7] (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold[3] ($)	Target[4] ($)	Maximum[5] ($)	Threshold (#)	Target (#)	Maximum (#)				
Mark J. Tarr												
Annual Incentive			742,500	1,485,000	2,970,000	—	—	—	—	—	—	—
PSU	2/20/2025	2/20/2025	—	—	—	13,672	36,457	72,914	—	—	—	4,071,518
Stock options	3/4/2025	2/20/2025	—	—	—	—	—	—	—	33,086	98.45	1,165,376
RSA	2/20/2025	2/20/2025	—	—	—	—	—	—	12,152	—	—	1,213,863
Patrick W. Tuer												
Annual Incentive			225,000	450,000	900,000	—	—	—	—	—	—	—
PSU	2/20/2025	2/20/2025	—	—	—	1,538	4,102	8,204	—	—	—	458,111
RSA	2/20/2025	2/20/2025	—	—	—	—	—	—	2,735	—	—	273,199
RSA	5/1/2025	4/30/2025	—	—	—	—	—	—	5,984	—	—	693,785
Douglas E. Coltharp												
Annual Incentive			375,000	750,000	1,500,000	—	—	—	—	—	—	—
PSU	2/20/2025	2/20/2025	—	—	—	5,127	13,672	27,344	—	—	—	1,526,889
Stock options	3/4/2025	2/20/2025	—	—	—	—	—	—	—	12,407	98.45	437,007
RSA	2/20/2025	2/20/2025	—	—	—	—	—	—	4,557	—	—	455,199
Patrick Darby												
Annual Incentive			250,000	500,000	1,000,000	—	—	—	—	—	—	—
PSU	2/20/2025	2/20/2025	—	—	—	2,493	6,647	13,294	—	—	—	742,337
Stock options	3/4/2025	2/20/2025	—	—	—	—	—	—	—	6,032	98.45	212,463
RSA	2/20/2025	2/20/2025	—	—	—	—	—	—	2,216	—	—	221,356
Elissa J. Charbonneau												
Annual Incentive			130,500	261,000	522,000	—	—	—	—	—	—	—
PSU	2/20/2025	2/20/2025	—	—	—	1,090	2,908	5,816	—	—	—	324,765
RSA	2/20/2025	2/20/2025	—	—	—	—	—	—	1,939	—	—	193,687

Footnotes found on next page.

(1) The possible payments described in these three columns are cash amounts provided for by our 2025 Senior Management Bonus Plan as discussed under "Annual Incentives" beginning on page 39. Final payments under the 2025 program were calculated and paid in the first quarter of 2026 and are reflected in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation."

(2) Awards which are designated as "PSU" are performance share units. As described in "PSU Awards in 2025" beginning on page 43, these awards vest and shares are earned based upon the level of attainment of performance objectives for the three-year period from January 1, 2025 ending December 31, 2027. Additionally, the shares earned are subject to a modifier ranging from 0.75x to 1.25x based on our relative total shareholder return over the same three-year period, but the resulting share count cannot exceed the maximum reported here. Each of the threshold, target and maximum share numbers reported in these three columns assume the performance objectives are each achieved at that respective level. The threshold number further assumes relative TSR modifier at the lowest level. Upon a change in control, the Compensation and Human Capital Committee will determine the extent to which the performance goals for PSUs have been met and what awards have been earned or if the goals should be modified on account of the change in control. The PSUs accrue ordinary dividends during the service period, to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until performance attainment and vesting. The Compensation and Human Capital Committee will determine whether any awards will be entitled to any extraordinary dividends, if any are declared and paid.

(3) The threshold amounts in this column assume: (i) the Company reached only threshold achievement on each of the quantitative objectives and (ii) the Compensation and Human Capital Committee, or board in the case of the CEO, exercised no discretion based on performance, resulting in payment of the minimum quantitative portion of the bonus. Then, following the procedures discussed under "Assessing and Rewarding 2025 Achievement of Objectives" on page 41, we would multiply the target amount by 50% (the threshold payout multiple) to arrive at the amount payable for threshold achievement of the quantitative objectives.

(4) The target payment amounts in this column assume: (i) the Company achieved exactly 100% of each of the quantitative objectives and (ii) the Compensation and Human Capital Committee, or board in the case of the CEO, exercised no discretion based on performance. The target amount payable for each NEO is his or her base salary multiplied by the target cash incentive opportunity percentage set out in the table under "Establishing the Target Cash Incentive Opportunity" on page 41.

(5) The maximum payment amounts in this column assume the Company achieved at or above the maximum achievement level of each of the quantitative objectives, at which level no discretion can be applied to increase the payment. Thus, following the procedures discussed under "Assessing and Rewarding 2025 Achievement of Objectives" on page 41, we would multiply the target amount by 200% (the maximum payout multiple) to arrive at the amount payable for maximum achievement.

(6) Awards which are designated as "RSA" are time-based restricted stock awards. The number of shares of restricted stock set forth will vest in three equal annual installments beginning on the first anniversary of the grant, provided that the officer is still employed, except in the case of the supplemental grants. Mr. Tuer's supplemental grant upon promotion has a three-year cliff vesting. A change in control of the Company will also cause these awards to immediately vest. This restricted stock accrues ordinary dividends to the extent paid on our common stock, but the holders will not receive the cash payments related to these accrued dividends until the restricted stock vests. The Compensation and Human Capital Committee will determine whether any awards will be entitled to any extraordinary dividends, if any are declared and paid.

(7) All stock option grants will vest, subject to the officer's continued employment, in three equal annual installments beginning on the first anniversary of grant. A change in control of the Company will also cause options to immediately vest.

Potential Payments upon Termination of Employment

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and arrangements to which the named executive officers currently employed with us would be entitled upon termination of employment by us without "cause" or by the executive for "good reason" or "retirement," as those terms are defined below. There are no payments or benefits due in the event of a termination of employment by us for cause. As previously discussed, our Change in Control Benefits Plan does not provide cash benefits unless there is an associated termination of employment. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon termination of employment. In the event an NEO breaches or violates the restrictive covenants contained in the awards under our long-term incentive plan, Executive Severance Plan, or the Changes in Control Benefits Plan certain of the amounts described below may be subject to forfeiture and/or repayment.

For additional discussion of the material terms and conditions, including payment triggers, see "Severance Arrangements" beginning on page 47. An executive cannot receive termination benefits under more than one of the plans or arrangements identified below. Retirement benefits are governed by the terms of the awards under our long-term incentive plan. The following table assumes the listed triggering events occurred on December 31, 2025.

Name/Triggering Event	Lump Sum Payments ($)[1]	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)[2]	Total Termination Benefits ($)
Mark J. Tarr				
Executive Severance Plan				
Without Cause/For Good Reason	3,300,000	38,044	12,735,512	16,073,556
Disability or Death	—	—	18,256,437	18,256,437
Change in Control Benefits Plan	11,477,145	38,044	18,829,816	30,345,005
Patrick W. Tuer				
Executive Severance Plan				
Without Cause/For Good Reason	1,200,000	34,516	1,610,421	2,844,937
Disability or Death	—	—	2,872,361	2,872,361
Change in Control Benefits Plan	2,932,073	34,516	2,872,361	5,838,950
Douglas E. Coltharp				
Executive Severance Plan				
Without Cause/For Good Reason	1,500,000	35,743	7,810,911	9,346,654
Disability or Death	—	—	10,026,088	10,026,088
Change in Control Benefits Plan	6,206,041	53,615	10,234,063	16,493,719
Patrick Darby				
Executive Severance Plan				
Without Cause/For Good Reason	1,250,000	35,732	3,791,274	5,077,006
Disability or Death	—	—	4,900,201	4,900,201
Change in Control Benefits Plan	4,676,706	53,598	5,007,110	9,737,414
Elissa J. Charbonneau				
Executive Severance Plan				
Without Cause/For Good Reason	435,000	156	1,104,351	1,539,507
Disability or Death	—	—	1,665,230	1,665,230
Change in Control Benefits Plan	1,944,161	311	1,665,230	3,609,702

---

[1] The Company automatically reduces payments under the Change in Control Benefits Plan to the extent necessary to prevent such payments being subject to "golden parachute" excise tax under Section 280G and Section 4999 of the Internal Revenue Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made ("best payment method"). The lump sum payments shown may be subject to reduction under this best payment method.

[2] The amounts reported in this column reflect outstanding equity awards, the grant date values of which along with accrued dividends and dividend equivalents have been reported as compensation in 2025 or prior years. The value of the accelerated vesting of equity awards listed in this column has been determined based on the $106.14 closing price of our common stock on the last trading day of 2025. The Committee may, in its discretion, provide that upon a change in control: (x) equity awards be canceled in exchange for a payment in an amount equal to the fair market value of our stock immediately prior to the change in control over the exercise or base price (if any) per share of the award, and (y) each award be canceled without payment therefore if the fair market value of our stock is less than the exercise or purchase price (if any) of the award.

At that time, the amounts shown in the preceding table do not include payments and benefits to the extent they are provided on a nondiscriminatory basis to salaried employees generally upon termination of employment. The "Lump Sum Payments" column in the above table includes the estimated payments provided for under the plans described under "Severance Arrangements" beginning on page 47. Additionally, the Executive Severance Plan and the Change in Control Benefits Plan provide that as a condition to receipt of any payment or benefits all participants must enter into a restrictive covenant and release agreement.

As of December 31, 2025, Mr. Tarr, Mr. Coltharp and Dr. Charbonneau are the only named executive officers eligible for retirement as defined below. The table below provides the potential equity value accelerated upon retirement for each NEO had he or she been retirement eligible on December 31, 2025. Equity awards granted to SVPs and above provide for "good leaver" treatment upon retirement.

Named Executive Officer	Accelerated Vesting of Equity Awards Due to Retirement (Assuming Retirement Eligible)($)
Mark J. Tarr	18,829,816
Patrick W. Tuer	2,872,361
Douglas E. Coltharp	10,049,373
Patrick Darby	4,919,993
Elissa J. Charbonneau	1,665,230

Definitions

"*Cause*" means, in general terms:

(i) evidence of fraud or similar offenses affecting the Company;

(ii) indictment for, conviction of, or plea of guilty or no contest to, any felony;

(iii) suspension or debarment from participation in any federal or state health care program;

(iv) an admission of liability, or finding, of a violation of any securities laws, excluding any that are noncriminal;

(v) a formal indication that the person is a target or the subject of any investigation or proceeding for a violation of any securities laws in connection with his employment by the Company, excluding any that are noncriminal; and

(vi) breach of any material provision of any employment agreement or other duties.

"*Change in Control*" means, in general terms:

(i) the acquisition of 30% or more of either the then-outstanding shares of common stock or the combined voting power of the Company's then-outstanding voting securities; or

(ii) the individuals who currently constitute the board of directors, or the "Incumbent Board," cease for any reason to constitute at least a majority of the board (any person becoming a director in the future whose election, or nomination for election, was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such person were a member of the Incumbent Board); or

(iii) a consummation of a reorganization, merger, consolidation or share exchange, where persons who were the stockholders of the Company immediately prior to such reorganization, merger, consolidation or share exchange do not own at least 50% of the combined voting power; or

(iv) a liquidation or dissolution of the Company or the sale of all or substantially all of its assets.

"*Good leaver*" means retirement eligible executives who provide at least six-months notice of retirement will receive the entirety of any unvested awards, rather than the pro rata vesting otherwise provided, in accordance with the original vesting schedule. Once notice is provided, no new awards may be made and this preferred treatment will not apply to awards made within three months of the notice.

"*Good Reason*" means, in general terms:

(i) an assignment of a position that is of a lesser rank and that results in a material adverse change in reporting position, duties or responsibilities or title or elected or appointed offices as in effect immediately prior to the change, or in the case of a Change in Control ceasing to be an executive officer of a company with registered securities;

(ii) a material reduction in compensation from that in effect immediately prior to the Change in Control; or

(iii) any change in benefit level under a benefit plan if such change in status occurs during the period beginning 6 months prior to a Change in Control and ending 24 months after it; or

(iv) any change of more than 50 miles in the location of the principal place of employment.

"*Retirement*" means the voluntary termination of employment after attaining (a) age 65 or (b) in the event that person has been employed for 10 or more years on the date of termination, age 60.

Outstanding Equity Awards at December 31, 2025

	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[2]	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[6]
Mark J. Tarr								
	69,335	—	52.96	3/1/2029	5,609	595,339	100,946	10,714,409
	66,670	—	63.56	3/2/2030	9,860	1,046,540	88,730	9,417,802
	64,322	—	66.76	3/2/2031	12,152	1,289,813	72,914	7,739,092
	73,510	—	55.13	3/1/2032	—	—	—	—
	32,998	16,500	56.21	3/1/2033	—	—	—	—
	13,841	27,683	74.20	3/1/2034	—	—	—	—
	—	33,086	98.45	3/4/2035	—	—	—	—
Patrick W. Tuer								
	—	—	—		1,140	121,000	10,254	1,088,360
	—	—	—		2,454	260,467	11,040	1,171,786
	—	—	—		2,735	290,293	8,204	870,772
	—	—	—		5,984	635,142	—	—
Douglas E. Coltharp								
	27,694	—	32.94	10/28/2026	2,089	221,726	37,588	3,989,591
	29,196	—	35.06	2/24/2027	3,499	371,384	31,486	3,341,924
	24,831	—	44.67	3/1/2028	4,557	483,680	27,344	2,902,292
	21,101	—	52.96	3/1/2029	31,321	3,324,411	—	—
	24,825	—	63.56	3/2/2030	—	—	—	—
	23,949	—	66.76	3/2/2031	—	—	—	—
	27,371	—	55.13	3/1/2032	—	—	—	—
	12,286	6,144	56.21	3/1/2033	—	—	—	—
	4,911	9,824	74.20	3/1/2034	—	—	—	—
	—	12,407	98.45	3/4/2035				
Patrick Darby								
	4,858	—	35.06	2/24/2027	985	104,548	17,720	1,880,800
	12,636	—	44.67	3/1/2028	1,875	199,013	16,868	1,790,370
	12,435	—	52.96	3/1/2029	2,216	235,206	13,294	1,411,025
	11,702	—	63.56	3/2/2030	14,774	1,568,112	—	—
	11,289	—	66.76	3/2/2031	—	—	—	—
	12,902	—	55.13	3/1/2032	—	—	—	—
	5,792	2,897	56.21	3/1/2033	—	—	—	—
	2,631	5,263	74.20	3/1/2034	—	—	—	—
	—	6,032	98.45	3/4/2035	—	—	—	—
Elissa J. Charbonneau								
	—	—	—		991	105,185	8,914	946,132
	—	—	—		1,660	176,192	7,468	792,654
	—	—	—		1,939	205,806	5,816	617,310

---

[1] For awards granted prior to July 1, 2022, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on that date. All options shown above vest in three equal annual installments beginning on the first anniversary of the grant date, except for those options granted to Mr. Coltharp on October 28, 2016 as a special retention grant that vested in its entirety on the third anniversary of the grant date.

[2] The expiration date of each option is the tenth anniversary of the grant date.

[3] The first, second, and third amounts represent the annual grants of time-based restricted stock in February 2023, 2024, and 2025, respectively, each of which vest in three equal annual installments beginning on the first anniversary of the grant date. The fourth amounts for Messrs. Coltharp and Darby represent supplemental retention grants in February 2023 that fully vest on the third anniversary of the grant date. The fourth amount for Mr. Tuer represents a supplemental grant in connection with his promotion that fully vests on the third anniversary of the grant date.

[4] The market value reported was calculated by multiplying the closing price of our common stock on the last trading day of 2025, $106.14, by the number of shares set forth in the preceding column.

[5] The PSU awards shown in this column are contingent upon the level of attainment of performance goals for the performance period beginning January 1 of the year in which the grant is made. The determination of the final number of shares earned under each PSU award will be made

following the close of a three-year period. The first amount for each officer in this column represents the number of shares calculated based on performance over the 2023-2024 performance period as officially determined by the board of directors in February 2025, as further modified in February 2026 by the three-year relative total shareholder return multiplier. The second and third amounts for each officer in this column represent the number of shares to be earned assuming achievement of maximum performance during the 2024-2026 and 2025-2027 performance periods, respectively, on the normalized earnings per share, return on invested capital and relative total shareholder return objectives. The actual number of restricted shares earned at the end of that performance period may be lower.

(6)   The market value reported was calculated by multiplying the closing price of our common stock on the last trading day of 2025, $106.14, by the number of shares set forth in the preceding column.

Options Exercised and Stock Vested in 2025

The following table sets forth information concerning the exercise of options and the vesting of shares for our named executive officers in 2025.

| | Option Awards | | Stock Awards | |
| | Number of Shares Acquired on Exercise | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting | Value Realized on Vesting ($) |
Name				
Mark J. Tarr	118,384	9,640,601	91,776	8,597,012
Patrick W. Tuer	*	*	9,498	901,384
Douglas E. Coltharp	43,575	3,644,575	34,089	3,192,697
Patrick Darby	10,000	797,293	16,185	1,516,583
Elissa J. Charbonneau	*	*	9,575	905,398

* No stock option exercises in 2025.

Equity Compensation Plans

The following table sets forth, as of December 31, 2025, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. Pursuant to the terms of the equity plans, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on July 1, 2022 and stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Equity Plans	Securities to be Issued Upon Exercise	Weighted Average Exercise Price[1]	Securities Available for Future Issuance
Approved by stockholders	2,957,672 [2]	$ 60.27	11,931,259 [3]
Not approved by stockholders	15,418 [4]		—
Total	2,973,090	$ 60.27	11,931,259

(1)   This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

(2)   This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

(3)   This amount represents the number of shares available for future equity grants under the 2025 Omnibus Performance Incentive Plan approved by our stockholders in May 2025.

(4)   This amount represents restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan, or the "2004 Plan," provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units" or "RSUs" to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by successive equity incentive plans approved by our stockholders. Only RSUs remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. The RSUs were fully vested when awarded and will be settled in shares of common stock after the director ceases to serve on the board of directors or certain change in control events. The RSUs generally cannot be transferred. Awards are generally protected against dilution upon the issuance of dividends and in the event of a stock split, recapitalization, or other major corporate restructuring.

2025 Omnibus Performance Incentive Plan

In May 2025, our stockholders approved the 2025 Omnibus Performance Incentive Plan, or the "2025 Plan," to replace our 2016 Omnibus Performance Incentive Plan, or the "2016 Plan," and provide for the grant of stock options, restricted stock, stock appreciation rights, deferred stock, other stock-based awards and cash-settled awards, including our senior management bonus plan awards, to our directors, executives and other key employees as determined by our board of directors or its Compensation and Human Capital Committee in accordance with the terms of the plan and evidenced by an award agreement with each participant. The aggregate number of shares of common stock available for issuance in connection with new awards under this plan shown above is subject to equitable adjustment upon a change in capitalization of the Company or the occurrence of certain transactions affecting the common stock reserved for issuance under this plan. Any stock options under this plan must have an exercise price not less than the fair market value of a share of common stock on the date of grant and an expiration date that is 10 years from the date of grant.

No additional awards will be made under the 2016 Plan. However, the awards outstanding under that plan or any prior plan approved by our stockholders will remain in effect in accordance with their terms. Awards are generally protected against dilution upon the issuance of dividends and in the event of a stock split, recapitalization, or other major corporate restructuring. Notwithstanding the foregoing, no shares of stock may be issuable pursuant to awards under the 2016 Plan or any prior plan unless we comply with our reporting and registration obligations, in the absence of an available exemption, under the federal securities laws.

Deferred Compensation

Our board of directors has designated a committee comprised of members of management as the plan administrator and "named fiduciary" within the meaning of section 402(a) of the Employee Retirement Income Security Act of 1974, as amended, for the following deferred compensation plans.

Retirement Investment Plans

Each of our named executive officers is eligible to participate in a qualified 401(k) savings plan, the Encompass Health 401(k) Retirement Plan. The 401(k) Plan allows eligible employees to contribute up to 100% of their annual compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) on a pre-tax basis into their individual retirement accounts in the plan, subject to nondiscrimination rules and annual contribution limits. Employees who are at least 21 years of age are eligible to participate in the 401(k) Plan and all contributions to the plan are in the form of cash. The employer matching contribution under the 401(k) Plan is 50% of the first 6% of each participant's elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.

Participants may invest the amounts contributed to this plan in various investment vehicles, which do not include our common stock, managed by unrelated third parties. Generally, amounts contributed to these plans will be paid upon termination of employment, although in-service withdrawals may be made upon the occurrence of a hardship or the attainment of age 59.5. Distributions will be made in the form of a lump sum cash payment unless the participant is eligible for and elects a direct rollover to an eligible retirement plan.

Nonqualified Deferred Compensation Plan

We adopted a nonqualified deferred compensation plan, the Encompass Health Corporation Nonqualified Retirement Plan, or the "NQ Plan," in order to allow deferrals above what is limited by the IRS. Our named executive officers were eligible in 2025 to participate in the NQ Plan, the provisions of which follow the 401(k) Plan. Participants may request, on a daily basis, to have amounts credited to their NQ Plan accounts track the rate of return based on one or more benchmark mutual funds, which are substantially the same funds as those offered under our 401(k) Plan.

Our eligible employees may elect to defer from 1% to 100% of compensation (W-2 compensation excluding certain reimbursements, stock awards, and perquisites) to the NQ Plan. We will make an employer matching contribution to the NQ Plan equal to 50% of the participant's deferral contributions, up to 6% of such participant's total compensation, less any employer matching contributions made on the participant's behalf to the 401(k) Plan. In addition, we may elect to make a discretionary contribution to the NQ Plan with respect to any participant. We did not elect to make any discretionary contributions to the NQ Plan for 2025. All deferral contributions made to the NQ Plan are fully vested when made and are credited to a separate bookkeeping account on behalf of each participant. Employer matching contributions vest once the participant has completed three years of service.

Deferral contributions will generally be distributed, as directed by the participant, following termination of service or the occurrence of a specified date. Matching and discretionary contributions are distributed following termination of service. Distributions may also be elected by a participant in the event of an unforeseen emergency in which case participation in the NQ Plan will be suspended. Distributions will be made in cash in the form of a lump sum payment or annual installments over a two to fifteen year period, as elected by the participant. Any amounts that are payable from the NQ Plan upon a termination of employment are subject to the six month delay applicable to specified employees under section 409A of the Code.

The following table sets forth information as of December 31, 2025 with respect to the NQ Plan.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings/ (Losses) in Last Fiscal Year ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[4]
Mark J. Tarr	213,104	63,931	998,512 [5]	—	7,737,557
Patrick W. Tuer	108,352	20,424	49,954 [6]	—	379,684
Douglas E. Coltharp	263,449	38,680	573,954 [7]	—	4,638,493
Patrick Darby	—	—	—	—	—
Elissa J. Charbonneau	78,595	11,187	87,387 [8]	—	586,311

[1] All amounts in this column are included in the 2025 amounts represented as "Salary" and "Non-Equity Incentive Plan Compensation," except $213,104 for Mr. Tarr, $53,718 for Mr. Tuer, $150,949 for Mr. Coltharp, and $35,095 for Dr. Charbonneau included in the 2024 amounts, in the Summary Compensation Table.

[2] All amounts in this column are included in the 2025 amounts represented as "All Other Compensation" except $63,931 for Mr. Tarr, $10,744 for Mr. Tuer, $23,824 for Mr. Coltharp, and $5,264 for Dr. Charbonneau included in the 2024 amounts, in the Summary Compensation Table.

[3] No amounts in this column are included or are required to be included in the Summary Compensation Table.

[4] Other than the amounts reported in this table for 2025, the balances in this column were previously reported as "Salary," "Non-Equity Incentive Plan Compensation" and "All Other Compensation" in our Summary Compensation Tables in previous years, except for the following amounts which represent the aggregate earnings, all of which are non-preferential and not required to be reported in the Summary Compensation Table: $3,002,561 for Mr. Tarr, $79,803 for Mr. Tuer, $1,667,291 for Mr. Coltharp, and $185,457 for Dr. Charbonneau.

[5] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Midcap Index Instl, Mainstay Winslow Lgcap Grth R1, Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Sm Cap Index Instl, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, EuroPacific Growth R6, Vanguard Instl Index Instl PL, Vanguard Tot Intl Stk Idx Adm, Dodge & Cox Income X, and Schwab US Large-Cap Growth Idx.

[6] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Wellington ADM

[7] Represents earnings and (losses) from amounts invested in the following mutual funds: Vanguard Wellington Admiral Shares, Vanguard Total Bond Market Index Inst, Vanguard Infl Protected Secs In, Vanguard Equity Income Admiral, Vanguard Fed Money Market Fund, Vanguard Mid Cap Growth Index Adm, Vanguard Instl Index Instl PL, Vanguard Tot Intl Stk Idx Adm, Janus Henderson Enterprise N, and Dodge & Cox Income X.

[8] Represents earnings and (losses) from amounts invested in the following mutual funds: Mainstay Winslow Large Cap Growth R1, Vanguard Wellington Admiral Shares, Vanguard Sm Cap Index Inst, Vanguard Equity Income Admiral, Vanguard Mid Cap Growth Index Adm, EuroPacific Growth R6, Vanguard Instl Index Instl PL, Janus Henderson Enterprise N, and Schwab US Large-Cap Growth Idx.

CEO Pay Ratio

Mr. Tarr's 2025 Summary Compensation Table ("SCT") Total Compensation was $10,297,258. We used the 2025 Form W-2 Box 1 "Wages, Tips and Other Compensation" for employees to determine our median employee as of December 31, 2025. We annualized pay amounts for those who started employment with us during 2025. Our median employee's 2025 SCT Total Compensation was $50,647. The ratio of CEO pay to median worker pay is 203:1.

The composition of our workforce greatly impacts this ratio. Approximately 43% of our workforce consists of employees working less than full-time, which is a common employment arrangement in the healthcare services sector. Flexible staffing arrangements that fit employees' needs allow us to attract and retain well-qualified employees.

PROXY

Pay vs. Performance

This section is the Pay versus Performance disclosure required by the Securities and Exchange Commission. The tabular disclosure below includes the SEC-defined "Compensation Actually Paid," or CAP, for our principal executive officer and the average CAP for our other NEOs for each of the most recent five fiscal years. Because of changes in the value of unvested equity awards, the CAP does not represent amounts actually paid to or earned or recognized by those individuals. The disclosure also presents information regarding shareholder return and financial performance metrics. Amounts referencing the Summary Compensation Table, or SCT, can be found on page 49.

Pay vs. Performance Table

					Value of Initial Fixed $100 Investment Based on:			
Year	SCT Total for PEO[1]	CAP for PEO[2]	Average SCT Total for Non-PEO NEOs[1]	Average CAP for Non-PEO NEOs[2]	Total Shareholder Return[3]	Peer Group Total Shareholder Return[4]	Net Income[5] (in millions)	Adjusted EBITDA[6] (in millions)
2025	10,297,258	20,617,304	2,872,812	4,923,474	170.02	113.00	759.1	1,267.9
2024	9,301,929	17,929,351	2,198,207	3,975,243	146.98	94.85	596.6	1,103.7
2023	8,836,376	14,065,892	2,829,231	3,823,684	105.61	92.92	463.0	971.1
2022	7,735,969	9,873,499	1,926,245	1,363,196	93.78	88.35	365.9	819.3
2021	8,252,128	6,225,882	2,318,768	1,350,557	80.10	110.00	517.2	816.4

(1) Mr. Tarr, President and Chief Executive Officer, is the principal executive officer, or PEO, for each year represented. The other named executive officers represented in the Non-PEO average amounts above are:

- 2025: Messrs. Tuer, Coltharp, and Darby, and Ms. Charbonneau
- 2023-2024: Messrs. Coltharp, Darby, and Price, and Ms. Charbonneau
- 2022: Messrs. Coltharp, Darby, and Price, and Mses. Jacobsmeyer and Charbonneau
- 2021: Messrs. Coltharp and Darby, and Mses. Jacobsmeyer, Charbonneau, and Anthony

Ms. Jacobsmeyer ceased serving as an officer of the company upon the spin off of its home health and hospice business on July 1, 2022, and all of her unvested equity awards were cancelled at that time in return for equity awards in the newly public company. Ms. Anthony resigned effective June 18, 2021, and all of her unvested equity awards were cancelled at that time.

(2) To calculate CAP, the following amounts were deducted from and added to the SCT total compensation for the PEO and Non-PEOs respectively:

Reconciliation of SCT Total Compensation to CAP for PEO	2025	2024	2023	2022	2021
SCT Total Compensation	10,297,258	9,301,929	8,836,376	7,735,969	8,252,128
DEDUCTIONS					
Grant Date Fair Value of Stock Awards Reported in SCT	(5,285,381)	(4,856,982)	(4,453,885)	(4,357,861)	(4,188,878)
Grant Date Fair Value of Option Awards Reported in SCT	(1,165,376)	(1,085,288)	(951,957)	(1,055,281)	(1,026,087)
ADDITIONS					
Year-end Fair Value for Awards Granted during Year	8,830,123	8,416,920	8,375,441	6,212,964	5,162,931
Inc (Dec) in Fair Value during Year for Prior Years' Unvested Awards	5,925,852	5,477,125	2,331,154	695,380	(2,065,946)
Inc (Dec) in Fair Value from Year-end to Vesting/Cancellation during Year	1,850,678	508,981	(199,895)	514,852	(111,958)
Dividends Paid on Awards Vesting during Year	164,150	166,666	128,658	127,476	203,692
CAP	20,617,304	17,929,351	14,065,892	9,873,499	6,225,882

Reconciliation of SCT Total Compensation to CAP for Average Non-PEO NEOs					
	2025	**2024**	**2023**	**2022**	**2021**
SCT Total Compensation	2,872,812	2,198,207	2,829,231	1,926,245	2,318,768
DEDUCTIONS					
Grant Date Fair Value of Stock Awards Reported in SCT	(1,222,332)	(891,460)	(1,543,550)	(967,531)	(950,358)
Grant Date Fair Value of Option Awards Reported in SCT	(162,368)	(147,860)	(130,390)	(192,180)	(212,314)
ADDITIONS					
Year-end Fair Value for Awards Granted during Year	1,813,409	1,460,479	2,263,913	864,201	971,657
Inc (Dec) in Fair Value during Year for Prior Years' Unvested Awards	1,264,015	1,244,251	406,946	(364,445)	(784,965)
Inc (Dec) in Fair Value from Year-end to Vesting/Cancellation during Year	327,364	81,547	(25,915)	84,648	(25,964)
Dividends Paid on Awards Vesting during Year	30,574	30,079	23,449	12,258	33,733
CAP	4,923,474	3,975,243	3,823,684	1,363,196	1,350,557

[3] Cumulative Total Shareholder Return ("TSR") represents stock price appreciation plus dividends paid (assuming reinvestment) during the measurement period beginning as of market close December 31, 2020 through December 31 of the year noted. The TSR amounts in the table reflect the appreciation on the assumed investment of $100 on December 31, 2020 and the reinvestment of any dividends paid. The TSR reflects the effect of the spin off of our home health and hospice business on July 1, 2022, which was structured as a pro rata distribution of one share of newco common stock for every two shares of Encompass Health common stock. The TSR calculation assumes the reinvestment on July 1, 2022 of the value of the newco stock distributed, which for each share of Encompass Health stock was assumed to be the cash equivalent of half of the opening trading price of newco stock on that date.

[4] The peer group represented here is the S&P Health Care Services Selected Industry Index which is the peer group represented in Part II, Item 5, M*arket for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*, of our Annual Report on Form 10-K. The cumulative TSR for the peer group reflects weighting of each constituent company's TSR by its stock market capitalization.

[5] The Net Income amounts reported here are the net and comprehensive income amounts reflected in the Company's audited consolidated financial statements for the applicable years, which amounts include income/loss from discontinued operations and income attributable to noncontrolling interests. Accordingly, the decline in Net Income from 2021 to 2022 reflects the spin off of our home health and hospice business completed on July 1, 2022.

[6] Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America ("GAAP"). A reconciliation of Adjusted EBITDA to net cash provided by operating activities, which is the most comparable GAAP financial measure, is shown in Appendix A to this proxy statement. Adjusted EBITDA shown above does not include income/loss from discontinued operations and income attributable to noncontrolling interests. Adjusted EBITDA, as used as a metric in our annual cash incentive plan, is further adjusted for certain unusual or nonrecurring unbudgeted items as described on page 40.

Narrative Disclosure to the Pay vs. Performance Table

The three items listed below represent the most important financial measures used to link executive compensation to company performance for 2025. Each item is a separate metric within one of our incentive compensation plans, as further described on pages 39-43.

Most Important Performance Measures
Adjusted EBITDA
Normalized Earnings Per Share ("EPS")
Return on Invested Capital ("ROIC")

The following graphs provide visual representations of the relationship between both the CAP of our PEO and the average CAP of our non-PEO NEOs and our (i) TSR, (ii) net income and (iii) company-selected metric, Adjusted EBITDA, as well as depicting the relationship between our own TSR and a peer group TSR.

The graph below illustrates the positive correlation between CAP and the TSR of our common stock. The TSR amounts in the graph assume the investment of $100 on December 31, 2020 and the reinvestment of any dividends paid. This positive correlation is to be expected due to the fact that equity awards constitute a significant percentage of our NEOs' total overall compensation packages. This relationship can be seen for both our CEO and our other NEOs as a group.



The chart below compares the TSR for our common stock to the TSR of the S&P Health Care Services Selected Industry Index over a five-year period. The TSR amounts in the graph assume the investment of $100 on December 31, 2020 and the reinvestment of any dividends paid. Both TSRs were positive, although our five-year TSR significantly exceeded that of the index, but the two TSR performances do not exhibit a positive correlation each year in the period.



The graph below compares "Compensation Actually Paid" to our Net Income. The CAP for our NEOs does appear to correlate to our net income since 2022. Net income is not a metric included, or otherwise a consideration, in our executive compensation program. Net income includes income from discontinued operations and income attributable to noncontrolling interests. Accordingly, the decline in Net Income from 2021 to 2022 reflects the spin off of our home health and hospice business completed on July 1, 2022.



The graph below compares CAP to our Adjusted EBITDA. Adjusted EBITDA is our company selected measure as required to be identified by the SEC. Adjusted EBITDA is the most heavily weighted metric in our annual incentive plan, the Senior Management Bonus Plan. In addition, we believe our investors use Adjusted EBITDA as a key measure to evaluate our company, which in turn drives our stock price. The CAP for our NEOs does appear to correlate to our Adjusted EBITDA since 2022.



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

For purposes of this section, an executive officer or a member of our board of directors or any family member of an executive officer or board member is referred to as a "related party." The board considers, in consultation with the Nominating/Corporate Governance Committee, whether a transaction between a related party and the Company presents any inappropriate conflicts of interest or impairs the "independence" of any director, or both. Additionally, the following are prohibited unless expressly approved by the disinterested members of the board:

- transactions between the Company and any related party in which the related party has a material direct or indirect interest;
- employment by the Company of any sibling, spouse or child of an executive officer or a member of the board of directors, other than as expressly allowed under our employment policies; and
- any direct or indirect investment or other economic participation by a related party in any entity not publicly traded in which the Company has any direct or indirect investment or other economic interest.

Each independent director is required to promptly notify the chairman of the board of directors if any actual or potential conflict of interest arises between such member and the Company which may impair such member's independence. If a conflict exists and cannot be resolved, such member is required to submit a written notification of such conflict of interest and an offer of resignation from the board and each of the committees on which the member serves. The board need not accept such offer of resignation; however, the submission of such offer of resignation provides the opportunity for the board to review the appropriateness of the continuation of the individual's membership.

Members of the board must recuse themselves from any discussion or decision that affects their personal, business, or professional interest. The non-interested members of the board will consider and resolve any issues involving conflicts of interest of other members.

Transactions with Related Persons

Our policies regarding transactions with related persons and other matters constituting potential conflicts of interest are contained in our Corporate Governance Guidelines and our Standards of Business Ethics and Conduct which can be found on our website at https://investor.encompasshealth.com.

Since January 1, 2025, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our voting securities, or an immediate family member of any of the foregoing, had or will have a direct or indirect material interest. Additionally, none of our directors, nominees or executive officers is a party to any material proceedings adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 12, 2026 (unless otherwise noted), for (1) each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, (2) each director, (3) each executive officer named in the Summary Compensation Table, and (4) all of our current directors and executive officers as a group. The address of our directors and executive officers is c/o Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242. We know of no arrangements, the operation of which may at a subsequent date result in the change of control of Encompass Health.

Name	Common Shares Beneficially Owned[1]		Percent of Class[2]
Greater Than 5% Beneficial Owners			
The Vanguard Group	10,120,689	[3]	10.2%
BlackRock, Inc.	9,125,779	[4]	9.2%
Invesco Ltd.	4,972,725	[5]	5.0%
Directors and Executive Officers			
Greg D. Carmichael	18,659		*
Elissa J. Charbonneau	11,958		*
Edward M. Christie III	7,182		*
Douglas E. Coltharp	462,550	[6]	*
Patrick Darby	161,493	[7]	*
Cain A. Hayes	457		*
Joan E. Herman	47,839		*
Leslye G. Katz	47,839		*
Kevin J. O'Connor	9,912		*
Christopher R. Reidy	15,450		*
Nancy M. Schlichting	21,259		*
Mark J. Tarr	739,115	[8]	*
Patrick W. Tuer	16,042		*
Terrance Williams	15,169		*
All directors and executive officers as a group	1,755,764	[9]	1.8%

---

* Less than 1%.

[1] Unless otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of stock listed as owned by that person.

[2] The percentage of beneficial ownership is based upon 99,416,162 shares of common stock outstanding as of February 12, 2026.

[3] Based on a Schedule 13G/A filed with the SEC on February 12, 2024, The Vanguard Group (investment adviser) reported, as of January 31, 2024, beneficial ownership of 10,120,689 shares, with shared voting power for 35,285 shares, sole investment power for 9,977,546 shares, and shared investment power for 143,143 shares. This holder is located at 100 Vanguard Blvd., Malvern, PA 19355.

[4] Based on a Schedule 13G/A filed with the SEC on January 24, 2024, BlackRock, Inc. (parent holding company/control person) reported, as of December 31, 2023, beneficial ownership of 9,125,779 shares, with sole voting power for 8,856,379 shares and sole investment power for 9,125,779 shares. This holder is located at 50 Hudson Yards, New York, NY 10001.

[5] Based on a Schedule 13G/A filed with the SEC on February 12, 2026, Invesco Ltd. (parent holding company/control person and investment advisor), on behalf of several subsidiaries, reported, as of December 31, 2025, beneficial ownership of 4,972,725 shares, including sole voting power for up to 4,761,846 shares and sole investment power for 4,972,725 shares. These holders are located at 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309.

[6] Includes 125,631 shares held in an irrevocable trust for the benefit of his children for which he is presumed to share voting or investment power, 37,749 shares held by his spouse for which Mr. Coltharp disclaims beneficial ownership and 224,539 shares issuable upon exercise of options.

[7] Includes 88,437 shares issuable upon exercise of options.

[8] Includes 397,945 shares issuable upon exercise of options.

[9] Includes 710,921 shares issuable upon exercise of options.

EXECUTIVE OFFICERS

The following table lists all of our executive officers. Each of our executive officers will hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal.

Name	Age	Position	Since
Mark J. Tarr	64	President and Chief Executive Officer; Director	12/29/2016
Patrick W. Tuer	42	Executive Vice President and Chief Operating Officer	4/24/2025
Douglas E. Coltharp	64	Executive Vice President and Chief Financial Officer	5/6/2010
Patrick Darby	61	Executive Vice President, General Counsel and Secretary	2/18/2016
Elissa J. Charbonneau, D.O.	66	Chief Medical Officer	7/1/2015
Andrew L. Price	59	Chief Accounting Officer	10/22/2009
Edmund M. Fay	59	Senior Vice President and Treasurer	3/1/2008

There are no family relationships or other arrangements or understandings known to us between any of the executive officers listed above and any other person pursuant to which he or she was or is to be selected as an officer, other than any arrangements or understandings with persons acting solely as officers of Encompass Health.

Executive Officers Who Are Not Also Directors

Patrick W. Tuer—Executive Vice President and Chief Operating Officer

Mr. Tuer was named Executive Vice President and Chief Operating Officer on April 24, 2025. Mr. Tuer has held a number of leadership positions with us. Prior to assuming his current role, Mr. Tuer served as Group President, overseeing three of the Company's geographic operating regions, consisting of a total of 69 hospitals. Prior to that, he served as Northeast Regional President from March 2021 through July 2023 and as Regional Vice President, Operations beginning in November 2018. Before joining Encompass Health, he held leadership roles with both acute and post-acute hospital companies. Mr. Tuer currently serves on the board of directors of the American Medical Rehabilitation Providers Association and the board of governors of the Federation of American Hospitals.

Douglas E. Coltharp—Executive Vice President and Chief Financial Officer

Mr. Coltharp was named Executive Vice President and Chief Financial Officer on May 6, 2010. Prior to joining us, Mr. Coltharp served as a partner at Arlington Capital Advisors and Arlington Investment Partners, LLC, a boutique investment banking firm and private equity firm, from May 2007 to May 2010. Prior to that, he served 11 years as executive vice president and chief financial officer for Saks Incorporated and its predecessor organization. Prior to joining Saks in November 1996, Mr. Coltharp spent approximately 10 years with Nations Bank, N.A. and its predecessors in various positions of increasing responsibilities culminating in senior vice president and head of southeast corporate banking. He currently serves as a member of the board of directors of Under Armour, Inc.

Patrick Darby—Executive Vice President, General Counsel and Secretary

Mr. Darby was named Executive Vice President, General Counsel and Secretary effective February 18, 2016. Before joining us, Mr. Darby was a partner at the law firm Bradley Arant Boult Cummings LLP in Birmingham, Alabama, where he practiced from 1990 to 2016, and an adjunct professor at Cumberland School of Law, in Birmingham, Alabama.

Elissa J. Charbonneau, D.O.—Chief Medical Officer

Dr. Charbonneau, a board-certified physical medicine and rehabilitation physician, was named Chief Medical Officer on July 1, 2015. From January 2015 to June 2015, she served as Vice President of Medical Services at Encompass Health. From 2001 to 2014, she served as Medical Director of New England Rehabilitation Hospital of Portland, a joint venture between Maine Medical Center and Encompass Health, where she was a staff physician for several years. Dr. Charbonneau received her doctor of osteopathic medicine from New York College of Osteopathic Medicine, a master's degree in natural sciences/epidemiology from the State University of New York at Buffalo, and a bachelor's degree from Cornell University. She is a diplomat of the American Board of Physical Medicine and Rehabilitation and of the American Osteopathic Board of Rehabilitation Medicine.

Andrew L. Price—Chief Accounting Officer

Mr. Price was named Chief Accounting Officer in October 2009 and has held various management positions with us since joining Encompass Health in June 2004 including Senior Vice President of Accounting and Vice President of Operations Accounting. Prior to joining us, Mr. Price served as senior vice president and corporate controller of Centennial HealthCare Corp, an Atlanta-based operator of skilled nursing centers and home health agencies, from 1996 to 2004, and as a manager in the Atlanta audit practice of BDO Seidman, LLC. Mr. Price is a certified public accountant and member of the American Institute of Certified Public Accountants.

Edmund M. Fay—Senior Vice President and Treasurer

Mr. Fay joined Encompass Health in 2008 as Senior Vice President and Treasurer. Prior to joining us, Mr. Fay had more than 16 years of experience in financial services specializing in corporate development, mergers and acquisitions, bank treasury management, fixed income and capital markets products. He served in various positions at Regions Financial Corporation, including executive vice president of strategic planning/mergers and acquisitions. Prior to that, he held vice president positions at Wachovia Corporation and at J.P. Morgan & Company, Inc.

GENERAL INFORMATION

Other Business

We know of no other matters to be submitted at the annual meeting. By submitting the proxy, the stockholder authorizes the persons named on the proxy to use their discretion in voting on any matter brought before the annual meeting.

Annual Report to Stockholders

A copy of our 2025 Form 10-K is being mailed concurrently with this proxy statement to stockholders who have requested hard copies previously and are entitled to notice of and to vote at the annual meeting. Our annual report to stockholders is not incorporated into this proxy statement and will not be deemed to be solicitation material. A copy of our 2025 Form 10-K is available without charge from the "Investors" section of our website at https://investor.encompasshealth.com. Our 2025 Form 10-K is also available in print to stockholders without charge and upon request, addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Investor Relations.

Proposals for 2027 Annual Meeting of Stockholders

All stockholder proposals must be sent by mail or courier service and addressed to Encompass Health Corporation, 9001 Liberty Parkway, Birmingham, Alabama 35242, Attention: Corporate Secretary. Electronic mail and facsimile delivery are <u>not</u> monitored routinely for stockholder submissions, so timely delivery cannot be insured.

Any proposals that our stockholders wish to have included in our proxy statement and form of proxy for the 2027 annual meeting of stockholders must be received by us no later than the close of business on December 8, 2026, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act in order to be considered for inclusion in the 2027 proxy statement and form of proxy.

You may also submit a proposal without having it included in our proxy statement and form of proxy, but we need not submit such a proposal for consideration at the annual meeting if it is considered untimely or does not include the information required by Section 2.9 of our Bylaws. In accordance with Section 2.9, to be timely your proposal must be delivered to or mailed and received at our principal executive offices on or after January 7, 2027 and not later than February 6, 2027; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after anniversary date of this year's annual meeting, your proposal, in order to be timely, must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Section 2.9 also requires, among other things, that the proposal must set forth a brief description of the business to be brought before the annual meeting and the reasons for conducting that business. A stockholder proposing business for the annual meeting must update and supplement the notice information required by Section 2.9 of our Bylaws so that it is true and correct as of the record date(s) for determining the stockholders entitled to receive notice of and to vote at the annual meeting. Any stockholder that intends to submit a proposal should read the entirety of the requirements in Section 2.9 of our Bylaws which can be found in the "Corporate Governance" section of our website at https://investor.encompasshealth.com.

**Appendix A**

Reconciliations of Non-GAAP Financial Measures to GAAP Results

To help our readers understand our past financial performance, our future operating results, and our liquidity, we supplement the financial results we provide in accordance with generally accepted accounting principles in the United States of America ("GAAP") with certain non-GAAP financial measures, including our leverage ratio and Adjusted EBITDA. Our management regularly uses our supplemental non-GAAP financial measures to understand, manage, and evaluate our business and make operating decisions. We believe our leverage ratio and Adjusted EBITDA, as defined in our credit agreement, are measures of our ability to service our debt and our ability to make capital expenditures.

The leverage ratio is defined as the ratio of consolidated total debt to Adjusted EBITDA for the trailing four quarters. Additionally, the leverage ratio is a standard measurement used by investors to gauge the creditworthiness of an institution. Our credit agreement also includes a maximum leverage ratio financial covenant which allows us to deduct cash on hand from consolidated total debt.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Liquidity and Capital Resources," and Note 8, *Long-term Debt*, to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Form 10-K"). These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under the credit agreement — its interest coverage ratio and its leverage ratio — could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might be on terms less favorable to us than those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under the credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying common stock dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA therein, referred to as "Adjusted Consolidated EBITDA," allows us to add back to consolidated net income interest expense, income taxes, and depreciation and amortization and then add back to consolidated net income (1) all unusual or nonrecurring items reducing consolidated net income (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations, (3) non-ordinary course fees, costs and expenses incurred with respect to any litigation or settlement, (4) share-based compensation expense, (5) costs and expenses associated with changes in the fair value of marketable securities, (6) costs and expenses associated with the issuance or prepayment of debt, and acquisitions, and (7) any restructuring charges and certain pro forma cost savings and synergies related to transactions and initiatives, which in the aggregate are not in excess of 25% of Adjusted Consolidated EBITDA. We also subtract from consolidated net income all unusual or nonrecurring items to the extent they increase consolidated net income.

Under the credit agreement, the Adjusted EBITDA calculation does not require us to deduct net income attributable to noncontrolling interests or gains on fair value adjustments of hedging and equity instruments, disposal of assets and development activities. It also does not allow us to add back losses on fair value adjustments of hedging instruments or unusual or nonrecurring cash expenditures in excess of $10 million. These items and amounts, in addition to the items falling within the credit agreement's "unusual or nonrecurring" classification, may occur in future periods, but can vary significantly from period to period and may not directly relate to, or be indicative of, our ongoing liquidity or operating performance. Accordingly, the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for net income or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the consolidated financial statements accompanying the 2025 Form 10-K.

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,			
	2025		**2024**	
	(In Millions)			
Net cash provided by operating activities	$	1,175.6	$	1,002.8
Interest expense and amortization of debt discounts and fees		123.2		137.4
Gain on sale of investments, excluding impairments		5.9		2.7
Equity in net income of nonconsolidated affiliates		4.3		3.0
Net income attributable to noncontrolling interests in continuing operations		(192.9)		(140.9)
Amortization of debt-related items		(9.6)		(9.7)
Distributions from nonconsolidated affiliates		(4.1)		(4.0)
Current portion of income tax expense		170.6		139.5
Change in assets and liabilities		(4.3)		(21.9)
Cash used in operating activities of discontinued operations		1.4		3.1
Asset impairment impact on noncontrolling interests		—		(7.3)
Change in fair market value of marketable securities		(2.5)		(1.0)
Other		0.3		—
Adjusted EBITDA	$	1,267.9	$	1,103.7

For the year ended December 31, 2025, net cash used in investing activities was $764.6 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2025 was $431.2 million and resulted primarily from repurchases of common stock, distributions paid to noncontrolling interests of consolidated affiliates, cash dividends paid on common stock and net debt payments.

For the year ended December 31, 2024, net cash used in investing activities was $653.3 million and resulted primarily from capital expenditures. Net cash used in financing activities during the year ended December 31, 2024 was $330.6 million and resulted primarily from net debt payments, distributions paid to noncontrolling interests of consolidated affiliates, cash dividends paid on common stock, and repurchases of common stock partially offset by contributions from noncontrolling interests of consolidated affiliates.

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,			
	2025		**2024**	
	(In Millions)			
Net income	$	759.1	$	596.6
Loss from discontinued operations, net of tax, attributable to Encompass Health		1.0		2.8
Net income attributable to noncontrolling interests included in continuing operations		(192.9)		(140.9)
Provision for income tax expense		192.9		150.2
Interest expense and amortization of debt discounts and fees		123.2		137.4
Loss on early extinguishment of debt		—		0.6
Loss on disposal or impairment of assets		2.7		17.4
Depreciation and amortization		327.9		299.6
Stock-based compensation expense		56.5		48.3
Change in fair market value of marketable securities		(2.5)		(1.0)
Asset impairment impact on noncontrolling interests		—		(7.3)
Adjusted EBITDA	$	1,267.9	$	1,103.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-10315

_____

Encompass Health Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	**63-0860407**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

9001 Liberty Parkway
Birmingham, Alabama 35242
(Address of Principal Executive Offices)

(205) 967-7116
(Registrant's telephone number)

_____

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	EHC	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:
None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐
Non-Accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $12.2 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant have been deemed to be affiliates. There were 99,416,162 shares of common stock of the registrant outstanding, net of treasury shares, as of February 12, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's 2026 annual meeting of stockholders is incorporated by reference in Part III to the extent described therein.

TABLE OF CONTENTS

NOTE TO READERS

As used in this report, the terms "Encompass Health," "we," "us," "our," and the "Company" refer to Encompass Health Corporation and its consolidated subsidiaries, unless otherwise stated or indicated by context. This drafting style is suggested by the Securities and Exchange Commission and is not meant to imply that Encompass Health Corporation, the publicly traded parent company, owns or operates any specific asset, business, or property. The hospitals, operations, and businesses described in this filing are primarily owned and operated by subsidiaries of the parent company. In addition, we use the term "Encompass Health Corporation" to refer to Encompass Health Corporation alone wherever a distinction between Encompass Health Corporation and its subsidiaries is required or aids in the understanding of this filing.

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
AND SUMMARY OF RISK FACTORS**

This annual report contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to, among other things, future events, the spread and impact of an infectious disease outbreak, changes to Medicare reimbursement and other healthcare laws and regulations from time to time, our business strategy, dividend and stock repurchase strategies, our financial plans, our growth plans, our future financial performance, our projected business results, or our projected capital expenditures. In some cases, the reader can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "targets," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties, many of which are beyond our control. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause, and in some cases have previously caused, actual results to differ materially from those estimated by us include, but are not limited to, each of the factors discussed in Item 1A, *Risk Factors*, summarized in the list below, as well as uncertainties and factors, if any, discussed elsewhere in this Form 10-K, in our other SEC filings from time to time, or in materials incorporated therein by reference.

Reimbursement Risks

- Reductions or delays in, or suspension of, reimbursement for our services by governmental or private payors, including our inability to obtain and retain favorable arrangements with third-party payors, could decrease our revenues and adversely affect other operating results.

- Restrictive interpretations of the regulations governing the claims that are reimbursable by Medicare could decrease our revenues and adversely affect other operating results.

- Reimbursement claims are subject to various audits and such audits may lead to assertions that we have been overpaid or have submitted improper claims, and these assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and may ultimately require us to refund any amounts determined to have been overpaid.

- Substantive and procedural deficiencies in the administrative appeals process associated with denied Medicare reimbursement claims, including from various Medicare audit programs, could delay or reduce our reimbursement for services previously provided, including through recoupment from other claims due to us from Medicare.

- Efforts to reduce payments to healthcare providers undertaken by third-party payors and conveners, including restrictive coverage determinations by Medicare Advantage plans during the pre-authorization process, could adversely affect our revenues or profitability.

- Medicare quality reporting requirements could adversely affect our operating costs or Medicare reimbursement.

- Changes in our payor mix or the acuity of our patients could reduce our revenues or profitability.

Other Regulatory Risks

- Changes in the rules and regulations of the healthcare industry at the federal, state or local levels, including those contemplated now and in the future as part of national healthcare reform and deficit reduction (such as the re-basing of payment systems, the introduction of value-based payment models, and other payment system reforms) could decrease revenues and increase the costs of complying with the rules and regulations.

- Compliance with the extensive and frequently changing laws and regulations applicable to healthcare providers, including those related to patient care, coding and billing, data privacy and security, consumer protection, anti-trust, and employment practices, requires substantial time, effort and expense, and if we fail to comply, we could incur penalties and significant costs of investigating and defending asserted claims, whether meritorious or not, or be required to make significant changes to our operations.

- Our inability to maintain proper local, state and federal licensing, including compliance with the Medicare conditions of participation and provider enrollment requirements could decrease our revenues.

Other Operational Risks

- Incidents affecting the proper operation, availability, or security of our or our vendors' or partners' information systems, including the patient information stored there, or business continuity could cause substantial losses and adversely affect our operations, and governmental mandates to increase use of electronic records and interoperability exacerbate that risk.

- Any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings, including disclosed and undisclosed *qui tam* suits, could be difficult to predict and could adversely affect our financial results or condition or our operations, and we could experience increased costs of defending and insuring against alleged professional liability and other claims.

- Our inability to successfully complete and integrate *de novo* developments, acquisitions, investments, and joint ventures consistent with our growth strategy, including realization of anticipated revenues, cost savings, productivity improvements arising from the related operations and avoidance of unanticipated difficulties, costs or liabilities that could arise from acquisitions or integrations could adversely affect our financial results or condition.

- Our inability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages and potential union activity could increase staffing costs and adversely affect other financial and operating results.

- Competitive pressures in the healthcare industry, including from large acute-care hospitals that would typically serve as a referral source for us, and our response to those pressures could adversely affect our revenues or other financial results.

- Our inability to provide a consistently high quality of care, including as represented in metrics published by Medicare, could decrease our revenues.

- Our inability to maintain or develop relationships with patient referral sources, including our joint venture hospitals could decrease our revenues.

- Acute-care hospitals that participate in joint ventures with us may experience, and in the past some have experienced, operational or financial challenges that, in turn, affect our joint venture inpatient rehabilitation hospitals.

- A pandemic, epidemic, or other widespread outbreak of an infectious disease or other public health crisis, and governmental responses to those events, could decrease our patient volumes, pricing, and revenues, lead to staffing and supply shortages and associated cost increases, otherwise interrupt operations, or lead to increased litigation risk and, in the case of the COVID-19 pandemic, has already done so in many instances.

- A regional or global socio-political, weather, or other catastrophic event could severely disrupt our business, particularly in areas such as Texas or Florida where we have a concentration of hospitals and other coastal areas susceptible to tropical storms and in western states susceptible to wildfires.

- Regulatory and other efforts to promote a transition to a lower-carbon economy may result in operational and financial challenges for us.

Financial Risks

- General conditions in the economy and capital markets, including any disruption, instability, or uncertainty related to armed conflict or an act of terrorism, a governmental impasse over approval of the United States federal budget or an increase to the debt ceiling, rising interest rates, an international trade war, or a sovereign debt crisis could adversely affect our financial results or condition, including access to the capital markets and interest expense on new or existing debt.

- Our debt and the associated restrictive covenants could have negative consequences for our business and limit our ability to execute aspects of our business plan successfully.

- The price of our common stock could adversely affect our willingness and ability to repurchase shares.

- We may be unable or unwilling to continue to declare and pay dividends on our common stock.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

PART I

Item 1.   Business

Overview of the Company

General

We are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals. We provide specialized rehabilitative treatment, using advanced technology and intensive therapy, on an inpatient basis for patients recovering from a major injury or illness and seeking to regain functional ability, independence and quality of life. We operate hospitals in 39 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2025, we operated 173 inpatient rehabilitation hospitals. We are committed to delivering high-quality, cost-effective patient care. For 2025, we were named America's Most Awarded Leader in Inpatient Rehabilitation by Newsweek and Statista and ranked among Fortune's World's Most Admired Companies™ and Forbes' Most Trusted Companies in America.

Our common stock is traded on the New York Stock Exchange (symbol "EHC"). Our principal executive offices are located at 9001 Liberty Parkway, Birmingham, Alabama 35242, and the telephone number of the principal executive offices is (205) 967-7116. Our website address is www.encompasshealth.com.

In addition to the discussion here, we encourage the reader to review Item 1A, *Risk Factors*, Item 2, *Properties,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, which highlight additional considerations about our Company.

The table below provides selected operating and financial data.

	As of or for the Year Ended December 31,		
	2025	**2024**	**2023**
Consolidated data:	(Actual Amounts)		
Inpatient rehabilitation:			
Number of hospitals	173	166	161
Discharges	263,299	248,498	229,480
Number of licensed beds	11,465	11,094	10,778
Net operating revenues:	(In Millions)		
Inpatient	$ 5,756.3	$ 5,230.5	$ 4,693.8
Other	178.9	142.7	107.4
Total	$ 5,935.2	$ 5,373.2	$ 4,801.2

Our inpatient rehabilitation hospitals offer specialized rehabilitative care across an array of diagnoses and deliver comprehensive, high-quality, cost-effective patient care services. As participants in the Medicare program, our hospitals must be licensed and certified and otherwise comply with various requirements that are discussed below in the "Sources of Revenues —Medicare Reimbursement" section. Substantially all (92%) of the patients we serve are admitted from acute-care hospitals following physician referrals for specific acute inpatient rehabilitative care. Most of those patients have experienced significant physical or cognitive disabilities or injuries due to medical conditions, such as strokes, hip fractures, and a variety of debilitating neurological conditions, that are generally nondiscretionary in nature and require rehabilitative healthcare services in a facility-based setting. Our teams of highly skilled nurses and physical, occupational, and speech therapists utilize proven technology and clinical protocols with the objective of restoring our patients' physical and cognitive abilities. Patient care is provided by nursing and therapy staff as directed by physician orders while case managers and other clinical staff monitor each patient's progress and provide documentation and oversight of patient status, achievement of goals, discharge planning, and functional outcomes. Our hospitals provide a comprehensive interdisciplinary clinical approach to treatment that leverages innovative technologies and advanced therapies and achieves superior outcomes.

Strategy and Strategic Priorities

Our strategy is to expand our network of inpatient rehabilitation hospitals, add capacity to existing hospitals, further strengthen our relationships with healthcare systems, provider networks, and payors in order to connect patient care across the healthcare continuum, and to deliver superior patient outcomes in a cost-effective manner. We believe this strategy, along with our demonstrated ability to adapt to changes in healthcare, positions us for success in the evolving healthcare delivery system. In pursuit of our strategy, we established the following priorities.

- **Growth**. We actively pursue capacity expansions through the development of new inpatient rehabilitation hospitals and additions to existing hospitals each year. In addition, our same store hospitals have other organic growth opportunities, including secular shifts in aging demographic populations, the ability to capture market share, and the maturation of newly opened locations.

- **Operational Initiatives**. Our priorities include operational initiatives that build on momentum from recent years and further our goal of superior patient outcomes. We have pursued and will continue to pursue initiatives to lower our rate of transfers to acute-care hospitals, improve our rate of discharges to community, and improve the patient experience.

  We will continue to demonstrate our value proposition to Medicare Advantage payors by providing superior patient outcomes, including higher discharge to community rates and lower lengths of stay, compared to alternative sites of care. We believe our outcomes and quality of care data have helped drive significant improvement in the payments we receive from Medicare Advantage payors.

  Given the significant number of stroke patients in need of post-acute care, we will continue working to build our stroke market share. As of December 31, 2025, 148 of our 173 hospitals held stroke-specific certifications that required us to demonstrate effective use of evidence-based clinical practice guidelines to manage and optimize stroke care and an organized approach to performance measurement and evaluation of clinical outcomes.

  We will continue to develop and implement post-acute solutions that allow us to apply our clinical expertise, large post-acute datasets, electronic medical record technologies, and strategic partnerships to drive improved patient outcomes and lower the cost of care across the entire post-acute episode. The evolution of artificial intelligence capabilities has the potential to amplify the impact and efficiency of these solutions.

  We will seek to expand efforts and initiatives to recruit and retain a qualified clinical workforce. For additional discussion of some of these initiatives, see the "Human Capital Management" section below.

- **Capital Structure**. We seek to maintain balance sheet flexibility, consider opportunistic refinancings and augment returns from investments in operations with shareholder distributions via common stock dividends and repurchases of our common stock. Our debt portfolio is concentrated in long-dated fixed-rate debt. Our free cash flow is the primary source of funding for the considerable investment in our *de novo* and bed addition growth plans. As an additional source of liquidity, we can access our $1 billion revolving credit facility of which $824 million was available for borrowing as of December 31, 2025. Our strong balance sheet as well as our leverage and liquidity profiles mitigate exposure to interest rate volatility and near-term refinancing risks.

For additional discussion of our strategic priorities as well as progress toward our priorities in 2025, including operating results, growth, and shareholder distributions, and our business outlook, see Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview," "Results of Operations," and "Liquidity and Capital Resources."

Competitive Strengths

We believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths discussed below give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs.

- People. We believe our employees share a steadfast commitment to providing outstanding care to our patients. We undertake significant efforts to ensure our clinical and support staff receive the education and training necessary to provide the highest quality care in the most cost-effective manner. We embrace the Encompass Health Way, our core set of values developed through input from a broad cross section of our employees. The Encompass Health Way calls on each of our employees to set the standard, lead with empathy, do what's right, focus on the positive, and ensure we are stronger together. We believe our culture is essential to attracting and retaining talent. For further discussion of our human capital management and our award-winning culture, see the section titled "Human Capital Management" below.

2

- <u>Change Agility</u>. We have a demonstrated ability to adapt in the face of numerous and significant regulatory, legislative, and operating environment changes. We believe our consistent and disciplined operating model allows us to be nimble and responsive to change as we have shown following a number of significant changes to our Medicare payment system.

- <u>Strategic Relationships</u>. We have a long and successful history of building strategic relationships with major healthcare systems. More than a third of our inpatient rehabilitation hospitals currently operate as joint ventures with acute-care hospitals or systems. Joint ventures with market leading acute-care hospitals establish a solid foundation for providing integrated patient care that can improve the quality of outcomes and reduce the total cost of care.

  The post-acute innovation tools we have developed, and will continue to develop, support our strategic relationship initiatives by enhancing the effective and efficient management of patients across multiple post-acute care settings and facilitating high-quality patient care, improved care coordination, and network provider performance and cost management.

  Additionally, we have a strategic sponsorship with the American Heart Association/American Stroke Association on a nationwide basis to increase patient independence after a stroke and reduce stroke mortality through community outreach and information campaigns.

- <u>Clinical Expertise and High-Quality Outcomes</u>. We have extensive clinical experience from which we have developed standardized best practices and protocols. We believe these clinical best practices and protocols, particularly as leveraged with our well-trained clinicians and industry-leading technology, help ensure the delivery of consistently high-quality healthcare services, reduced inefficiencies, and improved performance across a spectrum of operational areas. Currently, we operate 149 hospitals that hold one or more Joint Commission Disease-Specific Care Certifications, such as stroke rehabilitation, hip fracture rehabilitation, brain injury rehabilitation, amputee rehabilitation, Parkinson's Disease rehabilitation, and spinal cord injury rehabilitation certification.

- <u>Cost Effectiveness</u>. Our scale, data-driven business practices, consistent and disciplined operating model, and culture help us provide healthcare services on a cost-effective basis. We leverage centralized administrative functions, use data analytics to identify trends and respond on a timely basis, and identify best practices and implement them across our platform of hospitals. Our *de novo* and bed addition strategies incorporate pre-fabrication construction technology to create efficiencies by reducing reliance on subcontractors, improving supply chain efficiencies, providing a consistent construction quality, and realizing a speed-to-market benefit.

- <u>Financial Resources</u>. We have a proven track record of generating strong cash flows from operations that have allowed us to successfully pursue our growth strategy, manage our financial leverage, and make complementary shareholder distributions. As of December 31, 2025, we have a strong, well-capitalized balance sheet, including ownership of approximately 79% of our hospital real estate, no significant debt maturities until 2028, and ample availability under our revolving credit facility, which along with the cash flows generated from operations should, we believe, provide sufficient support for our business strategy.

- <u>Advanced Technology and Innovation</u>. We are focused on developing technology-enabled strategies to further improve our effectiveness at providing post-acute healthcare. Our post-acute innovation strategy is based on using our clinical expertise, our large post-acute datasets, and our proven capabilities in enterprise-level electronic medical record technologies, data analytics, data integration, and predictive analytics to drive value-based performance for our patients, our partners, and our payors. We believe our information systems and post-acute innovation solutions, in addition to improving patient care and operating efficiencies, allow us to collect, analyze, and share information on a timely basis making us an ideal partner for other healthcare providers in a coordinated care delivery environment. Our systems also emphasize interoperability with referral sources and other providers coordinating care. We have devoted substantial resources, effort and expertise to leveraging technology to create post-acute solutions that improve patient care and operating efficiencies.

Competition

The inpatient rehabilitation industry, outside of our leading position, is highly fragmented. Our inpatient rehabilitation hospitals compete primarily with rehabilitation units, most of which are within acute-care hospitals, in the markets we serve. An acute-care hospital operating its own unit, particularly one owned or operated by a large public company or not-for-profit that has a dominant position in the local market, can be a formidable competitor because 92% of our patients come from acute-care

FORM 10-K

3

hospitals. There are several privately held companies offering post-acute rehabilitation services that compete with us in select geographic markets. In addition, there is a public company that is primarily focused on other post-acute care services but also operates 38 inpatient rehabilitation hospitals across the country. Other providers of post-acute care services compete for some rehabilitation patients. For example, nursing homes may market themselves as offering certain rehabilitation services, particularly to patients not in need of intensive rehabilitation therapy, even though those nursing homes are not required to offer the same level of care and are not licensed as hospitals. The competitive factors in any given market include the quality of care and service provided, the treatment outcomes achieved, the relationship and reputation with managed care and other private payors and the acute-care hospitals, physicians, or other referral sources in the market, and the regulatory barriers to entry in certificate of need states. The ability to work as part of an integrated delivery payment model with other providers, including the ability to deliver quality patient outcomes and cost-effective care, could become an increasingly important factor in competition if a significant number of people in a market are participants in one or more of these models. See the "Regulation—Relationships with Physicians and Other Providers" and "Regulation—Certificates of Need" sections below for further discussion of some of these factors. For a list of our inpatient rehabilitation markets by state, see the table in Item 2, *Properties.*

Patients and Demographic Trends

Demographic trends, such as population aging, should continue to increase long-term demand for the services we provide. While we treat patients of all ages, most of our patients are 65 and older, and the number of Medicare enrollees is expected to continue to grow for the foreseeable future. More specifically, the average age of our Medicare patients is approximately 77, and the population group of age 75 and over is expected to grow at approximately 4% per year through 2030. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, inpatient rehabilitation services.

Despite the growing demand for inpatient rehabilitation services, the number of inpatient rehabilitation facilities ("IRFs") has remained relatively stable — decreasing slightly from 1,179 in 2010 to 1,170 in 2024. This supply-demand imbalance is partly responsible for a relatively low conversion rate of inpatient rehabilitation eligible patients. Within our markets, we believe the percentage of patients who are discharged from acute-care hospitals with one or more of 13 specified medical conditions that The Centers for Medicare & Medicaid Services ("CMS") ties to IRF eligibility and subsequently admitted to an IRF is approximately 15% based on Medicare fee-for-service data, which is the only publicly available data on the subject. To respond to the strong demand for our services, we continue to develop our current markets through bed additions and construct or acquire hospitals in new markets. Since 2012, we have opened or acquired 78 new hospitals and increased the number of licensed beds we operate by approximately 72%, or 4,809 beds.

Human Capital Management

Workforce Composition

As of December 31, 2025, we employed over 42,000 individuals. In the healthcare services sector, many professionals, such as nurses, desire flexible work arrangements. Accordingly, part-time and per diem employees represent a large percentage of our employee population. Except for 50 employees at one hospital (approximately 14% of that hospital's workforce), none of our employees are represented by a labor union as of December 31, 2025. The chart below includes a breakdown of our employees.

Type	Employees
Full-time Employees	24,611
Part-time Employees	3,322
Pool/Per-diem Employees	14,367

In some markets, the shortage of clinical personnel is a significant operating issue facing healthcare providers. Shortages of nurses and other clinical personnel, including therapists, may, from time to time, require us to increase use of more costly temporary personnel, which we refer to as "contract labor," and other types of premium pay programs. To recruit and retain those clinical employees, we maintain a total rewards program that we view as a combination of the tangible components of pay and benefits with the intangible components of a culture that encourages learning, development, and a supportive work environment. We believe our outstanding employee engagement scores, discussed below, evidence that our human capital management efforts have been successful. We focus on the following strategic human capital imperatives:

- Emphasizing talent acquisition, development, and retention;

- Maintaining competitive compensation and benefit programs that reward and recognize employee performance; and

- Fostering a strong culture that values inclusion and diversity.

<u>Emphasizing Talent Acquisition, Development, and Retention</u>

Talent Acquisition

Our Company is focused on attracting and hiring qualified talent through a disciplined, enterprise-wide talent acquisition strategy and a streamlined recruitment process. Talent acquisition efforts are centrally coordinated and aligned to support the organization's growth, operational needs, and long-term workforce sustainability across all markets.

Our recruitment model is organized across five primary areas: hospital leadership recruitment, regional hospital recruitment, *de novo* hospital openings, corporate recruitment, and talent attraction and recruitment marketing. This structure allows for both specialization and consistency, ensuring clinical and non-clinical roles are supported with dedicated expertise while maintaining standardized processes and compliance across the organization.

To strengthen the clinical hiring pipelines, we actively invest in national and local talent engagement efforts. We participate in multiple large, discipline-specific national conferences focused on the therapy and nursing professions. These conferences enhance our visibility among experienced clinicians, support employer brand awareness, and provide opportunities to engage with prospective candidates aligned with inpatient rehabilitative care delivery.

In addition to hiring experienced clinicians and professionals, we maintain a strong focus on early-career talent development. We actively recruit therapy and nursing students through structured relationships with academic institutions and training programs. These efforts include engagement with students completing clinical rotations and fieldwork at our hospitals, as well as outreach to local schools within the communities we serve. This approach allows candidates to gain exposure to inpatient rehabilitation while creating a sustainable pipeline of future clinical talent.

We maintain a dedicated recruitment team focused exclusively on staffing new hospital openings. For *de novo* hospitals, we utilize a centralized and repeatable talent attraction and hiring process, including coordinated marketing across multiple digital media channels and close collaboration with hospital leadership teams. This approach supports timely hiring, onboarding, and workforce readiness in advance of opening timelines and has been successfully deployed across multiple new hospital launches.

This year, we expanded our corporate relationships with universities to include schools outside of the state of Alabama. We hosted the Florida A&M School of Allied Health Sciences Research Day Reception which allowed us to connect with over 100 physical therapy and occupational therapy students and career professionals. Through these combined strategies, our talent acquisition function supports operational excellence, growth initiatives, and workforce stability while reinforcing our commitment to attracting and developing high-quality talent across the organization.

Training and Development

We support the long-term career aspirations of our employees through education and personal development.

- **Education Opportunities.** We offer our nurses an opportunity to advance their academic degrees at a reduced tuition rate of 30% to 50% of the total program cost. Educational webinars and system-wide group starts are offered to promote participation. Additionally, our full-time inpatient nursing and therapy staff have unlimited access to online education and training to ensure continuing education units are available at no cost.

- **Tuition Reimbursement/Scholarship Programs.** Employees also have the opportunity to advance their education through our tuition reimbursement and scholarship programs. We reimbursed over $4.6 million in tuition and paid over $1.1 million toward employees' student loan debt in 2025.

- **Academic Endowments.** We fund several scholarships for deserving students pursuing degrees in nursing and allied health fields.

- **Therapy Grants.** We fund research projects to investigate the impact and effectiveness of therapy in the inpatient rehabilitation setting. In recent years, we have funded studies and research on topics ranging from caregiver education to the effectiveness of occupation-centered interventions. The program is open to qualified candidates, including employees.

- **Other Employee Development Programs:**

  - career ladders, discussed further below, that offer paths to develop, demonstrate, and be rewarded for expanded responsibility in nursing, therapy, case management, and information technology support;

  - national certification program that provides preparation courses, test reimbursement, and additional compensation for nurses who obtain the certified rehabilitation registered nurse certification through the American Nurses Credentialing Center;

  - nurse leadership academy workshops offered for mid-level nursing leadership positions to grow and empower the next generation of nursing leaders;

  - online development library that provides access to a wide range of readily available internal and external content on many topics important for success in current or desired jobs;

  - developing future leaders program that develops nurses and therapists for supervisory positions and develops nurse and therapy supervisors for higher level positions;

  - leadership precepting that provides new leaders 6-12 months of structured mentoring from experienced, high-performing peers;

  - leadership coaching that provides six months of executive coaching to high performing leaders; and

  - developing future CEO program that provides 18-24 months of intensive on-the-job experience to develop participants for future hospital chief executive officer openings; and

  - executive mentorship program that offers structured executive mentorship opportunities to support leadership development, knowledge sharing, and employee engagement and to strengthen leadership capability, reinforce organizational values, and support retention through professional growth and development.

To further aid in employee development, we have invested in best-in-class technology to offer on-demand learning and development programs.

Retention

We track and measure therapist and nurse turnover for our full-time employees on a quarterly and annual basis to identify significant trends and outliers, but we do not believe comparisons of our data to external turnover benchmarks are a valid representation, as they do not account for the variations in survey data across markets, hospital sizes, practice settings, and practice specialties. The table below shows those turnover rates for 2025 and 2024.

	2025	2024
Therapist	7.8%	7.7%
Nurse	20.2%	20.4%

We support employee retention and foster long-term professional growth through well-defined career ladder programs for key roles, such as nurse and therapist, across the organization. These programs outline clear pathways for building skills, expanding responsibilities, and advancing internally. Employees who participate in these programs consistently demonstrate significantly higher retention rates, underscoring the value of structured development in sustaining a committed workforce. By investing in transparent growth opportunities, we promote higher employee engagement, support internal mobility, and cultivate a workforce of individuals who can grow with us over the course of their careers.

Succession Planning

We maintain succession plans for key leadership roles across the organization, including executive leadership positions. Our succession planning approach is designed to support leadership continuity and long-term organizational stability through regular talent reviews, assessment of leadership readiness, and identification of internal development opportunities. These efforts are supported by ongoing leadership development, targeted learning experiences, and executive-level oversight to ensure we are prepared to meet future leadership needs.

Maintaining Competitive Compensation and Benefits

Maintaining competitive compensation and benefit programs that reward and recognize employee performance furthers our goal to attract, retain, and motivate employees who will help us deliver high-quality patient care. We are also committed to providing comprehensive benefit options that will allow our employees and their families to live healthier and more secure lives. In our compensation and benefit programs:

• we provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location;

• we engage nationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our compensation and benefit programs, to provide benchmarking against our peers within the industry and by specific market, and to recommend design elements for those programs;

• we base annual increases and incentive compensation on merit, which is communicated to employees through our talent management process as part of our annual review procedures;

• all full-time and most part-time employees are eligible for health insurance (including mental health coverage), paid and unpaid leaves, a retirement plan, a wellness program, telemedicine, tuition reimbursement, an employee assistance program, and life and disability/accident coverage;

• we provide an employer match on retirement plan contributions;

• we also offer a wide variety of voluntary benefits that allow employees to select the options that meet their needs, including pre-paid legal services, dental insurance, vision insurance, hospital indemnity insurance, accident insurance, critical illness insurance, supplemental life insurance, disability insurance, health savings accounts, flexible spending accounts, auto/home insurance, and identity theft insurance;

• we have various year-long, quarterly, and short-term incentive plans for field leadership, most marketing/sales employees, and executives; and

• we make annual grants of restricted stock to employees at various levels, including non-executive management, to foster a strong sense of ownership and align the interests of management with those of our stockholders.

Fostering a Strong Culture

Inclusion and Cultural Education

For 2025, we focused on centralizing inclusion and cultural programming and providing education our employees need to care for our patients. Our cultural awareness programs are centered around quality and clinical excellence to ensure our employees are supported and trained to meet the culturally unique needs of our patients. As a result of this training and other initiatives, the organization improved on the employee engagement survey score relating to culturally competent patient care. This engagement measure is significant from a company perspective because we see a positive correlation around the question of "Our company equips me/staff with the resources to deliver Culturally Competent Care to our patients" and our net promotor score which measures patient satisfaction.

We believe training our managers and supervisors to lead diverse teams is another important component of ensuring our employees feel supported and valued. Our "People Managers" training series is a structured training program that allows our leaders to gain skills needed to navigate common workplace situations that have an impact on culture and engagement. The topics covered in over 90% of our hospitals in 2025 included managing change among cultural differences and navigating staff and patient conflicts related to courtesy and respect.

Employee Engagement

Employee engagement is a key driver of retention. We conduct an annual employee engagement survey open to all our employees, helping us to gauge employee satisfaction with and commitment to their jobs. In 2025, 85% of our eligible permanent employees participated in the survey, which measures perceptions based on 38 questions from the categories listed below. The overall Company engagement score was 84.2% favorable, representing a small increase over 2024. In 2025, we exceeded the healthcare benchmark in all of the 10 categories (by an average 12.1%):

- ethics and compliance
- culture of safety
- inclusion and diversity
- work environment
- leadership

- teamwork
- engagement
- culture of trust
- individual value
- communication

Furthermore, some hospitals participate in a 5-item pulse engagement survey mid-year to gain feedback on their engagement action plans. Pulse surveys allow us to target and achieve improved engagement scores at the hospital level.

Our shared values provide the foundation for how we engage, develop, and support employees across the organization. Those values are reinforced through leadership development, training, and ongoing communication and guide leadership expectations, collaboration, accountability, and a commitment to patient-centered care. Employee engagement surveys and pulse surveys are used as tools to assess alignment of employee experience with our shared values and to inform action planning at both the local and enterprise levels.

Regulatory and Reimbursement Challenges

Healthcare is a highly regulated industry facing many well-publicized regulatory and reimbursement challenges. The Medicare reimbursement system for inpatient rehabilitation has changed significantly over the years. The future of many aspects of healthcare regulation remains uncertain. Any regulatory or legislative changes impacting the healthcare industry ultimately may affect, among other things, reimbursement of healthcare providers, consumers' access to coverage of health services, including among non-Medicare aged population segments within commercial insurance markets and Medicaid enrollees, and competition among providers. Changes may also affect the delivery of healthcare services to patients by providers and the regulatory compliance obligations associated with those services.

Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so. For more in-depth discussion of the primary challenges and risks related to our business, particularly the changes in Medicare reimbursement, increased compliance and enforcement burdens, and other changes to our operating environment resulting from healthcare regulatory changes, see "Sources of Revenues—Medicare Reimbursement" and "Regulation" below in this section as well as Item 1A, *Risk Factors,* and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Sources of Revenues

We receive payment for patient care services from the federal government (primarily under the Medicare program), managed care plans and private insurers, and, to a considerably lesser degree, state governments (under their respective Medicaid or similar programs) and directly from patients. Revenues and receivables from Medicare are significant to our operations. Federal and state governments establish payment rates as described in more detail below. We negotiate the payment rates with non-governmental group purchasers of healthcare services that are included in "Managed care" in the table below, including private insurance companies, employers, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), and other managed care plans. Patients are generally not responsible for the difference between established gross charges and amounts reimbursed for such services under Medicare, Medicaid, and other private insurance plans, HMOs, or PPOs but are responsible to the extent of any exclusions, deductibles, copayments, or coinsurance features of their coverage. Medicare, through its Medicare Advantage program, offers Medicare-eligible individuals an opportunity to participate in managed care plans. Revenues from Medicare and Medicare Advantage represent approximately 82% of total revenues.

The sources and relative mix of our revenues for the last three years are:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Medicare	65.4 %	65.1 %	65.0 %
Medicare Advantage	16.4 %	16.8 %	16.2 %
Managed care	10.7 %	10.8 %	11.1 %
Medicaid	3.1 %	3.3 %	4.0 %
Other third-party payors	0.7 %	0.8 %	0.9 %
Workers' compensation	0.5 %	0.5 %	0.5 %
Patients	0.3 %	0.3 %	0.3 %
Other income	2.9 %	2.4 %	2.0 %
Total	100.0 %	100.0 %	100.0 %

Medicare Reimbursement

Medicare is a federal program that provides hospital and medical insurance benefits to persons aged 65 and over, qualified disabled persons, and persons with end-stage renal disease. Medicare, through statutes and regulations, establishes reimbursement methodologies and rates for various types of healthcare providers, facilities, and services. Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent agency that advises the United States Congress on issues affecting Medicare, makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). MedPAC also makes recommendations on regulatory actions to CMS. Neither Congress nor CMS is obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance either will adopt MedPAC's recommendations in a given year. However, MedPAC's recommendations have, and could in the future, become the basis for subsequent legislative or, as discussed below, regulatory action affecting us.

The Medicare statutes are subject to change from time to time. With respect to Medicare reimbursement, the Patient Protection and Affordable Care Act (the "ACA") provided for specific reductions to healthcare providers' annual market basket updates and other payment policy changes. In August 2011, President Obama signed into law the Budget Control Act of 2011 providing for an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers to reduce deficit spending. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through the first five months of fiscal year 2033 unless Congress and the President take further action. Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare, which could result in Medicare program payments reductions of up to four percent. In the future, concerns about the federal deficit, national debt levels and the solvency of the Medicare trust fund could result in enactment of further federal spending reductions, further entitlement reform legislation affecting the Medicare program, or both. Healthcare will be the subject of significant regulatory and legislative changes regardless of the party in control of the executive and legislative branches of state and federal governments.

CMS regularly modifies Medicare regulations, including reimbursement methodologies and rates. In accordance with Medicare laws and statutes, CMS makes annual adjustments to Medicare payment rates for prospective payment systems, including the IRF-PPS, by what is commonly known as a "market basket update." CMS may take other regulatory action affecting rates as well. For example, under the ACA, CMS requires IRFs to submit data on certain quality of care measures for the IRF quality reporting program. A facility's failure to submit the required quality data results in a two percentage point reduction to that facility's annual market basket increase factor for payments made for discharges in a subsequent Medicare fiscal year. IRFs began submitting quality data to CMS in October 2012. Subject to its statutory authority, CMS may also make non-rate changes to the prospective payment system. For example, CMS changed the IRF-PPS, effective October 1, 2019, to replace the FIM™ assessment instrument with new patient assessment measures, which we refer to as "Section GG functional measures" or "Section GG" based on the designation CMS assigned to them. Section GG affects patients' classification into case-mix groupings, relative weights, and length-of-stay values under the IRF-PPS, which in turn affect our reimbursement amounts. In some instances, CMS's modifications can have a substantial impact on healthcare providers.

We cannot predict the adjustments to Medicare payment systems Congress or CMS may make in the future. Congress, MedPAC, and CMS will continue to address reimbursement rates for a variety of healthcare settings. Any additional downward adjustment to rates or limitations on reimbursement for the types of facilities we operate and services we provide could have a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of the risks associated with our concentration of revenues from the federal government or with potential changes to the statutes or regulations governing Medicare reimbursement, see Item 1A, *Risk Factors,* "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

Although reductions or changes in reimbursement from governmental or third-party payors and regulatory changes affecting our business represent one of the most significant challenges to our business, our operations are also affected by other rules and regulations that indirectly affect reimbursement for our services, such as data coding rules and patient coverage rules and determinations. For example, Medicare providers like us can be negatively affected by the adoption of coverage policies, either at the national or local level, that determine whether an item or service is covered and under what clinical circumstances it is considered to be reasonable and necessary. Current CMS coverage rules require inpatient rehabilitation services to be ordered by a physician and coordinated by an interdisciplinary team and the admission to the IRF must be reviewed and approved by a specialized rehabilitation physician. The interdisciplinary team must meet weekly to review patient status and make any needed adjustments to the individualized plan of care. Qualified personnel must provide the rehabilitation nursing, physical therapy, occupational therapy, speech-language pathology, social services, psychological services, and prosthetic and orthotic services that may be needed. Medicare contractors processing claims for CMS make coverage determinations regarding medical necessity that can represent novel, restrictive, or incorrect interpretations of the CMS coverage rules. Those interpretations are not made through a notice and comment review process. We cannot predict how future CMS coverage rule interpretations or any new local coverage determinations will affect us. However, more restrictive coverage interpretations can limit or delay our reimbursement for services provided to potentially large pools of patients with similar medical conditions.

In the ordinary course, Medicare reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit by governmental payors and their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings, as well as the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG"), CMS, and state Medicaid programs. In addition to those audits conducted by existing MACs, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. Some contractors are paid a percentage of the overpayments recovered. Recovery Audit Contractors ("RACs") conduct payment reviews of claims, which can examine coding, overall billing accuracy, and medical necessity. When conducting an audit, the RACs receive claims data directly from MACs on a monthly or quarterly basis.

CMS has also established Unified Program Integrity Contractors ("UPICs") to perform fraud, waste, and abuse detection, deterrence and prevention activities for Medicare and Medicaid claims. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice ("DOJ"). Unlike RACs, UPICs do not receive a specific financial incentive based on the amount of the payment errors they identify.

As a matter of course, we undertake significant efforts through training, education, and documentation to ensure compliance with coding and medical necessity coverage rules. Despite our efforts to ensure accurate coding and assessment of patients, past audits have led, and future audits may lead, to assertions that we have been underpaid or overpaid by Medicare or that we have submitted improper claims in some instances. Ultimately, audits may require us to refund any amounts determined to have been overpaid. Audits also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims. We cannot predict when or how these audit programs will affect us. Any denial of a claim for payment, either as a result of an audit or ordinary course payment review by the MAC, is subject to an appeals process that can take years to complete. For additional discussion of these audits and the risks associated with them, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, "Executive Overview—Key Challenges."

As noted above, our inpatient rehabilitation hospitals receive a fixed payment reimbursement amount per discharge under the IRF-PPS based on the patient's rehabilitation impairment category and other characteristics and conditions identified by the attending clinicians. To qualify for reimbursement under the IRF-PPS, our hospitals must comply with various Medicare rules and regulations including documentation and coverage requirements, or specifications as to what conditions must be met to qualify for reimbursement. These requirements relate to, among other things, pre-admission screening and individual treatment planning, which delineate the role of physicians in ordering and overseeing patient care. For example, physicians must approve patient admissions and, in doing so, determine that the treatment of the patients in an IRF setting is reasonable and medically necessary. A rehabilitation physician must then conduct face-to-face visits with the patients at least three days per week throughout the IRF stay. Also, patients admitted to IRFs must be able to tolerate a minimum of three hours of therapy per day for five days per week, and IRFs must have a registered nurse available 24 hours, each day of the week.

In addition, to qualify as an IRF under Medicare rules, a facility must be primarily focused on treating patients with one of 13 specified medical conditions that typically require intensive therapy and supervision, such as stroke, brain injury, hip fracture, certain neurological conditions, and spinal cord injury. Specifically, at least 60% of a facility's patients must have a diagnosis or qualifying comorbidity from at least one of these 13 conditions, which requirement is known as the "60% Rule." If an IRF does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then its classification as an IRF may be terminated by CMS causing the facility to be paid under the acute-care payment system which would result in reduced total reimbursement per patient. If some of our hospitals fail to demonstrate compliance with the 60% Rule and CMS re-classifies them as acute-care hospitals, our revenue and profitability may be materially and adversely affected.

Under the IRF-PPS, CMS is required to adjust the payment rates based on an IRF-specific market basket index. The annual market basket update is designed to reflect changes over time in the prices of a mix of goods and services used by IRFs. In setting annual market basket updates, CMS uses data furnished by the Bureau of Labor Statistics for price proxy purposes, primarily in three categories: Producer Price Indexes, Consumer Price Indexes, and Employment Cost Indexes. With IRF-PPS, our inpatient rehabilitation hospitals retain the difference, if any, between the fixed payment from Medicare and their operating costs. Accordingly, our hospitals benefit from being cost-effective providers.

On July 31, 2024, CMS released its notice of final rulemaking for fiscal year 2025 IRF-PPS (the "2025 IRF Rule"). The 2025 IRF Rule implemented a net 3.0% market basket increase (market basket update of 3.5% reduced by a productivity adjustment of 0.5%) effective for discharges between October 1, 2024 and September 30, 2025. The 2025 IRF Rule also included changes that impacted our hospital-by-hospital base rate for Medicare reimbursement. Such changes included, but were not limited to, revisions to the wage index and labor-related share values, updates to outlier payments, and updates to the case-mix group relative weights and average lengths of stay values.

On August 1, 2025, CMS released its notice of final rulemaking for fiscal year 2026 IRF-PPS (the "2026 IRF Rule"). The 2026 IRF Rule implemented a net 2.6% market basket increase (market basket update of 3.3% reduced by a productivity adjustment of 0.7%) effective for discharges between October 1, 2025 and September 30, 2026. The 2026 IRF Rule also includes changes that impact our hospital-by-hospital base rate for Medicare reimbursement. Such changes include, but are not limited to, revisions to the wage index, updates to outlier payments, and updates to the case-mix group relative weights and average lengths of stay values. Based on our analysis which utilizes the acuity of our patients annualized over the twelve-month period ended June 30, 2025, our experience with outlier payments over that same time frame, and other factors, we believe the 2026 IRF Rule will result in a net increase to our Medicare payment rates of approximately 2.9% effective October 1, 2025.

Unlike our inpatient services, our outpatient services are primarily reimbursed under the Medicare Part B physician fee schedule. On October 31, 2025, CMS released its final notice of rulemaking for the payment policies under the physician fee schedule and other revisions to Part B policies for calendar year 2025. The updates to the fee schedule are not expected to be material to us.

For additional discussion of the Medicare payment rules and other regulatory and legislative initiatives affecting Medicare reimbursement that could impact our businesses, see Item 1A, Risk Factors, "Reimbursement Risks" and "Other Regulatory Risks" and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, "Executive Overview—Key Challenges."

Medicare Advantage, Managed Care and Other Discount Plans

We negotiate payment rates with certain large group purchasers of healthcare services, including Medicare Advantage plans, managed care plans, private insurance companies, and third-party administrators. Managed care contracts typically have terms between one and three years, although we have a number of managed care contracts that automatically renew each year (with pre-defined rate increases) unless a party elects to terminate the contract. In 2025, typical rate increases for our contracts ranged from 2-4%. We cannot provide any assurance we will continue to receive increases in the future. Our managed care staff focuses on establishing and re-negotiating contracts that provide equitable reimbursement for the services provided.

As the percentage of Medicare-eligible beneficiaries choosing Medicare Advantage over traditional Medicare has grown, we have seen the percentage of our revenue derived from Medicare Advantage payors grow. In 2025, approximately 54% of Medicare beneficiaries enrolled in Medicare Advantage plans. This percentage has steadily increased over time since 2003. The Congressional Budget Office projects that the share of all Medicare beneficiaries enrolled in Medicare Advantage plans will rise to about 64% by 2034. We expect the percentage of our total revenues attributable to Medicare Advantage plans to continue to grow over time as well. Typically, Medicare Advantage and other managed care plans reimburse us less than traditional Medicare for the same type of care and patient, but that differential has been shrinking in recent years.

Medicaid Reimbursement

Medicaid is a jointly administered and funded federal and state program that provides hospital and medical benefits to qualifying individuals who are deemed unable to afford healthcare. As the Medicaid program is administered by the individual states under the oversight of CMS in accordance with certain regulatory and statutory guidelines, there are substantial differences in reimbursement methodologies and coverage policies from state to state. Some states pay providers additional amounts to supplement Medicaid reimbursement related to the care of individual Medicaid beneficiaries. These additional payments, which vary by state, may be in the form of directed payments made through Medicaid managed care plans or other supplemental payment programs. Some states impose provider taxes in the form of licensing fees, assessments, or other mandatory payments related to the provision of healthcare services in those states, which are used to fund a portion of the non-federal share of payments to providers. We record state directed and supplemental payments in the other component of *Net operating revenues* and provider tax expenses in *Other operating expenses*.

State Medicaid programs are subject to various federal regulations governing any provider tax and related directed and supplemental payment programs. In May 2024, CMS issued a final rule related to Medicaid managed care programs that addressed state directed payment programs and imposed new requirements for these programs. The various elements of the rule take effect between its issuance and early 2028. Ultimately, this rule could result in significant changes to state directed and supplemental payment programs from which we receive payments. However, a federal district court recently vacated portions of this rule following a legal challenge by the state of Texas. CMS appealed the decision, but the court enjoined enforcement of this rule while the appeal is pending.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA contains a range of healthcare-related provisions impacting coverage, financing, and provider reimbursement in state Medicaid programs. These provisions include enrollee work requirements, limitations on states' ability to assess provider taxes to increase federal matching Medicaid funds, and limitations on states' directed payments to providers. Most of these provisions take effect in 2027 or later and likely require additional federal and state regulatory action to implement.

It is possible that additional rulemaking could result in significant restructurings of existing state Medicaid programs, including provider tax and related directed and supplemental payment programs. State authorities design the structures and operations of these programs to promote access to acute-care hospitals for Medicaid patients by supplementing acute-care reimbursement. Historically, we are not aware of any IRFs playing a role in the design given the limited number of IRF Medicaid patients, so we are uncertain what attention state authorities will give to the effects of additional rulemaking on IRFs. We are unable to estimate the financial impact that structural modifications and other program changes, if any, may have on our Medicaid provider tax expenses or directed and supplemental payments. CMS periodically assesses the compliance of these programs, and CMS's determination that a state's program fails to comply may result in a decrease in state directed and supplemental payments and recoupment of prior payments under that state's noncompliant program.

Historically, states experiencing shortfalls in their Medicaid budgets have implemented cuts in Medicaid reimbursement rates. Additionally, certain states control Medicaid expenditures by restricting or eliminating coverage of some services. On average, our reimbursement per discharge from Medicaid is lower than that from traditional Medicare, Medicare Advantage and other managed care payors. For the year ended December 31, 2025, Medicaid payments for specific discharges represented only 3.1% of our consolidated *Net operating revenues*, and Medicaid discharges represented 5.4% of our total inpatient discharges. For additional discussion of risks associated with Medicaid, see Item 1A, *Risk Factors*, "Reimbursement Risks."

Cost Reports

Because of our participation in Medicare and Medicaid, we are required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require the submission of annual cost reports covering the revenue, costs, and expenses associated with the services provided by healthcare providers to Medicare beneficiaries and Medicaid recipients. These annual cost reports are subject to routine audits which may result in adjustments to the amounts ultimately determined to be due to us under these reimbursement programs. These audits are used to determine if any under- or over-payments were made by these programs and to set payment levels for future years. Medicare also makes retroactive adjustments to payments for certain low-income patients after comparing subsequently published statistical data from CMS to the cost report data. We cannot predict what retroactive adjustments, if any, will be made, but we do not anticipate these adjustments will have a material impact on us.

Regulation

The healthcare industry is subject to significant federal, state, and local regulation that affects our business activities by controlling the reimbursement we receive for services provided, requiring licensure or certification of our operations, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and controlling our growth. State and local healthcare regulation may cover additional matters such as nurse staffing ratios, healthcare worker safety, disclosure of charges for services provided, marijuana legalization, and assisted suicide. We are also subject to broader federal and state regulations that prohibit fraud and abuse in the delivery of healthcare services. Congress, HHS-OIG, and the DOJ have historically focused on fraud and abuse in healthcare. Since the 1980s, a steady stream of changes have stiffened criminal and civil penalties or made it easier for the DOJ to impose liability on companies and individuals. As a healthcare provider, we are subject to periodic audits, examinations and investigations conducted by, or at the direction of, government investigative and oversight agencies. Failure to comply with applicable federal and state healthcare regulations can result in a provider's exclusion from participation in government reimbursement programs as well as subject a provider to substantial civil and criminal penalties.

We undertake significant effort and expense to provide the medical, nursing, therapy, and ancillary services required to comply with local, state, and federal regulations as well as applicable accreditation standards, which for most of our hospitals are those of The Joint Commission. Accredited hospitals are subject to periodic resurvey to ensure the standards are being met.

Beyond healthcare specific regulations, we face increasing state and local regulation in areas, such as labor and employment, energy efficiency, and data privacy. In addition to the risk and burden of new, additional, or more stringent regulatory standards, these state and local regulations often conflict with federal regulation, and with each other. Given the number of locations in which we operate, increasing state and local regulation, which may be more stringent than federal regulation and may even conflict with federal or other state or local regulation, represents a significant burden and risk to us.

We maintain a comprehensive ethics and compliance program to promote conduct and business practices that meet or exceed requirements under laws, regulations, and industry standards. The program monitors the Company's performance on, and raises awareness of, various regulatory requirements among employees and emphasizes the importance of complying with governmental laws and regulations. As part of the compliance program, we provide annual compliance training to our employees, Board members, medical directors, vendors, and other non-employees that operate within our hospitals. We require all employees to report any violations to their supervisor or another person of authority or through a toll-free telephone hotline. Another integral part of our compliance program is a policy of non-retaliation against employees who report compliance concerns.

Licensure and Certification

Healthcare facility construction and operation are subject to numerous federal, state, and local regulations relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, acquisition and dispensing of pharmaceuticals and controlled substances, infection control, maintenance of adequate records and patient privacy, fire prevention, and compliance with building codes and environmental protection laws. Our inpatient rehabilitation hospitals are subject to periodic inspection and other reviews by governmental and non-governmental certification authorities to ensure continued compliance with the various standards necessary for facility licensure. All of our hospitals are required to be licensed.

In addition, inpatient rehabilitation hospitals must be certified by CMS to participate in the Medicare program and generally must be certified by state Medicaid agencies to participate in Medicaid programs. Certification and participation in these programs involve numerous regulatory obligations. For example, hospitals must treat at least 20 patients without reimbursement prior to certification and eligibility for Medicare reimbursement. Once certified by Medicare, hospitals undergo

FORM 10-K

periodic on-site surveys and revalidations in order to maintain their certification. All of our inpatient hospitals participate in the Medicare program.

Failure to comply with applicable certification requirements may make our hospitals ineligible for Medicare or Medicaid reimbursement. In addition, Medicare or Medicaid may seek retroactive reimbursement from noncompliant hospitals or otherwise impose sanctions for noncompliance. Non-governmental payors often have the right to terminate provider contracts if the provider loses its Medicare or Medicaid certification.

All Medicare providers are subject to employee screening requirements and associated fees. The screening of employees with patient access must include a licensure check and may include other procedures such as fingerprinting, criminal background checks, unscheduled and unannounced site visits, database checks, and other screening procedures prescribed by CMS. If a healthcare provider arranges or contracts with an individual or entity who is excluded by HHS-OIG from participation in a federal healthcare program, the provider may be subject to civil monetary penalties if the excluded person renders services reimbursed, directly or indirectly, by a program.

We have developed operational systems to facilitate compliance with the various standards and requirements of the Medicare program and have established ongoing quality assurance activities; however, given the complex nature of governmental healthcare regulations, there can be no assurance Medicare, Medicaid, or other regulatory authorities will not allege instances of noncompliance. A determination by a regulatory authority that a hospital is not in compliance with applicable requirements could also lead to the assessment of fines or other penalties, loss of licensure, exclusion from participation in Medicare and Medicaid, and the imposition of requirements that the offending hospital must take corrective action.

Certificates of Need

In some states and U.S. territories where we operate, the construction or expansion of facilities, the acquisition of existing facilities, or the introduction of new beds or inpatient services may be subject to review by and prior approval of state regulatory bodies under a "certificate of need," or "CON," law. As of December 31, 2025, approximately 36% of our licensed beds are in states or U.S. territories that have CON laws. CON laws require a reviewing authority or agency to determine the public need for additional or expanded healthcare facilities and services. These laws also generally require approvals for capital expenditures involving inpatient rehabilitation hospitals if such capital expenditures exceed certain thresholds. In addition, CON laws in some states require us to abide by certain charity care commitments as a condition for approving a CON. Where we are subject to a CON law, we must obtain the CON before acquiring, opening, reclassifying, or expanding a healthcare facility or starting a new healthcare program.

We potentially face opposition any time we initiate a project requiring a new or amended CON or seek to acquire an existing CON. This opposition may arise either from competing national or regional companies or from local hospitals or other providers which file competing applications or oppose the proposed CON project. Opposition to our applications may delay or prevent our future addition of beds or hospitals in given markets or increase our costs in seeking those additions. The necessity for these approvals serves as a barrier to entry and has the potential to limit competition for us (in markets where we hold a CON) and for other providers (in markets where we are seeking a CON). We have generally been successful in obtaining CONs or similar approvals, although there can be no assurance we will achieve similar success in the future, and the likelihood of success varies by locality and state.

In an attempt to reduce regulation and increase competition, lawmakers in several states have recently proposed modification or even full repeal of CON laws. In 2019, Florida enacted legislation to repeal CON laws for several provider types, including IRFs. Similarly, in 2023, South Carolina enacted legislation to repeal CON laws for several provider types, including IRFs. We believe CON-related legislation and regulation changes, including both repeal and expansion of CON requirements, will continue to be proposed in various states for the foreseeable future.

False Claims

The federal False Claims Act (the "FCA") imposes liability for the knowing presentation of a false claim to the United States government and provides for penalties equal to three times the actual amount of any overpayments plus up to approximately $28,000 per claim. Federal civil penalties will be adjusted to account for inflation each year. In addition, the FCA allows private persons, known as "relators," to file complaints under seal and provides a period of time for the government to investigate such complaints and determine whether to intervene in them and take over the handling of all or part of such complaints. The FCA allows relators to share in monetary recoveries in order to incentivize complaints. The government and relators may also allege violations of the FCA for the knowing and improper failure to report and refund amounts owed to the government in a timely manner following identification of an overpayment. This is known as a "reverse false claim." The government deems identification of the overpayment to occur when a person has, or should have through reasonable diligence, determined that an overpayment was received and quantified the overpayment.

Because we have hundreds of thousands of claims a year for which we are reimbursed by Medicare and other federal payors and there is a relatively long statute of limitations, a billing error, cost reporting error or disagreement over physician medical judgment could result in significant damages and civil and criminal penalties under the FCA. Many states have also adopted similar laws relating to state government payments for healthcare services. The ACA amended the FCA to expand the definition of false claim, to make it easier for the government to initiate and conduct investigations, to enhance the monetary reward to relators where prosecutions are ultimately successful, and to extend the statute of limitations on claims by the government. The federal government and individual relators have become increasingly aggressive in asserting that incidents of erroneous billing or record keeping represent FCA violations and in challenging the medical judgment of independent physicians as the basis for FCA allegations. In addition, the federal government has increasingly asserted that violations of laws not directly related to Medicare billing, such as anti-kickback and anti-discrimination laws, may give rise to FCA claims. Furthermore, well-publicized enforcement actions indicate that the federal government has increasingly sought to use statistical sampling to extrapolate allegations to larger pools of claims or to infer liability without proving knowledge of falsity of individual claims. A violation of the FCA by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation. For additional discussion, see Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" and Note 16, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Relationships with Physicians and Other Providers

Anti-Kickback Law. Various state and federal laws regulate relationships between providers of healthcare services, including management or service contracts and investment relationships. Among the most important of these restrictions is a federal law prohibiting the offer, payment, solicitation, or receipt of remuneration by individuals or entities to induce referrals of patients for services reimbursed under the Medicare or Medicaid programs (the "Anti-Kickback Law"). The ACA amended the federal Anti-Kickback Law to provide that proving violations of this law does not require proving actual knowledge or specific intent to commit a violation. Another amendment made it clear that Anti-Kickback Law violations can be the basis for claims under the FCA. These changes and those described above related to the FCA, when combined with other recent federal initiatives, are likely to increase investigation and enforcement efforts in the healthcare industry generally. In addition to standard federal criminal and civil sanctions, including imprisonment and penalties of up to a $100,000 criminal fine and an approximately $128,000 civil penalty for each violation plus tripled damages for associated improper claims under the FCA, violators of the Anti-Kickback Law may be subject to exclusion from the Medicare and/or Medicaid programs. Federal civil penalties will be adjusted to account for inflation each year. HHS-OIG regulations itemize compensation arrangements that are not viewed as illegal remuneration under the Anti-Kickback Law. Those regulations provide for certain safe harbors for identified types of compensation arrangements that, if fully complied with, assure participants in the particular arrangement that HHS-OIG will not treat that participation as a criminal offense under the Anti-Kickback Law or as the basis for an exclusion from the Medicare and Medicaid programs or the imposition of civil sanctions.

On November 20, 2020, HHS-OIG finalized a rule to modernize the Anti-Kickback Law by reducing regulatory barriers to care coordination and accelerating adoption of value-based delivery and payment models (the "2020 AKL Rule"). The 2020 AKL Rule adds several new safe harbors for value-based arrangements and modifies several existing safe harbors with the goal of encouraging innovations that are beneficial to patients while maintaining necessary safeguards to protect against fraud and abuse. The 2020 AKL Rule also expands the safe harbor for cybersecurity technology by covering remuneration in the form of cybersecurity technology and services. The new and modified value-based safe harbors are available to inpatient rehabilitation providers if the applicable conditions are met.

Failure to fall within a safe harbor does not constitute a violation of the Anti-Kickback Law, but HHS-OIG has indicated failure to fall within a safe harbor may subject an arrangement to increased scrutiny. A violation of the Anti-Kickback Law by us or one or more of our joint ventures could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

We operate a number of our rehabilitation hospitals through joint ventures with institutional healthcare providers that may be in a position to make or influence referrals to us. In addition, we have a number of relationships with physicians and other healthcare providers, including management or service contracts. Some of these investment relationships and contractual relationships may not fall within the protection offered by a safe harbor. Despite our compliance and monitoring efforts, there can be no assurance violations of the Anti-Kickback Law will not be asserted in the future, nor can there be any assurance our defense against any such assertion would be successful.

For example, we have entered into agreements to manage our hospitals that are owned by joint ventures. Most of these agreements incorporate a percentage-based management fee. Although there is a safe harbor for personal services and management contracts, this safe harbor requires, among other things, the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fee may be based on a percentage of revenues, the fee arrangement may not meet this requirement. However, we believe our management arrangements satisfy the other requirements of the safe harbor for personal services and management contracts and comply with the Anti-Kickback Law.

Physician Self-Referral Law. The federal law commonly known as the "Stark law" and CMS regulations promulgated under the Stark law prohibit physicians from making referrals for "designated health services" including inpatient and outpatient hospital services, physical therapy, occupational therapy, radiology services, and home health services, to an entity in which the physician (or an immediate family member) has an investment interest or other financial relationship, subject to certain exceptions. The Stark law also prohibits those entities from filing claims or billing Medicare for those referred services. Violators of the Stark law and regulations may be subject to recoupments, civil monetary sanctions (up to approximately $32,000 for each violation and assessments up to three times the amount claimed for each prohibited service) and exclusion from any federal, state, or other governmental healthcare programs. The statute also provides a penalty of up to approximately $211,000 for a circumvention scheme. Federal civil penalties will be adjusted to account for inflation each year. There are statutory exceptions to the Stark law for many of the customary financial arrangements between physicians and providers, including personal services contracts and leases. However, in order to be afforded protection by a Stark law exception, the financial arrangement must comply with every requirement of the applicable exception.

On November 20, 2020, CMS finalized a rule implementing various changes to the Stark law to provide better access and outcomes for patients by creating clearer paths for providers to serve patients through enhanced coordinated care agreements (the "2020 Stark Rule"). Notably, the 2020 Stark Rule creates permanent exceptions for value-based compensation arrangements that provide at least one value-based activity, which arrangements must further one value-based purpose, which may include: (1) coordinating and managing patient care; (2) improving quality of care for a target population; (3) reducing costs or expenditure growth without reducing quality of care; and (4) transitioning from health care delivery and payment mechanisms that are based on volume to outcome-based delivery and payment systems. In addition, the 2020 Stark Rule adopts a new exception regarding the provision of cybersecurity items to physicians and makes permanent the electronic health record exception under the Stark law.

The complexity of the Stark law and the associated regulations and their associated strict liability provisions are a challenge for healthcare providers, who do not always have the benefit of significant regulatory or judicial interpretation of these laws and regulations. We attempt to structure our relationships to meet one or more exceptions to the Stark law, but the regulations implementing the exceptions are detailed and complex. Accordingly, we cannot assure that every relationship complies fully with the Stark law.

Additionally, no assurances can be given that any agency charged with enforcement of the Stark law and regulations might not assert a violation under the Stark law, nor can there be any assurance our defense against any such assertion would be successful or that new federal or state laws governing physician relationships, or new interpretations of existing laws governing such relationships, might not adversely affect relationships we have established with physicians or result in the imposition of penalties on us. A violation of the Stark law by us could have a material adverse effect upon our business, financial position, results of operations, or cash flows. Even the assertion of a violation could have an adverse effect upon our stock price or reputation.

HIPAA

The Health Insurance Portability and Accountability Act of 1996, commonly known as "HIPAA," broadened the scope of certain fraud and abuse laws by adding several criminal provisions for healthcare fraud offenses that apply to all health benefit programs. HIPAA also added a prohibition against incentives intended to influence decisions by Medicare or Medicaid beneficiaries as to the provider from which they will receive services. In addition, HIPAA created new enforcement mechanisms to combat fraud and abuse, including the Medicare Integrity Program, and an incentive program under which individuals can receive a monetary reward for providing information on Medicare fraud and abuse that leads to the recovery of Medicare funds. Penalties for violations of HIPAA include civil and criminal monetary penalties. The United States Department of Health and Human Services Office of Civil Rights ("HHS-OCR") implemented a permanent HIPAA audit program for healthcare providers nationwide in 2016. As of December 31, 2025, we have not been selected for audit.

HIPAA and related regulations contain certain administrative simplification provisions that require the use of uniform electronic data transmission standards for certain healthcare claims and payment transactions submitted or received electronically. HIPAA regulations also regulate the use and disclosure of individually identifiable health-related information, whether communicated electronically, on paper, or orally. The regulations provide patients with significant rights related to understanding and controlling how their health information is used or disclosed and require healthcare providers to implement administrative, physical, and technical practices to protect the security of individually identifiable health information.

The Health Information Technology for Economic and Clinical Health ("HITECH") Act modifies and expands the privacy and security requirements of HIPAA. The HITECH Act applies certain of the HIPAA privacy and security requirements directly to business associates of covered entities. The modifications to existing HIPAA requirements include: expanded accounting requirements for electronic health records, tighter restrictions on marketing and fundraising, and heightened penalties and enforcement associated with noncompliance. Significantly, the HITECH Act also establishes new mandatory federal requirements for notification of breaches of security involving protected health information. HHS-OCR rules implementing the HITECH Act expand the potential liability for a breach involving protected health information to cover some instances where a subcontractor is responsible for the breaches and that individual or entity was acting within the scope of delegated authority under the related contract or engagement. These rules generally define "breach" to mean the acquisition, access, use or disclosure of protected health information in a manner not permitted by the HIPAA privacy standards, which compromises the security or privacy of protected health information. Under these rules, improper acquisition, access, use, or disclosure is presumed to be a reportable breach, unless the potentially breaching party can demonstrate a low probability that protected health information has been compromised.

HHS-OCR is responsible for enforcing the requirement that covered entities notify the United States Department of Health and Human Services ("HHS") and any individual whose protected health information has been improperly acquired, accessed, used, or disclosed. In certain cases, notice of a breach is required to be made to media outlets. The penalties for noncompliance may be up to approximately $73,000 per violation for most violations. In the event of violations due to willful neglect that are not corrected within 30 days, penalties start at approximately $73,000 per violation and are not subject to a per violation statutory maximum. Penalties are also subject to an annual cap of approximately $2,190,000 for multiple identical violations in a single calendar year depending on an entity's level of culpability. Importantly, HHS-OCR has indicated that the failure to conduct a security risk assessment or adequately implement HIPAA compliance policies could qualify as willful neglect.

In addition, there are numerous legislative and regulatory initiatives at the federal and state levels addressing patient privacy concerns. Healthcare providers will continue to remain subject to many federal and state privacy-related laws, including but not limited to the California Consumer Privacy Act, that may be more restrictive than, or impose additional obligations beyond, the privacy regulations issued under HIPAA. These laws vary and could impose additional penalties. HHS-OIG and other regulators have also increasingly interpreted laws and regulations in a manner as to increase exposure of healthcare providers to allegations of noncompliance. Similarly, plaintiffs' attorneys have taken expansive views of privacy laws and regulations to support private causes of action. Any actual or perceived violation of privacy-related laws and regulations, including HIPAA and the HITECH Act, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Civil Monetary Penalties Law

Under the Civil Monetary Penalties Law, HHS may impose substantial civil monetary penalties on healthcare providers for a wide variety of fraudulent and improper conduct, including presenting, or causing to be presented, ineligible reimbursement claims. In some instances, violations of this law may include treble damages for the amount of the reimbursement at issue and may include exclusion from federal health care programs such as Medicare and Medicaid. The penalties are adjusted annually to account for inflation. Sanctions under this law are in addition to the other statutory remedies discussed above.

Available Information

We make available through our website, www.encompasshealth.com, the following documents, free of charge: our annual reports (Form 10-K), our quarterly reports (Form 10-Q), our current reports (Form 8-K), and any amendments to those reports promptly after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission.

Item 1A.   Risk Factors

Our business, operations, and financial position are subject to various risks. Some of these risks are described below, and the reader should take such risks into account in evaluating Encompass Health or any investment decision involving Encompass Health. This section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of material risk factors. More detailed information concerning other risks and uncertainties as well as those described below is contained in other sections of this annual report. Still other risks and uncertainties we have not or cannot foresee as material to us may also adversely affect us in the future. If any of the risks below or other risks or uncertainties discussed elsewhere in this annual report are actually realized, our business and financial condition, results of operations, and cash flows could be adversely affected. In the event the impact is materially adverse, the trading price of our common stock could decline.


Reimbursement Risks


Reductions or changes in reimbursement from government or third-party payors could adversely affect our Net operating revenues and other operating results.

We derive a substantial portion of our *Net operating revenues* from the Medicare program. See Item 1, *Business*, "Sources of Revenues," for a table identifying the sources and relative payor mix of our revenues. In addition to many ordinary course reimbursement rate changes that The Centers for Medicare & Medicaid Services ("CMS") of the U.S. Department of Health and Human Services ("HHS") adopts each year as part of its annual rulemaking process for various healthcare provider categories, Congress and some state legislatures have periodically proposed significant changes in laws and regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in reimbursement freezes and reductions, or reimbursement increases that are less than the increases we experience in our costs of operation.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act of 2010 (the "ACA") as a significant healthcare reform. Many provisions within the ACA have impacted or could in the future impact our business, including Medicare reimbursement reductions and promotion of alternative payment models, such as accountable care organizations ("ACOs") and bundled payment initiatives. The nature and substance of state and federal healthcare laws are subject to change frequently, by means of both broad-based healthcare reform legislation, like the ACA, and targeted legislative and regulatory action.

In accordance with federal statutes, CMS makes an annual adjustment to Medicare reimbursement rates, commonly known as a "market basket update," by provider type in an effort to compensate providers for rising operating costs. The ACA requires the market basket updates for hospital providers to be reduced by a productivity adjustment on an annual basis. The productivity adjustment equals the trailing 10-year average of changes in annual economy-wide private nonfarm business multi-factor productivity. To date, the productivity adjustments have typically resulted in decreases to the market basket updates ranging from 20 to 100 basis points.

Other federal legislation can also have a significant impact on our Medicare reimbursement. For example, on August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which provided for an automatic 2% reduction of Medicare program payments to reduce deficit spending. This automatic reduction, known as "sequestration," began affecting payments received after April 1, 2013. Under current law, for each year through the first five months of fiscal year 2033, the reimbursement we receive from Medicare, after first taking into account all annual payment adjustments including the market basket update, will be reduced by sequestration unless it is repealed or modified before then. On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA contains a range of healthcare-related provisions impacting coverage, financing, and provider reimbursement in state Medicaid programs. Most of these provisions take effect in 2027 or later and likely require additional federal and state regulatory action to implement.

Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of government programs, including Medicare, which could result in Medicare program payments reductions of up to four percent.

Concerns held by federal policymakers about the federal deficit, national debt levels, or healthcare spending specifically, including solvency of the Medicare trust fund, could result in enactment of further federal spending reductions, including by means of significant staffing reductions at HHS, further entitlement reform legislation affecting the Medicare and

Medicaid programs, and further reductions to provider payments. In October 2014, President Obama signed into law the Improving Medicare Post-Acute Care Transformation Act of 2014 (the "IMPACT Act"). The IMPACT Act directs HHS, in consultation with healthcare stakeholders, to collect standardized data for post-acute quality and outcome measures. Although the IMPACT Act did not specifically call for the implementation of a new post-acute payment system, this act laid the foundation for possible future post-acute payment policies in which Medicare payments are driven primarily by patients' medical conditions and other clinical factors rather than the costs of the setting where the care is provided. CMS has made changes to existing current post-acute payment systems to improve comparability of patient assessment and clinical characteristic data across settings, which could make it easier to develop payment system reforms for post-acute providers in the future. For example, in 2019, CMS implemented new patient assessment measures for the inpatient rehabilitation facility prospective payment system (the "IRF-PPS") as discussed below. The IMPACT Act also created additional data reporting requirements for our hospitals in the domains of functional and cognitive status, skin integrity, medication reconciliation, incidence of major falls, and transfer of health information. The precise details of these new reporting requirements, including timing and content, were developed and implemented by CMS through the regulatory process over several years, and CMS may continue to make changes to these quality measures and standardized patient assessment data elements in the future. We cannot quantify the potential future effects, if any, of the IMPACT Act on us.

Each year, the Medicare Payment Advisory Commission ("MedPAC"), an independent agency, advises Congress on issues affecting Medicare and makes payment policy recommendations to Congress for a variety of Medicare payment systems including, among others, the IRF-PPS. MedPAC also provides comments to CMS on proposed rules, including the prospective payment system rules. Neither Congress nor CMS is obligated to adopt MedPAC recommendations, and, based on outcomes in previous years, there can be no assurance MedPAC's recommendations will be adopted in a given year. However, MedPAC's recommendations have, and could in the future, become the basis for legislative or regulatory action.

In connection with CMS's final rulemaking for the IRF-PPS in each year since 2008, MedPAC has recommended either no updates to payments or reductions to payments. For example, at its January 2026 meeting, MedPAC approved recommending to Congress, among other things, legislative changes to reduce by 7% the base payment rate under IRF-PPS. MedPAC has also previously called on the HHS Secretary to conduct focused medical record reviews on IRFs.

In a June 2023 report mandated by the IMPACT Act, MedPAC reviewed the considerations associated with Congress designing and adopting a unified payment system for all Medicare post-acute care (a "PAC-PPS") in lieu of separate systems for inpatient rehabilitation facilities ("IRFs"), skilled nursing facilities, long-term acute-care hospitals, and home health agencies. A PAC-PPS would reimburse providers for care based primarily on patients' medical conditions and other clinical factors rather than the costs associated with care settings. MedPAC found a PAC-PPS to be feasible and desirable but also suggested policymakers may want to consider other "smaller scale site-neutral policies" given the considerable resources required to develop and implement a PAC-PPS. MedPAC previously estimated, although we cannot verify the methodology or the accuracy of that estimate, a PAC-PPS would result in a 15% reduction in IRF reimbursements and shift aggregate reimbursements from for-profit and freestanding IRFs to non-profit and hospital-based IRFs.

We cannot predict what alternative or additional deficit reduction initiatives, including significant staffing reductions at HHS, Medicare payment reductions, or post-acute care reforms, if any, will be adopted or enacted into law, or the timing or effect of any initiatives or reductions. However, given the uncertainty in the funding of Medicare and Medicaid spending in the future, there will almost certainly be new proposals for healthcare reforms and other changes to the laws, regulations, or the operations of governmental agencies that will affect our government reimbursement or business. There can be no assurance future governmental action will not result in substantial changes to, or material reductions in, our reimbursements, including through Medicaid and related state directed and supplemental payment programs.

We receive state directed and supplemental payments in connection with several state Medicaid programs. In 2025, those payments totaled approximately $148 million. We also pay provider taxes to fund, in part, state Medicaid programs, and in 2025 those payments totaled approximately $127 million. In May 2024, CMS issued a final rule related to Medicaid managed care programs that addresses state directed payment programs and imposes new requirements for these programs. The various elements of the rule take effect between its issuance and early 2028. Ultimately, this rule could result in significant changes to state directed and supplemental payment programs from which we receive payments. However, a federal district court recently vacated portions of this rule following a legal challenge by the state of Texas. CMS appealed the decision, but the court enjoined enforcement of this rule while the appeal is pending. The OBBBA also contains provisions limiting states' ability to assess provider taxes to increase federal matching Medicaid funds and make directed payments to providers. Most of these provisions take effect in 2027 or later and likely require additional federal and state regulatory action to implement.

It is possible that additional rulemaking could result in significant restructurings of existing state Medicaid programs, including provider tax and related directed and supplemental payment programs. State authorities design the structures and operations of these programs to promote access to acute-care hospitals for Medicaid patients by supplementing acute-care

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reimbursement. Historically, we are not aware of any IRFs playing a significant role in the design given the limited number of IRF Medicaid patients, so we are uncertain what attention state authorities will give to the effects of additional rulemaking on IRFs. We are unable to estimate the financial impact that structural modifications and other program changes, if any, may have on our Medicaid provider tax expenses or directed and supplemental payments. We cannot be certain that changes to state directed and supplemental payment programs will directly correspond to changes in the related provider taxes. CMS periodically assesses the compliance of these programs, and CMS's determination that a state's program fails to comply may result in a decrease in state directed and supplemental payments and recoupment of prior payments under that state's noncompliant program.

In any given year, the net effect of statutory and regulatory changes may result in a decreases in our reimbursement rates and amounts, and those decreases may occur at times when our expenses are increasing. For example, in some recent years, our wage and benefit costs increased at a rate in excess of our aggregate Medicare reimbursement rate increases. Similar changes in our revenues and expenses could result in a material adverse effect on our business, financial position, results of operations, and cash flows. For additional discussion of how we are reimbursed by Medicare and Medicaid, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues."

In addition, there are increasing pressures from managed care, including Medicare Advantage, and other third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. For example, each year CMS adopts updates to the payments to, and the payment policies for, Medicare Advantage payors, and those updates may result in a net decrease in payments to those payors. Our relationships with managed care and nongovernmental third-party payors, such as health maintenance organizations and preferred provider organizations, are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. Our *Net operating revenue*s and our ability to grow our business with these payors could be adversely affected if we are unable to negotiate and maintain favorable agreements with these payors.

Reimbursement claims are subject to various audits from time to time and such audits may negatively affect our operations and our cash flows from operations.

We receive a substantial portion of our revenues from the Medicare program. Medicare reimbursement claims made by healthcare providers, including inpatient rehabilitation hospitals, are subject to audit from time to time by governmental payors, such as CMS and state Medicaid programs, their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings and other auditors contracted by CMS, and private insurance carriers, as well as the HHS Office of Inspector General (the "HHS-OIG"). As noted above, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, is essential to successfully challenging any payment denials. If the physicians working with our patients do not adequately document, among other things, their diagnoses and plans of care, our risks related to audits and payment denials in general are greater. Adding to the difficulty associated with the billing and audit processes, we also believe that the MACs and other CMS auditors reviewing claims frequently lack sufficient expertise in rehabilitative care and the related CMS rules and regulations. Depending on the nature of the conduct found in billing audits and whether the underlying conduct could be considered systemic, the resolution of these audits could have a material adverse effect in the aggregate on our financial position, results of operation, cash flows, and liquidity.

In the context of our inpatient rehabilitation business, one of the common grounds cited for denying a claim or challenging a previously paid Medicare claim in an audit is that the patient's treatment in a hospital was not medically necessary. The medical record must support that both the documentation and coverage criteria requirements are met for the hospital stay to be considered medically necessary. Medical necessity is an assessment by an independent physician of a patient's ability to tolerate and benefit from intensive multi-disciplinary therapy provided in an IRF setting. A Medicare claim may be denied or challenged based on an opinion of the auditor that the record did not evidence medical necessity for treatment in an IRF or lacked sufficient documentation to support the conclusion. Some MACs have in the past applied, and are likely in the future to apply, their own unique interpretation of CMS coverage rules or impose otherwise arbitrary conditions not set out in the related rules, which has resulted, and may in the future result, in payment denials.

In some cases, we believe the reviewing party is not merely challenging the sufficiency of the medical record but is substituting its judgment of medical necessity for that of the attending physician or imposing documentation or other requirements that are not set out in the regulations. We argue that doing so is inappropriate and has no basis in law. When the government or its contractors reject the medical judgment of physicians or impose documentation and other requirements beyond the language of the statutes and regulations, patient access to inpatient rehabilitation as well as our Medicare reimbursement from the related claims may be adversely affected.

Under CMS's Targeted Probe and Educate ("TPE") program, MACs use data analysis to identify healthcare providers with unusual billing practices, high claim error rates, and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE program includes up to three rounds of claims review with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (defined below). As of December 31, 2025, none of our hospitals have progressed beyond the third round of reviews, so it is unclear how the review process after TPE would proceed. We cannot predict whether the TPE initiative or similar probes or reviews will materially impact our reimbursement or the timeliness of collections from Medicare in the future.

CMS has developed and instituted various audit programs under which CMS contracts with private companies to conduct claims and medical record audits. These audits are in addition to those conducted by existing MACs. Some contractors are paid a percentage of the overpayments recovered. One type of audit contractor, the Recovery Audit Contractor ("RAC"), receives claims data directly from MACs on a monthly or quarterly basis and is authorized to review previously paid claims. RAC audits of IRFs have focused on reviews of patient coding, medical necessity, and billing accuracy. CMS has, however, authorized RACs to conduct complex reviews of the medical records associated with IRF reimbursement claims. CMS has previously operated a demonstration project that expanded the RAC program to include prepayment review of Medicare fee-for-service claims from primarily acute-care hospitals. It is unclear whether CMS intends to conduct RAC prepayment reviews in the future and if so, what providers and claims would be the focus of those reviews.

CMS has also established other types of contractors, including the Uniform Program Integrity Contractor ("UPIC") and the Supplemental Medical Review Contractor ("SMRC"). The UPICs conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the United States Department of Justice ("DOJ"). Unlike RACs, however, UPICs do not receive a specific financial incentive based on the amount of the error. In December 2017, we received notice of a UPIC audit at one of our hospitals. The UPIC sampled 100 claims and challenged the propriety of a subset of the sample representing $1.3 million in previously paid claims. The UPIC extrapolated the alleged error rate to all claims from that hospital during a period of approximately four years, resulting in an alleged overpayment of $33.9 million. Our MAC later reduced the determination of overpayment to $30.5 million, which it collected through recoupment of current claims during 2019. We appealed the overpayment determination to an Administrative Law Judge ("ALJ"), who heard the appeal in August 2021. In October 2022, the ALJ overturned $12.5 million of the overpayment determination. We received payment of this amount, plus $3.2 million in interest, in December 2022. We have appealed the remaining $18.0 million of the overpayment determination to the next level of administrative appeal, challenging both the denials and the improper use of extrapolation. It is not possible to predict when this matter will be resolved or the ultimate outcome. The SMRC conducts nationwide medical reviews of Medicare claims to determine compliance with coverage, coding, payment, and billing requirements.

Audits may lead to assertions that we have been underpaid or overpaid by Medicare or have submitted improper claims in some instances. Such assertions may require us to incur additional costs to respond to requests for records and defend the validity of payments and claims and may ultimately require us to refund any amounts determined to have been overpaid. In some circumstances auditors have the authority to extrapolate denial rationales to large pools of claims not actually audited, which could greatly increase the impact of the audit. As a result, we may suffer reduced profitability, and we may have to elect not to accept patients and conditions physicians believe can benefit from inpatient rehabilitation. We cannot predict when or how these audit programs will affect us.

Our managed care, including Medicare Advantage, and other third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected if one or more auditing payors allege substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations. Similarly, there can be no assurance that our current or future MACs will not make restrictive or otherwise incorrect interpretations of Medicare coverage rules. Because one MAC has jurisdiction over a significant number of our hospitals and our hospitals derive a substantial portion of their revenue from Medicare, the adoption of restrictive or otherwise incorrect interpretations of coverage rules by that MAC could result in a large number of payment denials and materially and adversely affect our financial position, results of operations, and cash flows.

Substantive and procedural deficiencies in the administrative appeals process associated with denied Medicare reimbursement claims could delay and reduce our reimbursement for services previously provided.

Ordinary course Medicare pre-payment denials by MACs, as well as denials resulting from post-payment audits, are subject to appeal by providers. HHS provides an initial appeal process through its ALJs. We have historically appealed a majority of our claims denials. Due to the sheer number of appeals by all Medicare providers and various administrative inefficiencies, including a shortage of judges, appeals that are required by statute to be resolved in a matter of months have in the past taken years to complete. In recent years, this protracted appeals process led to a significant backlog of appeals of denials, which a federal judge ultimately ordered HHS to resolve. Changes implemented by CMS to resolve the backlog may have harmed the ability of providers like us to recover on valid Medicare claims. The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals ("OMHA"). Beginning in March 2020, OMHA increased the frequency of ALJ hearings and the number of claims set at each hearing, which we believe added to the substantive and procedural deficiencies in the ALJ appeals process. There can be no assurance significant backlogs will not develop in the future or that CMS will not address such a backlog in a manner that we believe compromises providers' due process rights.

Providers may appeal adverse ALJ rulings to the Department Appeals Board (the "DAB"). Denials by the DAB may be appealed to United States district courts. As of December 31, 2025, we have approximately $12 million and $21 million in denied claims awaiting review at the ALJ and DAB levels, respectively. In addition, we have approximately $6 million in claims denied by the DAB pending review by United States district courts as of December 31, 2025.

Based on a number of factors, including prior experience in the appeals process, we record our estimates for pre-payment denials and for post-payment audit denials that will ultimately not be collected as a component of *Net operating revenues*. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements. We have in the past, and may again in the future, experience decreases in *Net operating revenues* and decreases in cash flow as a result of greater frequency of unfavorable resolution of denials or increasing unresolved denials and the associated increasing accounts receivable, which may in turn force us to change the patients we admit and conditions we treat. Any of these impacts could have an adverse effect on our financial position, results of operations, and liquidity.

Changes in our payor mix or the acuity of our patients could adversely affect our Net operating revenues or our profitability.

Many factors affect reimbursement rates for our services and, in turn, our revenues. These factors include the treating facility's urban or rural status, the length of stay, the payor and its applicable rate of reimbursement, and the patient's medical condition and impairment status (acuity). The reimbursement rates we receive from traditional Medicare fee-for-service are generally higher than those received from other payors, although the difference between traditional Medicare and Medicare Advantage payments for inpatient rehabilitation care has decreased in the last several years. Over the same period, we have seen a shift in the payor mix from traditional Medicare to Medicare Advantage and other managed care providers. Not only do Medicare Advantage and managed care payors generally pay us less, but we would expect bad debt to be higher for patients covered by Medicare Advantage and managed care as patients typically retain more payment responsibility under those arrangements. Additionally, the rate at which Medicare Advantage referrals are converted to admissions is lower than the rate for traditional Medicare.

In the past, we have experienced a shift to a slightly larger percentage of Medicaid patients, driven in part by the expansion of coverage consistent with the intent of the ACA and the expansion of coverage resulting from regulatory actions during the COVID-19 public health emergency. Medicaid reimbursement rates are almost always the lowest among those of our payors, and frequently Medicaid patients come to us with other complicating conditions that make treatment more difficult and costly. We cannot predict the growth of, or changes to, Medicaid.

Also, a shift to a lower average patient acuity typically results in lower reimbursement rates regardless of the payor. Both a shift in our payor mix away from Medicare fee-for-service and a shift to a lower patient acuity would likely adversely affect reimbursement. See the "Results of Operations—Net Operating Revenues" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*. We cannot predict the extent to which our payor mix may shift to lower reimbursement rate payors. We have in recent years experienced, and in the future may, experience shifts in our payor mix or the acuity of our patients that could adversely affect our reimbursement, *Net operating revenues,* and profitability.

Delays in collection or non-collection of our accounts receivable could adversely affect our business, financial position, results of operations, cash flows, and liquidity.

Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. Billing and collection of our accounts receivable are further subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by nongovernment payors. Our inability to bill and collect on a timely basis pursuant to these regulations and rules could subject us to payment delays that could have a material adverse effect on our business, financial position, results of operations, cash flows, and liquidity.

In addition, timing delays in billings and collections may increase our working capital burden. Working capital management, including prompt and diligent billing and collection, is an important factor in our financial position and results of operations and in maintaining liquidity. It is possible that Medicare, Medicaid, documentation support, system problems or other provider issues or industry trends, particularly with respect to newly acquired entities for which we have limited operational experience, may extend our collection period, which may materially adversely affect our working capital, and our working capital management procedures may not successfully mitigate this risk.

The timing of payments made under the Medicare and Medicaid programs is subject to governmental budgetary constraints, which may result in an increased period of time between submission of claims and subsequent payment under specific programs, most notably under the Medicare and Medicaid managed care programs, which in many cases pay claims significantly slower than traditional Medicare or state Medicaid programs do as a result of more complicated authorization, billing and collecting processes that are required by Medicare and Medicaid managed care programs. In addition, we may experience delays in reimbursement as a result of the failure to receive prompt approvals related to change of ownership applications for acquired or other facilities or from delays caused by our or other third parties' information system failures. Furthermore, the proliferation of Medicare and Medicaid managed care programs could have a material adverse impact on the results of our operations as a result of more complicated authorization, billing and collection requirements implemented by such programs.

A change in our estimates of collectability or a delay in collection of accounts receivable could adversely affect our results of operations and liquidity. The estimates are based on a variety of factors, including the length of time receivables are past due, significant one-time events, contractual rights, the nature of the underlying payment denials, and historical experience. In the fourth quarter of 2023, we recorded aggregate amount of $21.9 million in additional reserves for estimated uncollectible amounts associated with claims denied and appealed prior to 2023. The increase in reserves largely offset the accounts receivable associated with these claims. A delay in collecting our accounts receivable, or the non-collection of accounts receivable, including, without limitation, in connection with our transition and integration of acquired companies and the attendant movement of underlying billing and collection operations from legacy systems to future systems, could have a material negative impact on our results of operations and liquidity, and we could be required to record further impairment charges on our financial statements.

Efforts to reduce payments to healthcare providers undertaken by third-party payors, conveners, and referral sources could adversely affect our revenues and profitability.

Health insurers and managed care companies, including Medicare Advantage plans, may utilize certain third parties, known as conveners, and their own internal analytics to attempt to control costs. Conveners offer patient placement and care transition services to those payors as well as bundled payment participants, ACOs, and other healthcare providers with the intent of managing post-acute utilization and associated costs. Conveners may influence referral source decisions on which post-acute setting to recommend, as well as how long to remain in a particular setting. Given their focus on perceived financial savings, conveners customarily suggest that patients avoid higher acuity post-acute settings altogether or move as soon as practicable to lower acuity settings as those settings are reimbursed at lower rates due to the lower level of care they are required to provide. Conveners are not healthcare providers and may suggest a post-acute setting or duration of care that may not be appropriate from a clinical perspective potentially resulting in worse patient outcomes and costly acute-care hospital readmissions.

Medicare Advantage plans may use overly restrictive coverage determinations in the pre-authorization process to limit participating members' access to needed inpatient rehabilitative care. Medicare Advantage plans must provide coverage for inpatient rehabilitative care to the extent conventional Medicare does. However, in our experience, Medicare Advantage plans frequently deny coverage for inpatient rehabilitative care when the patients would have qualified for that care under conventional Medicare rules. Additionally, large Medicare Advantage plans have acquired home health operators. Those Medicare Advantage plans may attempt to shift patients who would benefit from intensive inpatient rehabilitation to home health in order to reduce costs to the plans in the near term.

We also depend on referrals from physicians, acute-care hospitals, and other healthcare providers in the communities we serve. As a result of various alternative payment models, many referral sources are becoming increasingly focused on reducing post-acute costs by eliminating post-acute care referrals or referring patients to perceived low-cost post-acute settings rather than rehabilitation hospitals, sometimes without understanding the potential impact on patient outcomes over an entire episode of care. Our ability to attract patients could be adversely affected if any of our hospitals fail to provide or maintain a reputation for providing high-quality care on a cost-effective basis as compared to other providers.

Quality reporting requirements could adversely affect the Medicare reimbursement we receive.

The focus on alternative payment models and value-based purchasing of healthcare services has led to more extensive quality of care reporting requirements. In many cases, the new reporting requirements are linked to reimbursement incentives. For example, under the ACA, CMS established new quality data reporting, effective October 1, 2012, for all IRFs. A facility's failure to submit the required quality data results in a two percentage point reduction to that facility's annual market basket increase factor for payments made for discharges in the subsequent Medicare fiscal year. Hospitals began submitting quality data to CMS in October 2012. To date, only two of our hospitals have experienced payment reductions, both for fiscal year 2025. We contested those two determinations and have not yet received final decisions.

The IMPACT Act mandated that CMS adopt several new quality reporting measures for the various post-acute provider types. The adoption of additional quality reporting measures to track and report will require additional time and expense and could materially affect reimbursement in the future. In healthcare generally, the burdens associated with collecting, recording, and reporting quality data are increasing. There can be no assurance our hospitals will meet quality reporting requirements or quality performance in the future. Failure to do so will result in any associated hospital seeing a reduction in its Medicare reimbursement. Regardless, we, like other healthcare providers, are likely to incur additional expenses in an effort to comply with additional and changing quality reporting requirements.

Other Regulatory Risks

The ongoing evolution of the healthcare delivery system, including alternative payment models and value-based purchasing initiatives, in the United States may significantly affect our business and results of operations.

The healthcare industry in general is facing regulatory uncertainty around attempts to improve outcomes and reduce costs, including coordinated care and integrated payment models. In an integrated payment model, hospitals, physicians, and other care providers are reimbursed in a fashion meant to encourage coordinated healthcare on a more efficient, patient-centered basis. These providers are then paid based on the overall value and quality (as determined by outcomes) of the services they provide to a patient rather than the number and nature of services they provide. While this is consistent with our goal and proven track record of being a high-quality, cost-effective provider, broad-based implementation of a new payment model would represent a significant evolution or transformation of the healthcare industry, which may have a significant impact on our business and results of operations.

In recent years, HHS has been studying the feasibility of bundling, including conducting a voluntary, multi-year bundling pilot program to test and evaluate alternative payment methodologies. CMS' voluntary Bundled Payments for Care Improvement Advanced ("BPCI Advanced") initiative began October 1, 2018, ran through December 31, 2025, and covered 29 types of inpatient, three types of outpatient clinical episodes, and two multi-setting clinical episodes, including stroke and hip fracture. Providers participating in BPCI Advanced are subject to a semi-annual reconciliation process where CMS compares the aggregate Medicare expenditures for all items and services included in a clinical episode against the target price for that type of episode to determine whether the participant is eligible to receive a portion of the savings, or is required to repay a portion of the payment above target. Accordingly, reimbursement may be increased or decreased, compared to what would otherwise be due, based on whether the total Medicare expenditures and patient outcomes meet, exceed or fall short of the targets. BPCI Advanced did not have a material impact on our hospitals.

Similarly, CMS has established, per the ACA, several separate ACO programs. The largest is the Medicare Shared Savings Program ("MSSP"), a voluntary ACO program in which hospitals, physicians, and other care providers pursue the delivery of coordinated healthcare on a more efficient, patient-centered basis. Conceptually, ACOs receive a portion of any savings generated above a certain threshold from care coordination as long as benchmarks for the quality of care are maintained. Under the MSSP, there are two ACO tracks from which participants can choose. Each track offers a different degree to which participants share any savings realized or any obligation to repay losses suffered. The ACO rules adopted by CMS are extremely complex and remain subject to further refinement by CMS.

On November 16, 2015, CMS published its final rule establishing the Comprehensive Care for Joint Replacement ("CJR") payment model, which holds acute-care hospitals accountable for the quality of care they deliver to Medicare fee-for-service beneficiaries for lower extremity joint replacements (i.e., knees and hips) from surgery through recovery. The CJR originally was mandatory for the acute-care hospitals in the 67 geographic areas covered. On November 30, 2017, CMS issued a final rule making the CJR voluntary in 33 of those areas. The CJR model's original five-year term ended in December 2020, but CMS extended the model through 2024 for most providers in the 34 geographic areas with mandatory participation. Under CJR, healthcare providers in the mandatory participation areas are paid under existing Medicare payment systems. However, CMS holds the acute-care hospital where a joint replacement takes place accountable for the quality and costs of care for the entire episode of care — from the time of the original admission through 90 days after discharge. Depending on the quality and cost performance during the entire episode, the acute-care hospital may receive an additional payment or be required to repay Medicare a portion of the episode costs. As a result, CMS believes acute-care hospitals are incented to work with physicians and post-acute care providers to ensure beneficiaries receive the coordinated care they need in an efficient manner. Acute-care hospitals participating in the CJR model may enter into risk-sharing financial arrangements with post-acute providers, including IRFs. CJR did not have a material impact on our hospitals.

On August 1, 2024, CMS published its final rule establishing the Transforming Episode Accountability Model ("TEAM"). This five-year mandatory model began January 1, 2026 and ends on December 31, 2030. The model seeks to test whether 30-day episode-based payments for five common surgical procedures will reduce Medicare expenditures without lowering quality of care. The five procedures are: lower extremity joint replacement, surgical hip femur fracture treatment, spinal fusion, coronary artery bypass graft, and major bowel procedures. All acute-care hospitals located in the 189 markets selected will be required to participate in TEAM. Based on 2024 Medicare discharge data, approximately 2% of our total discharges were associated with the five procedures in the markets covered by the model. Under TEAM, healthcare providers in those markets are paid under existing Medicare payment systems. CMS will hold the acute-care hospital where these procedures take place accountable for the quality and costs of care for the entire episode of care — from the time of the original admission through 30 days after an acute-care discharge. Acute healthcare providers will receive a target price based on all non-excluded Medicare Parts A & B items and services included in an episode. Depending on the quality and cost performance during the entire episode, the acute-care hospital may receive an additional payment or, beginning in the second year, be required to repay a portion of the episode costs that exceed the target price. Before taking into account quality of care and outcomes, for each of the five procedures in TEAM, the 30-day average total spend in 2024 where an IRF stay followed the acute-care discharge exceeded the corresponding target price established by CMS.

HHS and CMS continue to explore ways to encourage and facilitate increased participation in alternative payment models and value-based purchasing initiatives. Broad-based implementation of a new payment model would represent a significant transformation for us and the healthcare industry generally. The nature and timing of the evolution or transformation of the current healthcare system to coordinated care delivery and integrated payment models and value-based purchasing remain uncertain. The development of new delivery and payment systems will almost certainly take significant time and expense. Many of the alternative approaches, including those discussed above, being explored may not work or could change substantially prior to any nationwide implementations. While only a small percentage of our business currently is subject to the alternative payment models discussed above, we cannot be certain these models will not be expanded or made standard or new models will not be implemented broadly.

Additionally, as the number and types of bundling, direct contracting, and ACO models increase, the number of Medicare beneficiaries who are treated in one of the models increases. Our willingness or inability to participate in integrated payment and other alternative payment models and the referral patterns of other providers participating in those models may limit our access to Medicare patients who would benefit from treatment in inpatient rehabilitation hospitals. In an attempt to reduce costs or increase reimbursements, referral sources may seek to discourage referrals to IRFs or post-acute care all together. To the extent that acute-care hospitals participating in those models do not perceive our quality of care or cost efficiency favorably compared to alternative post-acute providers, we may experience a decrease in volumes and *Net operating revenues*, which could adversely affect our financial position, results of operations, and cash flows. For further discussion of coordinated care and integrated payment models and value-based purchasing initiatives, the associated challenges, and our efforts to respond to them, see the "Executive Overview—Key Challenges—Changes in Medicare Reimbursement and Regulatory Requirements for Operating IRFs" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*.

Other legislative and regulatory initiatives and changes affecting the industry could adversely affect our business and results of operations.

In addition to the legislative and regulatory actions that directly affect our reimbursement rates or further the evolution of the current healthcare delivery system, other legislative and regulatory changes affect healthcare providers like us from time to time. For example, the ACA expanded the federal Anti-Kickback Law and the False Claims Act (the "FCA") increasing compliance scrutiny in the healthcare industry generally. Those changes included additional resources for enforcement, lowered burden of proof for the government in healthcare fraud matters, expanded definition of claims under the FCA, enhanced penalties, and increased rewards for relators in successful prosecutions. CMS may also suspend payment for claims prospectively if, in its opinion, credible allegations of fraud exist. The initial suspension period may be up to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the HHS-OIG or DOJ. Any such suspension would adversely affect our financial position, results of operations, and cash flows.

Some states in which we operate have also undertaken, or are considering, healthcare reform initiatives that address similar issues. While many of the stated goals of other federal and state reform initiatives are consistent with our own goal to provide care that is high-quality and cost-effective, legislation and regulatory proposals may lower reimbursements, increase the cost of compliance, decrease patient volumes, promote frivolous or baseless litigation, and otherwise adversely affect our business. We cannot predict what healthcare initiatives, if any, will be enacted, implemented or amended, or the effect any future legislation or regulation will have on us.

On December 14, 2020, CMS announced the proposal of a five-year review choice demonstration for inpatient rehabilitation services (the "RCD"). In August 2023, IRFs located in Alabama began participation in RCD. On June 17, 2024, CMS expanded RCD to include IRFs located in Pennsylvania and billing to a certain MAC. We do not bill to that MAC, so we are not subject to the program in Pennsylvania at this time. In December 2025, CMS announced the expansion of RCD to Texas and California, effective March 2, 2026 and May 1, 2026, respectively. With the expansion to those two states, we expect 33 of our current inpatient rehabilitation hospitals (representing approximately 11.9% of our IRF Medicare claims) to be subject to RCD. After the initial four states, CMS intends to expand the demonstration to include additional IRFs based on the MAC to which those IRFs submit claims. There are no details of that expansion at this time.

Under the RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of Medicare claims submitted to demonstrate compliance with applicable coverage and clinical documentation requirements. We elected the pre-claim review option for our IRFs in Alabama for the first cycle. Under the pre-claim review choice, services can begin prior to the submission of the review request and continue while the decision is being made. The pre-claim review request with required documentation must be submitted, reviewed, and approved before the final claim is paid. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. The opt-out validation percentages for the first, second, and third cycles were 80% or greater, 85% or greater and 90% or greater, respectively. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a statistically valid random sample. Our claim validation rate for the first cycle ending in February 2024 exceeded the 80% threshold at all participating hospitals. For the second cycle, which began on May 1, 2024, we elected not to opt out, so our hospitals in Alabama remained subject to the 100% pre-claim review. None of our hospitals in Alabama achieved the opt-out claim validation rate for the second or third cycles ending in October 2024 and June 2025, respectively. We believe many of the non-affirmations in these cycles were based on application of improper standards or requirements that directly conflict with the Medicare coverage criteria for IRFs. We have engaged, and will continue to engage, with the MAC and CMS to ensure the review process is consistent with existing rules, regulations and statutes. In the fourth cycle which began September 1, 2025, the affirmation rate required to opt-out remains 90% or greater. Given the inconsistent review process applied by the MAC across the previous cycles, we cannot predict the impact, if any, RCD may have on the collectability of our Medicare claims over its five-year term. We may ultimately experience decreases in *Net operating revenues* and in cash flow, or we may incur costs associated with patient care for which the Medicare claim is subsequently denied, any of which could have an adverse effect on our financial position, results of operations, and liquidity.

In January 2020, the HHS-OIG announced an audit to review incentives under the IRF-PPS to discharge patients prematurely to home health agencies. Following this audit, the HHS-OIG announced in December 2021 its recommendation to CMS to establish an IRF transfer payment policy for early discharges to home health care in which the IRF would only receive a per diem rate in lieu of the full case-mix payment. The HHS-OIG estimated the policy could have reduced total Medicare payments to IRFs in 2017 and 2018 by between 6% and 7%. The CMS proposed rule for fiscal year 2023 for the IRF-PPS included a request for comment on a potential change that could be included in future rulemaking. Based on the HHS-OIG report, CMS noted it was considering whether to modify the IRF transfer payment policy to reduce reimbursement for early discharges to home health, similar to how early discharges to acute-care hospitals, skilled nursing facilities, long-term acute-care hospitals, or another IRF, are currently treated under the IRF-PPS. In the final IRF-PPS rule for 2023, CMS acknowledged industry comments on the policy and noted those comments would be taken under advisement for future rulemaking, but neither the proposed nor the final rulemaking for fiscal years 2024, 2025, or 2026 made reference to a change in the IRF transfer payment policy.

We cannot predict what legislative or regulatory reforms or changes, if any, will ultimately be proposed, enacted, or implemented, or the timing or effect any of those changes or reforms will have on us. If enacted, they may be challenging for all providers and have the effect of limiting Medicare beneficiaries' access to healthcare services and could have a material adverse impact on our *Net operating revenues*, financial position, results of operations, and cash flows. For additional discussion of healthcare reform and other factors affecting reimbursement for our services, see Item 1, *Business*, "Regulatory and Reimbursement Challenges" and "Sources of Revenues—Medicare Reimbursement."

Compliance with the extensive laws and government regulations applicable to healthcare providers requires substantial time, effort and expense, and if we fail to comply with them, we could suffer penalties or be required to make significant changes to our operations.

Healthcare providers are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, enrollments, and accreditation;

- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);

- coding and billing for services;

- requirements of the "60% Rule" applicable to inpatient rehabilitation facilities;

- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

- quality of medical care;

- use and maintenance of medical supplies and equipment;

- maintenance and security of patient information and medical records;

- minimum staffing;

- acquisition and dispensing of pharmaceuticals and controlled substances;

- pricing transparency and similar consumer protection rules; and

- disposal of medical and hazardous waste.

The "60% Rule" is a Medicare requirement that at least 60% of an IRF's patients must have a diagnosis or qualifying comorbidity from at least one of 13 specified medical conditions that typically require intensive therapy and supervision, such as stroke, brain injury, hip fracture, certain neurological conditions, and spinal cord injury. From time to time CMS has adopted changes in the medical conditions that presumptively count toward the 60% compliance threshold to qualify for reimbursement as an IRF. If a facility does not demonstrate compliance with the 60% Rule by either the presumptive method or through a review of medical records, then its classification as an IRF may be terminated by CMS causing the facility to be paid under the acute-care payment system which would result in reduced reimbursement per discharge. If one or more of our hospitals fails to demonstrate compliance with the 60% Rule and CMS re-classifies it as an acute-care hospital, our revenue and profitability may be materially and adversely affected.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements. Those changes could also affect reimbursements as well as future compliance, training, and staffing costs.

Of note, the HHS-OIG periodically updates a work plan that identifies areas of compliance focus. In recent years, the HHS-OIG work plans for IRFs have focused on, among other items, the appropriate utilization of concurrent and group therapy, adverse and temporary patient harm events, and billing error rates for IRFs. In September 2018, the HHS-OIG released a report purporting to identify a high error rate (approximately 80% of claims) among inpatient rehabilitation hospital admissions in a small sample of 220 claims. Based on its findings, the HHS-OIG extrapolated the error rate to the universe of inpatient rehabilitation claims and, among other things, recommended reevaluation of the IRF-PPS. However, that HHS-OIG report involved an extremely small sample size, was not a random sample of cases, included some citations to coverage requirements that did not match actual regulations, appeared to conflate technical documentation requirements with medical necessity determinations, and was at odds with actual MAC reviews of claims during that same timeframe which found substantially lower error rates. On September 15, 2022, the HHS-OIG updated its work plan to conduct a nationwide audit of IRF claims in order to determine the extent to which CMS could clarify the Medicare IRF claim payment criteria. We expect the HHS-OIG to issue a report on this in 2026. An HHS-OIG work plan, audit or similar future efforts could result in proposed changes to the payment systems for providers or increased denials of Medicare claims for patients notwithstanding the referring physicians' judgment that treatment is appropriate.

As the recent HHS-OIG work plans demonstrate, the clarity and completeness of each patient medical file, some of which is the work product of a physician not employed by us, are essential to demonstrating our compliance with various regulatory and reimbursement requirements. For example, to support the determination that a patient's IRF treatment was medically necessary, the file must contain, among other things, an admitting physician's assessment of the patient as well as a post-admission assessment by the treating physician and other information from clinicians relating to the plan of care and the therapies being provided. These physicians are not employees. They exercise independent medical judgment. We and our hospital medical directors, who are independent contractors, provide training on a regular basis to the physicians who treat patients at our hospitals regarding appropriate documentation. However, we ultimately do not and cannot control the physicians' medical judgment. In connection with subsequent payment audits and investigations, there can be no assurance as to what opinion a third party may take regarding the status of patient files or the physicians' medical judgment evidenced in those files.

On March 4, 2013, we received document subpoenas from an office of the HHS-OIG addressed to four of our hospitals. On April 24, 2014, we received document subpoenas relating to an additional seven of our hospitals. Those subpoenas requested documents, including copies of patient medical records, related to reimbursement claims submitted during periods ranging from January 2008 through December 2013. The associated investigation led by DOJ was based on whistleblower claims of alleged improper or fraudulent claims submitted to Medicare and Medicaid and requested documents and materials relating to practices, procedures, protocols and policies of certain pre- and post-admissions activities at these hospitals including marketing functions, pre-admission screening, post-admission physician evaluations, patient assessment instruments, individualized patient plans of care, and compliance with the Medicare 60% rule. We settled the DOJ investigation, together with the related *qui tam* or whistleblower lawsuits, in 2019 for a total payment of $48 million, and we expressly denied any wrongdoing. In return for the settlement payment, the plaintiffs dismissed with prejudice their pending *qui tam* claims, and DOJ provided Encompass Health and all its subsidiaries with a release from civil liability.

Although we have invested, and will continue to invest, substantial time, effort, and expense in implementing and maintaining training programs as well as internal controls and procedures designed to ensure regulatory compliance, we have in the past been, and could in the future be, required to return portions of reimbursements for discharges alleged after the fact to have not been appropriate under the applicable reimbursement rules and change our patient admissions practices going forward. We could also be subjected to other liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs, which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement or debt instruments.

Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. In the past few years, DOJ and HHS as well as federal lawmakers have significantly increased efforts to ensure strict compliance with various reimbursement related regulations as well as combat healthcare fraud. DOJ has pursued and recovered record amounts based on alleged healthcare fraud. The increased enforcement efforts have frequently included aggressive arguments and interpretations of laws and regulations that pose risks for all providers. For example, the federal government and individual relators have increasingly asserted that incidents of erroneous billing or record keeping may represent violations of the FCA. Human error and oversight in record keeping and documentation, particularly where those activities are the responsibility of non-employees, are always a risk in business, and healthcare providers and independent physicians are not immune to this risk. Additionally, the federal government has been willing to challenge the medical judgment of independent physicians in determining issues such as the medical necessity of a given treatment plan. Furthermore, the federal government has increasingly asserted that violations of laws not directly related to Medicare billing, such as anti-kickback and anti-discrimination laws, represent FCA violations, which typically carry higher monetary penalties.

Settlements of alleged violations or imposed reductions in reimbursements, substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.

The use of sub-regulatory guidance, statistical sampling, and extrapolation by CMS, Medicare contractors, HHS-OIG, and DOJ to deny claims, expand enforcement claims, and advocate for changes in reimbursement policy increases the risk that we could experience reduced revenue, suffer penalties, or be required to make significant changes to our operations.

Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Our ability to operate in a compliant manner impacts the claims denials, compliance enforcement, and regulatory processes discussed in other risks above. The federal government's reliance on sub-regulatory guidance, such as handbooks, FAQs, internal memoranda, and press releases, presents a unique challenge to compliance efforts. Such sub-regulatory guidance purports to explain validly promulgated regulations but often expands or supplements existing regulations without constitutionally and statutorily required notice and comment and other procedural protections. Without procedural protections, sub-regulatory guidance poses a risk above and beyond reasonable efforts to follow validly promulgated regulations, particularly when the agency or MAC seeking to enforce such sub-regulatory guidance is not the agency or MAC issuing the guidance and therefore not as familiar with the substance and nature of the underlying regulations or even clinical issues involved.

Additionally, the federal government is increasingly turning to statistical sampling and extrapolation to expand claims denials and enforcement efforts and advocate for changes in reimbursement policy. Through sampling and extrapolation, the government takes a review of a small number of reimbursement claims and generalizes the results of that review to a much broader universe of claims, which can result in significant increases in the aggregate number and value of claims at issue. Increasing use of extrapolation can be found in payment review audits, such as those conducted by RACs and UPICs. In addition to payment reviews, government agencies may allege compliance violations, including submission of false claims, based on sampling and extrapolation and seek to change reimbursement policy. For example, the HHS-OIG issued a report in September 2018 purporting to identify a high error rate (approximately 80% of claims) among inpatient rehabilitation hospital admissions in a small sample of 220 claims. Based on its findings, the HHS-OIG extrapolated the error rate to the universe of inpatient rehabilitation claims and, among other things, recommended reevaluation of the IRF-PPS. However, the HHS-OIG report involves an extremely small sample size, is not a random sample of cases, includes incorrect references to coverage requirement regulations, appears to conflate technical documentation requirements with medical necessity determinations, and is at odds with actual MAC reviews of claims during that same timeframe which found substantially lower error rates. Notwithstanding the technical statistical flaws that can arise in sampling small groups of claims and the extremely problematic nature of extrapolation in the context of individualized decisions of medical judgment as some courts have noted, sampling and extrapolation pose a growing risk to healthcare providers in the form of more significant claims of overpayments and increased legal costs to defend against these problematic regulatory practices. The Fifth Circuit Court of Appeals has ruled in favor of CMS and affirmed the application of extrapolation errors identified in a sample of claims to support larger claims for overpayment. As discussed under "Reimbursement Risks" above, we are currently challenging, among other things, the use of extrapolation in a 2017 UPIC audit. Any associated loss of revenue or increased legal costs could materially and adversely affect our financial position, results of operations, and cash flows.

Efforts to comply with regulatory mandates to increase the use of electronic health data and health system interoperability may lead to enforcement and negative publicity which could adversely affect our business.

For many years, a primary focus of the healthcare industry has been to increase the use of electronic health records, or "EHR," and the sharing of the health data among providers, payors and other members of the industry. The federal government has been a significant driver of that initiative through rules and regulations. In 2009, as part of the Health Information Technology for Economic and Clinical Health ("HITECH") Act, the federal government set aside $27 billion of incentives for acute-care hospitals and other providers, not including IRFs, to adopt EHR systems. In 2020, CMS and HHS's Office of the National Coordinator for Health IT ("ONC") finalized policy changes implementing interoperability, information blocking, and patient access provisions of the 21st Century Cures Act and supporting the MyHealthEData initiative, designed to allow patients to access their health claims information electronically through the application of their choosing. The companion rules regulate the way in which healthcare providers, health information technology developers, health information exchanges/health information networks ("HIEs/HINs"), and health plans share patient information. For example, the ONC rule prohibits healthcare providers, health IT developers, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information, also known as "information blocking." The ONC rule also requires regulated actors to respond to requests for electronic health information in the content and manner requested, with some exceptions. Noncompliance with ONC's and CMS' health information access rules can result in civil monetary penalties, exclusion from participation in federal health care programs and other appropriate "disincentives," including reductions in Medicare reimbursements. The United States Department of Health and Human Services Office of Civil Rights ("HHS-OCR") patient right of access initiative, which has similar objectives to the ONC initiative, such as promoting and enforcing patient access to health information, has led to dozens of settlements of enforcement actions.

The goals of increased use of electronic health data and interoperability are improved quality of care and lower healthcare costs generally. However, increased use of electronic health data and interoperability inherently magnifies the risk of security breaches involving that data and information systems used to share it, which risk is discussed under "Other Operational Risks" below. Additionally, interoperability and the sharing of health information have received increasingly negative publicity. There is at least one well publicized instance where organizations received significant negative publicity for sharing health data despite having appeared to comply in all respects with privacy law. There can be no assurance that our efforts to improve the

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care we deliver and to comply with the law through increasing use of electronic data and system interoperability will not receive negative publicity that may materially and adversely affect our ability to get patient referrals or enter into joint ventures with other providers or may lead to greater regulatory scrutiny. Negative publicity may also lead to federal or state regulation that conflicts with current federal policy and interferes with the healthcare industry's efforts to improve care and reduce costs through use of electronic data and interoperability.

If any of our hospitals fail to comply with the Medicare enrollment requirements or conditions of participation, that hospital could be terminated from the Medicare program.

Each of our hospitals must comply with extensive enrollment requirements and conditions of participation for the Medicare program. If any of our hospitals fail to meet any of the Medicare enrollment requirements or conditions of participation, we may receive a notice of deficiency from the applicable survey agency or contractor, as applicable. If that hospital then fails to institute an acceptable plan of correction and correct the deficiency within the applicable correction period, it could lose the ability to bill Medicare. A hospital could be terminated from the Medicare program if it fails to address the deficiency within the applicable correction period. If CMS terminates one hospital, it may increase its scrutiny of others under common control. From time to time, we have individual hospitals that receive notices of deficiency, some of which are triggered by adverse care incidents or patient complaints. To date, we have addressed those as they have arisen, and we have not experienced a termination.

In September 2019, CMS released a final rule adding additional provider enrollment provisions and creating several new revocation and denial authorities in an attempt to bolster CMS' efforts to prevent waste, fraud and abuse. This rule requires Medicare and Medicaid providers and suppliers to disclose any current or previous (in the last five years), direct or indirect affiliation with a provider or supplier that has ever had a disclosable event. A disclosable event is any uncollected debt to Medicare or Medicaid, payment suspension under a federal health care program, denial, revocation or termination of enrollment (even if it is under appeal), or exclusion by the HHS-OIG from participation in a federal health care program. The rule also broadens the definition of an affiliation, including many indirect ownership or control situations such as ownership interests in a publicly traded company. If CMS determines an affiliation with a disclosable event poses an undue risk of fraud, waste or abuse, then the provider reporting that affiliation may be subject to exclusion from Medicare. Currently, information regarding uncollected debt, payment suspensions and enrollment actions are not generally available, so obtaining such information on affiliates could prove difficult or impossible in some situations.

Under this rule, CMS may revoke a provider's Medicare enrollment, including all of the provider's locations, if the provider bills for services performed at, or items furnished from, one location that it knew or should have known did not comply with Medicare enrollment requirements, including making the disclosures discussed above. CMS has the ability to prevent applicants from enrolling in the program for up to three years if a provider is found to have submitted false or misleading information in its initial enrollment application. Additionally, CMS can now block providers and suppliers who are revoked from re-entering the Medicare program for up to 10 years. CMS may also revoke a provider's enrollment if it fails to report on a timely basis any change in ownership or control, revocation or suspension of a federal or state license or certification, or any other change in its enrollment data.

Any termination of one or more of our hospitals from the Medicare program for failure to satisfy the enrollment requirements or conditions of participation could materially adversely affect our business, financial position, results of operations, and cash flows.

If we are found to have violated applicable privacy and information security laws and regulations or our contractual obligations, we could be subject to sanctions, fines, damages and other civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, financial position, results of operation and liquidity.

There are a number of federal, state and local laws, rules and regulations, as well as contractual obligations, relating to the protection, collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information, including protected health information ("PHI"), such as patient medical records. There are also foreign laws, rules and regulations that address these matters and have extraterritorial application. We do not believe we are currently subject to these non-United States regulatory regimes but that could change in the future. Existing laws and regulations are constantly evolving, and new laws and regulations that apply to our business are being enacted at every level of government in the United States. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our affiliates and other parties with whom we conduct business. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our business. We monitor legal developments in data privacy and security regulations at the local, state and federal level, however, the regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

The management of PHI is subject to several regulations at the federal level, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the HITECH Act. The HIPAA privacy and security regulations protect medical records and other PHI by limiting their use and disclosure, giving individuals the right to access, amend, and seek accounting of their own health information, and limiting most uses and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. The HITECH Act strengthened HIPAA enforcement provisions and authorized state attorneys general to bring civil actions for HIPAA violations. It also permits HHS to conduct audits of HIPAA compliance and impose significant civil monetary penalties even if we did not know and could not reasonably have known about a violation. If we are found to have violated the HIPAA privacy or security regulations or other federal or state laws protecting the confidentiality of patient health or personal information, including but not limited to the HITECH Act, we could be subject to litigation, sanctions, fines, damages and other civil or criminal penalties, which could increase our liabilities, harm our reputation, and have a material adverse effect on our business, financial position, results of operations and liquidity.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PHI. In recent years, many states have implemented privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of personally identifiable information, which may include PHI. These laws in many cases are more restrictive or impose more obligations than, and are not preempted by, the HIPAA rules, apply to employees and business contacts as well as patients, and may be subject to new and varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. We expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection and information security proposed and enacted in various jurisdictions. The U.S. Congress has considered, but not yet passed, several comprehensive federal data privacy bills over the past few years, such as the CONSENT Act, which was intended to be similar to the landmark 2018 European Union General Data Protection Regulation. We expect federal data privacy laws to continue to evolve.

In the absence of comprehensive federal laws on data privacy and artificial intelligence, there is increased focus at the state and local level on regulating the collection, storage, use, retention, security, disclosure, transfer and other processing of confidential, sensitive and personal information and the use of artificial intelligence. In recent years, we have seen significant changes to data privacy and artificial intelligence regulations across the United States. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may conflict with each other, which significantly complicates compliance efforts.

In addition, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require us to notify patients, employees, third parties, regulators and the general public in the event of unauthorized access to or disclosure of personal or confidential information experienced by us or our service providers. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states frequently amend existing laws, requiring attention to changing regulatory requirements.

We also may be contractually required to notify patients or other counterparties of a security breach. Although we have contractual protections with many of our service providers, any actual or perceived security breach could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach, including defending class action litigation. Any contractual protections we have from our service providers may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards.

Complying with these various laws, rules, regulations and standards could cause us to incur substantial costs that are likely to increase over time, require us to change our business practices in a manner adverse to our business, divert resources from other initiatives and projects, and restrict the way products and services involving data are offered, all of which may have a material adverse effect on our business. Given the rapid development of cybersecurity, data privacy, and artificial intelligence laws, we expect to encounter inconsistent interpretation and enforcement of these laws and regulations, as well as frequent changes to these laws and regulations which may expose us to significant penalties or liability for noncompliance, the possibility of fines, lawsuits (including class action privacy litigation), regulatory investigations, criminal or civil sanctions, audits, adverse media coverage, public censure, other claims, significant costs for remediation and damage to our reputation, or otherwise have a material adverse effect on our business and operations. Any allegations of a failure to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security and the use of artificial intelligence, could result in additional cost and liability to us, damage our relationships with patients and business partners and have a material adverse effect on our business.

We make public statements about our use and disclosure of personal information through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation about patient privacy, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Moreover, from time to time, concerns may be expressed about whether our services or business practices, including the use of artificial intelligence, compromise the privacy of patients and others. Any concerns about our data privacy and security practices, even if unfounded, could damage the reputation of our businesses, discourage potential patients from seeking our services and have a material adverse effect on our business.

We are subject to federal, state and local laws and regulations that govern our employment practices, including minimum wage, overtime, living wage and paid-time-off requirements. Failure to comply with these laws and regulations, or changes to these laws and regulations that increase our employment-related expenses, could adversely impact our operations.

We are required to comply with all applicable federal, state and locals laws and regulations relating to employment, including occupational safety and health requirements, minimum staffing, wage and hour, overtime and other compensation requirements, employee benefits and other leave and sick pay requirements, proper classification of workers as employee or independent contractors, and immigration and equal employment opportunity laws, among others. These laws and regulations can vary significantly among jurisdictions, can change, and can be highly technical and involve strict liability for noncompliance with a seemingly mundane technical detail. Costs and expenses related to these requirements are a significant operating expense and may increase as laws and regulations change. From time to time, we have been, and expect to continue to be, subject to regulatory proceedings and private litigation, including putative class and collective action lawsuits, concerning our application of various laws, rules and regulations governing employment practices, including wage and hour claims. Some of these actions involve large demands, as well as substantial defense costs. Any failure to comply with these employment-related legal requirements can result in significant penalties or litigation exposure and could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The pricing transparency and similar consumer protection rules could adversely affect our business and results of operations.

The CMS hospital price transparency rule requires hospitals to publish on the internet in a consumer-friendly format their standard charges based on negotiated rates for all items and services and up to 300 common shoppable services. Shoppable services are those routinely provided in non-urgent situations and include those ancillary services that customarily accompany the primary service being provided. The charges for an individual item or service to be published include:

- gross charge (charge as reflected on a hospital's chargemaster, absent any discounts),

- payer-specific negotiated charge (charge negotiated with a third party payer for an item or service),

- de-identified minimum negotiated charge (lowest charge negotiated with all third-party payers),

- de-identified maximum negotiated charge (highest charge negotiated with all third-party payers), and

- discounted cash price (charge that applies to an individual who pays cash).

Effective July 1, 2024, CMS finalized a requirement for hospitals to display their standard charge information by conforming to a CMS template layout, data specifications, and data dictionary, and to improve accessibility of the data on their websites. Hospitals are required to encode standard charge information in the CMS templates. This transparency rule imposes significant initial and ongoing burdens on hospitals to track and publish various billing information. In the event a hospital fails to comply with the new requirements and does not complete the prescribed corrective action, CMS may impose a civil monetary penalty of between $300 and $5,500 per day. The maximum penalty for violations is more than $2 million per hospital.

The federal No Surprises Act imposes additional price transparency requirements, including requiring hospitals to send uninsured or self-pay patients a good faith estimate of the expected charges for treatments, including for attending physicians billing separately, prior to the scheduled stay or upon request. If an uninsured or self-pay patient receives a bill that is substantially greater than the expected charges in the estimate or the provider furnishes an item or service that was not included in the estimate, the patient may initiate a patient-provider dispute resolution process established by regulation. Additionally, HHS may impose penalties of up to $10,000 per violation of the No Surprises Act.

In January 2026, President Trump announced his intent to advance a healthcare bill to further pricing transparency. Many states have also passed or are debating legislation establishing price transparency websites, mandating that health plans or hospitals make price information available to consumers, or prohibiting practices associated with surprise billing. These requirements and restrictions vary from state to state. We cannot predict what the adverse effects, if any, of new federal or state pricing transparency and other consumer protection laws or regulations, such as the effect on relations with managed care payors and referral sources, may be for us. Our failure to maintain compliance with these rules could adversely affect our financial position, results of operations, and cash flows.

Other Operational Risks

The proper function, availability, and security of our information systems are critical to our business and failure to maintain proper function, availability, or security of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are and will remain dependent on the proper function, availability and security of our and third-party information systems, including our electronic clinical information system, referred to as ACE-IT, which plays a substantial role in the operations of the hospitals, and on the cloud and other information technology service providers we directly and indirectly use. We undertake measures to protect the safety and security of our information systems and the data maintained within those systems, and we periodically test the adequacy of our security, business continuity, and disaster recovery measures. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access to that data, which includes patient information subject to the protections of HIPAA and the HITECH Act and other sensitive information. For additional discussion of these laws see Item 1, *Business*, "Regulation" and our cybersecurity program see Item 1C, *Cybersecurity*.

We expend significant capital to protect against cybersecurity threats, including denial of service attacks, email phishing schemes, hacking, advanced persistent threats, malware, and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by breaches, including the unauthorized access to or theft of patient data and protected health information stored in our information systems and the introduction of computer malware or ransomware to our systems. We also provide our employees annual training and regular reminders on important measures they can take to prevent breaches and other cyber threats, including phishing schemes. We routinely identify attempts to gain unauthorized access to our systems. However, given the rapidly evolving nature and proliferation of cyber threats, there can be no assurance our training and network security measures or other controls will detect, prevent or remediate security or data breaches in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations. For example, it has been widely reported that many well-organized international interests, in certain cases with the backing of sovereign governments, are targeting the theft of patient information and the disruption of healthcare services through the use of advanced persistent threats and ransomware attacks. In recent years, a number of hospitals and hospital systems have reported being victims of ransomware attacks in which they lost access to their systems, including clinical systems, during the course of the attacks. Large, national healthcare systems have reported ransomware attacks that forced their facilities to operate without access to information systems for some time and, to some extent, inhibited their ability to admit patients. We are likely to face attempted attacks in the future. Accordingly, we may be vulnerable to losses associated with the improper functioning, breach or unavailability of our and our vendors' information systems, including systems used in acquired operations, and third-party systems we use.

Threat actors continue to attempt to exploit commonly used software and services to gain remote access to a large number of the information systems of the businesses using the software and services. For example, in December 2021, widespread exploitation of a vulnerable logging software installed within commonly used applications, services, and websites gave threat actors the ability to execute code remotely and potentially take control of affected systems. In May 2023, an international ransomware group began exploiting a vulnerability in a prevalent enterprise file transfer tool allowing the group to steal data from thousands of government, public, and business organizations worldwide.

Generally, we, working with our cybersecurity vendors, attempt to monitor various channels and sources to identify vulnerabilities and threats in both third-party vendor software and services as well as our own systems and to mitigate the risks promptly. We also routinely work with industry and governmental cybersecurity partners to identify and combat cyber threats, which are particularly acute in the healthcare industry. When we become aware of threats, we undertake forensic investigations of our systems using all the indicators of compromise identified by leading security experts. Our forensic analysis to date has discovered no indicators of compromise. There can be no assurance that we will identify or adequately mitigate all threats to our systems, particularly in light of the number of well-funded and organized threat actors working to attack healthcare providers and the possibility of zero-day vulnerabilities and exploits yet to be identified.

To date, we are not aware of having experienced a material compromise from a cyber breach or attack. However, given the increasing cybersecurity threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption, theft, or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, ability to admit patients, financial position, and results of operations and harm our business reputation. Moreover, a security breach, or threat thereof, could require that we expend significant resources to repair or improve our information systems and infrastructure and could distract management and other key personnel from performing their primary operational duties. In the case of a material breach or cyber attack, the associated expenses and losses may exceed our current insurance coverage for such events. Some adverse consequences may not be insurable, such as reputational harm and third-party business interruption. Failure to maintain proper function, security, or availability of our information systems or protect our data against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows. In addition, costs, unexpected problems, and interruptions associated with the implementation or transition to new systems or technology or with adequate support of those systems or technology across numerous hospitals could have a material adverse effect on our business, financial position, results of operations, and cash flows.

The failure of our business partners and vendors to maintain the proper function, availability, or security of their information systems or to protect against unauthorized access could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Our business involves sharing of protected health information and other sensitive information among employees and with third-parties, including acute-care hospitals, which are typically referral sources, healthcare service and information vendors, and the federal government, our primary payor. In fact, federal laws and regulations require interoperability among healthcare entities in many circumstances. The use by our employees and healthcare partners of portable devices to facilitate patient care increases the risk of loss, theft or inadvertent disclosure of that information. A compromise of the network security measures or other controls of those businesses, vendors, or governmental agencies and their contractors with whom we interact, including our direct and indirect cloud service providers and CMS, which results in confidential information being accessed, obtained, damaged or used by unauthorized persons, or unavailability of systems necessary to the operation of our business, could impact patient care, claims billing and collection, harm our reputation, and expose us to significant remedial costs as well as regulatory actions (fines and penalties) and claims from patients, financial institutions, regulatory and law enforcement agencies, and other persons, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

ACE-IT, our enterprise-level clinical information system, is subject to a licensing, implementation, technology hosting, and support agreement with Oracle Health. In addition, we have a number of partners and non-software vendors with whom we share data in order to provide patient care and otherwise operate our business. Our inability, or the inability of our partners or vendors, to continue to secure, maintain and upgrade information systems, software, and hardware could disrupt or reduce the efficiency of our operations, including affecting patient care. On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acts as an intermediary for processing of our payment claims for all payors, notified us of a cybersecurity incident affecting some of its systems. In response to the incident, both we and Change Healthcare severed those business service connections between our systems and Change Healthcare's. We promptly conducted forensics on our systems based on the shared information regarding this Change Healthcare incident and did not identify any compromise or unauthorized access of our systems or networks. However, the incident did affect our ability to submit any claims for payment for a period of time until we implemented alternative modes for submissions. We have not identified any compromise or unauthorized access of our systems or networks, and the temporary disruption to our submission of claims did not materially affect our business strategy, results of operation or financial condition. A security breach or other system failure involving Oracle Health, Change Healthcare, or another third-party with whom we share data or system connectivity could compromise our patient data or proprietary information or disrupt our ability to operate, including submitting claims for payment, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We face intense competition for patients from other healthcare providers.

We operate in the competitive, fragmented inpatient rehabilitation industry. Although we are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals, in any particular market we may encounter competition from local or national entities with longer operating histories or other competitive advantages. For example, acute-care hospitals, including those owned and operated by large public companies, may choose to expand or begin offering post-acute rehabilitation services. Given that approximately 92% of our hospitals' admissions come from acute-care hospitals, that increase in competition could materially and adversely affect our admission referrals in the related markets. There are also large acute-care systems that may have more resources available to compete than we have. Other providers of post-acute care services may attempt to become competitors in the future. For example, nursing homes frequently market themselves as offering certain rehabilitation services, even though nursing homes are not required to offer the same level of care, and are not licensed, as hospitals.

Competing companies may offer newer or different services from those we offer or have better relationships with referring physicians and may thereby attract patients who are presently, or would be candidates for, receiving our inpatient rehabilitation services. The other public companies and large health insurance companies expanding into post-acute care have or may obtain significantly greater marketing and financial resources or other advantages of scale than we have or may obtain. Other companies, including hospitals and other healthcare organizations that are not currently providing competing services, may expand their services to include inpatient rehabilitation services.

There can be no assurance this competition, or other competition which we may encounter in the future, will not adversely affect our business, financial position, results of operations, or cash flows. In addition, from time to time, there are efforts in states with certificate of need ("CON") laws to weaken those laws, which could potentially increase competition in those states. For example, in 2023, South Carolina enacted legislation to repeal CON regulations for several provider types, including IRFs. Conversely, competition and statutory procedural requirements in some CON states may inhibit our ability to expand our operations in those states. For a breakdown of the CON status of the states and territories in which we have operations, see Item 2, *Properties*.

If we are unable to provide a consistently high quality of care, our business will be adversely impacted.

Providing quality patient care is fundamental to our business. We believe hospitals, physicians and other referral sources refer patients to us in large part because of our reputation for delivering quality care. Clinical quality is becoming increasingly important within our industry. Effective October 2012, Medicare began to impose a financial penalty upon acute-care hospitals that have excessive rates of patient readmissions within 30 days from hospital discharge. We believe this regulation provides a competitive advantage to post-acute providers who can differentiate themselves based upon quality, particularly by achieving low acute-care hospital readmission rates and by implementing disease management programs designed to be responsive to the needs of patients served by referring hospitals. If we should fail to attain our goals regarding acute-care hospital readmission rates and other quality metrics or we experience negative publicity alleging deficient patient care, our ability to generate referrals may be adversely impacted, which may have a material adverse effect upon our business and consolidated financial condition, results of operations, and cash flows.

If we are unable to maintain or develop relationships with patient referral sources, our growth and profitability could be adversely affected.

Our success depends in large part on referrals from physicians, hospitals, case managers and other patient referral sources in the communities we serve. By law, referral sources cannot be contractually obligated to refer patients to any specific provider. However, there can be no assurance that individuals will not attempt to steer patients to competing post-acute providers or otherwise limit our access to potential referrals. The establishment of joint ventures or networks between referral sources, such as acute-care hospitals, and other post-acute providers may hinder patient referrals to us. The growing emphasis on integrated care delivery across the healthcare continuum increases that risk.

Our growth and profitability depend on our ability to establish and maintain close working relationships with patient referral sources and to increase awareness and acceptance of the benefits of inpatient rehabilitation care by our referral sources and their patients. We cannot provide assurance that we will be able to maintain our existing referral source relationships or that we will be able to develop and maintain new relationships in existing or new markets. Our loss of, or failure to maintain, existing relationships, including because of closures of referral sources in concentrated markets, or our failure to develop new relationships could adversely affect our ability to grow our business and operate profitably.

We may have difficulty completing joint ventures, investments and transactions that increase our capacity consistent with our growth strategy.

We may selectively pursue strategic acquisitions of, and we frequently pursue joint ventures with, other healthcare providers. We may face limitations on our ability to identify sufficient joint venture, acquisition or other development targets and to complete those transactions to meet goals.

In the inpatient rehabilitation industry, the costs of constructing new hospitals are increasing faster than reimbursement rates and the general inflation rate. In many states, the need to obtain governmental approvals, such as a CON or an approval of a change in ownership, may represent a significant obstacle to completing transactions. Additionally, in states with CON laws,

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it is not unusual for third-party providers to challenge the initial awards of CONs, the increase in the number of approved beds in an existing CON, or the expansion of the area served, and the adjudication of those challenges and related appeals may take many years.

Changes in federal laws or regulations may also materially adversely impact our ability to acquire hospitals or open *de novo* hospitals. In recent years, the Federal Trade Commission and DOJ have been aggressive in challenging mergers and acquisitions they believe present antitrust concerns and in asserting novel legal arguments for what constitutes unlawful anticompetitive activity. Continued aggressive federal enforcement of antitrust laws would likely increase the time, effort, and expense associated with acquisitions and may ultimately make it less likely to consummate acquisitions.

These factors and others may delay, or increase the cost to us associated with, any acquisition or *de novo* development or prevent us from completing one or more acquisitions or *de novo* developments.

Acute-care hospitals that participate in joint ventures with us may experience operational or financial challenges that, in turn, affect our joint venture inpatient rehabilitation hospitals.

We currently have 67 inpatient rehabilitation hospitals that are owned and operated as joint ventures with acute-care hospitals. In substantially all of these joint ventures, our co-owners are nonprofit hospitals or health systems. The healthcare provider operating environment has become increasingly challenging in recent years because of inflationary pressures, (particularly labor costs), reimbursement pressures, tight credit markets with increasing interest rates, and other operational challenges such as clinical staffing shortages and shifts of some types of care delivery away from the acute-care setting. The continuation of some or all of these conditions together with general weakening economic conditions and increasing federal and state limitations on strategic combinations could subject our joint venture partners to significant operational and financial pressures.

The financial and operational strength, access to credit, and general liquidity of a joint venture partner may affect the growth or performance for the associated inpatient rehabilitation hospital, and in a few instances in the past has done so. Our joint venture partners may be, and in the past some have been, unable or unwilling, at the time of our request, to make capital contributions to fund their proportional shares of operating or capital expenditures that we believe are in the best interest of the joint ventures. The delay or inability of a joint venture to undertake a funding expenditure could affect the growth or performance of that hospital. Should a joint venture partner close its acute-care hospital operating in the market with the joint venture inpatient rehabilitation hospital, we would likely suffer a significant referral disruption or decrease in that market, particularly in smaller markets where the acute-care hospital that is closing is the primary or only hospital.

We have a small number of inpatient rehabilitation hospitals that are located within our joint venture partner's acute-care hospital. In January 2024, we received notice that one of our joint venture partners intended to close its acute-care hospital in which the joint venture inpatient rehabilitation hospital was located. Consequently, we closed that joint venture hospital and incurred a one-time charge of $1.8 million, net of tax and noncontrolling interest, in the first quarter of 2024.

Any of these occurrences or similar occurrences affecting a number of our joint ventures could, in the aggregate, have a material adverse impact on our business and consolidated financial condition, results of operations, and cash flows.

We may make investments or complete transactions that could expose us to unforeseen risks and liabilities.

Investments, acquisitions, joint ventures or other development opportunities identified and completed may involve material cash expenditures, debt incurrence, operating losses, amortization of certain intangible assets of acquired companies, issuances of equity securities, liabilities, and expenses, some of which are unforeseen, that could materially and adversely affect our business, financial position, results of operations and liquidity. Acquisitions, investments, and joint ventures involve numerous risks, including:

- limitations, including state CONs as well as anti-trust, Medicare, and other regulatory approval requirements, on our ability to complete such acquisitions, particularly those involving not-for-profit providers, on terms, timetables, and valuations reasonable to us;

- difficulties integrating acquired operations, personnel, and information systems, and in realizing projected revenues, efficiencies and cost savings, or returns on invested capital;

- entry into markets, businesses or services in which we may have little or no experience;

- diversion of business resources or management's attention from ongoing business operations; and

- exposure to undisclosed or unforeseen liabilities of acquired operations, including liabilities for failure to comply with healthcare laws and anti-trust considerations as well as risks and liabilities related to previously compromised information systems.

As part of our development activities, we intend to open new, or *de novo*, inpatient rehabilitation hospitals. The construction of new hospitals involves numerous risks, including the receipt of all zoning and other regulatory approvals, such as a CON where necessary, construction delays and cost over-runs and unforeseen environmental liability exposure. Once built, new hospitals must undergo the state and Medicare certification process, the duration of which may be beyond our control. We may be unable to operate newly constructed hospitals as profitably as expected, and those hospitals may involve significant additional cash expenditures and operating expenses that could, in the aggregate, have an adverse effect on our business, financial position, results of operations, and cash flows.

We may not be able to successfully integrate acquisitions or realize the anticipated benefits of any acquisitions.

We may undertake strategic acquisitions from time to time. Prior to consummation of any acquisition, the acquired business will have operated independently of us, with its own procedures, corporate culture, locations, employees and systems. We expect to integrate acquired businesses into our existing business utilizing certain common information systems, operating procedures, administrative functions, financial and internal controls and human resources practices to the extent practicable. There may be substantial difficulties, costs and delays involved in the integration of an acquired business with our business. Additionally, an acquisition could cause disruption to our business and operations and our relationships with customers, employees and other parties. In some cases, the acquired business has itself grown through acquisitions, and there may be legacy systems, operating policies and procedures, and financial and administrative practices yet to be fully integrated. To the extent we are attempting to integrate multiple businesses at the same time, we may not be able to do so as efficiently or effectively as we initially anticipate. The failure to successfully integrate on a timely basis any acquired business with our existing business could have an adverse effect on our business, financial position, results of operations, and cash flows.

We anticipate our acquisitions will result in benefits including, among other things, increased revenues. However, acquired businesses may not contribute to our revenues or earnings to the extent anticipated, and any synergies we expect may not be realized after the acquisitions have been completed. If the acquired businesses underperform and any underperformance is other than temporary, we may be required to take an impairment charge. Failure to achieve the anticipated benefits could result in the diversion of management's time and energy and could have an adverse effect on our business, financial position, results of operations, and cash flows.

Competition for staffing, shortages of qualified personnel, union activity or other factors may increase our staffing costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our medical personnel, such as physical therapists, occupational therapists, speech pathologists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified personnel responsible for the daily operations of each of our locations. The lack of availability of clinical personnel is a significant ongoing operating issue facing healthcare providers and unexpected labor market disruptions, like the COVID-19 pandemic, can exacerbate the issue. The operating conditions associated with the pandemic significantly affected the availability and turnover of clinical staff and, in turn, increased staffing costs. Availability of clinical staff, elevated turnover and staffing costs continue to be a challenge for us and other healthcare providers. The availability of staff may be exacerbated if immigration is significantly limited in the future. Staffing shortages or retention concerns in one or more markets in which we operate have required and may again require us to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate. While we do not employ physicians, we do rely on the availability of physicians to treat patients in our hospitals. The lack of physicians qualified to treat rehabilitation patients in a market may limit our ability to admit patients or affect our billing for services provided.

If our staffing costs increase, we may not experience reimbursement rate or pricing increases to offset these additional costs. Because a significant percentage of our revenues consists of fixed, prospective payments, our ability to pass along increased staffing costs is limited. In particular, if staffing costs rise at an annual rate greater than our net annual market basket update from Medicare, as occurred in 2022 and 2023, or we experience a significant shift in our payor mix to lower rate payors such as Medicaid, our results of operations and cash flows will be adversely affected. Conversely, decreases in reimbursement revenues, such as with sequestration, may limit our ability to increase compensation or benefits to the extent necessary to retain key employees, in turn increasing our turnover and associated costs. Union activity is another factor that may contribute to increased staffing costs. We currently have a minimal number of union employees, so an increase in labor union activity could have a significant impact on our staffing costs. Our failure to recruit and retain qualified clinical personnel, or to control our staffing costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

We are a defendant in various lawsuits, and may be subject to liability under qui tam cases, the outcome of which could have a material adverse effect on us.

We operate in a highly regulated industry in which healthcare providers are routinely subject to litigation. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. We are a defendant in a number of lawsuits, most of which are either general and professional liability matters inherent in treating patients with challenging medical conditions or labor and employment matters inherent in employing over 40,000 people. Our more significant lawsuits and investigations, if any, are discussed in Note 16, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Substantial damages, fines, or other remedies assessed against us or agreed to in settlements could have a material adverse effect on our business, financial position, results of operations, and cash flows, including indirectly as a result of the covenant defaults under our credit agreement or debt instruments or other claims such as those in securities actions. Additionally, the costs of defending litigation and investigations, even if frivolous or nonmeritorious, could be significant.

The FCA allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as "whistleblower" or "*qui tam*" actions, can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. *Qui tam* cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government, and the presiding court. The defendant in a *qui tam* action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government. The number of *qui tam* suits has been growing rapidly in recent years, with both 2024 and 2025 setting new records for filings.

In 2019, we settled with DOJ to conclude an investigation that originated in 2013 based on the allegations made by relators. The seven-year investigation produced no evidence of falsity or fraudulent conduct. Eventually, the court overseeing the *qui tam* actions refused to give DOJ more time to decide whether to intervene and unsealed the cases. DOJ chose not to intervene and prosecute the matter. We settled the DOJ investigation, together with the related *qui tam* or "whistleblower" lawsuits, for a payment of $48 million, and we expressly denied any wrongdoing. Even when a matter is without merit, as we believe was the case with this investigation, we may still incur significant costs of defense or settlement costs or both.

It is possible that other *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the FCA.

The healthcare services we provide involve substantial risk of general and professional liability. Inpatient rehabilitative care involves three hours of daily intensive therapy for patients who are usually elderly and come to our hospitals with debilitating medical conditions. Our clinicians must frequently assist patients who have difficulty with mobility. We cannot predict the impact any claims arising out of the care being provided (regardless of their ultimate outcomes) could have on our business or reputation or on our ability to attract and retain patients and employees. We also cannot predict the adequacy of any reserves for such losses or recoveries from any insurance or re-insurance policies.

We self-insure a substantial portion of our professional, general, and workers' compensation liability risks, which may not include risks related to regulatory fines and penalties, through our captive insurance subsidiary, as discussed further in Note 9, *Self-Insured Risks*, to the accompanying consolidated financial statements. Changes in the number of these liability claims and the cost to resolve them impact the reserves for these risks. A variance between our estimated and actual number of claims or average cost per claim could have a material impact, either favorable or unfavorable, on the adequacy of the reserves for these liability risks, which could have an effect on our financial position and results of operations.

Additionally, we operate in states in which the litigation environment may pose a significant business risk to us. For instance, we have been involved in lawsuits, including putative class actions, brought under California's Private Attorneys General Act ("PAGA"). Under PAGA, individuals, including aggrieved employees, can bring individual or class-action claims alleging regulatory violations, including alleged violations of employment regulations. Additionally, judges and juries in California have demonstrated a willingness to grant large verdicts to plaintiffs in connection with employment and labor related cases. In 2017, the California Supreme Court held that plaintiffs bringing suit under PAGA are generally entitled to request and receive a significant amount of information from the employer early in the litigation, which creates pressure for employers to settle early to avoid substantial litigation burdens and which has resulted in a significant increase in PAGA claims in recent years.

We may be more vulnerable to the effects of a public health emergency than other businesses due to the nature of our patients, and a regional or global socio-political, weather or other catastrophic event could severely disrupt our business.

A public health emergency can significantly affect healthcare providers because of the direct impacts on patients, capacity to accept patients, employees, necessary supplies to treat patients, and regulatory requirements related to the emergency. The COVID-19 pandemic and actions taken by local, state and federal authorities in response to the pandemic significantly affected our operations, business and financial condition. Future outbreaks of contagious diseases and associated governmental actions could adversely affect our operations, business and financial condition, including potentially our liquidity, particularly if the provision of healthcare services and the supplies for those services are disrupted for a lengthy period of time. The impact on our operations and financial performance depends on numerous factors, including the rate of spread, duration and geographic coverage of an outbreak; the rate and extent to which the disease mutates and the severity of the symptoms of the disease; the status of testing capabilities; the rates of vaccination and therapeutic remedies for the disease and any variant strains; the legal, regulatory and administrative developments related to the pandemic at federal, state, and local levels, such as vaccine mandates, anti-mandate laws and orders, shelter-in-place orders, facility closures and quarantines; and the infectious disease prevention and control efforts of the Company, governments and third parties.

The majority of our patients are elderly individuals with complex medical challenges, many of whom may be more vulnerable than the general public during a contagious disease outbreak or other public health catastrophe. Our employees also may be at greater risk of contracting contagious diseases due to their exposure to vulnerable patients. For example, if another pandemic were to occur, we could suffer significant losses to our patient population or a reduction in the availability of our employees and, at a high cost, be required to replace affected workers. Local, regional or national governments might limit or ban public interactions to halt or delay the spread of diseases causing business disruptions and the temporary suspension of our services. Accordingly, certain public health catastrophes could have a material adverse effect on our financial condition and results of operations.

Other unforeseen events, including acts of violence, war, terrorism and other international, regional or local instability or conflicts (including labor issues), embargoes, trade or tariff disputes, short-term and long-term weather-related events, natural disasters such as earthquakes, wildfires, and floods, whether occurring in the United States or abroad, could restrict or disrupt our operations and negatively affect our results of operations and cash flows. This risk is more acute in regions where we have a large number of hospitals, such as Texas and Florida, and in other coastal areas susceptible to tropical storms. For a list of the states in which we have hospital locations, see Item 2, *Properties*.

Regulatory and other efforts to promote a transition to a lower-carbon economy may result in significant operational and financial challenges for us.

Legislators and regulators at the international, national, regional and local levels have adopted and are expected to continue to adopt legal requirements ultimately designed to reduce greenhouse gas emissions and to promote a transition to a lower-carbon economy. For instance, a number of recently enacted laws and regulations impose on companies broad climate-related disclosure requirements, such as California's suite of statutes adopted in 2023 known as the "climate accountability package," to track and report matters associated with greenhouse gas emissions, alternative energy usage, energy conservation, and the transition to a lower-carbon economy. Additionally, a number of states and localities have passed building energy performance standards that impose reporting and energy use reduction obligations on commercial buildings, including our hospitals. These types of laws and regulations have proliferated in recent years and are likely to continue to do so in the future. These climate-related laws and regulations have increased our costs associated with compliance and are likely to continue to do so in the future. Additionally, the costs that other companies incur to comply with these types of laws and regulations are likely to be passed on to us, which would increase the cost of the goods and services that we purchase from vendors and suppliers. These legal requirements, as well as challenges associated with consumer, investor or lender pressure to change business models and practices, may also lead one or more of our vendors or suppliers to alter, disrupt or cease operations, which may adversely affect our operations. Furthermore, we, as well as our vendors and suppliers, may be required to adopt alternative energy sources or technology that may not yet be reliable or cost effective, which may result in disruptions to our operations. In addition to incremental costs and potential disruptions to our energy supply and broader supply chain, subsidies from the federal government to the renewable energy industry and other climate-related costs incurred by the federal government may increase the national deficit and debt, which would increase the reimbursement risks we face. See "Reimbursement Risks" above.

There are numerous organizations that provide information to investors on corporate governance and related matters, which have developed rating methodologies for evaluating companies on environmental matters, such as greenhouse gas emissions. Such ratings are used by some investors to inform their investment and voting decisions. Those organizations, however, may base their ratings on assumptions regarding our business that are not accurate or otherwise lack an understanding of the inpatient rehabilitation business, such as conflating our hospitals with typically much larger and energy intensive acute-care hospitals, and their ratings may result in decreased demand for our stock or advocacy campaigns that divert management attention from our core business or, if successful, impose additional costs and burdens on us.

The transition to lower greenhouse gas emissions technology; the effects of energy pricing and reliability and changes in public sentiment, regulations, governmental subsidies and deficits, taxes, public mandates or requirements; the increase in climate-related lawsuits and insurance premiums; and the implementation of more robust disaster recovery and business continuity plans are likely to increase the costs to maintain our operations and to divert management attention from our core business, either of which may have an adverse effect on our business, financial position and results of operations.

Financial Risks

We may incur additional indebtedness in the future, and that debt or the associated increased leverage may have negative consequences for our business. The restrictive covenants included in the terms of our indebtedness could affect our ability to execute aspects of our business plan successfully.

As of December 31, 2025, we have approximately $2.2 billion of long-term debt outstanding (including that portion of long-term debt classified as current and excluding $294.6 million in finance leases). See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Subject to specified limitations, our credit agreement and the indentures governing our debt securities permit us and our subsidiaries to incur material additional debt. If new debt is added to our current debt levels, the risks described here could intensify.

Our indebtedness could have important consequences, including:

- limiting our ability to borrow additional amounts to fund working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy and other general corporate purposes;

- making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

- placing us at a competitive disadvantage compared with competing providers that have less debt; and

- exposing us to risks inherent in interest rate fluctuations for outstanding amounts under our credit facility, which could result in higher interest expense in the event of increases in interest rates, as discussed in Item 7A, *Quantitative and Qualitative Disclosures about Market Risk*.

We are subject to contingent liabilities, prevailing economic conditions, and financial, business, and other factors beyond our control. Although we expect to make scheduled interest payments and principal reductions, we cannot provide assurance that changes in our business or other factors will not occur that may have the effect of preventing us from satisfying obligations under our credit agreement or debt instruments. If we are unable to generate sufficient cash flow from operations in the future to service our debt and meet our other needs or have an unanticipated cash payment obligation, we may have to refinance all or a portion of our debt, obtain additional financing or reduce expenditures or sell assets we deem necessary to our business. We cannot provide assurance these measures would be possible or any additional financing could be obtained.

In addition, the terms of our credit agreement and the indentures governing our senior notes do, and our future debt instruments may, impose restrictions on us and our subsidiaries, including restrictions on our ability to, among other things, engage in acquisition and combination transactions, pay dividends on or repurchase our capital stock, engage in transactions with affiliates, or incur or guarantee indebtedness. These covenants could also adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. For additional discussion of our material debt covenants, see the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

In addition, our credit agreement requires us to maintain specified financial ratios and satisfy certain financial condition tests. See the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. Although we remained in compliance with the financial ratios and financial condition tests as of December 31,

2025, we cannot provide assurance we will continue to do so. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. A severe downturn in earnings or, if we have outstanding borrowings under our credit facility at the time, a rapid increase in interest rates could impair our ability to comply with those financial ratios and financial condition tests and we may need to obtain waivers from the required proportion of the lenders to avoid being in default. If we try to obtain a waiver or other relief from the required lenders, we may not be able to obtain it or such relief might have a material cost to us or be on terms less favorable than those in our existing debt. If a default occurs, the lenders could exercise their rights, including declaring all the funds borrowed (together with accrued and unpaid interest) to be immediately due and payable, terminating their commitments or instituting foreclosure proceedings against our assets, which, in turn, could cause the default and acceleration of the maturity of our other indebtedness. A breach of any other restrictive covenants contained in our credit agreement or the indentures governing our senior notes would also (after giving effect to applicable grace periods, if any) result in an event of default with the same outcome.

As of December 31, 2025, approximately 68% of our consolidated *Property and equipment, net* was held by our Company and its guarantor subsidiaries under its credit agreement. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, the "Liquidity and Capital Resources" section of Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and Item 2, *Properties*.

Uncertainty in the credit markets could adversely affect our financial condition or our growth opportunities.

High yield, investment grade, and sovereign credit markets may be affected by geopolitical turmoil, inflationary pressures, and changing central bank policies. These conditions could result in unsettled credit markets for extended periods of time. Future market shocks, such as international trade wars and the inability of Congress to approve a budget or authorize an increase the debt ceiling in the United States, could result in reductions in the availability of certain types of debt financing, including access to revolving lines of credit. Future business needs combined with market conditions at the time may cause us to seek alternative sources of potentially less attractive financing and may require us to adjust our business plan accordingly. Tight credit markets, such as might result from turmoil in the sovereign debt markets, would likely make additional financing more expensive and difficult to obtain. Actions by the United States Federal Reserve system, such as increasing the discount rate, may also increase the interest expense associated with our current or future borrowings. The inability to obtain additional financing at a reasonable cost could have a material adverse effect on our financial condition or our growth opportunities.

As a result of credit market uncertainty, we also face potential exposure to counterparties who may be unable to adequately service our needs, including the ability of the lenders under our credit agreement to provide liquidity when needed. We monitor the financial strength of our depositories, creditors, and insurance carriers using publicly available information, as well as qualitative inputs.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Process for Assessing, Identifying and Managing Material Cybersecurity Risks

The proper function, availability, and security of our and third-party information systems are critical to our business. We have attempted to structure our cybersecurity program and its incident response policies and procedures, including an incident response plan (the "IRP"), around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, which provides best practices to identify, protect from, respond to, and recover from cyber attacks. The cybersecurity program, led by our chief security officer ("CSO"), consists of dedicated internal IT security employees, including the staff of a security operations center, and long-term third-party security service providers. Our IT security staff, led by our CSO, is responsible for our overall information security strategy, policy, security engineering, operations, and cyber threat detection and response. In furtherance of our cybersecurity program, members of our internal security staff participate in industry and governmental cybersecurity cooperative groups, including the Health Information Sharing and Analysis Center ("H-ISAC") and the FBI's InfraGard.

Our CSO, who assumed his current role in 2022, has over 12 years of cybersecurity experience with us and over 29 total years of cybersecurity and IT experience across various industries, including telecom, engineering, and finance. He also holds several cybersecurity certifications: GIAC Certified Incident Handler, GIAC Certified Penetration Tester, GIAC Certified Project Manager, and Certified Healthcare Information Security Leader. Our CSO reports directly to our chief information officer ("CIO"). Our CIO, who assumed his current role in 2011, has 36 total years of cybersecurity and IT experience. Prior to assuming the role of CIO, he served in senior IT and security roles for us beginning in 2001. As a highly decorated United States Air Force officer, he served as a CIO, regional CIO, and chief technology officer responsible for the USAF health system's IT worldwide operations. He also served as a senior staff advisor to various levels of the United States Department of Defense's military health system on strategic matters related to IT policy, procedures, procurement, solutions, and is a subject matter expert on cybersecurity. He has numerous professional certifications and affiliations, including a CERT Certificate in Cybersecurity Oversight from National Association of Corporate Directors' Cyber-Risk Oversight Program; Certified Information Systems Security Professional; lifetime member, fellow, and previous board member of the College of Health Information Management Executives.

We maintain an inter-departmental privacy and security committee that oversees our programs and initiatives that seek to protect and secure patient information as well as our data and information systems. This committee is responsible for, among other things, administering our incident response policies and procedures and various training and awareness programs that promote good system security practices by employees. This committee consists of our CSO, CIO, deputy CIO, chief privacy officer, and director of information security and compliance as well as in house attorneys responsible for cybersecurity and securities matters. It meets monthly and as warranted by privacy and security events.

The IRP sets forth the strategy to prepare for cybersecurity threats and incidents and the processes and procedures to detect, analyze, contain, and recover after any actual or suspected cybersecurity incidents. The IRP also sets forth the internal reporting process for cybersecurity incidents. In the event of the detection of an actual or suspected cybersecurity incident, the IRP provides that our IT security staff score the incident based on established criteria and manage the incident pursuant to the standard operating procedures. Depending on the assessed criticality of the incident and the systems affected, the staff will report an incident to a security triage team, consisting of the security operations incident response lead and several members of the privacy and security committee. Working with our third-party security vendors and under the direction of outside legal counsel as needed, the triage team investigates the incident, manages the response, and reports threats and incidents deemed significant to securities counsel. Securities counsel then works with the executive team to assess materiality for the Company. A member of the executive team would inform our board of directors as warranted.

In general terms, under our cybersecurity program, we undertake measures to protect the safety and security of our information systems and the data maintained within those systems. We have implemented administrative, technical and physical controls on our systems and devices in an attempt to prevent unauthorized access and to promote business resilience in the event of that access. Core elements of our program include the real-time monitoring of both our network and external cybersecurity activity by our internal security operations center and our third-party service providers and the procedures for backing up and recovering our systems. We periodically test the adequacy of our security, business continuity, and disaster recovery measures, including an annual tabletop exercise involving representatives from all key functional departments within the Company, our outside cybersecurity legal counsel, and our primary forensic services firm. In our annual tabletop exercise, our legal and technical advisors direct the exercise and provide feedback on our performance, which is shared with management and our board of directors. We provide our employees annual training and regular reminders on measures they can take to prevent breaches and other cyber threats, including phishing schemes. We participate in the vulnerability scanning service offered by the Cybersecurity and Infrastructure Security Agency on our internet facing systems and engage external security consultants to perform an annual penetration test of our network. Our systems that process electronic protected health information are risk assessed on a quarterly basis against NIST security controls. Additionally, we maintain insurance coverage for cybersecurity incidents.

Third-party Engagement in Connection with our Cybersecurity Program

We maintain ongoing engagements with our cybersecurity legal counsel and forensic services firms, each of which has visibility into current events through its client base. We engage throughout the year with not only our security vendors but also H-ISAC, the FBI's InfraGard, and other communities dedicated to sharing information regarding developing cybersecurity threats.

Third-party IT Vendor Risk Management

Our IT security staff also maintains a third-party IT vendor risk management process. The staff identifies the third parties with whom we contract or otherwise have a relationship involving our network or digital assets that represent an elevated risk based on a detailed rating process. The IT vendor risk management process involves input from various departments, including the affected internal business constituencies, legal, and compliance.

Using a platform endorsed by the H-ISAC, the IT security staff performs risk assessments of third parties that appear to represent the greatest risk to our systems and data. Annually, the privacy and security committee reviews and approves our listing of tier one vendors subject to the assessment. The IT security staff then works with the internal points of contact responsible for the applications, software or systems and the vendors to gather the information necessary to assess the associated risks using common cybersecurity standards and frameworks. Any significant risks identified are shared with the vendors and the compensating controls for those risks are documented in collaboration with the vendors. The internal points of contact and other constituencies then review the results of the assessment process in order to assess the associated value of the product or service against the risk.

Integration into the Overall Risk Management System

Assessing, identifying, and managing cybersecurity related risks are integrated into our overall enterprise risk management (the "ERM") process. Cybersecurity risks are included in the risk universe that the ERM function evaluates to assess the most significant risks to the Company as a whole. To the extent the ERM process identifies a heightened cybersecurity related risk, risk owners are assigned to develop risk mitigation plans, which are then tracked to completion. Management presents quarterly the ERM risk assessment, including key risk indicators, to our board of directors.

Board Oversight of the Cybersecurity Program and Patient Privacy Matters

Our board of directors has actively sought out experience and expertise among its members to further its oversight of cybersecurity risk. We believe that Messrs. Carmichael and Reidy and Ms. Herman have extensive knowledge and experience to support cybersecurity oversight. Mr. Carmichael previously served as chief information officer at multiple companies, and Mr. Reidy directly supervised and oversaw the information security programs at two companies. Ms. Herman has completed the National Association of Corporate Directors' Cyber-Risk Oversight Program, which is designed to enhance cybersecurity literacy and strengthen cyber-risk oversight practices, and holds a CERT Certificate in Cybersecurity Oversight.

The Compliance and Quality of Care Committee of our board of directors has primary responsibility for oversight of our cybersecurity risk management program. Our CIO provides quarterly reports on our cybersecurity program to that committee and at least annually to our full board. The reports to the committee and the full board include details and metrics on, among other things, our routine vulnerability assessments, internal and external threat intelligence, quarterly NIST framework assessments, quarterly Company-wide phishing exercises and training, device encryption, routine resilience efforts including quarterly disaster recovery exercises, third-party vendor risk management, annual tabletop incident response exercise, annual business continuity exercise, cyber penetration tests, and 106 NIST cyber hygiene controls. Similarly, our chief compliance officer provides quarterly reports to the Compliance and Quality of Care Committee on patient privacy compliance efforts and related matters. The Compliance and Quality of Care Committee and the full board review, and the committee approves, the annual cybersecurity plan that sets out the primary initiatives and internal audits of the IT security function for the upcoming year. Historically, one or more board members have observed and participated in our tabletop incident response exercises.

Effects of Cybersecurity Risks on the Company

To date, we are not aware of having experienced a material compromise of our systems or networks from a cybersecurity incident. However, we routinely identify attempts to gain unauthorized access to our systems. Additionally, some of our vendors and business partners have experienced compromises of their information systems, including systems that we use. On February 21, 2024, Change Healthcare, a subsidiary of UnitedHealth Group that acted as an intermediary for processing

FORM 10-K

of our payment claims for all payors, notified us of a cybersecurity incident affecting some of its systems. In response to the incident, both we and Change Healthcare severed those business service connections between our systems and Change Healthcare's. We promptly conducted forensics on our systems based on the shared information regarding this Change Healthcare incident and did not identify any compromise or unauthorized access of our systems or networks. However, the incident did affect our ability to submit any claims for payment for a period of time until we implemented alternative modes for submissions. We have not identified any compromise or unauthorized access of our systems or networks, and the temporary disruption to our submission of claims did not materially affect our business strategy, results of operation or financial condition.

Given the increasing cybersecurity threats in the healthcare industry, there can be no assurance we will not experience business interruptions; data loss, ransom, misappropriation or corruption, theft, or misuse of proprietary data, patient or other personally identifiable information; or litigation, investigation, or regulatory action related to any of those, any of which could have a material adverse effect on our patient care, ability to admit patients and to bill and collect for services provided on a timely basis, financial position, and results of operations and could harm our business reputation.

We expend significant capital to protect against cybersecurity threats, including denial of service attacks, email phishing schemes, hacking, advanced persistent threats, malware, and ransomware. Substantial additional expenditures may be required to respond to and remediate any problems caused by cybersecurity incidents, including the unauthorized access to or theft of patient data and protected health information stored in our information systems, the inoperability of our electronic clinical and business systems, and the infiltration or disruption of the information systems of our business vendors and partners. In the case of a material cybersecurity incident, the associated expenses and losses and lost revenue may exceed our current insurance coverage for such events. Some adverse consequences may not be insurable, such as reputational harm and third-party business interruption. For further discussion of the risks associated with cyber threats, see Item 1A, *Risk Factors*, "Other Operational Risks."

Item 2.   Properties

We currently maintain our principal executive office at 9001 Liberty Parkway, Birmingham, Alabama, the lease for which expires in 2033 and has multiple renewal options for additional five-year terms. In addition to our principal executive office, we lease or own hospital locations as noted in the table below. All of our hospital leases, which represent the substantial majority of our rent expense, have at least five years remaining on their terms after taking into consideration renewal options, except for a lease that terminates in late 2029. Our consolidated entities associated with our leased hospitals are generally responsible for property taxes, property and casualty insurance, and routine maintenance expenses. We do not believe any one of our individual properties is material to our consolidated operations.

The following table sets forth information regarding our hospital locations as of December 31, 2025:

State	Licensed Beds	Number of Hospitals Building and Land Owned	Building Owned and Land Leased	Building and Land Leased	Total
Alabama*	467	3	3	1	7
Arizona	406	1	2	3	6
Arkansas	381	3	1	1	5
California	251	4	—	—	4
Colorado	124	1	—	1	2
Connecticut*	40	1	—	—	1
Delaware*	50	—	1	—	1
Florida	1,718	22	3	—	25
Georgia*	410	6 [(1)]	1	1	8
Idaho	40	—	1	—	1
Illinois*	205	2	2	—	4
Indiana	98	1	—	—	1
Iowa*	40	1	—	—	1
Kansas	177	1	—	1	2
Kentucky*	309	3	1	—	4
Louisiana	87	2	—	—	2
Maine*	100	—	—	1	1
Maryland*	144	2	—	—	2
Massachusetts*	546	2	—	2	4
Mississippi*	55	—	—	1	1
Missouri*	236	—	2	—	2
Nevada	219	2	—	1	3
New Hampshire	50	—	1	—	1
New Jersey*	199	1	1	1	3
New Mexico	87	1	—	—	1
North Carolina*	68	1	—	—	1
North Dakota	40	—	—	1	1
Ohio	200	2	1	1	4
Oklahoma	100	1	1	—	2
Pennsylvania	661	5	—	4	9
Puerto Rico*	77	—	—	2	2
Rhode Island*	50	1	—	—	1
South Carolina	505	4	4	1	9
South Dakota	40	1	—	—	1
Tennessee*	574	7	3	—	10
Texas	1,992	16	3	10	29
Utah	84	1	—	—	1
Virginia*	307	2	1	3	6
West Virginia*	272	2	2	—	4
Wisconsin	56	1	—	—	1
	11,465	103	34	36	173

FORM 10-K

    *   Hospital certificate of need state or U.S. territory.

(1)   The inpatient rehabilitation hospital in Augusta, Georgia is party to an industrial development bond financing that reduces the *ad valorem* taxes payable by the hospital. In connection with this bond structure, title to the related property is held by the local development authority. We lease the related hospital property and hold the bonds issued by that authority, the payment on which equals the amount payable under the lease. We may terminate the bond financing and the associated lease at any time at our option without penalty, and fee title to the hospital property will return to us.

Our principal executive office, hospitals, and other properties are suitable for their respective uses and are, in all material respects, adequate for our present needs. Information regarding the utilization of our licensed beds and other operating statistics can be found in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 3.   **Legal Proceedings**

We provide services in the highly regulated healthcare industry. Furthermore, operating inpatient rehabilitation hospitals requires significant staffing and involves intensive therapy for individuals suffering from significant physical or cognitive disabilities or injuries. In the ordinary course of our business, we are subject to regulatory and other governmental audits and investigations and are party to various legal actions, proceedings, and claims, including wage and hour, employment and personal injury claims, some of which seek to be certified as class or collective actions. These matters could potentially subject us to sanctions, damages, recoupments, fines, and other penalties. Some of these matters have been material to us in the past, and others in the future may, either individually or in the aggregate, be material and adverse to our business, financial position, results of operations, and liquidity.

Additionally, the False Claims Act (the "FCA") allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the FCA. These lawsuits, also known as "*qui tam*" actions, are common in the healthcare industry and can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. It is possible that *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. Therefore, from time to time, we may be party to one or more undisclosed *qui tam* cases brought pursuant to the FCA.

Information relating to certain legal proceedings in which we are involved is included in Note 16, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information

Shares of our common stock trade on the New York Stock Exchange under the ticker symbol "EHC."

Holders

As of February 12, 2026, there were 99,416,162 shares of Encompass Health common stock issued and outstanding, net of treasury shares, held by approximately 6,087 holders of record (participant positions at The Depository Trust Corporation plus record holders).

Dividends

On October 23, 2025, our board of directors declared a cash dividend of $0.19 per share, payable on January 15, 2026 to stockholders of record on January 2, 2026. We expect quarterly dividends to continue to be paid in January, April, July, and October. However, the actual declaration of any future cash dividends, and the setting of record and payment dates as well as the per share amounts, will be at the discretion of our board each quarter after consideration of various factors, including our capital position and alternative uses of funds.

Recent Sales of Unregistered Securities

None.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2025, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations, or expirations since that date. Pursuant to the terms of the equity plans, all share amounts and exercise prices have been adjusted to reflect the spin off of our home health and hospice business on July 1, 2022 and stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options[1]	Number of securities available for future issuance
Plans approved by stockholders	2,957,672 [2]	$ 60.27	11,931,259 [3]
Plans not approved by stockholders	15,418 [4]		—
Total	2,973,090	$ 60.27	11,931,259

[1] This calculation does not take into account awards of restricted stock, restricted stock units, or performance share units.

[2] This amount assumes maximum performance by performance-based awards for which the performance has not yet been determined.

[3] This amount represents the number of shares available for future equity grants under the 2025 Omnibus Performance Incentive Plan approved by our stockholders in May 2025.

[4] This amount represents restricted stock units issued under the 2004 Amended and Restated Director Incentive Plan, the material terms of which are described below.

2004 Amended and Restated Director Incentive Plan

The 2004 Amended and Restated Director Incentive Plan (the "2004 Plan") provided for the grant of common stock, awards of restricted common stock, and the right to receive awards of common stock, which we refer to as "restricted stock units," to our non-employee directors. The 2004 Plan expired in March 2008 and was replaced by the 2008 Equity Incentive Plan. Some awards remain outstanding. Awards granted under the 2004 Plan at the time of its termination will continue in effect in accordance with their terms. Awards of restricted stock units were fully vested when awarded and will be settled in shares of common stock on the earlier of the six-month anniversary of the date on which the director ceases to serve on the board of directors or certain change in control events. The restricted stock units generally cannot be transferred. Awards are generally protected against dilution in the event of dividends as well as a spin-off stock distribution, stock split, recapitalization, or other major corporate restructuring.

Purchases of Equity Securities

The following table summarizes our repurchases of equity securities during the three months ended December 31, 2025:

Period	Total Number of Shares (or Units) Purchased[1]	Average Price Paid per Share (or Unit) ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs[2]
October 1 through October 31, 2025	88,845	$ 124.21	88,334	$ 397,485,347
November 1 through November 30, 2025	221,776	114.19	221,467	372,196,703
December 1 through December 31, 2025	386,966	108.64	386,610	330,195,391
Total	697,587	$ 112.38	696,411	

[1] Except as noted in the following sentence, the number of shares reported in this column includes the shares purchased under the plan or program as reported in the third column of this table and shares tendered by an employee as payment of the tax liabilities incident to the vesting of previously awarded shares of restricted stock. In October 2025, 511 shares were purchased pursuant to our Directors' Deferred Stock Investment Plan. This plan is a nonqualified deferral plan allowing non-employee directors to make advance elections to defer a fixed percentage of their director fees. The plan administrator acquires the shares in the open market which are then held in a rabbi trust. The plan also provides that dividends paid on the shares held for the accounts of the directors will be reinvested in shares of our common stock which will also be held in the trust. The directors' rights to all shares in the trust are nonforfeitable, but the shares are only released to the directors after departure from our board.

[2] On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock, which has been amended from time to time. Most recently, on July 24, 2024, our board approved resetting the aggregate common stock repurchase authorization to $500 million. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, the repurchases may be made from time to time in open market transactions, privately negotiated transactions, or other transactions, including trades under a plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Company Stock Performance

Set forth below is a line graph comparing the total returns of our common stock, the Standard & Poor's 500 Index ("S&P 500"), and the S&P Health Care Services Select Industry Index ("SPSIHP"), an equal-weighted index of at least 35 companies in healthcare services that are also part of the S&P Total Market Index and subject to float-adjusted market capitalization and liquidity requirements. Our compensation committee has in prior years used the SPSIHP as a benchmark for a portion of the awards under our long-term incentive program. The graph assumes $100 invested on December 31, 2020 in our common stock and each of the indices. The returns below assume reinvestment of dividends paid on the related common stock.

The information contained in the performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC nor shall such information be deemed incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference into such filing.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock. S&P Global Inc. provided the data for the indices presented below. We assume no responsibility for the accuracy of the indices' data, but we are not aware of any reason to doubt its accuracy.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among Encompass Health Corporation, the S&P 500 Index, and the S&P Health Care Services Select Industry Index



FORM 10-K

	For the Year Ended December 31,					
	Base Period	Cumulative Total Return				
Company/Index Name	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**
Encompass Health Corporation	100.00	80.10	93.78	105.61	146.98	170.02
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
SPSIHP	100.00	110.00	88.35	92.92	94.85	113.00

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying consolidated financial statements and related notes. This MD&A is designed to provide the reader with information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our consolidated financial statements. See "Cautionary Statement Regarding Forward-Looking Statements and Summary of Risk Factors" on page ii of this report, which is incorporated herein by reference, for a description of important factors that could cause actual results to differ from expected results. See also Item 1A, *Risk Factors*.

In addition, management's discussion and analysis of our results of operations and cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023 may be found in Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 28, 2025.

Executive Overview

Our Business

We are the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals. We provide specialized rehabilitative treatment, using advanced technology and intensive therapy, on an inpatient basis for patients recovering from a major injury or illness and seeking to regain functional ability, independence and quality of life. We operate hospitals in 39 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2025, we operated 173 inpatient rehabilitation hospitals. For additional information about our business, see Item 1, *Business,* and Item 1A, *Risk Factors*, of this report.

2025 Overview

During 2025, *Net operating revenues* increased 10.5% over 2024 due primarily to volume growth and increased pricing. See the "Results of Operations" section of this Item for additional volume and pricing information.

We continued our development and expansion efforts in 2025. We:

- began operating our new 40-bed inpatient rehabilitation hospital in Athens, Georgia with our joint venture partner Piedmont in March;

- began operating our new 60-bed inpatient rehabilitation hospital in Fort Myers, Florida with our joint venture partner Lee Healthcare Holdings, LLC in May;

- began operating our new 50-bed inpatient rehabilitation hospital in Daytona Beach, Florida in July;

- began operating our new 40-bed inpatient rehabilitation hospital in Danbury, Connecticut in September;

- began operating our new 50-bed inpatient rehabilitation hospital in St. Petersburg, Florida in October;

- began operating our new 50-bed inpatient rehabilitation hospital in Amarillo, Texas with our joint venture partner BSA Health System in November;

- began operating our new 50-bed inpatient rehabilitation hospital in Lake Worth, Florida in December;

- expanded our capacity by adding 177 new beds to existing hospitals (inclusive of our new 50-bed remote inpatient rehabilitation hospital in Wildwood, Florida (The Villages) which began operating in September); and

- announced or continued the development of the following hospitals:

	Expected open date	Number of New Beds	
		2026	2027
De novo projects[1]			
Irmo, South Carolina	1Q26	49	—
Concordville, Pennsylvania	2Q26	50	—
Loganville, Georgia[2]	2Q26	40	—
Norristown, Pennsylvania	3Q26	50	—
San Antonio, Texas	4Q26	50	—
Bangor, Maine	4Q26	50	—
Avondale, Arizona	4Q26	60	—
Wesley Chapel, Florida		—	50
St. George, Utah		—	50
Apollo Beach, Florida		—	50
Haslet, Texas		—	50
Fishers, Indiana		—	50
Remote and satellite hospitals (included in bed additions)[1]			
Cleveland, Tennessee	4Q26	40	—
Other bed additions		150 - 200	150 - 200

[1] Opening dates are tentative

[2] Expected joint venture

We also continued our shareholder distributions in 2025 through common stock repurchases and paying a quarterly cash dividend on our common stock. For additional information on our common stock repurchases and quarterly dividend payments, see the "Liquidity and Capital Resources" section of this Item.

Business Outlook

We remain optimistic regarding the intermediate and long-term prospects of our business. Demographic trends, such as population aging, should continue to increase long-term demand for the services we provide. While we treat patients of all ages, most of our patients are 65 and older, and the number of Medicare enrollees is expected to continue to grow for the foreseeable future. More specifically, the average age of our Medicare patients is approximately 77, and the population group for ages 75 and older is expected to grow at approximately 4% per year through 2030. We believe the demand for the services we provide will continue to increase as the U.S. population ages. We believe these factors align with our strengths in, and focus on, inpatient rehabilitation services.

We are committed to delivering high-quality, cost-effective patient care. As the nation's largest owner and operator of inpatient rehabilitation hospitals in terms of patients treated, revenues, and number of hospitals, we believe we differentiate ourselves from our competitors based on, among other things, the quality of our clinical outcomes, our cost-effectiveness, our financial strength, and our extensive application of technology. We also believe our competitive strengths discussed in Item 1, *Business*, "Competitive Strengths," give us the ability to adapt and succeed in a healthcare industry facing regulatory uncertainty around attempts to improve outcomes and reduce costs.

The healthcare industry faces the prospect of ongoing efforts to transform the healthcare system to coordinated care delivery and payment models. The nature, timing and extent of that transformation remains uncertain, as the development and implementation of new care delivery and payment systems will require significant time and resources. Our goal is to position the Company in a prudent manner to be responsive to industry shifts. We have invested in our core business and created an infrastructure that enables us to provide high-quality care on a cost-effective basis. We have been disciplined in creating a capital structure that is flexible with no significant debt maturities until 2028. We continue to have a strong, well-capitalized balance sheet, including a substantial portfolio of owned real estate, and ample availability under our revolving credit facility, which along with the cash flows generated from operations should, we believe, provide sufficient support for our ability to adapt to changes in reimbursement, sustain our business model, and grow through *de novo* hospitals and bed additions. See also Item 1, *Business*, "Strategy and Strategic Priorities" and "Competitive Strengths."

Key Challenges

Healthcare is a highly regulated industry facing many well-publicized regulatory and reimbursement challenges. The future of many aspects of healthcare regulation generally and Medicare reimbursement specifically remains uncertain. Successful healthcare providers are those able to adapt to changes in the regulatory and operating environments, build strategic relationships across the healthcare continuum, and consistently provide high-quality, cost-effective care. We believe we have the necessary capabilities—change agility, strategic relationships, quality of patient outcomes, cost effectiveness, and ability to capitalize on growth opportunities—to adapt to and succeed in a dynamic, highly regulated industry, and we have a proven track record of doing so.

As we continue to execute our business plan, the following are some of the key challenges we face.

- <u>Operating in a Highly Regulated Industry</u>. We are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. More specifically, because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. These rules and regulations have affected, or could in the future affect, our business activities by having an impact on the reimbursement we receive for services provided or the costs of compliance, mandating new documentation standards, requiring additional licensure or certification, regulating our relationships with physicians and other referral sources, regulating the use of our properties, and limiting our ability to enter new markets or add new capacity to existing hospitals. See Item 1, *Business*, "Regulation" and Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks" for detailed discussions of the most important regulations we face and our programs intended to ensure we comply with those regulations.

  Reimbursement claims made by healthcare providers, including inpatient rehabilitation facilities ("IRFs"), are subject to audit from time to time by governmental payors, such as the Centers for Medicare & Medicaid Services ("CMS") and state Medicaid programs, their agents, such as the Medicare Administrative Contractors ("MACs") that act as fiscal intermediaries for all Medicare billings, other auditors contracted by CMS, and private insurance carriers, as well as the United States Department of Health and Human Services Office of Inspector General. These audits as well as the ordinary course claim reviews of our billings result in payment denials, including recoupment of previously paid claims. Healthcare providers can challenge denials through an administrative appeals process that can be extremely lengthy, taking up to several years. For additional details of our claim reviews, see Item 1, *Business*, "Sources of Revenues," Item 1A, *Risk Factors*, "Reimbursement Risks," and Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues" and "Accounts Receivable," to the accompanying consolidated financial statements.

- <u>Changes in Medicare Reimbursement and Regulatory Requirements for Operating IRFs</u>. Substantially all of our business consists of inpatient rehabilitation services. From a payor perspective, our reimbursement and regulatory risk is concentrated in the Medicare inpatient rehabilitation rules and regulations. We derive approximately 65% of our *Net operating revenues* from fee-for-service Medicare and approximately 16% from Medicare Advantage.

  As part of its annual rulemaking process for various healthcare provider categories, CMS adopts IRF reimbursement rate changes effective from October through the following September. On August 1, 2025, CMS released its notice of final rulemaking for fiscal year 2026 for IRFs (the "2026 IRF Rule") under the inpatient rehabilitation facility prospective payment system (the "IRF-PPS"). Based on our analysis that utilizes the acuity of our patients annualized over a twelve-month period ended June 30, 2025, our experience with outlier payments over this same time frame, and other factors, we believe the 2026 IRF Rule will result in a net increase to our Medicare payment rates of approximately 2.9% effective October 1, 2025.

  Congress may also adopt legislation that directly affects Medicare reimbursement. These reimbursement changes can result in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments for IRF services. For example, the Patient Protection and Affordable Care Act (the "ACA") enacted in 2010 provided for specific reductions to healthcare providers' annual reimbursement rate updates and other payment policy changes. The Budget Control Act of 2011 provides for an automatic 2% reduction, or "sequestration," of Medicare program payments for all healthcare providers to reduce deficit spending. Sequestration took effect April 1, 2013 and, as a result of subsequent legislation, will continue through the first five months of fiscal year 2033 unless Congress and the President take further action. Additional Medicare payment reductions are also possible under the Statutory Pay-As-You-Go Act of 2010 ("Statutory PAYGO"). Statutory PAYGO requires, among other things, that mandatory spending and revenue legislation not increase the federal budget deficit over a 5- or 10-year period. If the Office of Management and Budget (the "OMB") finds there is a deficit in the federal budget, Statutory PAYGO requires OMB to order sequestration of Medicare, which could result in Medicare program payments reductions of up to four percent. There can be no assurance that future federal rulemaking and legislation will not result in reimbursement freezes or reductions, or reimbursement increases that are less than the increases we experience in our costs of operation.

In addition to direct changes to Medicare reimbursement rates, other federal regulatory and legislative actions affect healthcare generally and our business specifically. For example, the ACA included provisions intended to promote alternative payment models, such as accountable care organizations ("ACOs") and bundled payment initiatives, including the Bundled Payments for Care Improvement Initiative Advanced ("BPCI Advanced"), the Comprehensive Care for Joint Replacement ("CJR") program, and more recently, the Transforming Episode Accountability Model ("TEAM"). Likewise, CMS regulatory proposals can affect our operations. On December 14, 2020, CMS announced a five-year review choice demonstration for inpatient rehabilitation services (the "RCD"), under which Medicare reimbursement claims are assessed for compliance with applicable coverage and clinical documentation requirements. In August 2023, IRFs located in Alabama began participation in RCD. In June 2024, CMS expanded RCD to include IRFs located in Pennsylvania and billing to a certain MAC. We do not bill to that MAC, so we are not subject to the program in Pennsylvania at this time. In December 2025, CMS announced the expansion of RCD to Texas and California, effective March 2, 2026 and May 1, 2026, respectively. With the expansion to those two states, we expect 33 of our current inpatient rehabilitation hospitals (representing approximately 11.9% of our IRF Medicare claims) to be subject to RCD. After the initial four states, CMS intends to expand the demonstration to include additional IRFs based on the MAC to which those IRFs submit claims. There are no details of that expansion at this time. For additional details on RCD, see Item 1A, *Risk Factors*, "Other Regulatory Risks."

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA contains a range of healthcare-related provisions impacting coverage, financing, and provider reimbursement in state Medicaid programs. These provisions include enrollee work requirements, limitations on states' ability to assess provider taxes to increase federal matching Medicaid funds, and limitations on states' directed payments to providers. Most of these provisions take effect in 2027 or later and likely require additional federal and state regulatory action to implement. The OBBBA includes other non-healthcare specific, tax-related items. For further discussion of these items, see Note 14, *Income Taxes*, to the accompanying consolidated financial statements of this report, and the "Results of Operations" section of this Item.

For additional discussion of changes to Medicare reimbursement, including the 2026 IRF Rule and Statutory PAYGO, and other proposed and adopted legislative and regulatory actions, including alternative payment models, RCD, and the OBBBA, that may be material to our business, see Item 1, *Business*, and Item 1A, *Risk Factors*, "Reimbursement Risks" and "Other Regulatory Risks."

Concerns held by federal policymakers about the federal deficit, national debt levels, and the solvency of the Medicare trust fund, as well as other healthcare policy priorities, could result in enactment of further federal spending reductions, including by means of significant staffing reductions at U.S. Department of Health and Human Services, further entitlement reform legislation affecting the Medicare program, and further reductions to provider payments. We cannot predict what, if any, changes in Medicare spending or modifications to the healthcare laws and regulations will result from future budget or other legislative or regulatory initiatives.

As discussed in Item 1, *Business*, healthcare will be the subject of significant regulatory and legislative changes regardless of party in control of the executive and legislative branches of state and federal governments. We will continue to evaluate these laws and regulations and position the Company for this industry shift. Based on our track record, we believe we can adapt to regulatory and industry changes. Further, we have engaged, and will continue to engage, actively in discussions with key legislators and regulators to attempt to ensure any healthcare laws or regulations adopted or amended promote our goal of high-quality, cost-effective care and allow access to that care by patients who would benefit from treatment in inpatient rehabilitation hospitals.

- <u>Maintaining Strong Volume Growth</u>. Various factors, including competition and increasing regulatory and administrative burdens, may impact our ability to maintain and grow our hospital volumes. In any particular market, we may encounter competition from local or national entities with longer operating histories or other competitive advantages, such as acute-care hospitals who provide post-acute services similar to ours or other post-acute providers with relationships with referring acute-care hospitals or physicians. Aggressive payment review practices by Medicare contractors, aggressive enforcement of regulatory policies by government agencies, and restrictive or burdensome rules, regulations or statutes governing reimbursement and admissions practices may deny access to care for, or lead us to not accept patients who would be appropriate for and would benefit from the services we provide. In addition, from time to time, we must get regulatory approval to expand our services and locations in states with certificate of need laws. This approval may be withheld or take longer than expected. In the case of new-store volume growth, the addition of hospitals to our portfolio also may be difficult and take longer than expected.

- <u>Recruiting and Retaining High-Quality Personnel</u>. Recruiting and retaining qualified personnel, including management, for our inpatient hospitals remains a high priority for us. We attempt to maintain a comprehensive compensation and benefits package that allows us to be competitive in this challenging staffing environment while remaining consistent with our goal of providing high-quality, cost-effective care. Additionally, our operations have been affected and may in the future be affected by staffing shortages. In recent years, staffing shortages and competition have resulted in increased labor costs, including significant sign-on and shift bonuses, and increased use of contract labor. See Item 1A, *Risk Factors*, for further discussion of competition for staffing, shortages of qualified personnel, and other factors that may increase our labor costs and constrain our ability to take new patients.

We remain confident in the prospects of our business based on the increasing demands for the services we provide to an aging population. This confidence is further supported by our strong financial foundation and the substantial investments we have made in our business. We have a proven track record of working through difficult operating environments, and we believe in our ability to overcome current and future challenges.

Results of Operations

Payor Mix

We derived consolidated *Net operating revenues* from the following payor sources:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Medicare	65.4 %	65.1 %	65.0 %
Medicare Advantage	16.4 %	16.8 %	16.2 %
Managed care	10.7 %	10.8 %	11.1 %
Medicaid	3.1 %	3.3 %	4.0 %
Other third-party payors	0.7 %	0.8 %	0.9 %
Workers' compensation	0.5 %	0.5 %	0.5 %
Patients	0.3 %	0.3 %	0.3 %
Other income	2.9 %	2.4 %	2.0 %
Total	100.0 %	100.0 %	100.0 %

Our payor mix is weighted heavily towards Medicare. We receive Medicare reimbursements under the IRF-PPS. For additional information regarding Medicare reimbursement, see the "Sources of Revenues" section of Item 1, *Business*.

As part of the Balanced Budget Act of 1997, Congress created a program of private, managed healthcare coverage for Medicare beneficiaries. This program has been referred to as Medicare Part C, or "Medicare Advantage." The program offers beneficiaries a range of Medicare coverage options by providing a choice between the traditional fee-for-service program (under Medicare Parts A and B) or enrollment in a health maintenance organization, preferred provider organization, point-of-service plan, provider sponsor organization, or an insurance plan operated in conjunction with a medical savings account.

Our *Net operating revenues* consist primarily of revenues derived from patient care services. *Net operating revenues* also include other revenues generated from non-patient care services, such as state directed and supplemental payments and management and administrative fees. These other revenues are included in "other income" in the above table. See Item 1, *Business*, "Medicaid Reimbursement," for additional information on state directed and supplemental payments.

Our Results

Our consolidated results of operations were as follows:

	For the Year Ended December 31,			Percentage Change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
	(In Millions, Except Percentage Change)				
Net operating revenues	$ 5,935.2	$ 5,373.2	$ 4,801.2	10.5 %	11.9 %
Operating expenses:					
Salaries and benefits	3,115.9	2,901.0	2,600.1	7.4 %	11.6 %
Other operating expenses	888.7	802.6	719.1	10.7 %	11.6 %
Occupancy costs	59.0	57.3	56.3	3.0 %	1.8 %
Supplies	254.4	239.0	218.3	6.4 %	9.5 %
General and administrative expenses	236.2	209.2	201.7	12.9 %	3.7 %
Depreciation and amortization	327.9	299.6	273.9	9.4 %	9.4 %
Total operating expenses	4,882.1	4,508.7	4,069.4	8.3 %	10.8 %
Loss on early extinguishment of debt	—	0.6	—	(100.0)%	N/A
Interest expense and amortization of debt discounts and fees	123.2	137.4	143.5	(10.3)%	(4.3)%
Other income	(18.8)	(20.1)	(15.7)	(6.5)%	28.0 %
Equity in net income of nonconsolidated affiliates	(4.3)	(3.0)	(3.2)	43.3 %	(6.3)%
Income from continuing operations before income tax expense	953.0	749.6	607.2	27.1 %	23.5 %
Provision for income tax expense	192.9	150.2	132.2	28.4 %	13.6 %
Income from continuing operations	760.1	599.4	475.0	26.8 %	26.2 %
Loss from discontinued operations, net of tax	(1.0)	(2.8)	(12.0)	(64.3)%	(76.7)%
Net income	759.1	596.6	463.0	27.2 %	28.9 %
Less: Net income attributable to noncontrolling interests	(192.9)	(140.9)	(111.0)	36.9 %	26.9 %
Net income attributable to Encompass Health	$ 566.2	$ 455.7	$ 352.0	24.2 %	29.5 %

Operating Expenses as a % of Net Operating Revenues

	For the Year Ended December 31,		
	2025	2024	2023
Operating expenses:			
Salaries and benefits	52.5 %	54.0 %	54.2 %
Other operating expenses	15.0 %	14.9 %	15.0 %
Occupancy costs	1.0 %	1.1 %	1.2 %
Supplies	4.3 %	4.4 %	4.5 %
General and administrative expenses	4.0 %	3.9 %	4.2 %
Depreciation and amortization	5.5 %	5.6 %	5.7 %
Total operating expenses	82.3 %	83.9 %	84.8 %

Additional information regarding our operating results is as follows:

	For the Year Ended December 31,			Percentage Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
	(In Millions, Except Percentage Change)				
Net operating revenues:					
Inpatient	$ 5,756.3	$ 5,230.5	$ 4,693.8	10.1 %	11.4 %
Other	178.9	142.7	107.4	25.4 %	32.9 %
Net operating revenues	$ 5,935.2	$ 5,373.2	$ 4,801.2	10.5 %	11.9 %
	(Actual Amounts)				
Discharges	263,299	248,498	229,480	6.0 %	8.3 %
Net patient revenue per discharge	21,862	21,048	20,454	3.9 %	2.9 %
Outpatient visits	86,238	114,034	120,835	(24.4)%	(5.6)%
Average length of stay (days)	12.1	12.2	12.4	(0.8)%	(1.6)%
Occupancy %	75.9%	74.6%	72.1%	1.7 %	3.5 %
# of licensed beds	11,465	11,094	10,778	3.3 %	2.9 %
Occupied beds	8,702	8,276	7,771	5.1 %	6.5 %
Full-time equivalents (FTEs) - internal	28,948	27,658	25,850	4.7 %	7.0 %
Contract labor FTEs	355	427	425	(16.9)%	0.5 %
Total FTEs*	29,303	28,085	26,275	4.3 %	6.9 %
Employees per occupied bed	3.37	3.39	3.38	(0.6)%	0.3 %

* FTEs included in the above table represent our employees who participate in or support the operations of our hospitals and include FTEs related to contract labor.

We actively manage the productive portion of our *Salaries and benefits* utilizing certain metrics, including employees per occupied bed, or "EPOB." This metric is determined by dividing the number of full-time equivalents, including full-time equivalents from the utilization of contract labor, by the number of occupied beds during each period.

In the discussion that follows, we use "same-store" comparisons to explain the changes in certain performance metrics within our financial statements. We calculate same-store comparisons based on hospitals open throughout both the full current period and prior periods presented. These comparisons include the financial results of market consolidation transactions and capacity expansions (including the addition of satellite and remote hospitals) in existing markets, as it is difficult to determine, with precision, the incremental impact of these transactions on our results of operations.

2025 Compared to 2024

Net Operating Revenues

Our consolidated *Net operating revenues* increased during 2025 compared to 2024 primarily due to increased volumes and favorable pricing. Discharge growth included a 3.4% increase in same-store discharges. Discharge growth from new stores during 2025 compared to 2024 resulted from our joint ventures in Atlanta, Georgia (May 2024), Louisville, Kentucky (June 2024), Athens, Georgia (March 2025), and Fort Myers, Florida (May 2025), as well as our wholly owned hospitals in Kissimmee, Florida (May 2024), Johnston, Rhode Island (July 2024), Fort Mill, South Carolina (September 2024), Houston, Texas (November 2024), and Daytona Beach, Florida (July 2025). Growth in net patient revenue per discharge in 2025 compared to 2024 primarily resulted from an increase in reimbursement rates and a decrease in revenue reserves related to bad debt.

The increase in other revenue during 2025 included an increase of $39.0 million in Medicaid supplemental payments (partially offset by an increase of $33.4 million in provider tax expenses included in *Other operating expenses*). Medicaid supplemental payments represent amounts received under state directed and supplemental payment programs associated with Medicaid. See Item 1, *Business*, "Medicaid Reimbursement," for additional information.

FORM 10-K

Salaries and Benefits

Salaries and benefits are the most significant cost to us and represent an investment in our most important asset: our employees. *Salaries and benefits* include all amounts paid to full- and part-time employees who directly participate in or support the operations of our hospitals, including all related costs of benefits provided to employees. It also includes amounts paid for contract labor.

Salaries and benefits increased in 2025 compared to 2024 primarily due to salary and benefit cost increases for our employees and increased patient volumes, including an increase in the number of FTEs as a result of our development activities. *Salaries and benefits* decreased as a percent of *Net operating revenues* during 2025 compared to 2024 primarily due to a decline in EPOB and decreases in both contract labor and sign-on and shift bonuses.

Other Operating Expenses

Other operating expenses include costs associated with managing and maintaining our hospitals. These expenses include such items as contract services, non-income related taxes, professional fees, utilities, insurance, and repairs and maintenance.

Other operating expenses increased in terms of dollars and as a percent of *Net operating revenues* during 2025 compared to 2024 primarily due to increased provider tax expense, as discussed above, and higher costs resulting from development activities.

Other operating expenses during 2024 included a $10.4 million impairment charge related to the closure of our joint venture inpatient rehabilitation hospital in Eau Claire, Wisconsin. In January 2024, we received notice that our joint venture partner intended to close its acute-care hospital in which our joint venture inpatient rehabilitation hospital was located. We closed that joint venture hospital in February 2024 and incurred a one-time impairment charge of $10.4 million. The impact to *Net income attributable to Encompass Health* during 2024 resulting from the impairment was $1.8 million after reductions for *Net income attributable to noncontrolling interests* of $7.3 million and the *Provision for income tax expense* of $1.3 million.

Supplies

Supplies expense includes all costs associated with supplies used while providing patient care. Specifically, these costs include personal protective equipment ("PPE"), pharmaceuticals, food, syringes, bandages, and other similar items.

S*upplies* increased during 2025 compared to 2024 primarily due to higher costs resulting from our development activities.

General and Administrative Expenses

General and administrative expenses primarily include administrative expenses such as information technology services, human resources, corporate accounting, legal services, and internal audit and controls that are managed from our home office in Birmingham, Alabama. These expenses also include stock-based compensation expenses.

General and administrative expenses increased in terms of dollars and as a percent of *Net operating revenues* during 2025 compared to 2024 primarily due to higher incentive compensation and costs associated with our transition to a new enterprise resource planning system, Oracle Fusion, in 2025.

Depreciation and Amortization

Depreciation and amortization increased during 2025 compared to 2024 due to our capital investments throughout 2024 and 2025. See "Executive Overview" section of this Item for information related to our development activity. We expect *Depreciation and amortization* to increase going forward as a result of our recent and ongoing capital investments.

Interest Expense and Amortization of Debt Discounts and Fees

The decrease in *Interest expense and amortization of debt discounts and fees* in 2025 compared to 2024 primarily resulted from the September 2025, November 2024, and August 2024 redemptions of $100 million, $100 million, and $150 million, respectively, in outstanding principal amount of the Company's 5.75% Senior Notes due 2025 (the "2025 Notes"). Cash paid for interest approximated $133 million and $147 million in 2025 and 2024, respectively. For additional information, see Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

Provision for Income Tax Expense

Our *Provision for income tax expense* increased in 2025 compared to 2024 primarily due to higher *Income from continuing operations before income tax expense.*

The OBBBA contained a broad range of tax reform provisions affecting businesses. While tax changes in the OBBBA did not have a material impact on our effective tax rate, certain tax provisions in the OBBBA, namely the provision that permanently extended bonus depreciation for certain assets placed in service after January 19, 2025 and the provision allowing for immediate expensing of certain research and development costs, resulted in current deductions that yielded lower cash income tax for 2025. We currently estimate these provisions produced an additional approximately $84 million in current deductions resulting in approximately $22 million in cash tax savings in 2025. Our cash payments for income taxes approximated $124 million and $164 million, net of refunds, in 2025 and 2024, respectively. These payments were based on estimates of taxable income. The 2025 payments included estimates of the tax provisions contained in the OBBBA. In 2025 and 2024, current income tax expense was $170.6 million and $139.5 million, respectively.

We estimate we will pay approximately $150 million to $180 million of cash income taxes, net of refunds, in 2026. These payments are expected to primarily result from federal and state income tax expenses based on estimates of taxable income for 2026.

We continue to evaluate the tax and other provisions of the OBBBA and the potential effects on our financial position, results of operations, and cash flows. The OBBBA includes other non-tax specific, healthcare-related items. For further discussion of the OBBBA, see Item 1, *Business*, and Item 1A, *Risk Factors*, "Reimbursement Risks."

In certain jurisdictions, we do not expect to generate sufficient income to use all of the available state net operating losses and foreign tax credits prior to their expiration. This determination is based on our evaluation of all available evidence in these jurisdictions including results of operations during the preceding three years, our forecast of future earnings, and prudent tax planning strategies. It is possible we may be required to increase or decrease our valuation allowance at some future time if our forecast of future earnings varies from actual results on a consolidated basis or in the applicable tax jurisdiction, if the timing of future tax deductions differs from our expectations, or pursuant to changes in state and foreign tax laws and rates.

See Note 14, *Income Taxes*, to the accompanying consolidated financial statements and the "Critical Accounting Estimates" section of this Item.

Net Income Attributable to Noncontrolling Interests

The increase in *Net income attributable to noncontrolling interests* during 2025 compared to 2024 primarily resulted from increased profitability from certain existing joint venture hospitals partially offset by the ramp up of new joint venture hospitals. *Net income attributable to noncontrolling interests* during 2024 included the impact from the impairment related to the closure of our joint venture hospital in Eau Claire, Wisconsin in February 2024, as discussed above. See the "Executive Overview" section of this Item for additional information on our new joint venture hospitals.

Impact of Inflation

The impact of inflation on the Company will be primarily in the area of labor costs. The healthcare industry is labor intensive. Wages and other expenses increase during periods of inflation and when labor shortages occur in the marketplace. There can be no guarantee we will not experience increases in the cost of labor, as the need for clinical healthcare professionals is expected to grow. In addition, increases in healthcare costs are typically higher than inflation and impact our costs under our employee benefit plans. Managing these costs remains a significant challenge and priority for us.

Suppliers pass along rising costs to us in the form of higher prices. For example, we experienced higher prices for our medical supplies (including PPE) and food as a result of the COVID-19 pandemic. Our supply chain efforts and our continual focus on monitoring and actively managing medical supplies and pharmaceutical costs have enabled us to accommodate increased pricing related to supplies and other operating expenses over the past few years. However, we cannot predict our ability to cover future cost increases including increase in the cost of PPE.

It should be noted that we have little or no ability to pass on these increased costs associated with providing services to Medicare and Medicaid patients due to federal and state laws that establish fixed reimbursement rates.

See Item 1A, *Risk Factors*, for additional information.

Relationships and Transactions with Related Parties

Related party transactions were not material to our operations in 2025, 2024, or 2023, and therefore, are not presented as a separate discussion within this Item.

Liquidity and Capital Resources

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our revolving credit facility.

The objectives of our capital structure strategy are to ensure we maintain adequate liquidity and flexibility. Pursuing and achieving those objectives allow us to support the execution of our operating and strategic plans and weather temporary disruptions in the capital markets and general business environment. Maintaining adequate liquidity is a function of our unrestricted *Cash and cash equivalents* and our available borrowing capacity. Maintaining flexibility in our capital structure is a function of, among other things, the amount of debt maturities in any given year, the options for debt prepayments without onerous penalties, and limiting restrictive terms and maintenance covenants in our debt agreements.

Consistent with these objectives, in September 2025, we redeemed the remaining $100 million of the outstanding principal balance of our 5.75% Senior Notes due 2025 at maturity using cash on hand and capacity under our revolving credit facility. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information.

We have been disciplined in creating a capital structure that is flexible with no significant debt maturities until 2028. We continue to have a strong, well-capitalized balance sheet, including a substantial portfolio of owned real estate, and we have significant availability under our revolving credit facility. We continue to generate strong cash flows from operations, and we have significant flexibility with how we choose to invest our cash and return capital to shareholders.

Current Liquidity

As of December 31, 2025, we had $72.2 million in *Cash and cash equivalents*. This amount excludes $30.7 million in *Restricted cash* and $145.8 million of restricted marketable securities ($42.2 million included in *Other current assets* and $103.6 million included in *Other long-term assets* in our consolidated balance sheet). Our restricted assets pertain primarily to obligations associated with our captive insurance company, as well as obligations we have under agreements with joint venture partners. See Note 3, *Cash and Marketable Securities*, to the accompanying consolidated financial statements.

In addition to *Cash and cash equivalents*, as of December 31, 2025, we had approximately $824 million available to us under our revolving credit facility. Our credit agreement governs the substantial majority of our senior secured borrowing capacity and contains a leverage ratio and an interest coverage ratio as financial covenants. Our leverage ratio is defined in our credit agreement as the ratio of consolidated total debt (less cash on hand) to Adjusted EBITDA for the trailing four quarters. In calculating the leverage ratio under our credit agreement, we are permitted to use pro forma Adjusted EBITDA, the calculation of which includes historical income statement items and pro forma adjustments, subject to certain limitations, resulting from (1) dispositions and repayments or incurrence of debt and (2) investments, acquisitions, mergers, amalgamations, consolidations and other operational changes to the extent such items or effects are not yet reflected in our trailing four-quarter financial statements. Our interest coverage ratio is defined in our credit agreement as the ratio of Adjusted EBITDA to consolidated interest expense, excluding the amortization of financing fees, for the trailing four quarters. As of December 31, 2025, the maximum leverage ratio requirement per our credit agreement was 4.50x and the minimum interest coverage ratio requirement was 3.0x, and we were in compliance with these covenants. Based on Adjusted EBITDA for 2025 and the interest rate in effect under our credit agreement during the three-month period ended December 31, 2025, if we had drawn on the first day and maintained the maximum amount of outstanding draws under our revolving credit facility for the entire year, we would still be in compliance with the maximum leverage ratio and minimum interest coverage ratio requirements.

We do not face near-term refinancing risk, as the amounts outstanding under our credit agreement do not mature until 2027, and our bonds all mature in 2028 and beyond. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information related to our debt. Also, see the "Contractual Obligations" section below for information related to our contractual obligations as of December 31, 2025.

We anticipate we will continue to generate strong cash flows from operations that, together with availability under our revolving credit facility, will allow us to invest in growth opportunities and continue to improve our existing business. We also will continue to consider additional shareholder value-enhancing strategies such as repurchases of our common stock and distribution of common stock dividends, including the potential growth of the quarterly cash dividend on our common stock, recognizing that these actions may increase our leverage ratio. See also the "Authorizations for Returning Capital to Stakeholders" section of this Item.

See the "Results of Operations" section above for information related to our estimated cash tax savings in 2025 resulting from the OBBBA. See Item 1A, *Risk Factors*, for a discussion of risks and uncertainties facing us.

Sources and Uses of Cash

The following table shows the cash flows provided by or used in operating, investing, and financing activities of continuing operations (in millions):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net cash provided by operating activities	$ 1,177.0	$ 1,005.9	$ 866.8
Net cash used in investing activities	(764.6)	(653.3)	(602.8)
Net cash used in financing activities	(431.2)	(330.6)	(197.2)
(Decrease) increase in cash, cash equivalents, and restricted cash	$ (18.8)	$ 22.0	$ 66.8

2025 Compared to 2024

Operating activities. The increase in *Net cash provided by operating activities* of continuing operations during 2025 compared to 2024 primarily resulted from an increase in *Net income* which was driven by growth in *Net operating revenues*.

Investing activities. The increase in *Net cash used in investing activities* of continuing operations during 2025 compared to 2024 primarily resulted from increased *Purchases of property, equipment, and intangible assets*.

Financing activities. The increase in *Net cash used in financing activities* of continuing operations during 2025 compared to 2024 primarily resulted from lower *Contributions from noncontrolling interests of consolidated affiliates* and higher repurchases of common stock partially offset by lower net debt payments. Net debt payments during 2025 included the redemption of $100 million of the remaining principal balance of our 2025 Notes using cash on hand and capacity under our revolving credit facility. Net debt payments during 2024 included the redemption of $250 million of the outstanding principal balance of our 2025 Notes using cash on hand. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements, for additional information related to our debt. *Contributions from noncontrolling interests of consolidated affiliates* during 2024 included approximately $90 million from Piedmont. See Note 1, *Summary of Significant Accounting Policies*, "Noncontrolling Interests in Consolidated Affiliates," to the accompanying consolidated financial statements, for additional information on this transaction. For additional information related to our stock repurchases, see the "Authorizations for Returning Capital to Stakeholders" section of this Item.

Contractual Obligations

Our consolidated contractual obligations as of December 31, 2025 are as follows (in millions):

	Total	**Current**	**Long-term**
Long-term debt obligations:			
Long-term debt, excluding revolving credit facility and finance lease obligations [a]	$ 2,066.2	$ 17.2	$ 2,049.0
Revolving credit facility	130.0	—	130.0
Interest on long-term debt [b]	368.9	106.7	262.2
Finance lease obligations [c]	411.4	47.6	363.8
Operating lease obligations [d]	305.2	39.5	265.7
Purchase obligations [e]	232.6	62.9	169.7
Total	$ 3,514.3	$ 273.9	$ 3,240.4

(a)   Included in long-term debt are amounts owed on our bonds payable and other notes payable. These borrowings are further explained in Note 8, *Long-term Debt,* to the accompanying consolidated financial statements.

(b)   Interest on our fixed rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect as of December 31, 2025. Interest pertaining to our bonds is included to their respective ultimate maturity dates. Interest related to finance lease obligations is excluded from this line (see Note 6, *Leases*, and Note 8, *Long-term Debt*, to the accompanying consolidated financial statements). Amounts exclude amortization of debt discounts, amortization of loan fees, or fees for lines of credit that would be included in interest expense in our consolidated statements of operations.

(c)   Amounts include interest portion of future minimum finance lease payments.

(d)   We lease approximately 9% of our hospitals as well as other property under operating leases in the normal course of business. Amounts include interest portion of future minimum operating lease payments. For more information, see Note 6, *Leases,* to the accompanying consolidated financial statements.

(e)   Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on Encompass Health and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. Our purchase obligations primarily relate to software licensing and support and medical equipment. Purchase obligations are not recognized in our consolidated balance sheet.

Our capital expenditures include costs associated with our hospital renovation program, *de novo* projects, capacity expansions, technology initiatives, and building and equipment upgrades and purchases. During the year ended December 31, 2025, we made capital expenditures of approximately $736 million for property, equipment, and intangible assets. During 2026, we expect to spend approximately $920 million to $995 million for capital expenditures using cash on hand and borrowings under our revolving credit facility. Approximately $225 million to $240 million of this budgeted amount is considered nondiscretionary expenditures, which we may refer to in other filings as "maintenance" expenditures. Actual amounts spent will be dependent upon the timing of development projects. At December 31, 2025, we have projects under construction which have an estimated additional cost to complete over the next two years of approximately $441 million. We expect to fund capital expenditures using cash on hand and borrowings under our revolving credit facility.

Authorizations for Returning Capital to Stakeholders

In October 2024, February 2025, and May 2025, our board of directors declared cash dividends of $0.17 per share that were paid in January 2025, April 2025, and July 2025, respectively. In July 2025, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.19 per share paid in October 2025. That same month, our board again declared a cash dividend of $0.19 per common share which was paid in January 2026. We expect quarterly dividends to be paid in January, April, July, and October. However, the actual declaration of any future cash dividends, and the setting of record and payment dates as well as the per share amounts, will be at the discretion of our board of directors after consideration of various factors, including our capital position and alternative uses of funds. Cash dividends are expected to be funded using cash flows from operations, cash on hand, and availability under our revolving credit facility.

The terms of our credit agreement allow us to declare and pay cash dividends on our common stock so long as: (1) we are not in default under our credit agreement, and (2) either (a) our senior secured leverage ratio (as defined in our credit agreement) remains less than or equal to 2x and our leverage ratio (as defined in our credit agreement) remains less than or equal to 4.50x or (b) our leverage ratio remains in compliance with the leverage ratio covenant and there is capacity under the Available Amount as defined in the credit agreement. The terms of our Senior Notes (defined below) indenture allow us to declare and pay cash dividends on our common stock so long as (1) we are not in default, (2) the consolidated coverage ratio (as defined in the indenture) exceeds 2x or we are otherwise allowed under the indenture to incur debt, and (3) we have capacity under the indenture's restricted payments covenant to declare and pay dividends. See Note 8, *Long-term Debt*, to the accompanying consolidated financial statements.

On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock, which has been amended from time to time. Most recently, on July 24, 2024, our board approved resetting the aggregate common stock repurchase authorization to $500 million. As of December 31, 2025, approximately $332 million remained under this authorization. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. Subject to certain terms and conditions, including a maximum price per share and compliance with federal and state securities and other laws, the repurchases may be made from time to time in open market transactions, privately negotiated transactions, or other transactions, including trades under a plan established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. During 2025, we repurchased 1.5 million shares of our common stock in the open market for $158.0 million under this repurchase authorization using cash on hand. During 2024, we repurchased 0.4 million shares of our common stock in the open market for $31.1 million under this repurchase authorization using cash on hand. There were no repurchases of our common stock during 2023. Future repurchases under this authorization generally are expected to be funded using a combination of cash on hand and availability under our $1 billion revolving credit facility.

Supplemental Guarantor Financial Information

Our indebtedness under our credit agreement and the 4.50% Senior Notes due 2028, 4.75% Senior Notes due 2030, and 4.625% Senior Notes due 2031, (collectively, the "Senior Notes") are guaranteed by certain consolidated subsidiaries. These guarantees are full and unconditional and joint and several, subject to certain customary conditions for release. The Senior Notes are guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt. The other subsidiaries of Encompass Health do not guarantee the Senior Notes (such subsidiaries are referred to as the "non-guarantor subsidiaries").

Summarized financial information is presented below for Encompass Health, the parent company, and the subsidiary guarantors on a combined basis after elimination of intercompany transactions and balances among Encompass Health and the subsidiary guarantors and does not include investments in and equity in the earnings of non-guarantor subsidiaries.

	For the Year Ended December 31, 2025
	(In Millions)
Net operating revenues	$ 3,688.1
Intercompany revenues generated from non-guarantor subsidiaries	111.6
Total net operating revenues	$ 3,799.7
Operating expenses	$ 3,192.7
Intercompany expenses incurred in transactions with non-guarantor subsidiaries	42.7
Total operating expenses	$ 3,235.4
Income from continuing operations	$ 339.4
Net income	$ 338.1
Net income attributable to Encompass Health	$ 338.1

	As of December 31, 2025
	(In Millions)
Total current assets	$ 641.3
Property and equipment, net	$ 2,798.8
Goodwill	893.2
Intercompany receivable due from non-guarantor subsidiaries	62.9
Other noncurrent assets	516.4
Total noncurrent assets	$ 4,271.3
Total current liabilities	$ 634.4
Long-term debt, net of current portion	$ 2,383.7
Other noncurrent liabilities	361.2
Total noncurrent liabilities	$ 2,744.9

Adjusted EBITDA

Management believes Adjusted EBITDA as defined in our credit agreement is a measure of our ability to service our debt and our ability to make capital expenditures. We reconcile Adjusted EBITDA to *Net cash provided by operating activities* and to *Net income*.

We use Adjusted EBITDA on a consolidated basis as a liquidity measure. We believe this financial measure on a consolidated basis is important in analyzing our liquidity because it is the key component of certain material covenants contained within our credit agreement, which is discussed in more detail in Note 8, *Long-term Debt*, to the accompanying consolidated financial statements. These covenants are material terms of the credit agreement. Noncompliance with these financial covenants under our credit agreement—our interest coverage ratio and our leverage ratio—could result in our lenders requiring us to immediately repay all amounts borrowed. If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might be on terms less favorable to us than those in our existing credit agreement. In addition, if we cannot satisfy these financial covenants, we would be prohibited under our credit agreement from engaging in certain activities, such as incurring additional indebtedness, paying common stock dividends, making certain payments, and acquiring and disposing of assets. Consequently, Adjusted EBITDA is critical to our assessment of our liquidity.

In general terms, the credit agreement definition of Adjusted EBITDA, therein referred to as "Adjusted Consolidated EBITDA," allows us to add back to consolidated *Net income* interest expense, income taxes, and depreciation and amortization and then add back to consolidated *Net income* (1) all unusual or nonrecurring items reducing consolidated *Net income* (of which only up to $10 million in a year may be cash expenditures), (2) any losses from discontinued operations, (3) non-ordinary course fees, costs and expenses incurred with respect to any litigation or settlement, (4) share-based compensation expense, (5) costs and expenses associated with changes in the fair value of marketable securities, (6) costs and expenses associated with the issuance or prepayment of debt, and acquisitions, and (7) any restructuring charges and certain pro forma cost savings and synergies related to transactions and initiatives, which in the aggregate are not in excess of 25% of Adjusted Consolidated EBITDA. We also subtract from consolidated *Net income* all unusual or nonrecurring items to the extent they increase consolidated *Net income*.

Under the credit agreement, the Adjusted EBITDA calculation does not require us to deduct net income attributable to noncontrolling interests or gains on fair value adjustments of hedging and equity instruments, disposal of assets, and development activities. It also does not allow us to add back losses on fair value adjustments of hedging instruments or unusual or nonrecurring cash expenditures in excess of $10 million. These items and amounts, in addition to the items falling within the credit agreement's "unusual or nonrecurring" classification, may occur in future periods, but can vary significantly from period to period and may not directly relate to, or be indicative of, our ongoing liquidity or operating performance. Accordingly, the Adjusted EBITDA calculation presented here includes adjustments for them.

Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles in the United States of America, and the items excluded from Adjusted EBITDA are significant components in understanding and assessing financial performance. Therefore, Adjusted EBITDA should not be considered a substitute for *Net income* or cash flows from operating, investing, or financing activities. Because Adjusted EBITDA is not a measurement determined in accordance with GAAP and is thus susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. Revenues and expenses are measured in accordance with the policies and procedures described in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Our Adjusted EBITDA was as follows (in millions):

Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net cash provided by operating activities	$ 1,175.6	$ 1,002.8	$ 850.8
Interest expense and amortization of debt discounts and fees	123.2	137.4	143.5
Gain on sale of investments, excluding impairments	5.9	2.7	4.6
Equity in net income of nonconsolidated affiliates	4.3	3.0	3.2
Net income attributable to noncontrolling interests in continuing operations	(192.9)	(140.9)	(111.0)
Amortization of debt-related items	(9.6)	(9.7)	(9.5)
Distributions from nonconsolidated affiliates	(4.1)	(4.0)	(1.6)
Current portion of income tax expense	170.6	139.5	128.3
Change in assets and liabilities	(4.3)	(21.9)	(50.3)
Cash used in operating activities of discontinued operations	1.4	3.1	16.0
Asset impairment impact on noncontrolling interests	—	(7.3)	—
State regulatory change impact on noncontrolling interests	—	—	(2.2)
Change in fair market value of marketable securities	(2.5)	(1.0)	(0.7)
Other	0.3	—	—
Adjusted EBITDA	$ 1,267.9	$ 1,103.7	$ 971.1

Reconciliation of Net Income to Adjusted EBITDA

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 759.1	$ 596.6	$ 463.0
Loss from discontinued operations, net of tax, attributable to Encompass Health	1.0	2.8	12.0
Net income attributable to noncontrolling interests included in continuing operations	(192.9)	(140.9)	(111.0)
Provision for income tax expense	192.9	150.2	132.2
Interest expense and amortization of debt discounts and fees	123.2	137.4	143.5
Loss on early extinguishment of debt	—	0.6	—
Loss on disposal or impairment of assets	2.7	17.4	9.8
Depreciation and amortization	327.9	299.6	273.9
Stock-based compensation	56.5	48.3	50.6
State regulatory change impact on noncontrolling interests	—	—	(2.2)
Change in fair market value of marketable securities	(2.5)	(1.0)	(0.7)
Asset impairment impact on noncontrolling interests	—	(7.3)	—
Adjusted EBITDA	$ 1,267.9	$ 1,103.7	$ 971.1

For additional information see the "Results of Operations" section of this Item.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends, and other factors we believe to be relevant at the time we prepared our consolidated financial statements. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements. We believe the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, as they require our most difficult, subjective, or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the audit committee of our board of directors.

Revenue Recognition

We recognize net operating revenue in the reporting period in which we perform the service based on our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances (principally for patients covered by Medicare, Medicare Advantage, Medicaid, and other third-party payors), potential adjustments that may arise from payment and other reviews, and uncollectible amounts. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," to the accompanying consolidated financial statements of this report for a complete discussion of our revenue recognition policies.

Our patient accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Certain other factors that are considered and could influence the estimated transaction price are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes, and additional adjustments are provided to account for these factors.

Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. In addition, laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation and review, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. However, we continually review the amounts actually collected in subsequent periods in order to determine the amounts by which our estimates differed. Historically, such differences have not been material from either a quantitative or qualitative perspective.

The collection of outstanding receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to patient responsibility amounts and claims reviews conducted by MACs or other contractors.

FORM 10-K

The table below shows a summary of our net accounts receivable balances as of December 31, 2025 and 2024. Information on the concentration of total patient accounts receivable by payor class can be found in Note 1, *Summary of Significant Accounting Policies*, "Accounts Receivable," to the accompanying consolidated financial statements.

	As of December 31,	
	2025	**2024**
	(In Millions)	
Current:		
0 - 30 Days	$ 472.9	$ 449.3
31 - 60 Days	47.0	46.7
61 - 90 Days	23.8	25.5
91 - 120 Days	16.4	14.8
120 + Days	53.3	56.7
Patient accounts receivable	613.4	593.0
Other accounts receivable	5.8	5.8
	619.2	598.8
Noncurrent patient accounts receivable	25.5	30.6
Accounts receivable	$ 644.7	$ 629.4

Changes in general economic conditions (such as increased unemployment rates or periods of recession), business office operations, the proper function and availability of billing systems, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable. Our collection risks include patient accounts for which the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding, pre-payment claim reviews by our respective MACs, and reimbursement claims audits by governmental or other payors and their agents. As of December 31, 2025 and 2024, $25.5 million and $30.6 million, respectively, of our patient accounts receivable represented denials that were under review or audit. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues" and "Accounts Receivable," to the accompanying consolidated financial statements of this report.

Self-Insured Risks

We are self-insured for certain losses related to professional liability, general liability, and workers' compensation risks. Although we obtain third-party insurance coverage to limit our exposure to these claims, a substantial portion of our professional liability, general liability, and workers' compensation risks are insured through a wholly owned insurance subsidiary. See Note 9, *Self-Insured Risks*, to the accompanying consolidated financial statements for a more complete discussion of our self-insured risks.

Our self-insured liabilities contain uncertainties because management must make assumptions and apply judgment to estimate the ultimate cost of reported claims and claims incurred but not reported as of the balance sheet date. Our reserves and provisions for professional liability, general liability, and workers' compensation risks are based largely upon semi-annual actuarial calculations prepared by third-party actuaries.

Periodically, we review our assumptions and the valuations provided by third-party actuaries to determine the adequacy of our self-insurance reserves. The following are certain of the key assumptions and other factors that significantly influence our estimate of self-insurance reserves: historical claims experience; trending of loss development factors; trends in the frequency and severity of claims; coverage limits of third-party insurance; demographic information; statistical confidence levels; medical cost inflation; payroll dollars; and hospital patient census.

The time period to resolve claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. In addition, if current and future claims differ from historical trends, our estimated reserves for self-insured claims may be significantly affected. Our self-insurance reserves are not discounted.

Given the number of factors used to establish our self-insurance reserves, we believe there is limited benefit to isolating any individual assumption or parameter from the detailed computational process and calculating the impact of changing that single item. Instead, we believe the sensitivity in our reserve estimates is best illustrated by changes in the statistical confidence level used in the computations. Using a higher statistical confidence level increases the estimated self-insurance reserves. The following table shows the sensitivity of our recorded self-insurance reserves to the statistical confidence level (in millions):

Net self-insurance reserves as of December 31, 2025:	
As reported, with 50% statistical confidence level	177.9
With 70% statistical confidence level	190.3

We believe our efforts to improve patient safety and overall quality of care, as well as our efforts to reduce workplace injuries, have helped contain our ultimate claim costs. See Note 9, *Self-Insured Risks*, to the accompanying consolidated financial statements for additional information.

We believe our self-insurance reserves are adequate to cover projected costs. Due to the considerable variability that is inherent in such estimates, there can be no assurance the ultimate liability will not exceed management's estimates. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Income Taxes

We provide for income taxes using the asset and liability method. We also evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," and Note 14, *Income Taxes*, to the accompanying consolidated financial statements for a more complete discussion of income taxes and our policies related to income taxes.

The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. We are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements.

The ultimate recovery of certain of our deferred tax assets is dependent on the amount and timing of taxable income we will ultimately generate in the future, as well as other factors. A high degree of judgment is required to determine the extent a valuation allowance should be provided against deferred tax assets. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our operating performance in recent years, the scheduled reversal of temporary differences, our forecast of taxable income in future periods in each applicable tax jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment. Our forecast of future earnings includes assumptions about patient volumes, payor reimbursement, labor costs, hospital operating expenses, and interest expense. Based on the weight of available evidence, we determine if it is more likely than not our deferred tax assets will be realized in the future.

Our liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures associated with our various filing positions which are periodically audited by tax authorities. In addition, our effective income tax rate is affected by changes in tax law, the tax jurisdictions in which we operate, and the results of income tax audits.

During the year ended December 31, 2025, we increased our valuation allowance by $0.4 million. As of December 31, 2025, we had a remaining valuation allowance of $21.4 million which primarily related to foreign tax credits generated by our operations in Puerto Rico. We determined it was necessary to maintain a valuation allowance on our foreign tax credits due to uncertainties related to our ability to utilize a portion of these credits before they expire. The amount of the valuation allowance has been determined based on the weight of all available evidence, as described above, including management's estimates of taxable income over the periods in which the related deferred tax assets will be recoverable.

Assessment of Loss Contingencies

We have legal and other contingencies that could result in significant losses upon the ultimate resolution of such contingencies. See Note 1, *Summary of Significant Accounting Policies*, "Litigation Reserves," and Note 16, *Contingencies and Other Commitments*, to the accompanying consolidated financial statements for additional information.

We have provided for losses in situations where we have concluded it is probable a loss has been or will be incurred and the amount of loss is reasonably estimable. A significant amount of judgment is involved in determining whether a loss is probable and reasonably estimable due to the uncertainty involved in determining the likelihood of future events and estimating the financial statement impact of such events. If further developments or resolution of a contingent matter are not consistent with our assumptions and judgments, we may need to recognize a significant charge in a future period related to an existing contingent matter.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 1, *Summary of Significant Accounting Policies*, to the accompanying consolidated financial statements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Our primary exposure to market risk is to changes in interest rates on our variable rate long-term debt. We use a sensitivity analysis model to evaluate the impact of interest rate changes on our variable rate debt. As of December 31, 2025, our primary variable rate debt outstanding related to $130.0 million in advances under our revolving credit facility. Assuming outstanding balances were to remain the same, a 1% increase in interest rates would result in an incremental negative cash flow of approximately $1.3 million over the next 12 months, while a 1% decrease in interest rates would result in an incremental positive cash flow of approximately $1.3 million over the next 12 months. HCS, Ltd., our wholly owned insurance captive maintains positions in investment securities for other than trading purposes, which, as of December 31, 2025, had a fair market value of approximately $146 million. We record our equity securities at fair value and record the change in fair value in our consolidated statements of operations. During the year ended December 31, 2025, we recorded an unrealized gain of $2.1 million pertaining to these securities. For additional information, see Note 3, *Cash and Marketable Securities,* and Note 11, *Fair Value Measurements,* to the accompanying consolidated financial statements.

The fair value of our fixed rate debt is determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy, and is summarized as follows (in millions):

Financial Instrument:	December 31, 2025		December 31, 2024	
	Book Value	Market Value	Book Value	Market Value
5.75% Senior Notes due 2025				
Carrying Value	$ —	$ —	$ 99.8	$ —
Unamortized debt discount and fees	—	—	0.2	—
Principal amount	—	—	100.0	99.7
4.50% Senior Notes due 2028				
Carrying Value	792.0	—	788.4	—
Unamortized debt discount and fees	8.0	—	11.6	—
Principal amount	800.0	799.6	800.0	772.3
4.75% Senior Notes due 2030				
Carrying Value	787.0	—	784.2	—
Unamortized debt discount and fees	13.0	—	15.8	—
Principal amount	800.0	796.6	800.0	759.0
4.625% Senior Notes due 2031				
Carrying Value	393.6	—	392.5	—
Unamortized debt discount and fees	6.4	—	7.5	—
Principal amount	400.0	392.7	400.0	369.9

Foreign operations, and the related market risks associated with foreign currencies, are currently, and have been, insignificant to our financial position, results of operations, and cash flows. See also Note 8, *Long-term Debt,* and Note 11, *Fair Value Measurements,* to the accompanying consolidated financial statements.

Item 8.   **Financial Statements and Supplementary Data**

Our consolidated financial statements and related notes are filed together with this report. See the index to financial statements on page F-1 for a list of financial statements filed with this report.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosures. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on its financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the COSO framework. Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   **Other Information**

Insider Trading Arrangements

None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None applicable.

PART III

We expect to file a definitive proxy statement relating to our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") with the United States Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our most recent fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only the information from the 2026 Proxy Statement that specifically addresses disclosure requirements of Items 10-14 below is incorporated by reference.

Item 10.   Directors and Executive Officers of the Registrant

The information required by Item 10 is hereby incorporated by reference from our 2026 Proxy Statement under the captions "Items of Business Requiring Your Vote—Proposal 1—Election of Directors," "Corporate Governance and Board Structure—Corporate Governance—Code of Ethics," —Insider Trading Policy," "—Board Structure and Committees—Audit Committee," "—Board Composition and Director Nomination Process—Director Nominees Proposed by Stockholders," and "Executive Officers."

Item 11.   Executive Compensation

The information required by Item 11 is hereby incorporated by reference from our 2026 Proxy Statement under the captions "Corporate Governance and Board Structure—Compensation of Directors," "Compensation and Human Capital Committee Matters," and "Executive Compensation," except as to the information under the "Pay vs. Performance" caption which is only required to be disclosed in the proxy statement pursuant to Item 402(v) of Regulation S-K.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is hereby incorporated by reference from our 2026 Proxy Statement under the captions "Executive Compensation—Equity Compensation Plans" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13.   Certain Relationships and Related Transactions and Director Independence

The information required by Item 13 is hereby incorporated by reference from our 2026 Proxy Statement under the captions "Corporate Governance and Board Structure—Director Independence" and "Certain Relationships and Related Transactions."

Item 14.   Principal Accountant Fees and Services

The information required by Item 14 is hereby incorporated by reference from our 2026 Proxy Statement under the caption "Items of Business Requiring Your Vote—Proposal 2—Ratification of Appointment of Independent Registered Public Accounting Firm."

FORM 10-K

PART IV

Item 15. **Exhibits and Financial Statement Schedules**

Financial Statements

See the accompanying index on page F-1 for a list of financial statements filed as part of this report.

Financial Statement Schedules

None.

Exhibits

Effective as of January 1, 2018, we changed our name to Encompass Health Corporation. By operation of law, any reference to "HealthSouth" in these exhibits should be read as "Encompass Health" as set forth in the Exhibit List below.

No.	Description
3.1.1	Amended and Restated Certificate of Incorporation of Encompass Health Corporation, effective as of January 1, 2018 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on October 25, 2017).
3.1.2	Certificate of Designations of 6.50% Series A Convertible Perpetual Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 7, 2006 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on March 9, 2006).
3.2	Amended and Restated Bylaws of Encompass Health Corporation, effective as of December 8, 2022 (incorporated by reference to Exhibit 3.1 to Encompass Health's Current Report on Form 8-K filed on December 13, 2022).
4.1.1	Indenture, dated as of December 1, 2009, between Encompass Health Corporation and Computershare Trust Company, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York, relating to Encompass Health's outstanding senior notes (incorporated by reference to Exhibit 4.7.1 to Encompass Health's Annual Report on Form 10-K filed on February 23, 2010).
4.1.2	First Supplemental Indenture, dated December 1, 2009, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Computershare Trust Company, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.7.2 to Encompass Health's Annual Report on Form 10-K filed on February 23, 2010).
4.1.3	Second Supplemental Indenture, dated as of October 7, 2010, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on October 12, 2010).
4.1.4	Third Supplemental Indenture, dated October 7, 2010, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Computershare Trust Company, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.3 to Encompass Health's Current Report on Form 8-K filed on October 12, 2010).
4.1.5	Fourth Supplemental Indenture, dated September 11, 2012, among Encompass Health Corporation, the Subsidiary Guarantors (as defined therein) and Computershare Trust Company, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on September 11, 2012).
4.1.6	Fifth Supplemental Indenture, dated as of March 12, 2015, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on March 12, 2015).
4.1.7	Sixth Supplemental Indenture, dated as of August 7, 2015, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to Encompass Health's Current Report on Form 8-K filed on August 12, 2015).
4.1.8	Seventh Supplemental Indenture, dated as of September 16, 2015, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as trustee and successor in interest to The Bank of Nova Scotia Trust Company of New York (incorporated by reference to Exhibit 4.2 to Encompass Health's Current Report on Form 8-K filed on September 21, 2015).

4.1.9 Eighth Supplemental Indenture dated as of September 18, 2019, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as successor trustee, relating to the 4.500% Notes due 2028 (incorporated by referenced to Exhibit 4.2 to the Encompass Health's Current Report on Form 8-K filed on September 18, 2019).

4.1.10 Ninth Supplemental Indenture dated as of September 18, 2019, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as successor trustee, relating to the 4.750% Notes due 2030 (incorporated by referenced to Exhibit 4.3 to the Encompass Health's Current Report on Form 8-K filed on September 18, 2019).

4.1.11 Tenth Supplemental Indenture, dated as of October 5, 2020, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as successor trustee, relating to the 4.625% Notes due 2031 (incorporated by reference to Exhibit 4.2 to the Encompass Health's Current Report on Form 8-K filed on October 5, 2020).

4.1.12 Eleventh Supplemental Indenture, dated as of December 15, 2021, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as successor trustee (incorporated by reference to Exhibit 4.3 to the Encompass Health's Current Report on Form 8-K filed on December 17, 2021).

4.1.13 Twelfth Supplemental Indenture, dated as of January 24, 2022, among Encompass Health Corporation, the guarantors party thereto and Computershare Trust Company, National Association, as successor trustee, relating to the 4.500% Notes due 2028, 4.750% Notes due 2030 and 4.625% Notes due 2031 (incorporated by reference to Exhibit 4.5 to the Encompass Health's Current Report on Form 8-K filed on January 25, 2022).

4.2 Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (Common Stock)(incorporated by reference to Exhibit 4.2 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2020).

10.1.1 Encompass Health Corporation Amended and Restated 2004 Director Incentive Plan (incorporated by reference to Exhibit 10.12.1 to Encompass Health's Annual Report on Form 10-K filed on March 29, 2006).+

10.1.2 Form of Restricted Stock Unit Agreement (Amended and Restated 2004 Director Incentive Plan)(incorporated by reference to Exhibit 10.12.2 to Encompass Health's Annual Report on Form 10-K filed on March 29, 2006).+

10.2 Form of Indemnity Agreement entered into between Encompass Health Corporation and the directors of Encompass Health (incorporated by reference to Exhibit 10.31 to Encompass Health's Annual Report on Form 10-K filed on June 27, 2005).+

10.3 Encompass Health Corporation Sixth Amended and Restated Change in Control Benefits Plan (incorporated by reference to Exhibit 10.3 to Encompass Health's Annual Report on Form 10-K filed on February 28, 2025).+

10.4 Description of the Encompass Health Corporation Senior Management Bonus and Long-Term Incentive Plans (incorporated by reference to the section captioned "Executive Compensation – Compensation Discussion and Analysis – Elements of Executive Compensation" in Encompass Health's Definitive Proxy Statement on Schedule 14A filed on April 1, 2025).+

10.5 Description of the annual compensation arrangement for non-employee directors of Encompass Health Corporation (incorporated by reference to the section captioned "Corporate Governance and Board Structure – Compensation of Directors" in Encompass Health's Definitive Proxy Statement on Schedule 14A, filed on April 1, 2025).+

10.6 Encompass Health Corporation Sixth Amended and Restated Executive Severance Plan (incorporated by reference to Exhibit 10.6 to Encompass Health's Annual Report on Form 10-K filed on February 28, 2025).+

10.7.1 Encompass Health Corporation Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.8 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2020).+

10.7.2 First Amendment to the Encompass Health Corporation Nonqualified Retirement Plan (incorporated by reference to Exhibit 10.8.2 to Encompass Health's Annual Report on Form 10-K filed on February 27, 2023).+

10.8.1 Form of Non-Qualified Stock Option Agreement (Amended and Restated 2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.10.3 to Encompass Health's Annual Report on Form 10-K filed on February 22, 2017).+

10.8.2 Form of Restricted Stock Unit Award (Amended and Restated 2008 Equity Incentive Plan)(incorporated by reference to Exhibit 10.1.5 to Encompass Health's Quarterly Report on Form 10-Q filed on August 4, 2011).+

10.9 Encompass Health Corporation Directors' Deferred Stock Investment Plan (incorporated by reference to Exhibit 10.15 to Encompass Health's Annual Report on Form 10-K filed on February 19, 2013).+

10.10.1	Encompass Health Corporation 2016 Omnibus Performance Incentive Plan (incorporated by reference to Exhibit 10.1.1 to Quarterly Report on Form 10-Q filed on July 29, 2016).+
10.10.2	Form of Non-Qualified Stock Option Agreement (2016 and 2025 Omnibus Performance Incentive Plans).+
10.10.3	Form of Restricted Stock Award Agreement (2016 and 2025 Omnibus Performance Incentive Plans).+
10.10.4	Form of Performance Share Unit Award Agreement (2016 and 2025 Omnibus Performance Incentive Plans).+
10.10.5	Form of Restricted Stock Unit Award Agreement (2016 and 2025 Omnibus Performance Incentive Plans).+
10.11	Encompass Health Corporation 2025 Omnibus Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 2, 2025).+
10.12	Second Amended and Restated Collateral and Guarantee Agreement, dated November 25, 2019, by and among Encompass Health Corporation, certain of its subsidiaries, and Barclays Bank PLC, as collateral agent (incorporated by reference to Exhibit 10.2 to Encompass Health's Current Report on Form 8-K filed on December 2, 2019).
10.13	Sixth Amended and Restated Credit Agreement, dated October 7, 2022, by and among Encompass Health Corporation, certain of its subsidiaries, Barclays Bank PLC, as administrative agent and collateral agent, and various other lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 13, 2022).
19.1	Encompass Health Corporation Insider Trading Policy (incorporated by reference to Exhibit 19 to Encompass Health's Annual Report on Form 10-K filed on February 28, 2024).
21.1	Subsidiaries of Encompass Health Corporation.
22.1	Subsidiary Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize Securities of the Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included as part of signature page).
31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Encompass Health Corporation Compensation Recoupment Policy (incorporated by reference to Exhibit 97 to Encompass Health's Annual Report on Form 10-K filed on February 28, 2024).
101	Sections of the Encompass Health Corporation Annual Report on Form 10-K for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language), submitted in the following files:
	101.INS XBRL Instance Document
	101.SCH XBRL Taxonomy Extension Schema Document
	101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
	101.DEF XBRL Taxonomy Extension Definition Linkbase Document
	101.LAB XBRL Taxonomy Extension Label Linkbase Document
	101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

\+ Management contract or compensatory plan or arrangement

Item 16.   **Form 10-K Summary**

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCOMPASS HEALTH CORPORATION

By: /s/ MARK J. TARR

Mark J. Tarr
President and Chief Executive Officer

Date: February 26, 2026

[Signatures continue on the following page]

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Patrick Darby his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Mark J. Tarr **Mark J. Tarr**	President and Chief Executive Officer and Director	February 26, 2026
/s/ Douglas E. Coltharp **Douglas E. Coltharp**	Executive Vice President and Chief Financial Officer	February 26, 2026
/s/ Andrew L. Price **Andrew L. Price**	Chief Accounting Officer	February 26, 2026
/s/ Greg D. Carmichael **Greg D. Carmichael**	Chairman of the Board of Directors	February 26, 2026
/s/ Edward M. Christie III **Edward M. Christie III**	Director	February 26, 2026
/s/ Cain A. Hayes **Cain A. Hayes**	Director	February 26, 2026
/s/ Joan E. Herman **Joan E. Herman**	Director	February 26, 2026
/s/ Leslye G. Katz **Leslye G. Katz**	Director	February 26, 2026
/s/ Kevin J. O'Connor **Kevin J. O'Connor**	Director	February 26, 2026
/s/ Christopher R. Reidy **Christopher R. Reidy**	Director	February 26, 2026
/s/ Nancy M. Schlichting **Nancy M. Schlichting**	Director	February 26, 2026
/s/ Terrance Williams **Terrance Williams**	Director	February 26, 2026

FORM 10-K

Item 15.   **Financial Statements**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Encompass Health Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Encompass Health Corporation and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Patient Accounts Receivable - Contractual Allowances and Uncollectible Amounts

As described in Notes 1 and 4 to the consolidated financial statements, revenues are recognized (or measured) using the input method as therapy, nursing, and auxiliary services are provided based on management's estimate of the respective transaction price. Management's estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Revenues recognized are subject to a number of elements which may impact both the overall amount of revenue realized as well as the timing of the collection of the related patient accounts receivable. Factors considered by management in determining the estimated transaction price include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Management assumes these factors will remain consistent with the experience for patients discharged in similar time periods for the same payor classes. The Company's consolidated accounts receivable balance is $644.7 million as of December 31, 2025. Management estimates the allowance for uncollectible amounts based on the aging of accounts receivable, historical collection experience for each type of payor, and other relevant factors. As disclosed by management, changes in general economic conditions are also considered.

The principal considerations for our determination that performing procedures relating to valuation of patient accounts receivable – contractual allowances and uncollectible amounts is a critical audit matter are the significant judgment by management to estimate patient accounts receivable and the amount that will ultimately be collected under the terms of the third-party payor contracts, which in turn led to significant auditor judgment and effort to evaluate the audit evidence obtained related to the valuation of patient accounts receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to contractual allowances and uncollectible amounts, which included controls over management's process, assumptions, and data used to estimate contractual allowances and uncollectible amounts and determine patient accounts receivable. These procedures also included, among others, i) evaluating management's process for developing the estimate for contractual allowances and uncollectible amounts, ii) testing the completeness and accuracy of underlying data used in the model, iii) evaluating the historical accuracy of management's process for developing the estimate of the amount which will ultimately be collected by comparing actual cash collections to the previously recorded patient accounts receivable, and iv) developing an independent expectation of the amount expected to be collected by management. Developing an independent expectation involved calculating the percentage of cash collections as compared to the recorded patient accounts receivable balance for prior years and comparing that percentage to management's collection expectation used to determine the current year estimate for contractual allowances and uncollectible amounts.

Valuation of Patient Accounts Receivable - Denied Claims

As described in Note 1 to the consolidated financial statements, the Company's Medicare claims have been subject to review by Medicare Administrative Contractors ("MACs") under programs known as "widespread probes." The MACs probes have resulted in denial of payment for claims billed under certain diagnosis codes. While the Company generally disputes or appeals most of the denials of payments resulting from the MACs probes, the Medicare appeals adjudication process, which is administered by the Office of Medicare Hearings and Appeals ("OMHA"), has been subject to significant delay resulting in a backlog of claims awaiting adjudication. As of December 31, 2025, there were approximately $39.0 million in denied claims that were under review. As disclosed in Note 1, the Company's historical experience and success in the adjudication of these appeals is a component of management's estimate of transaction price.

The principal considerations for our determination that performing procedures relating to valuation of patient accounts receivable – denied claims is a critical audit matter are the significant judgment by management to estimate the ultimate expected amount of collectible accounts receivable related to denied claims. This in turn led to a high degree of auditor judgment and effort to evaluate the audit evidence obtained related to the valuation of such denied claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of patient accounts receivable related to denied claims, which included controls around the identification of denied claims at period-end, as well as controls to assess the reasonableness of the success rate estimates. These procedures also included, among others, i) evaluating management's process for developing the estimates for collectible amounts related to denied claims, as well as the relevance and use of the historical billings and collection data as an input to the valuation analysis, ii) evaluating the reasonableness of management's analysis and success rate estimate for denied claims by comparing it to the Company's adjudicated denied claims results, iii) performing testing over a sample of denied revenue transactions by inspecting evidence that the claim was denied, and iv) performing testing over a sample of cash collections from the historical collection data used in management's estimation of collectability.

/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
February 26, 2026

We have served as the Company's auditor since 2003.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Operations

		For the Year Ended December 31,		
		2025	2024	2023
		(In Millions, Except Per Share Data)		
Net operating revenues	$	**5,935.2**	$ 5,373.2	$ 4,801.2
Operating expenses:				
Salaries and benefits		**3,115.9**	2,901.0	2,600.1
Other operating expenses		**888.7**	802.6	719.1
Occupancy costs		**59.0**	57.3	56.3
Supplies		**254.4**	239.0	218.3
General and administrative expenses		**236.2**	209.2	201.7
Depreciation and amortization		**327.9**	299.6	273.9
Total operating expenses		**4,882.1**	4,508.7	4,069.4
Loss on early extinguishment of debt		**—**	0.6	—
Interest expense and amortization of debt discounts and fees		**123.2**	137.4	143.5
Other income		**(18.8)**	(20.1)	(15.7)
Equity in net income of nonconsolidated affiliates		**(4.3)**	(3.0)	(3.2)
Income from continuing operations before income tax expense		**953.0**	749.6	607.2
Provision for income tax expense		**192.9**	150.2	132.2
Income from continuing operations		**760.1**	599.4	475.0
Loss from discontinued operations, net of tax		**(1.0)**	(2.8)	(12.0)
Net income		**759.1**	596.6	463.0
Less: Net income attributable to noncontrolling interests		**(192.9)**	(140.9)	(111.0)
Net income attributable to Encompass Health	$	**566.2**	$ 455.7	$ 352.0
Weighted average common shares outstanding:				
Basic		100.5	99.9	99.5
Diluted		102.2	102.2	101.3
Earnings per common share:				
Basic earnings per share attributable to Encompass Health common shareholders:				
Continuing operations	$	**5.63**	$ 4.56	$ 3.63
Discontinued operations		**(0.01)**	(0.03)	(0.12)
Net income	$	**5.62**	$ 4.53	$ 3.51
Diluted earnings per share attributable to Encompass Health common shareholders:				
Continuing operations	$	**5.55**	$ 4.49	$ 3.59
Discontinued operations		**(0.01)**	(0.03)	(0.12)
Net income	$	**5.54**	$ 4.46	$ 3.47
Amounts attributable to Encompass Health:				
Income from continuing operations	$	**567.2**	$ 458.5	$ 364.0
Loss from discontinued operations, net of tax		**(1.0)**	(2.8)	(12.0)
Net income attributable to Encompass Health	$	**566.2**	$ 455.7	$ 352.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

	For the Year Ended December 31,		
	2025	2024	2023
	(In Millions)		
COMPREHENSIVE INCOME			
Net income	$ 759.1	$ 596.6	$ 463.0
Other comprehensive income, net of tax:			
Net change in unrealized gain on available-for-sale securities:			
Unrealized net holding gain arising during the period	0.7	—	—
Reclassifications to net income	(0.1)	—	—
Other comprehensive gain before income taxes	0.6	—	—
Provision for income tax expense related to other comprehensive loss items	(0.1)	—	—
Other comprehensive income, net of tax:	0.5	—	—
Comprehensive income	759.6	596.6	463.0
Comprehensive income attributable to noncontrolling interests	(192.9)	(140.9)	(111.0)
Comprehensive income attributable to Encompass Health	$ 566.7	$ 455.7	$ 352.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Balance Sheets

		As of December 31,		
		2025		**2024**
		(In Millions, Except Share Data)		
Assets				
Current assets:				
Cash and cash equivalents	$	**72.2**	$	85.4
Restricted cash		**30.7**		37.7
Accounts receivable		**619.2**		598.8
Prepaid expenses		**53.9**		42.3
Other current assets		**129.9**		122.7
Total current assets		**905.9**		886.9
Property and equipment, net		**4,101.6**		3,643.1
Operating lease right-of-use assets		**212.6**		203.7
Goodwill		**1,317.6**		1,284.0
Intangible assets, net		**308.3**		297.8
Other long-term assets		**243.7**		219.2
Total assets[1]	$	**7,089.7**	$	6,534.7
Liabilities and Shareholders' Equity				
Current liabilities:				
Current portion of long-term debt	$	**43.6**	$	138.6
Current operating lease liabilities		**26.5**		26.3
Accounts payable		**178.2**		171.0
Accrued payroll		**243.7**		227.9
Accrued distributions		**54.8**		31.4
Other current liabilities		**289.6**		245.8
Total current liabilities		**836.4**		841.0
Long-term debt, net of current portion		**2,447.2**		2,359.2
Long-term operating lease liabilities		**196.6**		189.7
Self-insured risks		**153.1**		138.6
Deferred income tax liabilities		**126.8**		105.2
Other long-term liabilities		**53.8**		51.8
Total liabilities[1]		**3,813.9**		3,685.5
Commitments and contingencies				
Redeemable noncontrolling interests		**58.3**		56.5
Shareholders' equity:				
Encompass Health shareholders' equity:				
Common stock, $.01 par value; 200,000,000 shares authorized; issued: 116,036,500 in 2025; 116,036,500 in 2024		**1.2**		1.2
Capital in excess of par value		**1,869.6**		1,847.0
Accumulated income		**1,289.4**		796.7
Accumulated other comprehensive income		**0.5**		—
Treasury stock, at cost (16,039,648 shares in 2025 and 15,261,136 shares in 2024)		**(722.5)**		(577.9)
Total Encompass Health shareholders' equity		**2,438.2**		2,067.0
Noncontrolling interests		**779.3**		725.7
Total shareholders' equity		**3,217.5**		2,792.7
Total liabilities[1] and shareholders' equity	$	**7,089.7**	$	6,534.7

[1] Our consolidated assets as of December 31, 2025 and December 31, 2024 include total assets of variable interest entities of $203.8 million and $208.1 million, respectively, which cannot be used by us to settle the obligations of other entities. Our consolidated liabilities as of December 31, 2025 and December 31, 2024 include total liabilities of the variable interest entities of $50.5 million and $45.0 million, respectively. See Note 2, *Variable Interest Entities.*

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity

FORM 10-K

	Encompass Health Common Shareholders							
	Number of Common Shares Outstanding	**Common Stock**	**Capital in Excess of Par Value**	**Accumulated Income**	**Accumulated Other Comprehensive Income**	**Treasury Stock**	**Noncontrolling Interests**	**Total**
				(In Millions)				
December 31, 2022	99.8	$ 1.1	$ 1,730.2	$ 115.7	$ —	$ (536.7)	$ 516.0	$1,826.3
Net income	—	—	—	352.0	—	—	102.7	454.7
Receipt of treasury stock	(0.1)	—	—	—	—	(8.2)	—	(8.2)
Dividends declared ($0.60 per share)	—	—	0.5	(61.2)	—	—	—	(60.7)
Stock-based compensation	—	—	50.6	—	—	—	—	50.6
Distributions declared	—	—	—	—	—	—	(110.0)	(110.0)
Capital contributions from consolidated affiliates	—	—	—	—	—	—	100.5	100.5
Other	0.6	0.1	5.7	—	—	(2.3)	(1.5)	2.0
December 31, 2023	100.3	1.2	1,787.0	406.5	—	(547.2)	607.7	2,255.2
Net income	—	—	—	455.7	—	—	135.8	591.5
Receipt of treasury stock	(0.2)	—	—	—	—	(12.1)	—	(12.1)
Dividends declared ($0.64 per share)	—	—	0.4	(65.5)	—	—	—	(65.1)
Stock-based compensation	—	—	48.3	—	—	—	—	48.3
Distributions declared	—	—	—	—	—	—	(121.3)	(121.3)
Repurchases of common stock in open market	(0.4)	—	—	—	—	(31.1)	—	(31.1)
Capital contributions from consolidated affiliates	—	—	—	—	—	—	134.2	134.2
Contribution of our hospital to consolidated joint venture	—	—	23.2	—	—	—	(30.8)	(7.6)
Other	1.1	—	(11.9)	—	—	12.5	0.1	0.7
December 31, 2024	100.8	1.2	1,847.0	796.7	—	(577.9)	725.7	2,792.7
Net income	—	—	—	566.2	—	—	183.5	749.7
Issuance of restricted stock	0.7	—	(28.8)	—	—	28.8	—	—
Receipt of treasury stock	(0.2)	—	—	—	—	(20.0)	—	(20.0)
Dividends declared ($0.72 per share)	—	—	0.2	(73.5)	—	—	—	(73.3)
Stock-based compensation	—	—	56.5	—	—	—	—	56.5
Distributions declared	—	—	—	—	—	—	(164.1)	(164.1)
Repurchases of common stock in open market	(1.5)	—	—	—	—	(158.6)	—	(158.6)
Capital contributions from consolidated affiliates	—	—	—	—	—	—	36.6	36.6
Other	0.2	—	(5.3)	—	0.5	5.2	(2.4)	(2.0)
December 31, 2025	100.0	$ 1.2	$ 1,869.6	$ 1,289.4	$ 0.5	$ (722.5)	$ 779.3	$3,217.5

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2025	2024	2023
	(In Millions)		
Cash flows from operating activities:			
Net income	$ 759.1	$ 596.6	$ 463.0
Loss from discontinued operations, net of tax	1.0	2.8	12.0
Adjustments to reconcile net income to net cash provided by operating activities —			
Depreciation and amortization	327.9	299.6	273.9
Amortization of debt-related items	9.6	9.7	9.5
Equity in net income of nonconsolidated affiliates	(4.3)	(3.0)	(3.2)
Distributions from nonconsolidated affiliates	4.1	4.0	1.6
Stock-based compensation	56.5	48.3	50.6
Deferred tax expense	22.3	10.7	3.9
Other, net	(3.5)	15.3	5.2
Changes in assets and liabilities, net of acquisitions —			
Accounts receivable	(15.2)	3.0	(22.4)
Prepaid expenses and other assets	(31.2)	(57.3)	6.1
Accounts payable	(22.6)	3.0	11.8
Accrued payroll	15.9	20.4	39.2
Other liabilities	57.4	52.8	15.6
Net cash used in operating activities of discontinued operations	(1.4)	(3.1)	(16.0)
Total adjustments	415.5	403.4	375.8
Net cash provided by operating activities	1,175.6	1,002.8	850.8
Cash flows from investing activities:			
Purchases of property, equipment, and intangible assets	(736.4)	(642.5)	(583.1)
Proceeds from sale of restricted investments	172.8	18.9	7.4
Purchases of restricted investments	(184.4)	(22.5)	(23.0)
Other, net	(16.6)	(7.2)	(4.1)
Net cash used in investing activities	(764.6)	(653.3)	(602.8)

(Continued)

Encompass Health Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
	(In Millions)		
Cash flows from financing activities:			
Principal payments on debt, including pre-payments	**(115.1)**	(255.2)	(7.2)
Principal borrowings on notes	**—**	15.0	20.0
Borrowings on revolving credit facility	**210.0**	80.0	60.0
Payments on revolving credit facility	**(100.0)**	(60.0)	(115.0)
Principal payments under finance lease obligations	**(23.9)**	(21.8)	(41.1)
Repurchases of common stock, including fees and expenses	**(158.0)**	(31.1)	—
Dividends paid on common stock	**(71.1)**	(62.8)	(60.4)
Distributions paid to noncontrolling interests of consolidated affiliates	**(152.1)**	(125.0)	(114.7)
Taxes paid on behalf of employees for shares withheld	**(20.0)**	(12.1)	(8.2)
Contributions from noncontrolling interests of consolidated affiliates	**1.8**	140.4	68.3
Other, net	**(2.8)**	2.0	1.1
Net cash used in financing activities	**(431.2)**	(330.6)	(197.2)
(Decrease) increase in cash, cash equivalents, and restricted cash	**(20.2)**	18.9	50.8
Cash, cash equivalents, and restricted cash at beginning of year	**123.1**	104.2	53.4
Cash, cash equivalents, and restricted cash at end of year	**$ 102.9**	$ 123.1	$ 104.2
Reconciliation of Cash, Cash Equivalents, and Restricted Cash			
Cash and cash equivalents at beginning of period	$ 85.4	$ 69.1	$ 21.8
Restricted cash at beginning of period	37.7	35.1	31.6
Cash, cash equivalents, and restricted cash at beginning of period	$ 123.1	$ 104.2	$ 53.4
Cash and cash equivalents at end of period	$ 72.2	$ 85.4	$ 69.1
Restricted cash at end of period	30.7	37.7	35.1
Cash, cash equivalents, and restricted cash at end of period	$ 102.9	$ 123.1	$ 104.2
Supplemental cash flow information:			
Cash paid during the year for —			
Interest	**$ (133.1)**	$ (146.8)	$ (147.7)
Supplemental schedule of noncash investing and financing activities:			
Accrued purchases of property, equipment, and intangible assets	**$ 29.7**	$ 1.9	$ 26.7
Joint venture contributions	**34.8**	11.8	32.2

The accompanying notes to consolidated financial statements are an integral part of these statements.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies:

Organization and Description of Business—

Encompass Health Corporation, incorporated in Delaware in 1984, including its subsidiaries, is a provider of inpatient rehabilitation services. We operate hospitals in 39 states and Puerto Rico, with concentrations in Florida and Texas. As of December 31, 2025, we operated 173 inpatient rehabilitation hospitals. We are the sole owner of 106 of these hospitals. We retain 50.0% to 97.5% ownership in the remaining 67 jointly owned hospitals.

Basis of Presentation and Consolidation—

The accompanying consolidated financial statements of Encompass Health and its subsidiaries were prepared in accordance with generally accepted accounting principles in the United States of America and include the assets, liabilities, revenues, and expenses of all wholly-owned subsidiaries, majority-owned subsidiaries over which we exercise control, and, when applicable, entities in which we have a controlling financial interest. Certain prior year amounts may have been reclassified for comparative purposes to conform to the current-year financial statement presentation.

We use the equity method to account for our investments in entities we do not control, but where we have the ability to exercise significant influence over operating and financial policies. Consolidated *Net income attributable to Encompass Health* includes our share of the net earnings of these entities. The difference between consolidation and the equity method impacts certain of our financial ratios because of the presentation of the detailed line items reported in the consolidated financial statements for consolidated entities compared to a one line presentation of equity method investments.

On December 31, 2025, we entered into an agreement to sell our 50% membership interest in Gamma Knife Center at Barnes-Jewish Hospital, LLC ("Gamma Knife") to our existing joint venture partner, Barnes-Jewish Hospital, LLC, for $17.9 million effective January 1, 2026. We account for Gamma Knife as an equity method investment. As a result of this transaction, we expect to record an approximate $13 million post-tax gain in *Other income* on our condensed consolidated statement of operations during the three months ended March 31, 2026 and expect the $17.9 million proceeds to be classified as an investing activity within our condensed consolidated statement of cash flows during the three months ended March 31, 2026.

We eliminate all significant intercompany accounts and transactions from our financial results.

Variable Interest Entities—

Any entity considered a variable interest entity ("VIE") is evaluated to determine which party is the primary beneficiary and thus should consolidate the VIE. This analysis is complex, involves uncertainties, and requires significant judgment on various matters. In order to determine if we are the primary beneficiary of a VIE, we must determine what activities most significantly impact the economic performance of the entity, whether we have the power to direct those activities, and if our obligation to absorb losses or receive benefits from the VIE could potentially be significant to the VIE.

Use of Estimates and Assumptions—

The preparation of our consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions are used for, but not limited to: (1) revenue reserves for contractual adjustments and uncollectible amounts; (2) fair value of acquired assets and assumed liabilities in business combinations; (3) asset impairments, including goodwill; (4) depreciable lives of assets; (5) useful lives of intangible assets; (6) economic lives and fair value of leased assets; (7) income tax valuation allowances; (8) uncertain tax positions; (9) fair value of stock options and restricted stock containing a market condition; (10) fair value of redeemable noncontrolling interests; (11) reserves for self-insured healthcare plans; (12) reserves for professional, workers' compensation, and comprehensive general insurance liability risks; and (13) contingency and litigation reserves. Future events and their effects cannot be predicted with certainty; accordingly, our accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as our operating environment changes. We evaluate and update our assumptions and estimates on an ongoing basis and may employ outside experts to assist in our evaluation, as considered necessary. Actual results could differ from those estimates.

Risks and Uncertainties—

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

- licensure, certification, and accreditation;

- policies, either at the national or local level, delineating what conditions must be met to qualify for reimbursement under Medicare (also referred to as coverage requirements);

- coding and billing for services;

- requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children's Health Insurance Program (SCHIP) Extension Act of 2007;

- relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws;

- quality of medical care;

- use and maintenance of medical supplies and equipment;

- maintenance and security of patient information and medical records;

- minimum staffing;

- acquisition and dispensing of pharmaceuticals and controlled substances;

- pricing transparency and similar consumer protection rules; and

- disposal of medical and hazardous waste.

In the future, changes in these laws or regulations or the manner in which they are enforced could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements. Those changes could also affect reimbursement as well as future compliance, training, and staffing costs.

If we fail to comply with applicable laws and regulations, we could be required to return portions of reimbursements deemed after the fact to have not been appropriate. We could also be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs which, if lengthy in duration and material to us, could potentially trigger a default under our credit agreement. Because Medicare comprises a significant portion of our *Net operating revenues*, failure to comply with the laws and regulations governing the Medicare program and related matters, including anti-kickback and anti-fraud requirements, could materially and adversely affect us. Specifically, reductions in reimbursements, substantial damages, and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operation, and cash flows. Even the assertion of a violation, depending on its nature, could have a material adverse effect upon our stock price or reputation and could cost us significant time and expense to defend.

Historically, the United States Congress and some state legislatures have periodically proposed significant changes in regulations governing the healthcare system. Many of these changes have resulted in limitations on the increases in and, in some cases, significant roll-backs or reductions in the levels of payments to healthcare providers for services under many government reimbursement programs. There can be no assurance that future governmental initiatives will not result in reimbursement freezes and reductions, or reimbursement increases that are less than the increases we experience in our costs of

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

operation. Because we receive a significant percentage of our revenues from federal and state payors, such changes in legislation might have a material adverse effect on our financial position, results of operations, and cash flows.

In addition, there are increasing pressures from many third-party payors to control healthcare costs and to reduce or limit increases in reimbursement rates for medical services. Our relationships with managed care and nongovernmental third-party payors are generally governed by negotiated agreements. These agreements set forth the amounts we are entitled to receive for our services. We could be adversely affected in some of the markets where we operate if we are unable to negotiate and maintain favorable agreements with third-party payors.

Our third-party payors may also, from time to time, request audits of the amounts paid, or to be paid, to us. We could be adversely affected in some of the markets where we operate if the auditing payor alleges substantial overpayments were made to us due to coding errors or lack of documentation to support medical necessity determinations.

Net Operating Revenues—

Our *Net operating revenues* disaggregated by payor source are as follows (in millions):

| | **Year Ended December 31,** | | | | | |
	2025		**2024**		**2023**	
Medicare	$	3,886.9	$	3,495.3	$	3,126.1
Medicare Advantage		974.4		903.7		776.1
Managed care		634.0		579.2		531.4
Medicaid		184.2		179.4		190.7
Other third-party payors		39.7		41.7		41.8
Workers' compensation		29.6		27.8		25.8
Patients		17.2		15.9		14.9
Other income		169.2		130.2		94.4
Total	$	5,935.2	$	5,373.2	$	4,801.2

We record *Net operating revenues* on an accrual basis using our best estimate of the transaction price for the type of service provided to the patient. Our estimate of the transaction price includes estimates of price concessions for such items as contractual allowances, potential adjustments that may arise from payment and other reviews, and uncollectible amounts. Our accounting systems calculate contractual allowances on a patient-by-patient basis based on the rates in effect for each primary third-party payor. Adjustments related to payment reviews by third-party payors or their agents are based on our historical experience and success rates in the claims adjudication process. Estimates for uncollectible amounts are based on the aging of our accounts receivable, our historical collection experience for each type of payor, and other relevant factors.

Management continually reviews the revenue transaction price estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms that result from contract renegotiations and renewals. Due to complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payors, which are often subject to interpretation, we may receive reimbursement for healthcare services authorized and provided that is different from our estimates, and such differences could be material. In addition, laws and regulations governing the Medicare and Medicaid programs, are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided under each hospital provider number to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to Encompass Health under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

The Centers for Medicare & Medicaid Services ("CMS") has been granted authority to suspend payments, in whole or in part, to Medicare providers if CMS possesses reliable information an overpayment, fraud, or willful misrepresentation exists. If CMS suspects payments are being made as the result of fraud or misrepresentation, CMS may suspend payment at any time without providing prior notice to us. The initial suspension period is limited to 180 days. However, the payment suspension period can be extended almost indefinitely if the matter is under investigation by the United States Department of Health and Human Services Office of Inspector General (the "HHS-OIG") or the United States Department of Justice (the "DOJ"). Therefore, we are unable to predict if or when we may be subject to a suspension of payments by the Medicare and/or Medicaid programs, the possible length of the suspension period, or the potential cash flow impact of a payment suspension. Any such suspension would adversely impact our financial position, results of operations, and cash flows.

Pursuant to legislative directives and authorizations from Congress, CMS has developed and instituted various Medicare audit programs under which CMS contracts with private companies to conduct claims and medical record audits. As a matter of course, we undertake significant efforts through training and education to ensure compliance with Medicare requirements. However, past audits have led, and future audits may lead, to assertions we have been underpaid or overpaid by Medicare or submitted improper claims in some instances. Ultimately, audits may require us to refund any amounts determined to have been overpaid. Audits also require us to incur additional costs to respond to requests for records and defend the validity of payments and claims. In some circumstances auditors assert the authority to extrapolate denial rationales to large pools of claims not actually audited, which could increase the impact of the audit. We cannot predict when or how these audit programs will affect us.

Medicare Administrative Contractors ("MACs"), under programs known as "widespread probes," have conducted pre-payment claim reviews of our Medicare billings and in some cases denied payment for certain diagnosis codes. We dispute, or "appeal," most of these denials. As discussed above, our historical experience and success in the adjudication of these appeals is a component of our estimate of transaction price. The Medicare appeals adjudication process is administered by the Office of Medicare Hearings and Appeals ("OMHA") and has been subject to significant delay resulting in a backlog of claims awaiting adjudication. Beginning in March 2020, OMHA increased the frequency of hearings and the number of claims set at each hearing, which we believe adds to the substantive and procedural deficiencies in the appeals process. During 2022, the backlog of "widespread probe" claims adjudicated by the administrative law judge ("ALJ") continued and were substantially resolved. This OMHA practice resulted in a reduction in our success in the adjudication of these appeals, but have increased the pace of recovery of these claims. We have appealed certain adverse ALJ rulings to the Department Appeals Board ("DAB"), the final level of administrative review. As of December 31, 2025, approximately $12 million and $21 million in denied claims are awaiting review at the ALJ and DAB levels, respectively. In addition, we have appealed approximately $6 million in claims denied by the DAB pending review by the United States district courts as of December 31, 2025. Reserves against appeals pending before the ALJ, DAB, and the United States district courts totaled $7.0 million, $12.3 million, and $4.6 million, respectively, as of December 31, 2025.

During the fourth quarter of 2023, we recorded an additional reserve totaling $21.9 million related to appeals pending before the DAB and several federal district courts. The increase in reserve was driven primarily by an increase in unfavorable adjudication outcomes experienced at the DAB during the second half of 2023 and largely offsets the remaining net carrying value of these claims. These appeals related primarily to claims denied prior to 2018. This adjustment did not impact our reserve methodology for ongoing claims audit programs, including TPE and RCD (defined and discussed below). We will continue to pursue ongoing appeals before the DAB and federal district courts where economically beneficial.

Under CMS's Targeted Probe and Educate ("TPE") program, MACs use data analysis to identify healthcare providers with unusual billing practices, high claim error rates, and items and services that have high national error rates. Once a MAC selects a provider for claims review, the initial volume of claims review is limited to 20 to 40 claims. The TPE program includes up to three rounds of claims review if necessary with corresponding provider education and a subsequent period to allow for improvement. If results do not improve sufficiently after three rounds, the MAC may refer the provider to CMS for further action, which may include extrapolation of error rates to a broader universe of claims or referral to a UPIC or RAC (defined below). We cannot predict the impact of the TPE program on our ability to collect claims on a timely basis.

On December 14, 2020, CMS announced a five-year review choice demonstration for inpatient rehabilitation services (the "RCD"), under which Medicare reimbursement claims are assessed for compliance with applicable coverage and clinical documentation requirements. In August 2023, inpatient rehabilitation facilities ("IRFs") located in Alabama began participation in RCD. On June 17, 2024, CMS expanded RCD to include IRFs located in Pennsylvania and billing to a certain MAC. We do

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

not bill to that MAC, so we are not subject to the program in Pennsylvania at this time. In December 2025, CMS announced the expansion of RCD to Texas and California, effective March 2, 2026 and May 1, 2026, respectively. With the expansion to those two states, we expect 33 of our current inpatient rehabilitation hospitals (representing approximately 11.9% of our IRF Medicare claims) to be subject to RCD. After the initial four states, CMS intends to expand the demonstration to include additional IRFs based on the MAC to which those IRFs submit claims. There are no details of that expansion at this time.

Under the RCD, participating IRFs have an initial choice between pre-claim or post-payment review of 100% of Medicare claims submitted to demonstrate compliance with applicable requirements. We elected the pre-claim review option for our IRFs in Alabama for the first cycle. Under the pre-claim review choice, services can begin prior to the submission of the review request and continue while the decision is being made. The pre-claim review request with required documentation must be submitted, reviewed, and approved before the final claim is paid. If a certain percentage of the claims reviewed are found to be valid, the IRF may then opt out of the 100% review. The opt-out validation percentages for the first, second, and third cycles were 80% or greater, 85% or greater and 90% or greater, respectively. In opting out, the IRF may elect spot prepayment reviews of samples consisting of 5% of total claims or selective post-payment review of a statistically valid random sample. Our claim validation rate for the first cycle ending in February 2024 exceeded the 80% threshold at all participating hospitals. For the second cycle, which began on May 1, 2024, we elected not to opt out, so our hospitals in Alabama remained subject to the 100% pre-claim review. None of our hospitals in Alabama achieved the opt-out claim validation rate for the second or third cycles ending in October 2024 and June 2025, respectively. In the third cycle, we again submitted 100% of review requests pre-claim. None of our IRFs in Alabama achieved the 90% claim validation rate for the third cycle ending in June 2025. We believe many of the non-affirmations in these cycles were based on application of improper standards or requirements that directly conflict with the Medicare coverage criteria for IRFs. We have engaged, and will continue to engage, with the MAC and CMS to ensure the review process is consistent with existing rules, regulations and statutes. In the fourth cycle which began September 1, 2025, the affirmation rate required to opt-out remains 90% or greater. Given the inconsistent review process applied by the MAC across the previous cycles, we cannot predict the impact, if any, RCD may have on the collectability of our Medicare claims over the program's term and ultimately on our financial position, results of operations, and cash flows.

In connection with CMS approved and announced Recovery Audit Contractors ("RACs") audits related to IRFs, we received requests from 2013 to 2025 to review certain patient files for discharges occurring from 2010 to 2025. These RAC audits are focused on identifying Medicare claims that may contain improper payments. RAC contractors must have CMS approval before conducting these focused reviews which cover issues ranging from billing documentation to medical necessity. Medical necessity is an assessment by an independent physician of a patient's ability to tolerate and benefit from intensive multi-disciplinary therapy provided in an IRF setting.

CMS has also established other types of contractors, including the Unified Program Integrity Contractors ("UPICs") and the Supplemental Medical Review Contractor ("SMRC"). The UPICs conduct audits with a focus on potential fraud and abuse issues. Like the RACs, the UPICs conduct audits and have the ability to refer matters to the HHS-OIG or the DOJ. Unlike RACs, UPICs do not receive a specific financial incentive based on the amount of the error as a result of UPIC audits. We have, from time to time, received UPIC record requests which have resulted in claim denials on paid claims. We have appealed substantially all UPIC denials arising from these audits using the same process we follow for appealing other denials by contractors. As of December 31, 2025, we have appealed $18.0 million of overpayment determination related to one UPIC audit to the DAB, challenging both the denials and the improper use of extrapolation. It is not possible to predict when this matter will be resolved or the ultimate outcome. The SMRC conducts nationwide medical reviews of Medicare claims to determine compliance with coverage, coding, payment, and billing requirements.

To date, the Medicare claims that are subject to these post-payment audit requests represent less than 1% of our Medicare patient discharges from 2010 to 2025. Because we have confidence in the medical judgment of both the referring and admitting physicians who assess the treatment needs of their patients, we have appealed substantially all claim denials arising from these audits using the same process we follow for appealing denials by MACs. Due to the delays announced by CMS in the related adjudication process discussed above, we believe the resolution of any claims that are subsequently denied as a result of these claim audits could take several years. In addition, because we have limited experience with UPICs and RACs in the context of claims reviews of this nature, we cannot provide assurance as to the timing or outcomes of these disputes. As such, we make estimates for these claims based on our historical experience and success rates in the claims adjudication process, which is the same process we follow for denials by MACs. During 2025, 2024, and 2023, our adjustment to *Net operating revenues* for claims that are part of these post-payment claims review process was not material.

FORM 10-K

Our performance obligations relate to contracts with a duration of less than one year. Therefore, we elected to apply the optional exemption to not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. These unsatisfied or partially unsatisfied performance obligations primarily relate to services provided at the end of the reporting period.

We are subject to changes in government legislation that could impact Medicare payment levels and changes in payor patterns that may impact the level and timing of payments for services rendered.

Net operating revenues are recognized over time as the services are provided to the patient. The performance obligation is the rendering of services to the patient during the term of their inpatient stay. Revenues are recognized (or measured) using the input method as therapy, nursing, and auxiliary services are provided based on our estimate of the respective transaction price. Revenues recognized are subject to a number of elements which impact both the overall amount of revenue realized as well as the timing of the collection of the related accounts receivable. Factors considered in determining the estimated transaction price include the patient's total length of stay for in-house patients, each patient's discharge destination, the proportion of patients with secondary insurance coverage and the level of reimbursement under that secondary coverage, and the amount of charges that will be disallowed by payors. Such additional factors are assumed to remain consistent with the experience for patients discharged in similar time periods for the same payor classes.

Cash and Cash Equivalents—

Cash and cash equivalents include highly liquid investments with maturities of three months or less when purchased. Carrying values of *Cash and cash equivalents* approximate fair value due to the short-term nature of these instruments.

We maintain amounts on deposit with various financial institutions, which may, at times, exceed federally insured limits. However, management periodically evaluates the credit-worthiness of those institutions, and we have not experienced any losses on such deposits.

Marketable Securities—

We record all equity securities with readily determinable fair values and for which we do not exercise significant influence at fair value and record the change in fair value for the reporting period in our consolidated statements of operations.

We record debt securities with readily determinable fair values and for which we do not exercise significant influence as available-for-sale securities. We carry the available-for-sale securities at fair value and report unrealized holding gains or losses, net of income taxes, in *Accumulated other comprehensive income*, which is a separate component of shareholders' equity. We recognize realized gains and losses in our consolidated statements of operations using the specific identification method. Unrealized losses are charged against earnings when a decline in fair value was determined to be other than temporary. Management reviews several factors to determine whether a loss is other than temporary, such as the length of time a security is in an unrealized loss position, the extent to which fair value is less than cost, the financial condition and near term prospects of the issuer, industry, or geographic area and our ability and intent to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Accounts Receivable—

We report accounts receivable from services rendered at their estimated transaction price which takes into account price concessions from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers' compensation programs, employers, and patients. Our accounts receivable are concentrated by type of payor. The concentration of patient service accounts receivable by payor class, as a percentage of total patient service accounts receivable, is as follows:

	As of December 31,	
	2025	**2024**
Medicare	54.9 %	55.5 %
Managed care and other discount plans, including Medicare Advantage	35.6 %	34.3 %
Medicaid	3.6 %	4.0 %
Other third-party payors	2.8 %	2.8 %
Workers' compensation	2.5 %	2.6 %
Patients	0.6 %	0.8 %
Total	100.0 %	100.0 %

While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there are significant credit risks associated with this government agency. We do not believe there are any other significant concentrations of revenues from any particular payor that would subject us to any significant credit risks in the collection of our accounts receivable.

Accounts requiring collection efforts are reviewed via system-generated work queues that automatically stage (based on age and size of outstanding balance) accounts requiring collection efforts for patient account representatives. Collection efforts include contacting the applicable party (both in writing and by telephone), providing information (both financial and clinical) to allow for payment or to overturn payor decisions to deny payment, and arranging payment plans with self-pay patients, among other techniques. When we determine all in-house efforts have been exhausted or it is a more prudent use of resources, accounts may be turned over to a collection agency.

The collection of outstanding receivables from Medicare, managed care payors, other third-party payors, and patients is our primary source of cash and is critical to our operating performance. While it is our policy to verify insurance prior to a patient being admitted, there are various exceptions that can occur. Such exceptions include instances where we are (1) unable to obtain verification because the patient's insurance company was unable to be reached or contacted, (2) a determination is made that a patient may be eligible for benefits under various government programs, such as Medicaid, and it takes several days, weeks, or months before qualification for such benefits is confirmed or denied, and (3) the patient is transferred to our hospital from an acute care hospital without having access to a credit card, cash, or check to pay the applicable patient responsibility amounts (i.e., deductibles and co-payments).

Our primary collection risks relate to patient responsibility amounts and claims reviews conducted by MACs or other contractors. Patient responsibility amounts include accounts for which the patient was the primary payor or the primary insurance carrier has paid the amounts covered by the applicable agreement, but patient co-payment amounts remain outstanding. Changes in the economy, such as increased unemployment rates or periods of recession, can further exacerbate our ability to collect patient responsibility amounts.

If actual results are not consistent with our assumptions and judgments, we may be exposed to gains or losses that could be material. Changes in general economic conditions, business office operations, payor mix, or trends in federal or state governmental and private employer healthcare coverage could affect our collection of accounts receivable, financial position, results of operations, and cash flows.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Property and Equipment—

We report land, buildings, improvements, vehicles, and equipment at cost, net of accumulated depreciation and amortization and any asset impairments. We depreciate our assets using the straight-line method over the shorter of the estimated useful life of the assets or life of the underlying leases. Useful lives are generally as follows:

	Years
Buildings	10 to 30
Leasehold improvements	2 to 15
Vehicles	5
Furniture, fixtures, and equipment	3 to 10

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and betterments that increase the estimated useful life of an asset. We capitalize pre-acquisition costs when they are directly identifiable with a specific property, the costs would be capitalizable if the property were already acquired, and acquisition of the property is probable. We capitalize interest expense on major construction and development projects while in progress.

We retain fully depreciated assets in property and accumulated depreciation accounts until we remove them from service. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as a component of income from continuing operations in the consolidated statements of operations. However, if the sale, retirement, or disposal involves a discontinued operation, the resulting net amount, less any proceeds, is included in the results of discontinued operations.

Leases—

We determine if an arrangement is a lease or contains a lease at inception and perform an analysis to determine whether the lease is an operating lease or a finance lease. We measure right-of-use assets and lease liabilities at the lease commencement date based on the present value of the remaining lease payments. As most of our leases do not provide a readily determinable implicit rate, we estimate an incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. We use this rate to discount the remaining lease payments in measuring the right-of-use asset and lease liability. We use the implicit rate when readily determinable. We recognize lease expense for operating leases on a straight-line basis over the lease term. For our finance leases, we recognize amortization expense from the amortization of the right-of-use asset and interest expense on the related lease liability. Certain of our lease agreements contain annual escalation clauses based on changes in the Consumer Price Index. The changes to the Consumer Price Index, as compared to our initial estimate at the lease commencement date, are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred. In general, we do not account for lease and non-lease components separately for purposes of establishing right-of-use assets and lease liabilities.

Leases with an initial term of twelve months or less are not recorded on the consolidated balance sheets. We recognize lease expense for these leases on a straight-line basis over the lease term.

Goodwill and Other Intangible Assets—

We are required to test our goodwill and indefinite-lived intangible asset for impairment at least annually, absent some triggering event that would accelerate an impairment assessment. Absent any impairment indicators, we perform this impairment testing as of October 1st of each year. We recognize an impairment charge for any amount by which the carrying amount of the asset exceeds its implied fair value. We present an impairment charge as a separate line item within income from continuing operations in the consolidated statements of operations, unless the impairment is associated with a discontinued operation. In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations.

We assess qualitative factors in our single reporting unit to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative impairment test, we would determine the fair value of our reporting unit using generally accepted valuation techniques

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

including the income approach and the market approach. The income approach includes the use of our reporting unit's discounted projected operating results and cash flows. This approach includes many assumptions related to pricing and volume, operating expenses, capital expenditures, discount factors, tax rates, etc. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairment in future periods. We reconcile the estimated fair value of our reporting unit to our market capitalization. When we dispose of a hospital, goodwill is allocated to the gain or loss on disposition using the relative fair value methodology.

We assess qualitative factors related to our indefinite-lived intangible asset to determine whether it is necessary to perform the quantitative impairment test. If, based on this qualitative assessment, we were to believe we must perform the quantitative impairment test, we would determine the fair value of our indefinite-lived intangible asset using generally accepted valuation techniques including the relief-from-royalty method. This method is a form of the income approach in which value is equated to a series of cash flows and discounted at a risk-adjusted rate. It is based on a hypothetical royalty, calculated as a percentage of forecasted revenue, that we would otherwise be willing to pay to use the asset, assuming it were not already owned. This approach includes assumptions related to pricing and volume, as well as a royalty rate a hypothetical third party would be willing to pay for use of the asset. When making our royalty rate assumption, we consider rates paid in arms-length licensing transactions for assets comparable to our asset.

We amortize the cost of intangible assets with finite useful lives over their respective estimated useful lives to their estimated residual value. As of December 31, 2025, none of our finite useful lived intangible assets has an estimated residual value. We also review these assets for impairment whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount.

The range of estimated useful lives and the amortization basis for our intangible assets, excluding goodwill, are generally as follows:

	Estimated Useful Life and Amortization Basis
Certificates of need	10 to 30 years using straight-line basis
Licenses	10 to 20 years using straight-line basis
Noncompete agreements	1 to 18 years using straight-line basis
Trade names:	
Encompass	indefinite-lived asset
All other	10 to 20 years using straight-line basis
Internal-use software	3 to 7 years using straight-line basis
Market access assets	20 years using accelerated basis

We capitalize the costs of obtaining or developing internal-use software, including external direct costs of material and services and certain directly related payroll costs. Amortization begins when the internal-use software is ready for its intended use. Costs incurred during the preliminary project and post-implementation stages, as well as maintenance and training costs, are expensed as incurred.

Impairment of Long-Lived Assets and Other Intangible Assets—

We assess the recoverability of long-lived assets (excluding goodwill and our indefinite-lived asset) and identifiable acquired intangible assets with finite useful lives, whenever events or changes in circumstances indicate we may not be able to recover the asset's carrying amount. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over its remaining life can be recovered through undiscounted future cash flows. The amount of impairment of identifiable intangible assets with finite useful lives, if any, to be recognized is measured based on projected discounted future cash flows. We measure the amount of impairment of other long-lived assets (excluding goodwill) as the amount by which the carrying value of the asset exceeds the fair market value of the asset, which is generally determined based on projected discounted future cash flows or appraised values. We classify long-lived assets to be disposed of other than by sale as held and used until they are disposed. We report long-lived assets to be disposed of by sale as held for sale and recognize those assets in the balance sheet at the lower of carrying amount or fair value less cost to sell, and we cease depreciation.

Financing Costs—

We amortize financing costs using the effective interest method over the expected life of the related debt. Excluding financing costs related to our revolving line of credit (which are included in *Other long-term assets*), financing costs are presented as a direct deduction from the face amount of the financings. The related expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

We accrete discounts and amortize premiums using the effective interest method over the expected life of the related debt, and we report discounts or premiums as a direct deduction from, or addition to, the face amount of the financing. The related income or expense is included in *Interest expense and amortization of debt discounts and fees* in our consolidated statements of operations.

Fair Value Measurements—

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions market participants would use in pricing an asset or liability.

The basis for these assumptions establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- *Level 1* – Observable inputs such as quoted prices in active markets;

- *Level 2* – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- *Level 3* – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

- *Market approach* – Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- *Cost approach* – Amount that would be required to replace the service capacity of an asset (i.e., replacement cost); and

- *Income approach* – Techniques to convert future cash flows to a single present amount based on market expectations (including present value techniques, option-pricing models, and lattice models).

Our financial instruments consist mainly of cash and cash equivalents, restricted cash, restricted marketable securities, accounts receivable, accounts payable, letters of credit, and long-term debt. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable approximate fair value because of the short-term maturity of these instruments. The fair value of our letters of credit is deemed to be the amount of payment guaranteed on our behalf by third-party financial institutions. We determine the fair value of our long-term debt using quoted market prices, when available, or discounted cash flows based on various factors, including maturity schedules, call features, and current market rates.

On a recurring basis, we are required to report our restricted marketable securities at fair value. The fair values of our restricted marketable securities are determined based on quoted market prices in active markets or quoted prices, dealer quotations, or alternative pricing sources supported by observable inputs in markets that are not considered to be active.

In addition, there are assets and liabilities that are not required to be reported at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. The fair value of our property and equipment is determined using discounted cash flows and significant unobservable inputs, unless there is an offer to purchase such assets, which could be the basis for determining fair value. The fair value of our intangible assets, excluding goodwill, is determined using discounted cash flows and significant unobservable inputs. The fair value of our goodwill is determined using discounted projected operating results and cash flows, which involve significant unobservable inputs.

See also the "Redeemable Noncontrolling Interests" section of this note.

Noncontrolling Interests in Consolidated Affiliates—

The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates we control. Accordingly, we have recorded noncontrolling interests in the earnings and equity of such entities. We record adjustments to noncontrolling interests for the allocable portion of income or loss to which the noncontrolling interests holders are entitled based upon their portion of the subsidiaries they own. Distributions to holders of noncontrolling interests are adjusted to the respective noncontrolling interests holders' balance.

Effective July 1, 2024, we expanded our existing joint venture with Piedmont Healthcare ("Piedmont"), which we control, by contributing the assets and operations of our previously wholly-owned 70-bed hospital in Augusta, Georgia. Piedmont contributed approximately $90 million on July 1, 2024, which indirectly resulted in Piedmont obtaining a 50% ownership interest in the hospital. As a result of this transaction, we recorded a post-tax gain of $23.2 million increasing *Capital in excess of par value* on the consolidated statement of shareholders' equity for the year ended December 31, 2024. The contribution from Piedmont is included in *Contributions from noncontrolling interests of consolidated affiliates* on the consolidated statement of cash flows for the year ended December 31, 2024.

Redeemable Noncontrolling Interests—

Certain of our joint venture agreements contain provisions that allow our partners to require us to purchase their interests in the joint venture at fair value at certain points in the future. Because these noncontrolling interests provide for redemption features that are not solely within our control, we classify them as *Redeemable noncontrolling interests* outside of permanent equity in our consolidated balance sheets. At the end of each reporting period, we compare the carrying value of the *Redeemable noncontrolling interests* to their estimated redemption value. If the estimated redemption value is greater than the current carrying value, the carrying value is adjusted to the estimated redemption value, with the adjustments recorded through equity in the line item *Capital in excess of par value*.

The fair value of our *Redeemable noncontrolling interests* in our joint venture entities is determined primarily using the income approach. The income approach includes the use of the joint venture entities' projected operating results and cash flows discounted using a rate that reflects market participant assumptions for the applicable joint venture entity, or *Level 3* inputs. The projected operating results use management's best estimates of economic and market conditions over the forecasted periods including assumptions for pricing and volume, operating expenses, and capital expenditures.

Share-Based Payments—

Encompass Health has shareholder-approved stock-based compensation plans that provide for the granting of stock-based compensation to certain employees and directors. All share-based payments to employees are recognized in the financial statements based on their estimated grant-date fair value and amortized on a straight-line basis over the applicable requisite service period.

FORM 10-K

Litigation Reserves—

We accrue for loss contingencies associated with outstanding litigation for which management has determined it is probable a loss contingency exists and the amount of loss can be reasonably estimated. If the accrued amount associated with a loss contingency is greater than $5.0 million, we also accrue estimated future legal fees associated with the loss contingency. This requires management to estimate the amount of legal fees that will be incurred in the defense of the litigation. These estimates are based on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length to complete, or complexity of outstanding litigation changes.

Advertising Costs—

We expense costs of print, radio, television, and other advertisements as incurred. Advertising expenses, primarily included in *Other operating expenses* within the accompanying consolidated statements of operations, were $5.3 million, $5.8 million, and $6.1 million in each of the years ended December 31, 2025, 2024, and 2023, respectively.

Income Taxes—

We provide for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.

A valuation allowance is required when it is more likely than not some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income in the applicable tax jurisdiction. On a quarterly basis, we assess the likelihood of realization of our deferred tax assets considering all available evidence, both positive and negative. Our most recent operating performance, the scheduled reversal of temporary differences, our forecast of taxable income in future periods by jurisdiction, our ability to sustain a core level of earnings, and the availability of prudent tax planning strategies are important considerations in our assessment.

We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. We have used the with-and-without method to determine when we will recognize excess tax benefits from stock-based compensation.

Encompass Health and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability companies, and other pass-through entities we consolidate or account for using the equity method of accounting may file separate federal, state, and local income tax returns. We include the allocable portion of each pass-through entity's income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Assets and Liabilities in and Results of Discontinued Operations—

We report the disposal of the component, or group of components, as discontinued operations only when it represents a strategic shift that has, or will have, a major effect on our operations and financial results. In the period a component of an entity has been disposed of or classified as held for sale, we reclassify the results of operations for current and prior periods into a single caption titled *Loss from discontinued operations, net of tax*. In addition, we classify the assets and liabilities of those components as current and noncurrent assets and liabilities within *Other current assets*, *Other long-term assets*, *Other current liabilities*, and *Other long-term liabilities* in our consolidated balance sheets. We also classify cash flows related to discontinued operations as one line item within each category of cash flows in our consolidated statements of cash flows.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

During 2025, 2024 and 2023, we incurred legal costs of $1.2 million, $2.9 million, and $15.8 million, respectively, related to ongoing litigation against former executive officers of our home health and hospice business, which was spun off on July 1, 2022. These costs are included in *Loss from discontinued operations, net of tax*, in the consolidated statements of operations. In January 2026, we reached an agreement with certain defendants of this litigation on our claims for attorneys' fees and mitigation damages previously awarded to us. In February 2026, we collected approximately $22 million in full satisfaction of our claims. As a result, we expect to record an approximate $16 million after tax gain in *Income (loss) from discontinued operations, net of tax*, in the condensed consolidated statements of operations during the three months ended March 31, 2026.

Earnings per Common Share—

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings per common share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be antidilutive. The calculation of earnings per common share also considers the effect of participating securities. Stock-based compensation awards that contain nonforfeitable rights to dividends and dividend equivalents, such as our restricted stock units, are considered participating securities and are included in the computation of earnings per common share pursuant to the two-class method. In applying the two-class method, earnings are allocated to both common stock shares and participating securities based on their respective weighted-average shares outstanding for the period.

Treasury Stock—

Shares of common stock repurchased by us are recorded at cost, including direct incremental costs, as treasury stock. When shares are reissued, we use an average cost method to determine cost. The difference between the cost of the shares and the re-issuance price is added to or deducted from *Capital in excess of par value*. We account for the retirement of treasury stock as a reduction of retained earnings.

Comprehensive Income—

Comprehensive income is comprised of *Net income* and changes in unrealized gains or losses on available-for-sale securities and is included in the consolidated statements of comprehensive income.

Recently Adopted Accounting Pronouncements—

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which intends to improve the transparency of income tax disclosures by requiring companies to (1) disclose consistent categories and greater disaggregation of information in the effective rate reconciliation and (2) provide information on income taxes paid disaggregated by jurisdiction. We adopted ASU 2023-09 prospectively with an effective date as of January 1, 2025. The disclosures required are presented in Note 14, *Income Taxes*.

Recent Accounting Pronouncements Not Yet Adopted—

In November 2024, the FASB issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires disaggregation of certain expense captions into specified categories within the notes to the financial statements for both interim and annual reporting periods. ASU 2024-03 is effective for our annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028. Early adoption is permitted. We are currently evaluating the requirements of this standard and any potential impact it may have on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software," which intends to modernize the guidance related to internal-use software costs to reflect current software development methods. ASU 2025-06 requires entities to begin capitalizing software costs when management authorizes and commits to funding the software project, and it is probable the project will be completed and the software will be used for its intended purpose. ASU 2025-06 is effective for our annual and interim periods beginning January 1, 2028. Early adoption is permitted. The guidance can be applied on a prospective basis, a modified basis for in-process projects, or on a retrospective basis. We are currently evaluating the requirements of this standard and any potential impact it may have on our consolidated financial statements.

We do not believe any other recently issued, but not yet effective, accounting standards will have a material effect on our consolidated financial position, results of operations, or cash flows.

2.   Variable Interest Entities:

As of December 31, 2025 and December 31, 2024, we consolidated eight limited partnership-like entities that are VIEs and of which we are the primary beneficiary. Our ownership percentages in these entities range from 50.0% to 75.0% as of December 31, 2025. Through partnership and management agreements with or governing each of these entities, we manage all of these entities and handle all day-to-day operating decisions. Accordingly, we have the decision-making power over the activities that most significantly impact the economic performance of our VIEs and an obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. These decisions and significant activities include, but are not limited to, marketing efforts, oversight of patient admissions, medical training, nurse and therapist scheduling, provision of healthcare services, billing, collections and creation and maintenance of medical records. The terms of the agreements governing each of our VIEs prohibit us from using the assets of each VIE to satisfy the obligations of other entities.

The carrying amounts and classifications of the consolidated VIEs' assets and liabilities, which are included in our consolidated balance sheets, are as follows (in millions):

	As of December 31,		
	2025		**2024**
Assets			
Current assets:			
Cash and cash equivalents	$	1.6	$	0.4
Accounts receivable		34.9		34.5
Other current assets		4.7		9.6
Total current assets		41.2		44.5
Property and equipment, net		135.0		135.7
Operating lease right-of-use assets		1.3		1.3
Goodwill		15.9		15.9
Intangible assets, net		0.8		1.0
Other long-term assets		9.6		9.7
Total assets	$	203.8	$	208.1
Liabilities			
Current liabilities:			
Current portion of long-term debt	$	1.0	$	1.0
Accounts payable		6.6		6.2
Accrued payroll		10.9		11.0
Other current liabilities		19.0		12.7
Total current liabilities		37.5		30.9
Long-term debt, net of current portion		11.6		12.7
Long-term operating lease liabilities		1.4		1.4
Total liabilities	$	50.5	$	45.0

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

3.   **Cash and Marketable Securities:**

The components of our investments as of December 31, 2025 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 72.2	$ 30.7	$ —	$ 102.9
Equity securities	—	—	36.3	36.3
Available-for-sale debt securities:				
U.S. government and agency securities	—	—	40.4	40.4
Corporate bonds and notes	—	—	69.1	69.1
Total	$ 72.2	$ 30.7	$ 145.8	$ 248.7

The components of our investments as of December 31, 2024 are as follows (in millions):

	Cash & Cash Equivalents	Restricted Cash	Restricted Marketable Securities	Total
Cash	$ 85.4	$ 37.7	$ —	$ 123.1
Equity securities	—	—	130.9	130.9
Total	$ 85.4	$ 37.7	$ 130.9	$ 254.0

Restricted Cash—

Restricted cash consisted of the following (in millions):

	As of December 31,	
	2025	2024
Current:		
Affiliate cash	$ 12.1	$ 17.9
Self-insured captive funds	18.6	19.8
Total restricted cash	$ 30.7	$ 37.7

Affiliate cash represents cash accounts maintained by joint ventures in which we participate where one or more of our external partners requested, and we agreed, that the joint venture's cash not be commingled with other corporate cash accounts and be used only to fund the operations of those joint ventures. Self-insured captive funds represent cash held at our wholly owned insurance captive, HCS, Ltd., as discussed in Note 9, *Self-Insured Risks*. These funds are committed to pay third-party administrators for claims incurred and are restricted by insurance regulations and requirements. These funds cannot be used for purposes outside HCS without the permission of the Cayman Islands Monetary Authority.

The classification of restricted cash held by HCS as current or noncurrent depends on the classification of the corresponding claims liability.

Marketable Securities—

Restricted marketable securities at both balance sheet dates represent restricted assets held at HCS. HCS insures a substantial portion of Encompass Health's professional liability, workers' compensation, and other insurance claims. These funds are committed for payment of claims incurred, and the classification of these marketable securities as current or noncurrent depends on the classification of the corresponding claims liability. As of December 31, 2025, $42.2 million of restricted marketable securities are included in *Other current assets* and $103.6 million are included in *Other long-term assets* in the consolidated balance sheet. As of December 31, 2024, $39.0 million of restricted marketable securities are included in *Other current assets* and $91.9 million are included in *Other long-term assets* in the consolidated balance sheet. During the years ended December 31, 2025, December 31, 2024, and December 31, 2023, $2.1 million, $1.0 million, and $1.3 million, respectively, of unrealized net gains were recognized in our consolidated statements of operations on marketable securities still held at the reporting date.

A summary of our debt securities as of December 31, 2025 is as follows (in millions):

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Available-for-sale debt securities:								
U.S. government and agency securities	$	40.2	$	0.2	$	—	$	40.4
Corporate bonds and notes		68.7		0.5		(0.1)		69.1

During the year ended December 31, 2025, we did not record any impairment charges related to our debt securities. We did not have any debt securities during the years ended December 31, 2024 and December 31, 2023.

Investing information related to our available-for-sale debt securities is as follows (in millions):

	For the Year Ended December 31,					
	2025		2024		2023	
Proceeds from sales and maturities	$	32.3	$	—	$	—

The contractual maturities of our available-for-sale debt securities as of December 31, 2025 are as follows (in millions):

	Amortized Cost		Fair Value	
Due in one year or less	$	24.3	$	24.4
Due after one year through five years		74.2		74.6
Due after five years through ten years		4.9		4.9
Due after ten years		5.5		5.6
Total	$	108.9	$	109.5

4.   Accounts Receivable:

Accounts receivable consists of the following (in millions):

	As of December 31,			
	2025		2024	
Current:				
Patient accounts receivable	$	613.4	$	593.0
Other accounts receivable		5.8		5.8
		619.2		598.8
Noncurrent patient accounts receivable		25.5		30.6
Accounts receivable	$	644.7	$	629.4

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Because the resolution of claims that are part of Medicare audit programs can take several years, we review the patient receivables that are part of this adjudication process to determine their appropriate classification as either current or noncurrent. Amounts considered noncurrent are included in *Other long-term assets* in our consolidated balance sheets. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," for additional information.

5. Property and Equipment:

Property and equipment consists of the following (in millions):

	As of December 31,	
	2025	**2024**
Land	$ 339.7	$ 302.6
Buildings	4,325.7	3,859.3
Leasehold improvements	388.3	372.8
Vehicles	6.1	5.6
Furniture, fixtures, and equipment	897.0	808.8
	5,956.8	5,349.1
Less: Accumulated depreciation and amortization	(2,372.8)	(2,111.9)
	3,584.0	3,237.2
Construction in progress	517.6	405.9
Property and equipment, net	$ 4,101.6	$ 3,643.1

As of December 31, 2025, approximately 68% of our consolidated *Property and equipment, net* held by Encompass Health Corporation and its guarantor subsidiaries was pledged to the lenders under our credit agreement. See Note 8, *Long-term Debt*, for additional information on our credit agreement.

Depreciation expense was $273.9 million, $245.1 million, and $215.7 million for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively. Interest capitalized was $17.6 million, $15.2 million, and $13.5 million for the years ended December 31, 2025, December 31, 2024 and December 31, 2023, respectively.

6. Leases:

We lease real estate, vehicles, and equipment under operating and finance leases with non-cancelable terms generally expiring at various dates through 2039. Our operating and finance leases generally have 1- to 25-year terms, with one or more renewal options, primarily relating to our real estate leases, with terms to be determined at the time of renewal. The exercise of such lease renewal options is at our sole discretion, and to the extent we are reasonably certain we will exercise a renewal option, the years related to that option are included in our determination of the lease term for purposes of classifying and measuring a given lease. Certain leases also include options to purchase the leased property.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The components of lease costs are as follows (in millions):

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Operating lease cost	$	43.4	$	41.7	$	40.9
Finance lease cost:						
Amortization of right-of-use assets		25.7		25.7		25.7
Interest on lease liabilities		23.0		24.7		26.2
Total finance lease cost		48.7		50.4		51.9
Short-term and variable lease cost		1.7		2.3		2.9
Sublease income		(3.2)		(3.1)		(3.3)
Total lease cost	$	90.6	$	91.3	$	92.4

Supplemental consolidated balance sheet information related to leases is as follows (in millions):

		As of December 31,			
	Classification	**2025**		**2024**	
Assets					
Operating lease	Operating lease right-of-use assets	$	212.6	$	203.7
Finance lease [(1)]	Property and equipment, net		195.9		221.5
Total leased assets		$	408.5	$	425.2
Liabilities					
Current liabilities:					
Operating lease	Current operating lease liabilities	$	26.5	$	26.3
Finance lease	Current portion of long-term debt		26.5		23.7
Noncurrent liabilities:					
Operating lease	Long-term operating lease liabilities		196.6		189.7
Finance lease	Long-term debt, net of current portion		268.1		294.7
Total leased liabilities		$	517.7	$	534.4

[(1)]   Finance lease assets are recorded net of accumulated amortization of $222.9 million and $197.3 million as of December 31, 2025 and December 31, 2024, respectively.

	As of December 31,	
	2025	**2024**
Weighted Average Remaining Lease Term		
Operating lease	9.7 years	9.7 years
Finance lease	8.9 years	9.8 years
Weighted Average Discount Rate		
Operating lease	6.3 %	6.4 %
Finance lease	7.7 %	7.7 %

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Maturities of lease liabilities as of December 31, 2025 are as follows (in millions):

Year Ending December 31,	Operating Leases		Finance Leases	
2026	$	39.5	$	47.6
2027		42.9		47.4
2028		41.9		46.4
2029		27.5		47.3
2030		21.0		47.4
2031 and thereafter		132.4		175.3
Total lease payments		305.2		411.4
Less: Interest portion		(82.1)		(116.8)
Total lease liabilities	$	223.1	$	294.6

Supplemental cash flow information related to our leases is as follows (in millions):

	For the Year Ended December 31,					
	2025		2024		2023	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	42.6	$	40.7	$	39.0
Operating cash flows from finance leases		23.6		25.5		27.1
Financing cash flows from finance leases		23.9		21.8		41.1
Right-of-use assets obtained in exchange for lease obligations:						
Operating leases	$	38.2	$	26.7	$	26.2
Finance leases		0.2		—		21.4

7. **Goodwill and Other Intangible Assets:**

The following table shows changes in the carrying amount of *Goodwill* (in millions):

	Amount	
Goodwill as of December 31, 2022	$	1,263.2
Acquisitions		18.1
Goodwill as of December 31, 2023		1,281.3
Acquisitions		2.7
Goodwill as of December 31, 2024		1,284.0
Acquisitions		33.6
Goodwill as of December 31, 2025	$	1,317.6

Goodwill increased in 2023, 2024, and 2025 as a result of our acquisitions of inpatient rehabilitation operations.

We performed impairment reviews as of October 1, 2025, 2024, and 2023 and concluded no *Goodwill* impairment existed. As of December 31, 2025, we had no accumulated impairment losses related to *Goodwill*.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides information regarding our other intangible assets (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net	
Certificates of need:						
2025	$	137.0	$	(54.9)	$	82.1
2024		131.4		(49.0)		82.4
Licenses:						
2025	$	65.6	$	(57.5)	$	8.1
2024		65.7		(56.4)		9.3
Noncompete agreements:						
2025	$	64.9	$	(61.7)	$	3.2
2024		66.5		(63.4)		3.1
Trade name - Encompass:						
2025	$	135.2	$	—	$	135.2
2024		135.2		—		135.2
Trade names - all other:						
2025	$	38.9	$	(24.5)	$	14.4
2024		39.6		(23.6)		16.0
Internal-use software:						
2025	$	245.7	$	(180.9)	$	64.8
2024		214.4		(163.3)		51.1
Market access assets:						
2025	$	13.2	$	(12.7)	$	0.5
2024		13.2		(12.5)		0.7
Total intangible assets:						
2025	$	700.5	$	(392.2)	$	308.3
2024		666.0		(368.2)		297.8

Amortization expense for other intangible assets is as follows (in millions):

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Amortization expense	$	28.3	$	28.8	$	32.5

Total estimated amortization expense for our other intangible assets for the next five years is as follows (in millions):

Year Ending December 31,	Estimated Amortization Expense	
2026	$	27.4
2027		20.2
2028		13.6
2029		11.6
2030		10.6

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

8.   **Long-term Debt:**

Our long-term debt outstanding consists of the following (in millions):

	As of December 31,	
	2025	**2024**
Credit Agreement—		
Advances under revolving credit facility	$ 130.0	$ 20.0
Bonds payable—		
5.75% Senior Notes due 2025	—	99.8
4.50% Senior Notes due 2028	792.0	788.4
4.75% Senior Notes due 2030	787.0	784.2
4.625% Senior Notes due 2031	393.6	392.5
Other notes payable	93.6	94.5
Finance lease obligations	294.6	318.4
	2,490.8	2,497.8
Less: Current portion	(43.6)	(138.6)
Long-term debt, net of current portion	$ 2,447.2	$ 2,359.2

The following chart shows scheduled principal payments due on long-term debt for the next five years and thereafter (in millions):

Year Ending December 31,	**Face Amount**	**Net Amount**
2026	$ 43.6	$ 43.6
2027	177.2	177.2
2028	835.9	827.8
2029	44.7	44.6
2030	850.2	837.1
Thereafter	566.9	560.5
Total	$ 2,518.5	$ 2,490.8

Senior Secured Credit Agreement—

The credit agreement provides for a $1 billion revolving credit facility, with a $260 million letter of credit subfacility and a swingline loan subfacility, all of which mature in October 2027.

Amounts drawn on the revolving credit facility bear interest at a rate per annum of, at our option, (1) secured overnight financing rate ("SOFR") or (2) the higher of (a) Barclays Bank PLC's prime rate and (b) the federal funds rate plus 0.5%, in each case, plus, in each case, an applicable margin that varies depending upon our leverage ratio. We are also subject to a commitment fee of 0.25% or 0.30%, depending on our leverage ratio, per annum on the daily amount of the unutilized commitments under the revolving credit facility. The current interest rate on SOFR borrowings under the credit agreement includes a credit spread of 1.25%.

The credit agreement contains affirmative and negative covenants and default and acceleration provisions, including a minimum interest coverage ratio and a maximum leverage ratio. Under one such negative covenant, we are restricted from paying common stock dividends, prepaying certain senior notes, making certain investments, and repurchasing preferred and common equity unless (1) we are not in default under the terms of the credit agreement and (2) our senior secured leverage ratio, as defined in the credit agreement, does not exceed 2x. In the event the senior secured leverage ratio exceeds 2x, these payments are subject to a limit of $200 million plus the Available Amount, as defined in the credit agreement. Our obligations under the credit agreement are secured by the current and future personal property of the Company and its subsidiary guarantors. The maximum leverage ratio in the financial covenants is 4.50x as of December 31, 2025.

As of December 31, 2025, $130 million was drawn under the revolving credit facility with an interest rate of 5.9%. As of December 31, 2024, $20 million was drawn under the revolving credit facility with an interest rate of 7.8%. As of December 31, 2025 and 2024, $46.3 million and $36.3 million, respectively, was being utilized under the letter of credit subfacility, which were being used in the ordinary course of business to secure workers' compensation and other insurance coverages and for general corporate purposes.

Bonds Payable—

<u>Senior Notes</u>

The Company's 5.75% Senior Notes due 2025 (the "2025 Notes"), 4.50% Senior Notes due 2028 (the "2028 Notes"), 4.75% Senior Notes due 2030 (the "2030 Notes"), and 4.625% Senior Notes due 2031 (the "2031 Notes" and collectively the "Senior Notes") were issued pursuant to an indenture (the "Base Indenture") dated as of December 1, 2009, as supplemented by each Senior Notes' respective supplemental indenture (together with the Base Indenture, the "Indenture"). Pursuant to the terms of the Indenture, the Senior Notes are jointly and severally guaranteed on a senior, unsecured basis by all of our existing and future subsidiaries that guarantee borrowings under our credit agreement and other capital markets debt. The Senior Notes are senior, unsecured obligations of Encompass Health and rank equally with our other senior indebtedness, senior to any of our subordinated indebtedness, and effectively junior to our secured indebtedness to the extent of the value of the collateral securing such indebtedness.

Upon the occurrence of a change in control (as defined in the Indenture), each holder of the Senior Notes may require us to repurchase all or a portion of the notes in cash at a price equal to 101% of the principal amount of the Senior Notes to be repurchased, plus accrued and unpaid interest.

The Senior Notes contain covenants and default and acceleration provisions, that, among other things, limit our and certain of our subsidiaries' ability to (1) incur additional debt, (2) make certain restricted payments, (3) consummate specified asset sales, (4) incur liens, and (5) merge or consolidate with another person.

2025 Notes

In September 2015, we issued $350 million of the 2025 Notes at par. In August and November 2024, we redeemed $150 million and $100 million, respectively, of the outstanding principal balance of our 2025 Notes using cash on hand. Pursuant to the terms of the 2025 Notes, these optional redemptions were made at a price of par. In September 2025, we redeemed the remaining $100 million of the outstanding principal balance of our 2025 Notes at maturity using cash on hand and capacity under our revolving credit facility. Inclusive of financing costs, the effective interest rate on the 2025 Notes was 6.0%. Interest on the 2025 Notes was payable semiannually in arrears on March 15 and September 15.

2028 and 2030 Notes

In September 2019, we issued $500 million of the 2028 Notes at par and $500 million of the 2030 Notes at par. Certain of the proceeds from this offering were used to fund the purchase of equity rights from management investors of our former home health and hospice business.

In May 2020, we issued an additional $300 million of the 2028 Notes at a price of 99.0% of the principal amount and an additional $300 million of the 2030 Notes at a price of 98.5% of the principal amount, which resulted in approximately $583 million in net proceeds. We used a portion of the net proceeds from this borrowing, together with cash on hand, to repay borrowings under our revolving credit facility.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The 2028 Notes mature on February 1, 2028 and bear interest at a per annum rate of 4.50%. Inclusive of financing costs, the effective interest rate on the 2028 Notes is 5.0%. Interest on the 2028 Notes is payable semiannually in arrears on February 1 and August 1. We may redeem the 2028 Notes at par, in whole or in part, at any time on or after February 1, 2025.

The 2030 Notes mature on February 1, 2030 and bear interest at a per annum rate of 4.75%. Inclusive of financing costs, the effective interest rate on the 2030 Notes is 5.2%. Interest on the 2030 Notes is payable semiannually in arrears on February 1 and August 1. We may redeem the 2030 Notes, in whole or in part, at any time on or after February 1, 2025 at the redemption prices set forth below:

Period	Redemption Price*
2025	102.375 %
2026	101.583 %
2027	100.792 %
2028 and thereafter	100.000 %

 * Expressed in percentage of principal amount

2031 Notes

In October 2020, we issued $400 million of the 2031 Notes at par. The 2031 Notes mature on April 1, 2031 and bear interest at a per annum rate of 4.625%. Inclusive of financing costs, the effective interest rate on the 2031 Notes is 5.0%. Interest is payable semiannually in arrears on April 1 and October 1 of each year. We may redeem the 2031 Notes, in whole or in part, at any time on or after April 1, 2026 at the redemption prices set forth below:

Period	Redemption Price*
2026	102.313 %
2027	101.542 %
2028	100.771 %
2029 and thereafter	100.000 %

 * Expressed in percentage of principal amount

Other Notes Payable—

Our notes payable consist of the following (in millions):

	As of December 31,		Current Interest Rates
	2025	**2024**	
Sale/leaseback transactions involving real estate accounted for as financings	$ 28.0	$ 28.0	9.2% to 13.4%
Construction of new hospitals	41.0	47.6	5.0% to 6.3%
Software contracts	24.6	18.9	4.7% to 6.5%
Other notes payable	$ 93.6	$ 94.5	

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

9. Self-Insured Risks:

We insure a substantial portion of our professional liability, general liability, and workers' compensation risks through a self-insured retention program ("SIR") underwritten by our consolidated wholly owned offshore captive insurance subsidiary, HCS, Ltd., which we fund via regularly scheduled premium payments. HCS is an insurance company licensed by the Cayman Island Monetary Authority. For 2025, 2024, and 2023, HCS insured the first $6 million per claim and $45 million of annual aggregate losses associated with general and professional liability risks. Workers' compensation exposures are capped on a per claim basis. Risks in excess of specified limits per claim and in excess of our aggregate SIR amount are covered by unrelated commercial carriers.

The following table presents the changes in our self-insurance reserves (in millions):

	2025	2024	2023
Balance at beginning of period, gross	$ 194.8	$ 184.5	$ 175.1
Less: Reinsurance receivables	(37.6)	(36.4)	(32.3)
Balance at beginning of period, net	157.2	148.1	142.8
Increase for the provision of current year claims	67.5	59.1	54.7
Decrease for the provision of prior year claims	(6.2)	(10.9)	(10.5)
Payments related to current year claims	(8.9)	(6.9)	(8.1)
Payments related to prior year claims	(31.7)	(32.2)	(30.8)
Balance at end of period, net	177.9	157.2	148.1
Add: Reinsurance receivables	33.1	37.6	36.4
Balance at end of period, gross	$ 211.0	$ 194.8	$ 184.5

As of December 31, 2025 and 2024, $57.9 million and $56.2 million, respectively, of these reserves are included in *Other current liabilities* in our consolidated balance sheets.

Provisions for these risks are based primarily upon actuarially determined estimates. These reserves represent the unpaid portion of the estimated ultimate cost of all reported and unreported losses incurred through the respective consolidated balance sheet dates. The reserves are estimated using individual case-basis valuations and actuarial analyses. Those estimates are subject to the effects of trends in loss severity and frequency. The estimates are continually reviewed and adjustments are recorded as experience develops or new information becomes known. The changes to the estimated ultimate loss amounts are included in current operating results.

The reserves for these self-insured risks cover approximately 1,100 individual claims at December 31, 2025 and 2024, and estimates for potential unreported claims. The time period required to resolve these claims can vary depending upon the jurisdiction, the nature, and the form of resolution of the claims. The estimation of the timing of payments beyond a year can vary significantly. Although considerable variability is inherent in reserve estimates, management believes the reserves for losses and loss expenses are adequate; however, there can be no assurance the ultimate liability will not exceed management's estimates.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

10.   Redeemable Noncontrolling Interests:

The following is a summary of the activity related to our *Redeemable noncontrolling interests* (in millions):

	For the Year Ended December 31,					
	2025		2024		2023	
Balance at beginning of period	$	56.5	$	42.0	$	35.6
Net income attributable to noncontrolling interests		9.4		5.1		8.3
Distributions declared		(11.2)		(10.2)		(1.1)
Contribution to joint ventures		—		18.0		—
Change in fair value		3.6		1.6		(0.8)
Balance at end of period	$	58.3	$	56.5	$	42.0

The following table reconciles the net income attributable to nonredeemable *Noncontrolling interests*, as recorded in the shareholders' equity section of the consolidated balance sheets, and the net income attributable to *Redeemable noncontrolling interests*, as recorded in the mezzanine section of the consolidated balance sheets, to the *Net income attributable to noncontrolling interests* presented in the consolidated statements of operations (in millions):

	For the Year Ended December 31,					
	2025		2024		2023	
Net income attributable to nonredeemable noncontrolling interests	$	183.5	$	135.8	$	102.7
Net income attributable to redeemable noncontrolling interests		9.4		5.1		8.3
Net income attributable to noncontrolling interests	$	192.9	$	140.9	$	111.0

11.   Fair Value Measurements:

Our financial assets and liabilities that are measured at fair value on a recurring basis are as follows (in millions):

			Fair Value Measurements at Reporting Date Using							
As of December 31, 2025	Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Valuation Technique [1]
Equity securities	$	36.3	$	20.3	$	16.0	$	—	M
Available for sale debt securities:									
U.S. government and agency securities		40.4		40.4		—		—	M
Corporate bonds and notes		69.1		—		69.1		—	M
Redeemable noncontrolling interests		58.3		—		—		58.3	I
As of December 31, 2024									
Equity securities	$	130.9	$	4.2	$	126.7	$	—	M
Redeemable noncontrolling interests		56.5		—		—		56.5	I

[1]   The two valuation techniques are: market approach (M) and income approach (I).

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

FORM 10-K

There are assets and liabilities that are not required to be measured at fair value on a recurring basis. However, these assets may be recorded at fair value as a result of impairment charges or other adjustments made to the carrying value of the applicable assets. During the years ended December 31, 2025, 2024, and 2023, we did not record any material gains or losses related to these assets.

As discussed in Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements," the carrying value equals fair value for our financial instruments that are not included in the table below and are classified as current in our consolidated balance sheets. The carrying amounts and estimated fair values for our other financial instruments are presented in the following table (in millions):

	As of December 31, 2025		As of December 31, 2024	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Long-term debt:				
Advances under revolving credit facility	$ 130.0	$ 130.0	$ 20.0	$ 20.0
5.75% Senior Notes due 2025	—	—	99.8	99.7
4.50% Senior Notes due 2028	792.0	799.6	788.4	772.3
4.75% Senior Notes due 2030	787.0	796.6	784.2	759.0
4.625% Senior Notes due 2031	393.6	392.7	392.5	369.9
Other notes payable	93.6	93.6	94.5	94.5
Financial commitments:				
Letters of credit	—	46.3	—	36.3

Fair values for our long-term debt and financial commitments are determined using inputs, including quoted prices in nonactive markets, that are observable either directly or indirectly, or *Level 2* inputs within the fair value hierarchy. See Note 1, *Summary of Significant Accounting Policies*, "Fair Value Measurements" and "Redeemable Noncontrolling Interests."

12.   Share-Based Payments:

The Company has awarded employee stock-based compensation in the form of stock options and restricted stock awards ("RSAs") under the terms of share-based incentive plans designed to align employee and executive interests to those of its stockholders. All employee stock-based compensation awarded between January 1, 2023 and May 1, 2025 was issued under the 2016 Omnibus Performance Incentive Plan (the "2016 Plan"), a stockholder-approved plan that reserved and provided for the grant of up to 16,860,765 shares of common stock after adjustment for the effect of the spin off of our home health and hospice business in 2022. This plan allowed for the grants of nonqualified stock options, incentive stock options, restricted stock, stock appreciate rights, performance shares, performance share units, dividend equivalents, restricted stock units ("RSUs"), and/or other stock-based awards. No additional stock-based compensation will be awarded from the 2016 Plan.

On May 1, 2025, our stockholders approved the 2025 Omnibus Performance Incentive Plan, which reserves and provides for the grant of up to 12,000,000 shares of common stock. All employee stock-based compensation awarded after May 1, 2025 was issued under this plan. This plan allows for the same types of equity grants as the 2016 Plan.

Stock-based compensation expense recognized in continuing operations was $56.5 million, $48.3 million, and $50.6 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Stock Options—

Under our share-based incentive plans, officers and employees are given the right to purchase shares of Encompass Health common stock at a fixed grant price determined on the day the options are granted. The terms and conditions of the options, including exercise prices and the periods in which options are exercisable, are generally at the discretion of the compensation and human capital committee of our board of directors. However, no options are exercisable beyond ten years from the date of grant. Granted options vest over the awards' requisite service periods, which are generally three years.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The fair values of the options granted during the years ended December 31, 2025, 2024, and 2023 have been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Expected volatility	28.0 %	27.9 %	28.5 %
Risk-free interest rate	4.1 %	4.2 %	4.2 %
Expected life (years)	7.3	7.2	6.9
Dividend yield	0.9 %	1.0 %	1.1 %

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the expected stock price volatility. We estimate our expected term through an analysis of actual, historical post-vesting exercise, cancellation, and expiration behavior by our officers and projected post-vesting activity of outstanding options. We calculate volatility based on the historical volatility of our common stock over the period commensurate with the expected term of the options. The risk-free interest rate is the implied daily yield currently available on U.S. Treasury issues with a remaining term closely approximating the expected term used as the input to the Black-Scholes option-pricing model. We estimated our dividend yield based on our annual dividend rate and our stock price on the dividend payment dates. Under the Black-Scholes option-pricing model, the weighted-average grant date fair value per share of employee stock options granted during the years ended December 31, 2025, 2024, and 2023 was $35.22, $26.14, and $19.23, respectively.

A summary of our stock option activity and related information is as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding, December 31, 2024	840	$ 53.05		
Granted	51	98.45		
Exercised	(180)	37.55		
Outstanding, December 31, 2025	711	60.27	5.2	$ 32.6
Exercisable, December 31, 2025	591	56.11	4.5	29.6

We recognized approximately $1.8 million, $1.9 million, and $2.5 million of compensation expense related to our stock options for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, there was $0.2 million of unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 21 months. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $14.6 million, $4.0 million, and $2.5 million, respectively.

Restricted Stock—

The RSAs granted in 2025, 2024, and 2023 included service-based awards and performance-based awards (that also included a service requirement). These awards generally vest over a three-year requisite service period. For RSAs with a service and/or performance requirement, the fair value of the RSA is determined by the closing price of our common stock on the grant date. A portion of the RSAs granted also includes a market condition for certain members of management. For awards with a market condition, the fair value of the market condition component of the RSAs is determined using a lattice model. Inputs into the model include the historical price volatility of our common stock, the historical volatility of the common stock of the companies in the defined peer group, and the risk-free interest rate. Utilizing these inputs and potential future changes in stock prices, multiple trials are run to determine the fair value.

A summary of our issued restricted stock awards is as follows (share information in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested shares at December 31, 2024	804	$ 61.14
Granted	467	73.92
Vested	(587)	58.15
Forfeited	(16)	74.85
Nonvested shares at December 31, 2025	668	72.38

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2024 and 2023 was $61.67 and $65.20 per share, respectively. We recognized approximately $53.2 million, $44.9 million, and $46.6 million of compensation expense related to our restricted stock awards for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, there was $40.2 million of unrecognized compensation expense related to unvested restricted stock. This cost is expected to be recognized over a weighted-average period of 21 months. The remaining unrecognized compensation expense for the performance-based awards may vary each reporting period based on changes in the expected achievement of performance measures. The total fair value of shares vested during the years ended December 31, 2025, 2024, and 2023 was $55.7 million, $33.7 million, and $24.3 million, respectively. We accrue dividends on outstanding RSAs, which are paid upon vesting.

Nonemployee Stock-Based Compensation Plans—

During the years ended December 31, 2025, 2024, and 2023, we provided incentives to the nonemployee members of our board of directors through the issuance of RSUs out of our share-based incentive plans. RSUs are fully vested when awarded and receive dividend equivalents in the form of additional RSUs upon the payment of a cash dividend on our common stock. We issued 15,060, 23,509, and 32,365 RSUs, inclusive of dividend equivalents, during the years ended December 31, 2025, 2024, and 2023, respectively. The non-dividend equivalent RSUs had a fair value of $115.94, $83.42, and $63.00 per unit during the years ended December 31, 2025, 2024, and 2023, respectively, and we recognized approximately $1.5 million of compensation expense upon their issuance in 2025, 2024, and 2023. There was no unrecognized compensation related to unvested shares as of December 31, 2025. We issued 3,569, 5,707, and 7,518 of RSUs as dividend equivalents during the years ended December 31, 2025, 2024, and 2023, respectively. During the years ended December 31, 2025 and 2024, 269,020 and 314,988 RSUs, respectively, were released following the retirement of certain former members of our board of directors. The total fair value of shares released during the years ended December 31, 2025 and 2024 was $26.2 million and $29.1 million, respectively. As of December 31, 2025, 262,238 RSUs were outstanding.

13.   Employee Benefit Plans:

Substantially all Encompass Health employees are eligible to enroll in Encompass Health-sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. We are self-insured for these plans. During 2025, 2024, and 2023, costs associated with these plans, net of amounts paid by employees, approximated $252.2 million, $227.4 million, and $186.2 million, respectively.

The Encompass Health Corporation 401(k) Retirement Plan (the "401(k) Plan") is a qualified 401(k) savings plan. The 401(k) Plan allows eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service. Encompass Health employees who are at least 21 years of age are eligible to participate in the 401(k) Plan and all contributions to the plan are in the form of cash. Encompass Health's employer matching contribution under the 401(k) Plan is 50% of the first 6% of each participant's elective deferrals, which vest 100% after three years of service. Participants are always fully vested in their own contributions.

Employer contributions to the 401(k) Plan approximated $35.6 million, $32.1 million, and $31.3 million in 2025, 2024, and 2023, respectively. In 2025, 2024, and 2023, approximately $2.7 million, $2.9 million, and $1.1 million, respectively, from forfeited accounts were used to fund the matching contributions in accordance with the terms of the 401(k) Plan.

FORM 10-K

Senior Management Bonus Program—

We maintain a Senior Management Bonus Program to reward senior management for performance based on a combination of corporate or regional goals for all periods presented. The corporate and regional goals are approved on an annual basis by our board of directors as part of our routine budgeting and financial planning process. The program applies to persons who join the Company in, or are promoted to, senior management positions. In 2026, we expect to pay approximately $30.6 million under the program for the year ended December 31, 2025. In February 2025 and March 2024, we paid $28.3 million and $27.9 million, respectively, under the program for the years ended December 31, 2024 and 2023.

14. Income Taxes:

The domestic and foreign components of *Income from continuing operations before income tax expense* are as follows (in millions):

	For the Year Ended December 31, 2025
United States	$ 944.8
Foreign	8.2
Income from continuing operations before income tax expense	$ 953.0

The significant components of the *Provision for income tax expense* related to continuing operations are as follows (in millions):

	For the Year Ended December 31, 2025
Current:	
Federal	$ 132.3
State and local	35.7
Foreign	2.6
Total current expense	170.6
Deferred:	
Federal	20.0
State and local	2.3
Foreign	—
Total deferred expense	22.3
Total income tax expense related to continuing operations	$ 192.9

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense on our income from continuing operations, is presented below (in millions, except for percentages):

	For the Year Ended December 31, 2025	
	Amount	%
Tax expense at statutory rate	$ 200.1	21.0 %
State and other income taxes, net of federal tax effect[1]	31.6	3.3 %
Changes in valuation allowance	2.9	0.3 %
Noncontrolling interests	(40.5)	(4.2)%
Nontaxable or nondeductible items:		
Share-based windfall tax benefits	(12.5)	(1.3)%
Nondeductible executive compensation	10.1	1.0 %
Other	1.9	0.2 %
Tax credits	(2.5)	(0.3)%
Foreign tax effects	2.6	0.3 %
Other, net	(0.8)	(0.1)%
Income tax expense	$ 192.9	20.2 %

[1] In 2025, state taxes in Florida, Tennessee, Pennsylvania, Massachusetts, California, and Virginia made up the majority (greater than 50 percent) of the tax effect of this category.

The *Provision for income tax expense* in 2025 was less than the federal statutory rate primarily due to the impact of noncontrolling interests offset by state and other income tax expense. See Note 1, Summary of Significant Accounting Policies, "Income Taxes," for a discussion of the allocation of income or loss related to pass-through entities, which is referred to as the impact of noncontrolling interests in this discussion.

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Deferred income taxes recognize the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes and the impact of available NOLs. The significant components of our deferred tax assets and liabilities are presented in the following table (in millions):

	As of December 31,	
	2025	2024
Deferred income tax assets:		
Net operating loss	$ 5.5	$ 8.8
Insurance reserve	21.2	20.9
Stock-based compensation	22.2	24.0
Revenue reserves	8.5	8.0
Operating lease liabilities	21.3	22.5
Other accruals	28.8	29.4
Tax credits	19.5	17.0
Total deferred income tax assets	127.0	130.6
Less: Valuation allowance	(21.4)	(21.0)
Net deferred income tax assets	105.6	109.6
Deferred income tax liabilities:		
Intangibles	(66.4)	(63.4)
Operating lease right-of-use assets	(20.5)	(21.1)
Property, net	(27.1)	(18.8)
Carrying value of partnerships	(117.9)	(111.2)
Other	(0.5)	(0.3)
Total deferred income tax liabilities	(232.4)	(214.8)
Net deferred income tax liabilities	$ (126.8)	$ (105.2)

We have state NOLs of $4.2 million that expire in various amounts at varying times through 2036. For the years ended December 31, 2025 and 2024, the net increase (decrease) in our valuation allowance was $0.4 million and $(7.4) million, respectively. The net increase in our valuation allowance in 2025 related primarily to utilization and expiration of state net operating losses, primarily offset by increases to foreign tax credits that we do not anticipate we will be able to utilize. The decrease in our valuation allowance in 2024 related primarily to the utilization and expiration of state NOLs.

As of December 31, 2025, we have a remaining valuation allowance of $21.4 million. This valuation allowance remains recorded primarily due to foreign tax credits generated by our operations in Puerto Rico. We determined it was necessary to maintain a valuation allowance on our foreign tax credits due to uncertainties related to our ability to utilize a portion of these credits before they expire. The amount of the valuation allowance has been determined based on the weight of all available evidence, as described above, including management's estimates of taxable income over the periods in which the related deferred tax assets will be recoverable.

Our continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. Interest recorded as part of our income tax provision during 2025, 2024, and 2023 was not material. Accrued interest income related to income taxes as of December 31, 2025 and 2024 was not material.

In December 2016, we signed an agreement with the IRS to participate in their Compliance Assurance Process ("CAP") for the 2017 tax year and have renewed this agreement each year since. CAP is a program in which we and the IRS endeavor to agree on the treatment of significant tax positions prior to the filing of our federal income tax returns. In April 2025, the IRS issued a no change letter effectively closing our 2023 tax year audit. Thus, the statute of limitations has expired, or we have settled, federal income tax examinations with the IRS for all tax years through 2023.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The IRS offered, and we accepted, admission into the IRS Bridge Plus Pilot program ("CAP Bridge") for the years 2024, 2025, and 2026. Under this program, we are required to provide additional documentation (including a draft return) to the IRS prior to filing our return. The IRS performs a risk assessment review of this documentation and provides recommendations to us. We then file our return and submit a post-filing representation that our return was filed consistent with the documentation provided and any IRS recommendations. After further review, the IRS then issues either a full or partial acceptance letter. We are currently under audit by the IRS under the CAP Bridge program for tax years 2024, 2025, and 2026. Our state income tax returns are also periodically examined by various regulatory taxing authorities; however, there are no current state audits at this time.

For the tax years that remain open under the applicable statutes of limitations, management considered potential unrecognized tax benefits and determined there are no material unrecognized tax benefits that would impact prior years' income taxes.

Income taxes paid (net of refunds) consisted of the following (in millions):

	For the Year Ended December 31, 2025
Federal	$ 91.8
State and local	29.1
Foreign	3.1
Income taxes paid (net of refunds)	$ 124.0

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act ("OBBBA"). The OBBBA contained a broad range of tax reform provisions affecting businesses. While tax changes in the OBBBA did not have a material impact on our effective tax rate, certain tax provisions in the OBBBA, namely the provision that permanently extended bonus depreciation for assets placed in service after January 19, 2025 and the provision allowing for immediate expensing of certain research and development costs, resulted in current deductions that yielded lower cash income tax for 2025. We currently estimate these provisions produced an additional approximately $84 million in current deductions resulting in approximately $22 million in cash tax savings in 2025. We continue to evaluate the tax and other provisions of the OBBBA and the potential effects on our financial position, results of operations, and cash flows.

Information prior to the adoption of ASU 2023-09—

As described in Note 1, *Summary of Significant Accounting Policies*, "Recent Accounting Pronouncements," we elected to prospectively adopt the guidance in ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The information below is in accordance with the guidance prior to the adoption of ASU 2023-09.

The significant components of the *Provision for income tax expense* related to continuing operations are as follows (in millions):

	For the Year Ended December 31,	
	2024	**2023**
Current:		
Federal	$ 111.0	$ 101.7
State and other	28.5	26.6
Total current expense	139.5	128.3
Deferred:		
Federal	8.6	(0.7)
State and other	2.1	4.6
Total deferred expense	10.7	3.9
Total income tax expense related to continuing operations	$ 150.2	$ 132.2

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

A reconciliation of differences between the federal income tax at statutory rates and our actual income tax expense on our income from continuing operations, which include federal, state, and other income taxes, is presented below:

	For the Year Ended December 31,	
	2024	**2023**
Tax expense at statutory rate	21.0 %	21.0 %
Increase (decrease) in tax rate resulting from:		
State and other income taxes, net of federal tax benefit	3.9 %	4.1 %
Increase in valuation allowance	— %	0.3 %
Noncontrolling interests	(3.8)%	(4.0)%
Share-based windfall tax benefits	(1.0)%	— %
Other, net	(0.1)%	0.4 %
Income tax expense	20.0 %	21.8 %

The *Provision for income tax expense* in 2024 was less than the federal statutory rate primarily due to the impact of noncontrolling interests and share-based windfall tax benefits, offset by state and other income tax expense. The *Provision for income tax expense* in 2023 was greater than the federal statutory rate primarily due to state and other income tax expense and a gross increase in valuation allowance, offset by the impact of noncontrolling interests. See Note 1, *Summary of Significant Accounting Policies*, "Income Taxes," for a discussion of the allocation of income or loss related to pass-through entities, which is referred to as the impact of noncontrolling interests in this discussion.

The amount of income tax payments and refunds are as follows (in millions):

	For the Year Ended December 31,			
	2024		**2023**	
Income tax payments	$	164.5	$	109.3
Income tax refunds		0.7		2.7

15.   Earnings per Common Share:

The following table sets forth the computation of basic and diluted earnings per common share (in millions, except per share amounts):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Basic:			
Numerator:			
Income from continuing operations	$ 760.1	$ 599.4	$ 475.0
Less: Net income attributable to noncontrolling interests included in continuing operations	(192.9)	(140.9)	(111.0)
Less: Income from continuing operations allocated to participating securities	(1.5)	(2.8)	(2.4)
Income from continuing operations attributable to Encompass Health common shareholders	565.7	455.7	361.6
Loss from discontinued operations, net of tax, attributable to Encompass Health common shareholders	(1.0)	(2.8)	(12.0)
Net income attributable to Encompass Health common shareholders	$ 564.7	$ 452.9	$ 349.6
Denominator:			
Basic weighted average common shares outstanding	100.5	99.9	99.5
Basic earnings per share attributable to Encompass Health common shareholders:			
Continuing operations	$ 5.63	$ 4.56	$ 3.63
Discontinued operations	(0.01)	(0.03)	(0.12)
Net income	$ 5.62	$ 4.53	$ 3.51
Diluted:			
Numerator:			
Income from continuing operations	$ 760.1	$ 599.4	$ 475.0
Less: Net income attributable to noncontrolling interests included in continuing operations	(192.9)	(140.9)	(111.0)
Income from continuing operations attributable to Encompass Health common shareholders	567.2	458.5	364.0
Loss from discontinued operations, net of tax, attributable to Encompass Health common shareholders	(1.0)	(2.8)	(12.0)
Net income attributable to Encompass Health common shareholders	$ 566.2	$ 455.7	$ 352.0
Denominator:			
Diluted weighted average common shares outstanding	102.2	102.2	101.3
Diluted earnings per share attributable to Encompass Health common shareholders:			
Continuing operations	$ 5.55	$ 4.49	$ 3.59
Discontinued operations	(0.01)	(0.03)	(0.12)
Net income	$ 5.54	$ 4.46	$ 3.47

FORM 10-K

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

The following table sets forth the reconciliation between basic weighted average common shares outstanding and diluted weighted average common shares outstanding (in millions):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Basic weighted average common shares outstanding	100.5	99.9	99.5
Restricted stock awards, dilutive stock options, and restricted stock units	1.7	2.3	1.8
Diluted weighted average common shares outstanding	102.2	102.2	101.3

Options to purchase shares of common stock outstanding during 2025 and 2024 were immaterial. Options to purchase approximately 0.3 million shares of common stock were outstanding during 2023 but were not included in the computation of diluted weighted-average shares because to do so would have been antidilutive.

On October 28, 2013, we announced our board of directors authorized the repurchase of up to $200 million of our common stock, which has been amended from time to time. Most recently, on July 24, 2024, our board of directors approved resetting the aggregate common stock repurchase authorization to $500 million. As of December 31, 2025, approximately $332 million remained under this authorization. The repurchase authorization does not require the repurchase of a specific number of shares, has an indefinite term, and is subject to termination at any time by our board of directors. During 2025 and 2024, we repurchased 1.5 million and 0.4 million shares of our common stock in the open market for $158.0 million and $31.1 million, respectively. There were no repurchases of our common stock during 2023.

In July 2022, our board of directors declared a cash dividend of $0.15 per share. The cash dividend of $0.15 per common share was declared and paid in each quarter through July 2024. In July 2024, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.17 per share. The cash dividend of $0.17 per common share was declared and paid in each quarter through July 2025. In July 2025, our board of directors approved an increase in our quarterly dividend and declared a cash dividend of $0.19 per share. Subsequent to July 2025, the cash dividend of $0.19 per common share was declared and paid in each quarter through January 2026. Future dividend payments are subject to declaration by our board of directors.

16. Contingencies and Other Commitments:

We provide services in the highly regulated healthcare industry. Furthermore, operating inpatient rehabilitation hospitals requires significant staffing and involves intensive therapy for individuals suffering from significant physical or cognitive disabilities or injuries. As a result, various lawsuits, claims, and legal and regulatory proceedings have been and can be expected to be instituted or asserted against us. The resolution of any such lawsuits, claims, or legal and regulatory proceedings could materially and adversely affect our financial position, results of operations, and cash flows in a given period.

The False Claims Act allows private citizens, called "relators," to institute civil proceedings on behalf of the United States alleging violations of the False Claims Act. These lawsuits, also known as "whistleblower" or "*qui tam*" actions, can involve significant monetary damages, fines, attorneys' fees and the award of bounties to the relators who successfully prosecute or bring these suits to the government. *Qui tam* cases are sealed at the time of filing, which means knowledge of the information contained in the complaint typically is limited to the relator, the federal government, and the presiding court. The defendant in a *qui tam* action may remain unaware of the existence of a sealed complaint for years. While the complaint is under seal, the government reviews the merits of the case and may conduct a broad investigation and seek discovery from the defendant and other parties before deciding whether to intervene in the case and take the lead on litigating the claims. The court lifts the seal when the government makes its decision on whether to intervene. If the government decides not to intervene, the relator may elect to continue to pursue the lawsuit individually on behalf of the government. It is possible that *qui tam* lawsuits have been filed against us, which suits remain under seal, or that we are unaware of such filings or precluded by existing law or court order from discussing or disclosing the filing of such suits. We may be subject to liability under one or more undisclosed *qui tam* cases brought pursuant to the False Claims Act.

It is our obligation as a participant in Medicare and other federal healthcare programs to routinely conduct audits and reviews of the accuracy of our billing systems and other regulatory compliance matters. As a result of these reviews, we have made, and will continue to make, disclosures to the HHS-OIG and CMS relating to amounts we suspect represent overpayments from these programs, whether due to inaccurate billing or otherwise. Some of these disclosures have resulted in, or may result in, Encompass Health refunding amounts to Medicare or other federal healthcare programs.

Other Commitments—

We are a party to service and other contracts in connection with conducting our business. Minimum amounts due under these agreements are $62.9 million in 2026, $38.9 million in 2027, $35.8 million in 2028, $30.3 million in 2029, $27.4 million in 2030, and $37.3 million thereafter. These contracts primarily relate to software licensing and support and medical equipment.

17. Segment Reporting:

We manage our operations using one operating segment which is also our reportable segment: inpatient rehabilitation. Our national network of inpatient rehabilitation hospitals provide specialized rehabilitative treatment on an inpatient basis. Our inpatient rehabilitation hospitals provide a higher level of rehabilitative care to patients who are recovering from conditions such as stroke and other neurological disorders, cardiac and pulmonary conditions, brain and spinal cord injuries, complex orthopedic conditions, and amputations.

The accounting policies of our reportable segment are the same as those described in Note 1, *Summary of Significant Accounting Policies*. All revenues for our services are generated through external customers. See Note 1, *Summary of Significant Accounting Policies*, "Net Operating Revenues," for the disaggregation of our revenues. Our chief operating decision maker ("CODM") is the chief executive officer. Our CODM evaluates the performance and allocates resources based on adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"). Our CODM primarily considers forecast-to-budget variances and current year actuals to prior year actuals variances to assess performance and to help inform operating decisions, including allocating resources.

Selected financial information, including significant segment expenses, for our reportable segment is as follows (in millions):

	For the Year Ended December 31,		
	2025	**2024**	**2023**
Net operating revenues	$ 5,935.2	$ 5,373.2	$ 4,801.2
Less:			
Salaries and benefits	3,115.9	2,901.0	2,600.1
Other operating expenses	886.0	785.2	709.3
Supplies	254.4	239.0	218.3
Occupancy costs	59.0	57.3	56.3
General and administrative expenses	173.8	156.1	146.5
Net income attributable to noncontrolling interests	192.9	148.2	113.2
Other segment items[1]	(14.7)	(17.3)	(13.6)
Adjusted EBITDA	$ 1,267.9	$ 1,103.7	$ 971.1

[1] Includes interest income, investment gain or loss, and equity in net income of nonconsolidated affiliates.

Encompass Health Corporation and Subsidiaries

Notes to Consolidated Financial Statements

Segment reconciliation (in millions):

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Adjusted EBITDA	$	1,267.9	$	1,103.7	$	971.1
Stock-based compensation		(56.5)		(48.3)		(50.6)
Depreciation and amortization		(327.9)		(299.6)		(273.9)
Loss on disposal or impairment of assets		(2.7)		(17.4)		(9.8)
Loss on early extinguishment of debt		—		(0.6)		—
Interest expense and amortization of debt discounts and fees		(123.2)		(137.4)		(143.5)
Net income attributable to noncontrolling interests		192.9		140.9		111.0
Change in fair market value of marketable securities		2.5		1.0		0.7
Asset impairment impact on noncontrolling interests		—		7.3		—
State regulatory change impact on noncontrolling interests		—		—		2.2
Income from continuing operations before income tax expense	$	953.0	$	749.6	$	607.2

Additional detail regarding the revenues of our operating segment by service line follows (in millions):

		For the Year Ended December 31,				
		2025		**2024**		**2023**
Net operating revenues:						
Inpatient	$	5,756.3	$	5,230.5	$	4,693.8
Other		178.9		142.7		107.4
Net operating revenues	$	5,935.2	$	5,373.2	$	4,801.2

Equity in net income of nonconsolidated affiliates and the *Provision for income tax expense* are reported on our consolidated statements of operations. Segment assets are reported on our consolidated balance sheets as *Total assets*. Segment capital expenditures are reported on our consolidated statements of cash flows as *Purchases of property, equipment, and intangible assets*.

Board of Directors

GREG D. CARMICHAEL
Chairman of the Board
Encompass Health Corporation
Executive Chairman
City National Bank

EDWARD M. CHRISTIE, III
Former President and Chief
Executive Officer Spirit Airlines, Inc.

CAIN A. HAYES
Director
DocuSign, Inc.

JOAN E. HERMAN
President and Chief Executive Officer
Herman & Associates, LLC

LESLYE G. KATZ
Former Senior Vice President
and Chief Financial Officer
IMS Health, Inc.

KEVIN J. O'CONNOR
Senior Vice President, General
Counsel and Corporate Secretary
Lockheed Martin Corporation

CHRISTOPHER R. REIDY
Director
Embecta Corp.

NANCY M. SCHLICHTING
Director
Baxter International Inc.

MARK J. TARR
President and Chief Executive Officer
Encompass Health Corporation

TERRANCE WILLIAMS
President and Chief Executive Officer
TruStage Financial Group, Inc.

Executive Officers

MARK J. TARR
President and Chief Executive Officer

PATRICK W. TUER
Executive Vice President and
Chief Operating Officer

DOUGLAS E. COLTHARP
Executive Vice President and
Chief Financial Officer

PATRICK DARBY
Executive Vice President,
General Counsel and Secretary

ELISSA J. CHARBONNEAU, D.O.
Chief Medical Officer

ANDREW L. PRICE
Chief Accounting Officer

EDMUND M. FAY
Senior Vice President and Treasurer

Stockholder Information

PRINCIPAL CORPORATE OFFICES
Encompass Health Corporation
9001 Liberty Parkway
Birmingham, AL 35242
205.967.7116

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
PricewaterhouseCoopers LLP
569 Brookwood Village, Suite 851
Birmingham, AL 35209

TRANSFER AGENT AND REGISTRAR
Written requests:
Computershare
P.O. Box 43006
Providence, RI 02940-3006

By overnight delivery:
150 Royall Street, Suite 101
Canton, MA 02021
1.877.456.7913 (U.S.)
1.781.575.4686 (non-U.S.)
web.queries@computershare.com

STOCK LISTING
Encompass Health Corporation common
stock trades on the New York Stock
Exchange under the symbol "EHC."

STOCKHOLDER INFORMATION
AND INQUIRIES
Stockholders and investors seeking
information concerning stock
ownership or Encompass Health
generally are invited to contact
Encompass Health's Investor Relations
by calling 205.969.4600 or sending
an email to investorrelations@
encompasshealth.com.

Information concerning Encompass
Health can also be obtained through our
website at www.encompasshealth.com.

ANNUAL MEETING
OF STOCKHOLDERS
The annual meeting will be held on
May 7, 2026 at 11:00 a.m., central time,
in virtual format and will be accessible at
www.virtualshareholdermeeting.com/EHC2026

CERTIFICATIONS
Our chief executive officer and chief
financial officer have filed with the
Securities and Exchange Commission
the certifications required by Section
302 of the Sarbanes-Oxley Act of 2002
as Exhibits 31.1 and 31.2 to the
Company's Annual Report on Form 10-K
for the fiscal year ended
December 31, 2025.